The Hartford Financial Services Group, Inc.

2002 Annual Report



Always thinking ahead

THE HARTFORD

On the cover: **Susannah Wunderlich and grandson Joe are thinking ahead to continued growth and renewal. Wunderlich and husband Richard, retirees in Naples, Fla., rely on life insurance, annuities and other products from The Hartford for a fertile future. They also rely on trusted advisors.** ***See page 10.***

Financial Highlights

(in millions except for per share data)	2002	2001	2000
Net income [1]	$ 1,000	$ 507	$ 974
Operating income [1] [2]	$ 1,250	$ 724	$ 962
Revenues	$ 15,907	$ 15,147	$ 14,703
Assets under management [3]	$ 198,676	$ 198,914	$ 183,824
Diluted Earnings Per Share:			
Net income [1]	$ 3.97	$ 2.10	$ 4.34
Operating income [1]	$ 4.96	$ 3.00	$ 4.29

[1] 2002 includes a $76 tax benefit at Hartford Life, Inc. ("HLI"), $11 after-tax expense related to Bancorp Services, LLC litigation, and $8 after-tax benefit in Life's September 11 exposure. 2001 includes $440 of after-tax losses related to September 11 and a $130 tax benefit at HLI.

[2] Operating income represents after-tax operational results excluding, as applicable, net realized capital gains or losses, restructuring charges, losses from early retirement of debt and the cumulative effect of accounting changes.

[3] Includes mutual fund assets and third-party assets managed by Hartford Investment Management Company.


Net Income
(in millions)
$1,200
960
720
480
240
02
01
00


Operating Income
(in millions)
$1,500
1,200
900
600
300
02
01
00


Revenues
(in billions)
$16.0
12.8
9.6
6.4
3.2
02
01
00


Assets Under Management
(in billions)
$200
160
120
80
40
02
01
00

Dear Fellow Shareholders,

A punishing business environment on top of the third year of a bear market made 2002 another tough year. We were forced to grapple with a "perfect storm" scenario that combined investment losses, a challenging credit environment, aggressive asbestos litigation and the continuing risk of terrorism. Some of our shareholders and customers—who were also punished by this economy—might be wondering what we're doing to combat these issues and preserve their assets over the long term. They're asking where their investments can earn the best return while minimizing their exposure to the stock market's vagaries.

Those are fair questions. This annual report answers them.

We withstood the turbulence of 2002 much better than most in our industry, just as we've done for nearly two centuries. The strength of our property-casualty business mitigated the investment losses that affected our entire industry. Our tighter underwriting standards and higher pricing generated superior margins to compensate for low credit-market yields. We intensified our efforts to bring about a legislative solution to the problem of costly asbestos claims. And while we were extremely pleased with the terrorism backstop legislation passed by Congress last year, our work in that area is not finished. We continue to manage our risk and think ahead to ensure we are adequately protected from terrorism exposure in the future.

As difficult as 2002 was, we have positive things to look back on—like record annuity sales—and plenty to be optimistic about. I attribute our resilience to several factors, which this report describes in detail. They include a balanced and diversified portfolio of businesses, the high quality of our distribution partners, and our practice of always thinking ahead. At the core of our company are the integrity and customer focus of 29,000 employees who deliver The Hartford Experience every day. They respond quickly to customers' needs, make it easy for distributors to do business with us, and provide extraordinary service.

In spite of the difficulties in 2002, we have a consistently strong record since we went public in 1995. We've averaged 8.7 percent annual growth in net income, while operating income has averaged 14.7 percent annual growth. We've met or exceeded earnings estimates for 26 of the past 28 quarters. Assets under management, which we define as total assets plus mutual fund assets and third-party assets managed by Hartford Investment Management Company, have grown 11 percent on an annualized basis.

Our diversified business platform, perhaps more than anything else, helped us weather economic uncertainty and increasingly complex risks last year. Our property-casualty results were robust, thanks to varied products and a world-class distribution network. Favorable pricing, a flight to quality, and continued strong ratings put our company head and shoulders above weaker competitors in our industry. Our excellent property-casualty results helped offset the equity market decline, which made 2002 a very difficult year for our life operations.

Our enterprise agency strategy, which you'll learn more about in this report, is deepening our relationships with distribution partners to capture a bigger share of their most profitable business. The strategy enables those partners to come to one company for business and personal insurance and for advice on how to package products for each customer.

The Hartford's overall revenues in 2002 rose 5 percent to $15.9 billion. Net income was $1.0 billion, or $3.97 per diluted share, an 89 percent increase on a per-share basis. Net income for 2002 includes $250 million of net realized capital losses, after tax, compared with $164 million of net realized capital losses, after tax, for 2001.

Operating income was up 73 percent to $1.25 billion, or $4.96 per diluted share. The calculation of operating income for 2002 and 2001 includes the effects of the Sept. 11, 2001 attack and of tax benefits primarily related to the favorable treatment of certain tax matters arising during the 1996-2002 tax years at Hartford Life, Inc. These factors are explained in detail in the Management Discussion & Analysis section of this annual report.

Property-casualty net income rose to $469 million, while operating income increased to $523 million. Pricing increases, favorable catastrophe results and our ability to manage expenses and control losses led to an overall combined ratio of 99.2. Commercial lines benefited from a flight to quality and a solid underwriting environment in 2002. Commercial lines comprise Business Insurance and Specialty Commercial.

Ramani Ayer
Chairman, President and
Chief Executive Officer



"Our diversified business platform, perhaps more than anything else, helped us weather economic uncertainty and increasingly complex risks last year."

Thinking ahead toward improving returns to shareholders, we began adjusting prices in our Business Insurance segment as early as 1998, long before our competitors. That foresight continues to pay off. In 2002 net written premiums in our Business Insurance segment rose 18 percent to $3.4 billion, excluding the impact of 9/11 on 2001 results. The combined ratio was 96.2, a 1.6-point improvement over 2001, excluding the impact of 9/11. The middle-market business in particular is benefiting from our ease-of-doing-business approach to new business submissions, a unique capability in the industry.

We have consistently provided Specialty Commercial products such as director's and officer's insurance even when the industry's capacity for these products was limited. Today distributors are clearly showing their preference for our products' high quality. Net written premiums in 2002 jumped 37 percent to $1.4 billion, primarily from growth in property, professional liability and specialty casualty businesses. These increases exclude the impact of 9/11 on 2001 results. The combined ratio improved by 10.2 points to 98.1, excluding the impact of 9/11, as price increases worked their way through the results.



Dave Zwiener, President and Chief Operating Officer, Property and Casualty Operations

In personal lines, pricing, loss control and fewer catastrophes led to improvements. Net written premiums rose 7 percent to $3.1 billion for the year, due primarily to a 13 percent increase in AARP written premiums. On Jan. 1, 2002 we began a new eight-year contract with AARP to market auto and homeowners insurance to its 35 million members. We consider it an honor and an affirmation of our service culture for a highly respected service-oriented organization such as AARP to choose our company to provide insurance to its members. Partly as a result of our AARP partnership, personal lines' combined ratio of 100.8 improved on the previous year's by 2.0 points. We expect further improvements in 2003.

Despite the difficult year, our life operations' financial discipline and strong products proved superior to those of our competitors. Our lead variable annuity products, Director and Leaders, both saw sales increases in 2002, contributing to record overall annuity sales of $11.6 billion, a 17 percent increase.

Total revenues from our life operations were $6.4 billion, compared with $6.5 billion in 2001. Life's 2002 net income was $557 million, compared with $685 million for the previous year. Operating income was $753 million, compared with $800 million in 2001. Life's net income and operating income include tax benefits primarily related to the favorable treatment of certain tax matters arising during the 1996-2002 tax years. The company recognized a $76 million benefit in 2002 and a $130 million benefit in 2001 related to these tax matters.

Our Investment Products Division (IPD) felt the equity market's impact the most. The division markets annuities, mutual funds, 401(k) plans, college savings plans, and state and local government retirement plans. IPD had net income of $432 million, compared with $463 million in 2001. However, total sales and deposits were up 3 percent to $20.8 billion, led by a 65 percent increase in our Leaders variable annuity product. By the end of the year, Leaders had moved into the number two position in retail variable annuity product suite sales, right behind our industry-leading Director product suite.

We launched our Principal First variable annuity rider in August, and it was an overwhelming success. The Principal First rider typifies our commitment to staying attuned to our customers' needs. The 1990s were a period in which investors aggressively sought capital appreciation. But the volatile equity market of 2000-02 drove more and more investors away from risk and toward capital preservation. The Principal First rider guarantees investors will get back 100 percent of the principal they invest in variable annuities from The Hartford, even if the equity market declines. The only stipulation is that they can't withdraw more than 7 percent of their principal in any given year.

Sales of our mutual funds were down 16 percent in 2002, reflecting investors' continued reluctance to commit to equities in a tough market. However, we introduced several fixed-income funds, including a Treasury inflation-protected securities (TIPS) fund, to meet investors' desire for conservative investment options. We also added a number of dedicated mutual fund wholesalers in the wirehouse channel to increase our sales effectiveness.



Tom Marra,
President and Chief Operating Officer, Life Operations

Sales of corporate 401(k) plans rose 18 percent to $1.0 billion, benefiting from the proprietary products we market through distributors. We also successfully launched our SMART 529™ college savings plan in conjunction with the state of West Virginia, and had $94 million of sales.

The Group Benefits Division (GBD) delivered its best year ever, with net income growth of 21 percent to $128 million and revenue growth of 3 percent to $2.6 billion. Despite intense competition and a challenging operating environment, GBD was able to achieve these exceptional results by expanding and honing the skills that set us apart in the marketplace.

GBD's disciplined approach to underwriting and its superior claims management enabled us to continue to reduce our loss ratio, from 82 percent to 81 percent, while our focus on carefully managing expenses also contributed to the record results. The division has been a consistent performer through several challenging periods in the group life and disability industry.

We took important steps to promote growth in Individual Life, where 2002 net income was $133 million, a 10 percent increase over 2001. However, sales were down 24 percent. Given customers' strong preference for the predictability of universal life insurance, we introduced an enhanced universal life product that offers a lifetime-protection guarantee and fixed-rate cash value growth, and we introduced new guarantee riders in our variable life product line. We also introduced online tools to make it easier for brokers to sell individual life. Only 5 percent of these professionals market our individual life products now; we want to get that number to 40 percent.

A bright star in our life operations in 2002 was our international business, which proved that the values embodied in The Hartford Experience know no boundaries. Our Japanese venture, Hartford Life Insurance K.K., had a truly extraordinary year. Sales in 2002 reached $1.4 billion—triple those of 2001. In October Japanese regulators began permitting banks to sell variable annuities, including ours. This gave us a healthy distribution channel to add to the broker-dealers that began marketing our products in December of 2000.

Our Brazilian joint venture with Grupo Icatu, one of South America's leading investment groups, has seen annualized top-line growth of 16 percent since 1997, its first full year. We're also thinking ahead to other promising markets.

Equity investors' difficulties only confirmed the soundness of our business model, which adds the most value during challenging economic times. Frustrated investors are wisely turning to professionals for advice. We have a vast network of experienced distribution partners that include wirehouses, independent financial planners and broker-dealers, including our wholly owned Woodbury Financial Services broker-dealer. All these distributors deliver sound investment advice, which seemed in short supply elsewhere in 2002. And when financial professionals need strategic support, they turn to our highly skilled wholesalers at PLANCO, our wholly owned subsidiary that wholesales our annuities, mutual funds and other financial services products.

Continuing our tradition of service excellence, we received three DALBAR service awards in 2002. We won an unprecedented seventh consecutive DALBAR Annuity Service Award and the Financial Intermediary Service Award. For the second straight year, we were the only company to win the DALBAR Life Insurance Service Award. We also received our fourth Operations Managers Roundtable Award in 2002 for annuity customer service, as measured by leading broker-dealers. The awards confirm that we really are delivering The Hartford Experience.

Thinking ahead, we continue to apply managerial discipline to the issues that affect our business. Three issues in particular deserve mention: terrorism backstop legislation, asbestos liability and the Sarbanes-Oxley Act of 2002.

First, as I mentioned earlier, we were extremely pleased that terrorism legislation was signed into law late last year. Passage of this legislation was critically important, not only to our company and our industry but also to our customers and our nation's economy. The insurance industry incurred losses of about $40 billion as a result of 9/11. The horror of that day drove home the fact that our industry cannot bear all the risk of future attacks. We will continue to manage risk aggressively, but we need the federal government as a partner to provide a backstop for our industry should the worst occur.

The legislation does much more than help the insurance industry. It enables businesses to continue investing and growing with the peace of mind that they'll be protected from financial ruin. It also proves that the private sector and government can work together to solve immensely difficult problems that affect millions of Americans. President Bush, U.S. Sen. Christopher Dodd of Connecticut, U.S. Rep. Michael Oxley of Ohio and Connecticut Gov. John Rowland, among others, demonstrated extraordinary leadership in supporting this legislation. We were proud to do our part in rallying support in Washington.

Second, we have joined forces with the American Insurance Association and the business community to seek a legislative solution to the staggering economic impact of costly asbestos claims. Some 8,000 companies face asbestos litigation, and there are about 300,000 pending claims, putting tremendous strain on the court system. Policyholders and plaintiffs' lawyers are becoming increasingly aggressive against insurers, even in the absence of asbestos-related illness.

Those who are ill aren't the only victims of this burgeoning social crisis. There are economic victims, too. As of the end of 2002, there were 61 asbestos-related Chapter 11 bankruptcy filings, including 35 since 1998. An estimated 60,000 people have lost their jobs. We will continue to push for reform, which we believe will have a positive effect on asbestos litigation. We have $2.0 billion in gross reserves and $1.1 billion in net reserves for expenses related to asbestos claims.

Third, we are enthusiastically complying with the Sarbanes-Oxley Act of 2002. It's not difficult for us; in fact, it's really nothing new. Integrity in our relationships with all stakeholders has been a core value of The Hartford since day one in 1810.

In the spirit of more transparent financial reporting, we announced last year that we would book stock options as compensation expense, using fair-value recognition provisions. We began using this methodology Jan. 1, 2003. In keeping with our conservative management philosophy, we believe this is the right thing to do.

No one can predict the future, but we can predict which companies will be winners in their industries. Winners take the long-term view. They're disciplined and decisive. They're profit-minded and they invest in businesses that generate superior and consistent returns. They treat their employees, business partners and customers with the utmost respect.

We're that kind of winner, and we have tremendous opportunities ahead of us. The property-casualty business will continue to be very attractive for a company with a management team and field organization as strong as ours. Distributors continue to seek high-quality partners like The Hartford, as weaker players lose share of market to the stronger ones.

What's more, powerful demographic shifts in our country will ensure that retirement savings continue to grow. That fact and the enduring fundamental strength of the American economy make me extremely optimistic about customers' continued investment in our products.

I want to thank our 29,000 employees worldwide, our business partners, our board of directors and, especially, our customers for their support during another turbulent year. I also thank you, our shareholders, for your continued confidence.

We're always thinking ahead as the business environment changes and our customers' and partners' needs evolve. Few companies can match our consistency of management, financial strength, discipline and ability to adapt quickly to constant change. Few in our industry will emerge from the "perfect storm" as strong as we will. We're in a cyclical bear market, but the storm will pass. When it does, our investment business will rebound strongly. We're determined to stay ahead of the curve, and we're absolutely determined to continue earning your trust.

Sincerely,



Ramani Ayer
Chairman, President and Chief Executive Officer



We deployed new strategies and introduced new products designed to preserve customers' wealth and keep their dreams alive.

Preserving peace of mind

There's no short cut to lasting wealth. But those who take a long-term view toward building their assets and protecting their businesses do eventually reap rewards.

They have a dependable guide: The Hartford.

Our practice of always thinking ahead for our partners and customers was never more on target than in 2002. The prolonged stock market slump prompted even the most independent-minded investors to wisely seek professional advice. And it led professionals to our proven money management and disciplined long-term strategies.

For business owners, tough times made every cost increase extremely painful, including insurance premiums that rose 20 percent and even higher toward the end of 2002, in part because of new risks in a post-9/11 world. Small wonder those business owners turned for help to independent agents, who understand their clients' businesses and provide needed advice. Those agents in turn relied on the company they knew had the wisdom, resources and strength to navigate rough seas—as it has for nearly two centuries.

Mary Ann Fanter, a retired teacher in Flower Mound, Texas, knows how to listen and learn. She's reaping the benefits of her financial advisor's counsel and an assortment of The Hartford's investment products. ***See page 13.***

New methods to preserve wealth

In 2002 we deployed new strategies and introduced new products designed to preserve customers' wealth and keep their dreams alive, despite a bear market that has ransacked many a nest egg. While market growth has certainly slowed from the heady days of the '90s, we still expect significant growth in the company's variable annuity and mutual fund business. One out of every three dollars directly controlled by households is now in a mutual fund, and we expect mutual funds to capture more than half of all household savings and investments in the coming decade.

More than 56 million Americans are 55 years of age or older, according to the U.S. Census Bureau. Moreover, the number of Americans age 65 or over is projected to double to 70 million over the next three decades. Investors in these demographic sectors are going to want our discipline and stability to help them accumulate, preserve and pass on their wealth to future generations.

"Principal First," a new option for owners of our variable annuity products, exemplifies our determination to give investors new, flexible methods to help preserve their wealth. The Principal First option is a simple tool that guarantees that investors will get back 100 percent of their principal even when the equity market performs poorly.

Preserving and growing wealth are also fundamental to the individual life product offerings. In 2002 we addressed the demands of the market by broadening our product line to include a new universal life product, Stag UL Plus. We also added guarantee riders to our variable life products. Stag UL Plus and the new variable life product guarantees allow financial advisors to offer clients a broad array of products to help accumulate wealth, preserve it and transfer it to heirs.

Flexible products and quality distribution partners are two elements of our strategy. The third element is our roster of extraordinary professional money



Bill Leach, senior vice president at Smith Barney in Naples, Fla., left, and his son, Jeff, vice president, sales, counsel clients such as Richard and Susannah Wunderlich *(see cover)*. The Leaches provide comprehensive money-management services and advice on The Hartford's life insurance, annuities, and equity and fixed-income funds.

managers: AIM Funds Management, Inc., American Funds, Franklin Templeton Investments, MFS Investment Management, Putnam Investment Management, Wellington Management Co. and our own Hartford Investment Management Company.

In 2002 we also continued to think ahead for customers seeking alternatives to equity funds. We introduced five fixed-income funds, including a Treasury inflation-protected securities (TIPS) fund.

Our ability to navigate choppy waters and provide solutions to customers' most pressing needs are two reasons property-casualty agents guide small and middle-market commercial customers to us. In the 9/11 aftermath, for example, "Catastrophe Team"—CAT—adjusters were on the ground within days, fulfilling obligations to policyholders who suffered losses.

We assigned extra resources to expedite service requests, and customers received premium payment extensions as needed. One adjuster wrote a $250,000 check on the spot to help a lower Manhattan computer consulting company begin its cleanup. CAT team members and call centers' customer service representatives received special training to help them cope with traumatized customers, and the company distributed disaster-recovery literature to help customers get back to business. We paid virtually all property, auto and workers' compensation claims within 12 months, and we responded quickly to business-interruption claims, large commercial property claims and claims for long-term compensation losses.

A flight to quality

The property-casualty business is experiencing historic upheaval, even more than a year after 9/11. New companies have emerged, particularly in the reinsurance business, to take advantage of a





Raymond James & Associates Financial Advisor Ilona Sawin, left, and Senior Vice President, Investments Shelly Fernstrom, center and left photo, provide counsel to Sandy Nylese, a Naples, Fla., client. Sawin and Fernstrom, a Certified Financial Planner,℠ specialize in working with recently divorced women. Redesigning their estate plans, using The Hartford's life insurance and annuity products, is an important part of their financial-planning practice.

hard market and its higher premiums. At the same time, established companies whose undisciplined underwriting now threatens their survival are exiting some businesses.

"There's still a lot of confusion after 9/11," says Mark Angers, executive vice president of The Lockton Companies, a regional agency based in Kansas City, Mo. "We're seeing a lot of companies facing financial difficulties."

In this kind of environment, few agents can stake their reputations on insurance companies that might vanish tomorrow. And no matter how low the premiums, no business can afford an insurance company that won't be around to pay a claim.

The upshot: a flight to quality that accelerated in 2002 as a result of agency consolidation and carrier disruption. Agents looking for a financially sound, market-savvy business partner will turn to the one that embodies those qualities—namely The Hartford. And once those agents choose us, they stick with us.

The message: We're partners

Our commitment to our distributors shines through in how we addressed the sensitive issue of higher premiums in 2002. Many insurance companies simply raised premiums by a set percentage across the board. Not The Hartford. We invested time to weigh each customer's risk and, just as importantly, each agent's long-term profitability. Then we adjusted premiums accordingly. That sent a clear message to agents: We're partners.

We alerted agents three months before the increases took effect. Agents then had time to meet with customers and devise strategies to minimize the impact. Like us, the best agents invested time to help customers manage those increases.

"The steps to take are unique and tailored to each client's business," says Wade Reece, president of Raleigh, N.C.-based BB&T Insurance Services, whose 73 agencies serve eight states. "We look at deductibles and coverages to deliver the best solution. We do this all the time, but in this kind of market it's especially important to our clients."

And in the uncertain times of 2002, it was especially important to have The Hartford thinking ahead for those customers.



Complex challenges require strong partnerships. Debra Taylor, principal of Taylor Financial Group, LLC, and The Hartford's Regional Manager David Bekenstein, far left, are helping Central Bergen Federal Credit Union in Hackensack, N.J., design a pension plan for the company and a retirement plan for CEO Jerry D'Ambrosio. The latter plan will include The Hartford's individual life insurance. Taylor, an attorney and CPA, provides wealth-management counsel to businesses and high-net-worth individuals.



Ask Mary Ann and Denny Fanter, far right, how important a stable nest egg is. The St. Louis natives are enjoying a new life in the rapidly growing community of Flower Mound, Texas. The early retirees' investments survived the bear market, thanks to products from The Hartford and advice from Jerry Boda. Boda is a Certified Financial Planner™ Professional and president of Boda Financial Group, Inc., a registered investment advisory firm. Boda's comprehensive financial plan for the Fanters includes The Hartford's variable annuities and variable universal life insurance. Both are designed to meet the Fanters' balanced objectives of growth and wealth preservation.





"We're thinking ahead for our partners and giving them greater opportunities to grow their business. And growing profitable business is among The Hartford's most basic purposes."

Achieving a clear purpose

Seven years ago The Rutherfoord Companies did very little business with The Hartford. Today the Virginia-based insurance agency writes nearly $15 million in premiums with us.

What accounts for that growth?

"A great business model," says Tom Brown, The Rutherfoord Companies' president.

He's referring to The Hartford's commitment to providing product expertise, excellent service and underwriting discipline, all designed to build long-term partnerships with some of the industry's best distributors.

"They have really done what no one else has done very well," Brown says. "They have integrated their business units to provide a seamless solution to the customer. This has enabled them to broaden their risk appetite and become one of the truly premier players in the insurance world. We are very excited about our relationship with The Hartford and their commitment to being a partner."

With our new "enterprise agency strategy," we're thinking ahead for our partners and giving them greater opportunities to grow their business. And growing profitable business is among our most basic purposes.

Introduced in 2002, the strategy delivers the full complement of The Hartford's property-casualty products at a single

Frank Howard, president of Howard Insurance, Inc., provides both property-casualty and life insurance from The Hartford in the Washington, D.C., area. ***See page 19.***





When St. Catherine's School, a private K-12 girls school in Richmond, Va., decided to build a unique new athletic and aquatic center on its main campus, it turned to Kjellstrom & Lee, Inc. for pre-construction and construction services. The unique challenges included a 25-meter pool several stories below grade. K&L has a 40-year history of meeting these challenges for clients like St. Catherine's. K&L President Pete Alcorn, above right, called on The Rutherfoord Companies' Tom Brown, president, above center and photo at left, and John Stanchina, senior vice president, above left and photo below, to help assess and solve the insurance needs with The Hartford's property-casualty insurance products.



point of sale in local offices across the United States.

"The Hartford's enterprise strategy has broken down the silos between product lines," says Mark Angers, executive vice president of The Lockton Companies, a Kansas City, Mo.-based agency. "We don't need 20 relationships, because we can have one relationship with The Hartford. We have a champion and a partner who is committed to doing business with us."

Many of our administrative functions, such as obtaining policy and endorsement data, billing customers and tracking commission statements, have migrated online or are performed at our Customer Care Centers. Removing backroom functions from local offices enables us to invest in our sales and underwriting organizations in major metropolitan areas, including those in the Midwest and the West where we're expanding our presence while many competitors are retracting.

More efficient agencies

Research has shown that most property-casualty business is written within a 40-mile radius of the insurance producer's office. In light of that evidence, we now have 15 regional offices and six branch offices, three of the latter having opened in 2002. Our strong brand and reputation for quality help us attract and develop world-class talent to deepen The Hartford's relationships with local agencies.

The time is right for the enterprise agency strategy for two reasons.

One, a challenging economic environment leads many producers to consolidate to gain economies of scale. More efficient agencies naturally want to streamline their cost structure and enhance relationships with insurance carriers they believe are financially strong and will emerge winners.

"It's tough to have total expertise and to stay up with all the changes in products," says Frank Howard, president,



New Horizons Foods in South San Francisco, Calif., processes and wholesales food products for grocery stores, particularly those owned by Asian-Americans, in the San Francisco area. Clay Wiens, far left, principal of San Francisco-based Pennbrook Insurance Services, Inc., works with Susan Mai, left and below, New Horizons Foods' manager. Pennbrook has provided The Hartford's property-casualty insurance, including auto insurance, for eight years to this loyal middle-market customer.



Howard Insurance, Inc., a Washington, D.C., agency that's been writing both property-casualty and life business with The Hartford since 1945. "The Hartford is excellent there."

Two, those deeper relationships enhance The Hartford's growth opportunities by making it easier for agents to market all The Hartford's products, including specialty lines such as director's and officer's and errors and omissions. The tumultuous business environment has created high demand for both—with financially strong partners.

"We can now go to the customer more seamlessly with a cleaner package of products from the same carrier," says Brown.

That's much more efficient than cobbling products together from multiple carriers. So is dealing with the same claims people, another benefit of The Hartford's enterprise agency strategy.

The strategy expands an already strong small and mid-size commercial business. In particular, our Select Customer business—the small-business segment—has grown by 15 to 20 percent annually over the last four years, substantially faster than the industry. It's a profitable business. Our combined ratio in this segment has averaged below 100 for 19 years.

Greater wallet share

Our success among commercial customers doesn't distract us from the individual market. In fact, cross-selling individual property-casualty insurance to commercial customers (and vice versa) is another benefit of the enterprise agency strategy and another way agents can grow their books of business more easily. They gain greater wallet share by marketing to their existing customer bases, which correlates directly with enhanced customer retention.

> "Ease of doing business and ever-evolving products keep distributors loyal to The Hartford. As customers achieve business and personal objectives over the long term, our distributor relationships grow stronger."



When you serve high-profile, high-performance customers, you don't take chances. That's one reason Steve Slye, in white shirt, turns to The Hartford to protect his family business. Steve, mother Bette, below, and sister Patricia, bottom right, are president, vice president/treasurer and secretary, respectively, of Robert Slye Electronics, Inc. The Arlington, Va.-based company, founded by Bette and Robert Slye, designs and installs mission-critical audio, video and control systems for corporate, governmental and custom-home clients. Father-and-son team Frank Howard, president of Howard Insurance, Inc., far left, and Andrew Howard, vice president, center, provide the Slyes with The Hartford's property-casualty insurance for the business, "key person" life insurance for Steve Slye, and personal property-casualty insurance for each family member.





Talk about family ties. Phil DeAngelo, vice president of advisory services for Passante Associates in Highland, N.Y., left, has a connection to the Mavrogiannis family that predates their successful business relationship. Dino Mavrogiannis, president of Dino Mavros Co., right, bought a Montgomery, N.Y., building from DeAngelo's grandfather more than a decade ago to house his family's growing restaurant supply company. Mavrogiannis, son Steve, center, and wife Laura, below, now rely on DeAngelo and The Hartford for retirement-planning products designed to protect the business for generations.







Providing sales support and efficient marketing platforms are ways we always think ahead for customers and distributors. Providing extraordinary technological tools is another way. Ever-evolving tools such as the Electronic Business Center (EBC) make it easy for property-casualty intermediaries to manage customer relationships. The tools provide robust online infrastructures that many distributors, particularly independent agents, could never afford to build by themselves.

Last year we enhanced the EBC—used by more than 35,000 property-casualty professionals—with the industry's first online premium audit search tool. It enables producers to find the outcome of a commercial customer's audit and the reasons for any premium adjustment.

Quicker response

In 2002 we also enabled agents to access customers' billing records online so they can respond instantly to policyholder inquiries without disrupting their workflow. This is extremely valuable, since nearly a third of all customer inquiries are about billing issues. And we became the first insurer to accept property-casualty agents' exposure schedules electronically for personal and small-business accounts. The innovation allows underwriters to respond more quickly to agents about whether the company will quote an account.

Financial advisors can already access online customer-management tools with the Hartford Investor web site. The Annuity Book of Business and Sales Illustration Tools are among the most popular areas of the site and were enhanced in 2002 to include online annuity additions, access to client transaction history and statements, and mutual fund sales illustrations. We also launched three new tools on



The Hartford's Annuity Call Center in Simsbury, Conn., typically fields 5,500 calls per day. But in the volatile equity market of 2002, service specialists such as, left to right, Jose Figueroa, Melissa Garceau and Melissa Pochalski were often called on to give a little bit extra. On July 19, for example, when the Dow Jones Industrial Average fell by nearly 400 points, the center handled some 12,000 calls. That kind of service is one reason The Hartford won its seventh consecutive DALBAR Annuity Service Award in 2002.



Jason Wickam, president of Belvedere Development in Newport Beach, Calif., and his wife, Samantha, reap the rewards of building multi-million-dollar custom homes. To protect the family's income for each other and for son Austin, and to help provide for their retirement, the Wickams purchased two variable universal life insurance policies from Theresa Binkley, below. Binkley is senior investment specialist at UBOC Investment Services, a division of Union Bank of California. William Fortner, bottom, The Hartford's Newport Beach account executive, helped Binkley design the life insurance package as part of the Wickams' diversified investment portfolio.







Hartford Investor to support brokers and advisors who sell our life products—Life Application Status, Individual Life Book of Business and e-Foundation.

Life Application Status lets brokers view the current status of a submitted application immediately. The Individual Life Book of Business helps brokers manage their clients better by providing detailed information on in-force policies. E-Foundation is an online quote and application tool that supports and further simplifies the process of selling life insurance through Stag Foundation.

Stag Foundation is part of our broader initiative to SimplifyLife℠ for financial intermediaries. The program allows a broker to complete a Request for Application by simply entering basic customer data and then turning the application process over to us. An in-house interviewer works with the customer to ask necessary medical questions and obtain requirements to underwrite and issue the policy. The policy is then sent to the broker, who delivers it to the customer and completes the sale.

Because the Request for Application is consistent with the transactional nature of their day-to-day customer interactions, brokers and financial advisors who never sold life insurance become comfortable doing so. They can make the product part of clients' comprehensive financial plans. In working with these distributors, The Hartford sees significant potential for increased market penetration.

Ease of doing business and ever-evolving products keep distributors loyal to The Hartford. As customers achieve business and personal objectives over the long term, our distributor relationships grow stronger.

So does The Hartford's business.



Roger Staubach, below left, chairman and CEO of Dallas-based The Staubach Company, and Jeff Lamb, immediate left, Staubach executive vice president-corporate operations, require a property-casualty insurer with the breadth of products to match the myriad services their worldwide corporate real-estate company provides. They selected The Hartford because it meets that requirement, but also because of its financial stability and strong brand. Gary Donofrio, far left, senior vice president of insurance agency Palmer & Cay of Dallas, and Tim Nelligan, below right, The Hartford's regional vice president, are Staubach's main contacts.





"No matter how or where the company operates, our people take extraordinary service seriously. And we're always thinking ahead to improve that service."

Delivering
The Hartford Experience

Ruth Mitman is one of six gerontologists at The Hartford who develop programs to support the company's AARP affinity partnership and other groups throughout the company. They direct mature-market initiatives and education that equip The Hartford's employees to provide superior service. The gerontologists also work with the MIT Age Lab to conduct research on older-driver issues.

It's not emblazoned on a soda can. It doesn't light up a fast-food restaurant. You don't drive it. You can't wear it.

But The Hartford's brand is as tangible as any in the world. It's embodied in the experience of every customer every day. It's in our customer solutions, our ease of doing business and our extraordinary service. We have a name for it: The Hartford Experience.

Changing customer needs

Customer solutions include innovative products to meet ever-changing customer needs. Like the new FailSafe™ suite of professional liability products for technology companies. We developed FailSafe in 2002 after research showed technology companies still grow and evolve in relatively compressed time frames. The suite offers a mix of coverages, such as security, errors and omissions, and various intellectual-property coverages. It allows technology companies to add or remove coverages quickly as their businesses grow and change to meet customers' needs.

In the same spirit of customer solutions, we introduced the SMART 529™ college savings program and new fixed-income mutual funds, and we extended the distribution of the Stag Foundation suite of individual life insurance products. All help financial professionals tailor investment programs to customers' individual long-term needs.

The Hartford Experience also rang true for group benefits producers and customers in 2002. Customer solutions such as GuidanceResources, Travel Assistance, and Integrated Disability and Family Medical Leave Administration give brokers and employers innovative ways to enhance their benefit program offerings. Technology enhancements such as Electronic Payment make it easier for customers to do business with us.

We also go beyond traditional claims service by referring group benefits customers to specialists who restructure work activity so disabled employees remain productive workers, even after a serious injury or illness. As a result of this and other initiatives, we continue to receive consistently outstanding results on our Claims Satisfaction Survey, with 89.7 percent of people who filed a claim with The Hartford in 2002 responding that they were completely satisfied or mostly satisfied with the service they received.

Our commitment to extraordinary customer service and innovative customer solutions differentiated us in 2002 and helped boost group benefits net income 21 percent despite intense price competition and tough economic times.

AARP agreement

Though selling through intermediaries is fundamental to our business model, we've also taken The Hartford Experience directly to customers since 1984 through our affinity agreement with AARP. A new eight-year contract that



AARP members who call The Hartford's Personal Lines Call Center in San Diego often have problems that transcend their auto or homeowners policies. Employees such as Customer Relations Associate Brea Lowary, right, and, opposite page, left to right, Customer Relations Associate Kunesha Ball, Sales Consultant David Taylor and Service Consultant Stephanie Becotte are trained to deal with profound personal concerns. They might include financial difficulties, serious illness and even dishonest care givers. Sometimes the caller's issue is just intense loneliness. The Hartford customer service professional at the other end of the line is a port in a storm.

began on Jan. 1, 2002 solidified our position as the exclusive provider of auto and homeowners insurance for AARP's 35 million members. The link from AARP's World Wide Web site to The Hartford's site enables customers to complete the entire transaction online.

Our AARP affinity agreement generates some of our most profitable auto business. Acquisition, processing and billing costs of the online business are 15 percent to 20 percent lower than those of traditional sales. Consequently, the expense ratio for AARP business is more than 20 percent lower than that of the industry at large. We have more than 900,000 AARP homeowners policies and nearly 1.5 million auto policies in force—with a 92 percent retention rate for our in-force policies.

Exporting The Hartford Experience

If the AARP success shows there are many ways to deliver The Hartford Experience, our international businesses prove there are many places where we can deliver it. No international operation has validated our business model and The Hartford Experience more than our Japanese venture, Hartford Life Insurance K.K.

Our Japan operation is a mirror image of the model that made us number one in the U.S. variable annuity market. We sell through a variety of distribution partners and support them with our wholesaling and customer service expertise. Starting with just a handful of employees in December 2000, we now have a staff of more than 200 in Japan.







In 2002 our variable annuity sales in Japan reached $1.4 billion—triple those of 2001, the venture's first full year. A major breakthrough occurred in October 2002, when Japanese regulators began permitting banks to sell variable annuities, including ours. This represents a tremendous opportunity for future growth in Japan. We now have agreements with more than 20 Japanese banks, and we continue to sign up more banks and broker-dealers to sell our products.

Japan is a natural for our proven strategy of marketing long-term investment products through trusted advisors. The country, with 127 million people, has a sizeable middle to upper middle class—about half of all Japanese families earn between $50,000 and $150,000 per year. What's more, some 18 percent of Japan's population is age 65 or older, and it enjoys the world's longest life expectancy. This demographic slice is the prime target for our variable annuities. Trust, teamwork and a long-term view are foundations of contemporary Japanese culture, which means The Hartford's nearly two centuries of wisdom appeals to both distributors and customers.

Japan is also famous for its savings culture. On average, Japanese households save more than 10 percent of their income, substantially more than American households. Japan has about $13 trillion in savings, 60 percent of which—nearly $8 trillion—is in low-interest passbook savings accounts, certificates of deposits and other liquid assets. Bankers need only call on their existing depositor base to

> Extraordinary service is part of a 'gold-plated' image that has earned the admiration of a diverse assortment of business organizations and news media.



Hartford Investment Management Company's Investment Strategy Committee, left, meets regularly to discuss the economic outlook as it relates to the fixed-income markets and the firm's bond portfolios. Portfolio Managers Nasri Toutoungi, Bill Davison and Christine Mozonski, below left to right, manage a variety of bond funds, including several introduced this year, that meet investors' desire for conservative investment options.







begin building a variable annuity book of business. Once they do that, customers can move quickly and in big numbers—which is exactly what they've done.

Japan isn't our only international frontier. Our Brazilian joint venture with Grupo Icatu, one of South America's leading investment groups, markets personal savings, pension and group life insurance products.

The venture has generated annualized top-line growth of 16 percent since 1997, its first full year, and excellent profits. It is the seventh-largest life company in Brazil and the third-largest provider of "capitalization," a popular monthly savings product.

Building on success in Japan and Brazil, we're thinking ahead to other promising markets with favorable demographics.

Extraordinary service

No matter how or where the company operates, our people take extraordinary service seriously. And we're always thinking ahead to improve that service. We analyze our call centers' performance continuously with an eye toward swift fulfillment of all customers', agents' and financial professionals' requests.

Our property-casualty business, for example, has designed the Customer Experience Management System. It records service representatives' calls and computer screen data to track and measure the time and steps needed to answer customers' and agents' queries.



The fictional ice cream factory Holbrook Farms—along with a gaggle of well-fed kids—was the subject of a TV commercial that debuted in 2002. The spot highlights The Hartford's property-casualty insurance, which ensures that the business won't melt away even if the freezer fails and the ice cream does. The message was that The Hartford understands the needs of small business owners. Three other TV spots highlight The Hartford's insurance and investment products. All carry the theme "Always thinking ahead."

The objective is "first-contact resolution"—fulfilling every request the first time, with zero rework.

Extraordinary service is part of a "gold-plated" image that has earned the admiration of a diverse assortment of business organizations and news media. In 2002 we earned an unprecedented seventh consecutive DALBAR Annuity Service Award. We also won the DALBAR Financial Intermediary Service Award and our second straight Life Insurance Service Award. DALBAR is an independent research organization that honors financial services companies that exemplify excellence.

In addition, APIW named Judy Blades, senior executive vice president of property-casualty operations, Insurance Woman of the Year. APIW is the leading organization dedicated to the advancement of professional insurance women.

We also received AARP honors as one of the country's 15 best employers for workers 50 and older, based on criteria such as recruiting, training, continued career opportunities and benefits. *Health* magazine rated us one of the 10 best companies in America for working women. And *Fortune* magazine included Calvin Hudson, executive vice president for our property-casualty claims operations, in its select list of the 50 most powerful black executives in America.

Each achievement is an acknowledgement of The Hartford Experience and a brand that constantly adds value to the company it represents.



The kids' ice cream wonderland in The Hartford's TV spot is actually Kenwood Farms in West Hartford, Conn. Real-life owner Milt Bayer, left, has a Select Spectrum policy that's been giving him peace of mind since 2000.





Board of Directors



Rand V. Araskog
Retired Chairman and
Chief Executive Officer,
ITT Corporation



Ramani Ayer
Chairman, President and
Chief Executive Officer,
The Hartford



Donald R. Frahm
Retired Chairman, President
and Chief Executive Officer,
The Hartford



Edward J. Kelly III
President and Chief
Executive Officer,
Mercantile Bankshares Corp.



Paul G. Kirk, Jr.
Of Counsel to Sullivan
& Worcester, law firm



Thomas M. Marra
Executive Vice President,
The Hartford; President
and Chief Operating
Officer, Life Operations



Robert W. Selander
President and Chief
Executive Officer,
MasterCard International



Charles B. Strauss
President and Chief
Executive Officer,
Unilever United States, Inc.



H. Patrick Swygert
President,
Howard University



Gordon I. Ulmer
Retired Chairman and
Chief Executive Officer,
the former Connecticut
Bank and Trust Company



David K. Zwiener
Executive Vice President,
The Hartford; President
and Chief Operating
Officer, Property &
Casualty Operations

Financial Report

Five-Year Summary of Selected Financial Data	34
Business of The Hartford	35
Management's Discussion and Analysis of Financial Condition and Results of Operations	39
Report of Management	102
Independent Auditors' Report	103
Consolidated Statements of Income	104
Consolidated Balance Sheets	105
Consolidated Statements of Changes in Stockholders' Equity	106
Consolidated Statements of Comprehensive Income	107
Consolidated Statements of Cash Flows	108
Notes to Consolidated Financial Statements	109

Five-Year Summary of Selected Financial Data

(In millions, except for per share data and combined ratios)	2002	2001	2000	1999	1998
Income Statement Data					
Total revenues [1]	$ 15,907	$ 15,147	$ 14,703	$ 13,528	$ 15,022
Income before cumulative effect of accounting changes [2]	1,000	541	974	862	1,015
Net income [2] [3]	1,000	507	974	862	1,015
Balance Sheet Data					
Total assets	$ 182,043	$ 181,593	$ 171,951	$ 167,486	$ 150,632
Long-term debt	2,596	1,965	1,862	1,548	1,548
Company obligated mandatorily redeemable preferred securities of subsidiary trusts holding solely junior subordinated debentures	1,468	1,412	1,243	1,250	1,250
Total stockholders' equity	10,734	9,013	7,464	5,466	6,423
Earnings Per Share Data					
Basic earnings per share [2]					
Income before cumulative effect of accounting changes [2]	$ 4.01	$ 2.27	$ 4.42	$ 3.83	$ 4.36
Net income [2] [3]	4.01	2.13	4.42	3.83	4.36
Diluted earnings per share [2]					
Income before cumulative effect of accounting changes [2]	3.97	2.24	4.34	3.79	4.30
Net income [2] [3]	3.97	2.10	4.34	3.79	4.30
Dividends declared per common share	1.05	1.01	0.97	0.92	0.85
Other Data					
Mutual fund assets [4]	$ 15,321	$ 16,809	$ 11,432	$ 6,374	$ 2,506
Operating Data					
Combined ratios					
North American Property & Casualty [5]	99.2	112.4	102.4	103.3	102.9

[1] 2001 includes a $91 reduction in premiums from reinsurance cessions related to the September 11 terrorist attack ("September 11"). 1998 includes $541 related to the recapture of an in-force block of Corporate Owned Life Insurance ("COLI") business from MBL Life Assurance Co. of New Jersey. Also, 1998 includes revenues from London & Edinburgh, which was sold in November 1998, of $1,117.

[2] 2002 includes $76 tax benefit in Life, $11 after-tax expense in Life related to Bancorp Services, LLC litigation and an $8 after-tax benefit in Life's September 11 exposure. 2001 includes $440 of losses related to September 11 and a $130 tax benefit at Life.

[3] 2001 includes a $34 after-tax charge ($0.14 per basic and per diluted share) related to the cumulative effect of accounting changes for the Company's adoption of Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities" and Emerging Issues Task Force ("EITF") Issue No. 99-20, "Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets".

[4] Mutual funds are owned by the shareholders of those funds and not by the Company. As a result, they are not reflected in total assets on the Company's balance sheet.

[5] Represents statutory ratio. 2001 includes the impact of September 11. Excluding the impact of September 11, the 2001 combined ratio was 103.4.

Outlined in the table below are United States Industry Combined Ratios for each of the five years ended December 31:

	2002	2001	2000	1999	1998
United States Industry Combined Ratios [1]	105.7	116.0	110.1	107.8	105.6

[1] Represents statutory ratio. United States Industry Combined Ratio information obtained from A.M. Best. Combined ratio for 2002 is an A.M. Best estimate prepared as of January 2003.

Business of The Hartford

(Dollar amounts in millions, except for per share data, unless otherwise stated)

General

The Hartford Financial Services Group, Inc. (together with its subsidiaries, "The Hartford" or the "Company") is a diversified insurance and financial services company. The Hartford, headquartered in Connecticut, is among the largest providers of investment products, individual life, group life and group disability insurance products, and property and casualty insurance products in the United States. Hartford Fire Insurance Company, founded in 1810, is the oldest of The Hartford's subsidiaries. The Hartford writes insurance and reinsurance in the United States and internationally. At December 31, 2002, total assets and total stockholders' equity of The Hartford were $182.0 billion and $10.7 billion, respectively.

Organization

The Hartford strives to maintain and enhance its position as a market leader within the financial services industry and to maximize shareholder value. The Company pursues a strategy of developing and selling diverse and innovative products through multiple distribution channels, continuously developing and expanding those distribution channels, achieving cost efficiencies through economies of scale and improved technology, maintaining effective risk management and prudent underwriting techniques and capitalizing on its brand name and customer recognition of The Hartford Stag Logo, one of the most recognized symbols in the financial services industry.

As a holding company that is separate and distinct from its subsidiaries, The Hartford Financial Services Group, Inc. has no significant business operations of its own. Therefore, it relies on the dividends from its insurance company and other subsidiaries as the principal source of cash flow to meet its obligations. Additional information regarding the cash flow and liquidity needs of The Hartford Financial Services Group, Inc. may be found in the Capital Resources and Liquidity section of Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A").

The Company maintains a retail mutual fund operation, whereby the Company, through wholly-owned subsidiaries, provides investment management and administrative services to The Hartford Mutual Funds, Inc., a family of 33 mutual funds. Investors can purchase "shares" in the mutual funds, all of which are registered with the Securities and Exchange Commission in accordance with the Investment Company Act of 1940. The mutual funds are owned by the shareholders of those funds and not by the Company.

Pursuant to its initial public offering of Class A common stock on May 22, 1997 (the "Offering") Hartford Life, Inc. ("HLI"), the holding company parent of The Hartford's significant life insurance subsidiaries, sold to the public 26 million shares at $28.25 per share and received proceeds, net of offering expenses, of $687. The 26 million shares sold in the Offering represented approximately 19% of the equity ownership in HLI. On June 27, 2000, The Hartford acquired all of the outstanding shares of HLI that it did not already own ("The HLI Repurchase"). As a result, HLI again became a wholly-owned subsidiary of The Hartford. Additional information on The HLI Repurchase may be found in the Capital Resources and Liquidity section of the MD&A and Note 18(a) of Notes to Consolidated Financial Statements.

On April 2, 2001, The Hartford acquired the United States individual life insurance, annuity and mutual fund businesses of Fortis, Inc. (operating as "Fortis Financial Group", or "Fortis") for $1.12 billion in cash. The Company effected the acquisition through several reinsurance agreements with subsidiaries of Fortis and the purchase of 100% of the stock of Fortis Advisors, Inc. and Fortis Investors, Inc., wholly-owned subsidiaries of Fortis. (For additional information, see the Capital Resources and Liquidity section of the MD&A and Note 18(a) of Notes to Consolidated Financial Statements.)

The Company has exited its international property and casualty businesses by means of a number of dispositions. In September 2001, The Hartford entered into an agreement to sell Hartford Insurance Company (Singapore), Ltd. (formerly People's Insurance Company, Ltd. ("Singapore Insurance")). The sale was completed in January 2002. On February 8, 2001, The Hartford completed the sale of its Spain-based subsidiary, Hartford Seguros. On December 22, 2000, The Hartford completed the sale of its Netherlands-based Zwolsche Algemeene N.V. ("Zwolsche") subsidiary. On November 16, 1998, The Hartford completed the sale of its United Kingdom-based London & Edinburgh Insurance Group, Ltd. ("London & Edinburgh") subsidiary.

Reporting Segments

The Hartford is organized into two major operations: Life and Property & Casualty. Within these operations, The Hartford conducts business principally in nine operating segments. Additionally, the capital raising and purchase accounting adjustment activities related to The HLI Repurchase, capital raised in 2002 that was not contributed to the Company's insurance subsidiaries, and the minority interest in HLI for pre-acquisition periods are included in Corporate.

Life, headquartered in Simsbury, Connecticut, is organized into four reportable operating segments: Investment Products, Individual Life, Group Benefits and Corporate Owned Life Insurance ("COLI"). Life also includes in an Other category its international operations, which are primarily located in Japan and Latin America; realized capital gains and losses; as well as corporate items not directly allocated to any of its reportable operating segments, principally interest expense; and intersegment eliminations.

In January 2002, Property & Casualty integrated its Affinity Personal Lines and Personal Insurance segments, now reported as Personal Lines. As a result, Property & Casualty is now organized into five reportable operating segments: the North American underwriting segments of the Business Insurance, Personal Lines, Specialty Commercial and Reinsurance; and the Other Operations segment, which includes substantially all of the Company's asbestos and environmental exposures. "North American" includes the combined underwriting results of the Business Insurance, Personal Lines, Specialty Commercial and Reinsurance underwriting segments along with income and expense items not directly allocated to these segments, such as net investment income, net realized capital gains and losses, other expenses including interest, and income taxes.

The following is a description of Life and Property & Casualty along with each of their segments, including a discussion of principal products, marketing and distribution and competitive environments. Additional information on The Hartford's reporting segments may be found in the MD&A and Note 17 of Notes to Consolidated Financial Statements.

Life

Life's business is conducted by HLI, a leading financial services and insurance organization. Through Life, The Hartford provides (i) investment products, including variable annuities, fixed market value adjusted ("MVA") annuities, mutual funds and retirement plan services for the savings and retirement needs of over 1.5 million customers, (ii) life insurance for wealth protection, accumulation and transfer needs for approximately 740,000 customers, (iii) group benefits products such as group life and group disability insurance for the benefit of millions of individuals and (iv) corporate owned life insurance, which includes life insurance policies purchased by a company on the lives of its employees. The Company is one of the largest sellers of individual variable annuities, variable life insurance and group disability insurance in the United States. In addition, in 2001 The Hartford Mutual Funds, Inc. reached $12 billion in assets faster than any other retail-oriented mutual fund family in history, according to Strategic Insight. As of December 31, 2002, retail mutual fund assets were $14.2 billion. The Company's strong position in each of its core businesses provides an opportunity to increase the sale of The Hartford's products and services as individuals increasingly save and plan for retirement, protect themselves and their families against disability or death and engage in estate planning. In an effort to advance the Company's strategy of growing its life and asset accumulation businesses, The Hartford acquired the individual life insurance, annuity and mutual fund businesses of Fortis on April 2, 2001. (For additional information, see the Capital Resources and Liquidity section of the MD&A and Note 18(a) of Notes to Consolidated Financial Statements.) In addition, The Hartford's Japanese operation achieved $1.4 billion in variable annuity sales for the year ended December 31, 2002, bringing account values related to Japan to more than $1.7 billion as of December 31, 2002.

HLI is among the largest consolidated life insurance groups in the United States based on statutory assets as of December 31, 2001. In the past year, Life's total assets under management, which include $15.3 billion of third-party assets invested in the Company's mutual funds and 529 College Savings Plans, decreased 2% to $165.1 billion at December 31, 2002 from $168.4 billion at December 31, 2001. Life generated revenues of $6.4 billion, $6.5 billion and $6.0 billion in 2002, 2001 and 2000, respectively. Additionally, Life generated net income of $557, $685 and $575 in 2002, 2001 and 2000, respectively.

Investment Products

The Investment Products segment focuses, through the sale of individual variable and fixed annuities, mutual funds, retirement plan services and other investment products, on the savings and retirement needs of the growing number of individuals who are preparing for retirement or who have already retired. The Hartford sells both variable and fixed individual annuity products through a wide distribution network of national and regional broker-dealer organizations, banks and other financial institutions and independent financial advisors.

In addition to its leading position in individual annuities, The Hartford continues to emerge as a significant participant in the mutual fund business and is among the top providers of retirement products and services, including asset management and plan administration sold to small and medium size corporations pursuant to Section 401 of the Internal Revenue Code of 1986, as amended (referred to as "401(k)") and to municipalities pursuant to Section 457 and 403(b) of the Internal Revenue Code of 1986, as amended (referred to as "Section 457" and "403(b)", respectively). The Company also provides structured settlement contracts, terminal funding products and other investment products such as guaranteed investment contracts ("GICs"). In 2002, The Hartford began selling a 529 college savings product.

The Investment Products distribution network is based on management's strategy of utilizing multiple and competing distribution channels to achieve the broadest distribution to reach target customers. The success of the Company's marketing and distribution system depends on its product offerings, fund performance, successful utilization of wholesaling organizations, quality of customer service, and relationships with national and regional broker-dealer firms, banks and other financial institutions, and independent financial advisors (through which the sale of the Company's retail investment products to customers is consummated).

Individual Life

The Individual Life segment provides life insurance solutions to a wide array of partners to solve the wealth protection, accumulation and transfer needs of their affluent, emerging affluent and business insurance clients. The individual life business acquired from Fortis in 2001 added significant scale to the Company's Individual Life segment, contributing to the significant increase in life insurance in-force.

Consistent with the Company's strategy to access multiple distribution outlets, the Individual Life distribution organization has been developed to penetrate a multitude of retail sales channels. These include independent life insurance sales professionals; agents of other companies; national, regional and independent broker-dealers; banks; financial planners; certified public accountants and property and casualty insurance organizations.

Group Benefits

The Group Benefits segment sells group life and group disability insurance, as well as other products, including stop loss, accidental death and dismemberment, travel accident and other special risk coverage to employers and associations. The Company also offers disability underwriting, administration, claims processing services and reinsurance to other insurers and self-funded employer plans. Generally, policies sold in this segment are term insurance. Typically, policies are sold with one, two or three year rate guarantees depending on the product. This allows the Company to adjust the rates or terms of its policies in order to minimize the adverse effect of various market trends, including declining interest rates and other factors. In the disability market, the Company focuses on strong underwriting and claims management to derive a competitive advantage.

The Hartford uses an experienced group of Company employees, managed through a regional sales office system, to distribute its group insurance products and services through a variety of distribution outlets, including brokers, consultants, third-party administrators and trade associations. The Company intends to continue to expand the system over the coming years in areas that offer the highest growth potential.

Corporate Owned Life Insurance ("COLI")

The Hartford is a leader in the COLI market, which includes life insurance policies purchased by a company on the lives of its employees, with the company or a trust sponsored by the company named as the beneficiary under the policy. Until passage of the Health Insurance Portability and Accountability Act of 1996 ("HIPAA"), the Company sold two principal types of COLI, leveraged and variable products. Leveraged COLI is a fixed premium life insurance policy owned by a company or a trust sponsored by a company. HIPAA phased out the deductibility of interest on policy loans under leveraged COLI at the end of 1998, virtually eliminating all future sales of leveraged COLI. Variable COLI continues to be a product used by employers to fund non-qualified benefits or other postemployment benefit liabilities.

Property & Casualty

Property & Casualty provides (1) workers' compensation, property, automobile, liability, umbrella, specialty casualty, marine, agricultural and bond coverages to commercial accounts primarily throughout the United States; (2) professional liability coverage and directors and officers liability coverage, as well as excess and surplus lines business not normally written by standard commercial lines insurers; (3) automobile, homeowners and home-based business coverage to individuals throughout the United States; (4) assumed reinsurance, primarily through professional reinsurance brokers covering various property, casualty, catastrophe, alternative risk transfer and marine classes of business; and (5) insurance related services.

The Hartford is the fourteenth largest property and casualty insurance operation in the United States based on written premiums for the year ended December 31, 2001 according to A.M. Best Company, Inc. ("A.M. Best"). Property & Casualty generated revenues of $9.5 billion, $8.6 billion and $8.7 billion, in 2002, 2001 and 2000, respectively. Written premiums for 2002, 2001 and 2000 were $8.6 billion, $7.6 billion and $7.3 billion, respectively. Additionally, net income (loss) was $469, $(115) and $494 for 2002, 2001 and 2000, respectively. Total assets for Property & Casualty were $31.2 billion and $29.2 billion as of December 31, 2002 and 2001, respectively.

Business Insurance

Business Insurance provides standard commercial insurance coverage to small and middle market commercial businesses primarily throughout the United States. This segment also provides commercial risk management products and services as well as marine coverage.

Business Insurance provides insurance products and services through its home office located in Hartford, Connecticut, and multiple domestic regional office locations and insurance centers. The segment markets its products nationwide utilizing independent agents and involving trade associations and employee groups. Independent agents, who often represent other companies as well, are compensated on a commission basis and are not employees of The Hartford.

Personal Lines

Personal Lines provides automobile, homeowners' and home-based business coverages to the members of AARP through a direct marketing operation; to individuals who prefer local agent involvement through a network of independent agents in the standard personal lines market; and in the non-standard automobile market through the Company's Omni Insurance Group, Inc. ("Omni") subsidiary. Personal Lines also operates a member contact center for health insurance products offered through AARP's Health Care Options. The Hartford's exclusive licensing arrangement with AARP, which was renewed during the fourth quarter of 2001, continues through January 1, 2010 for automobile, homeowners and home-based business. The Health Care Options agreement continues through 2007. These agreements provide Personal Lines with an important competitive advantage.

Personal Lines reaches diverse markets through multiple distribution channels including independent agents, direct mail, the Internet and advertising in publications. This segment provides customized products and services to customers through a network of independent agents in the standard personal lines market, and in the non-standard automobile market through Omni. Independent agents, who often represent other companies as well, are compensated on a commission basis and are not employees of The Hartford. Personal Lines has an important relationship with AARP and markets directly to its over 35 million members.

Specialty Commercial

Specialty Commercial provides a wide variety of property and casualty insurance products and services through retailers and wholesalers to large commercial clients and insureds requiring a variety of specialized coverages. Excess and surplus lines coverages not normally written by standard line insurers are also provided, primarily through wholesale brokers.

Specialty Commercial provides insurance products and services through its home office located in Hartford, Connecticut and multiple domestic office locations. The segment markets its products nationwide utilizing a variety of distribution networks including independent agents and brokers as well as wholesalers. Independent agents, who often represent other companies as well, are compensated on a commission basis and are not employees of The Hartford.

Reinsurance

The Reinsurance segment assumes reinsurance in North America and primarily writes treaty reinsurance through professional reinsurance brokers covering various property, casualty and specialty classes of business. The Reinsurance segment also writes catastrophe, marine and alternative risk transfer business outside of North America.

The Reinsurance segment assumes insurance from other insurers, primarily through reinsurance brokers, but also through direct channels and pools in the worldwide reinsurance market.

Other Operations

Property & Casualty's Other Operations currently consist of certain property and casualty insurance operations of The Hartford which have ceased writing new business. These operations primarily include First State Insurance Company, located in Boston, Massachusetts; Heritage Reinsurance Company, Ltd., headquartered in Bermuda; and Excess Insurance Company Limited, located in the United Kingdom. Also included in Other Operations are Property & Casualty's international businesses up until their dates of sales, and for 2002, the activity in the exited international lines of HartRe following its restructuring in the fourth quarter of 2001.

Management's Discussion and Analysis of Financial Condition and Results of Operations

(Dollar amounts in millions, except for per share data, unless otherwise stated)

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") addresses the financial condition of The Hartford Financial Services Group, Inc. and its subsidiaries (collectively, "The Hartford" or the "Company") as of December 31, 2002, compared with December 31, 2001, and its results of operations for each of the three years in the period ended December 31, 2002. This discussion should be read in conjunction with the Consolidated Financial Statements and related Notes beginning on page 102.

Certain of the statements contained herein (other than statements of historical fact) are forward-looking statements. These forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and include estimates and assumptions related to economic, competitive and legislative developments. These forward-looking statements are subject to change and uncertainty which are, in many instances, beyond the Company's control and have been made based upon management's expectations and beliefs concerning future developments and their potential effect upon the Company. There can be no assurance that future developments will be in accordance with management's expectations or that the effect of future developments on The Hartford will be those anticipated by management. Actual results could differ materially from those expected by the Company, depending on the outcome of various factors. These factors include: the difficulty in predicting the Company's potential exposure for asbestos and environmental claims and related litigation, in particular, significant uncertainty with regard to the outcome of the Company's current dispute with Mac Arthur Company and its subsidiary, Western MacArthur Company (collectively or individually, "MacArthur"); the uncertain nature of damage theories and loss amounts and the development of additional facts related to the September 11 terrorist attack ("September 11"); the uncertain impact on the Company of the Bush Administration's budget proposals relating to the distribution of nontaxable dividends to shareholders and the creation of new tax-favored individual savings accounts; the response of reinsurance companies under reinsurance contracts, the impact of increasing reinsurance rates, and the availability and adequacy of reinsurance to protect the Company against losses; the possibility of more unfavorable loss experience than anticipated; the possibility of general economic and business conditions that are less favorable than anticipated; the incidence and severity of catastrophes, both natural and man-made; the effect of changes in interest rates, the stock markets or other financial markets; stronger than anticipated competitive activity; unfavorable legislative, regulatory or judicial developments; the Company's ability to distribute its products through distribution channels, both current and future; the uncertain effects of emerging claim and coverage issues; the effect of assessments and other surcharges for guaranty funds and second-injury funds and other mandatory pooling arrangements; a downgrade in the Company's claims-paying, financial strength or credit ratings; the ability of the Company's subsidiaries to pay dividends to the Company; and other factors described in such forward-looking statements.

Certain reclassifications have been made to prior year financial information to conform to the current year presentation.

Index

Critical Accounting Estimates	40
Consolidated Results of Operations: Operating Summary	46
Life	50
Investment Products	52
Individual Life	54
Group Benefits	55
Corporate Owned Life Insurance (COLI)	56
Property & Casualty	57
Business Insurance	61
Personal Lines	62
Specialty Commercial	64
Reinsurance	65
Other Operations (Including Asbestos and Environmental Claims)	66
Investments	72
Capital Markets Risk Management	76
Capital Resources and Liquidity	92
Effect of Inflation	101

Critical Accounting Estimates

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company has identified the following estimates as critical in that they involve a higher degree of judgment and are subject to a significant degree of variability: reserves; valuation of investments and derivative instruments; deferred policy acquisition costs; pension and other postretirement benefits; and contingencies. In developing these estimates management makes subjective and complex judgments that are inherently uncertain and subject to material change as facts and circumstances develop. Although variability is inherent in these estimates, management believes the amounts provided are appropriate based upon the facts available upon compilation of the financial statements.

Reserves

Life

Life insurance subsidiaries of The Hartford establish and carry as liabilities actuarially determined reserves, which are calculated to meet The Hartford's future obligations. Reserves for life insurance and disability contracts are based on actuarially recognized methods using prescribed morbidity and mortality tables in general use in the United States, which are modified to reflect The Hartford's actual experience when appropriate. These reserves are computed at amounts that, with additions from estimated premiums to be received and with interest on such reserves compounded annually at certain assumed rates, are expected to be sufficient to meet The Hartford's policy obligations at their maturities or in the event of an insured's death. Changes in or deviations from the assumptions used for mortality, morbidity, expected future premiums and interest can significantly affect the Life reserve levels and related future operations. Reserves also include unearned premiums, premium deposits, claims incurred but not reported ("IBNR") and claims reported but not yet paid. Reserves for assumed reinsurance are computed in a manner that is comparable to direct insurance reserves.

The liability for policy benefits for universal life-type contracts and interest-sensitive whole life policies is equal to the balance that accrues to the benefit of policyholders, including credited interest, amounts that have been assessed to compensate the Company for services to be performed over future periods and any amounts previously assessed against policyholders that are refundable on termination of the contract.

For investment contracts, policyholder liabilities are equal to the accumulated policy account values, which consist of an accumulation of deposit payments plus credited interest, less withdrawals and amounts assessed through the end of the period. Certain investment contracts include provisions whereby a guaranteed minimum death benefit is provided in the event that the contractholder's account value at death is below the guaranteed value. Although the Company reinsures the majority of the death benefit guarantees associated with its in-force block of business, declines in the equity market may increase the Company's net exposure to death benefits under these contracts. In addition, these contracts contain various provisions for determining the amount of the death benefit guaranteed following the withdrawal of a portion of the account value by the policyholder. Partial withdrawals under certain of these contracts may not result in a reduction in the guaranteed minimum death benefit in proportion to the portion surrendered. The Company records the death benefit costs, net of reinsurance, when deaths occur.

For the Company's group disability policies, the level of reserves is based on a variety of factors including particular diagnoses, termination rates and benefit levels.

Property & Casualty

The Hartford establishes property and casualty reserves to provide for the estimated costs of paying claims made under policies written by the Company. These reserves include estimates for both claims that have been reported and those that have been incurred but not reported, and include estimates of all expenses associated with processing and settling these claims. Estimating the ultimate cost of future claims and claim adjustment expenses is an uncertain and complex process. This estimation process is based largely on the assumption that past developments are an appropriate predictor of future events and involves a variety of actuarial techniques that analyze experience, trends and other relevant factors. Reserve estimates can change over time because of unexpected changes in the external environment. Potential external factors include (1) changes in the inflation rate for goods and services related to covered damages such as medical care, hospital care, auto parts, wages and home repair, (2) changes in the general economic environment that could cause unanticipated changes in the claim frequency per unit insured, (3) changes in the litigious environment as evidenced by changes in claimant attorney representation in the claims negotiation and settlement process, (4) changes in the judicial environment regarding the interpretation of policy provisions relating to the determination of coverage and/or the amount of damages awarded for certain types of damages, (5) changes in the social environment regarding the general attitude of juries in the determination of liability and damages, (6) changes in the regulatory environment regarding rates, rating plans and policy forms, (7) changes in the legislative environment regarding the definition of damages and (8) new types of injuries caused by new types of exposure to injury: past examples include breast implants, tobacco products, lead paint, construction defect and blood product contamination. Reserve estimates can also change over time because of changes in internal company operations. Potential internal factors include (1) periodic changes in claims handling procedures, (2) growth in new lines of business where exposure and loss development patterns are not well established or (3) changes in the quality of risk selection in the underwriting process. In the case of reinsurance, all of the above risks apply. In addition, changes in ceding company case reserving and reporting patterns create additional factors that need to be considered in estimating the reserves. Due to the inherent complexity of the assumptions used, final claim settlements may vary significantly from the present estimates, particularly when those settlements may not occur until well into the future.

The Hartford, like other insurance companies, categorizes and tracks its insurance reserves by "line of business", such as general liability, commercial multi-peril, workers' compensation, auto bodily injury, homeowners and assumed reinsurance. Furthermore, The Hartford regularly reviews the appropriateness of reserve levels at the line of business level, taking into consideration the variety of trends that impact the ultimate settlement of claims for the subsets of claims in each particular line of business. Adjustments to previously established reserves, if any, are reflected in the operating results of the period in which the adjustment is determined to be necessary. In the judgment of management, all information currently available has been properly considered in the reserves established for claims and claim adjustment expenses.

In the opinion of management, based upon the known facts and current law, the reserves recorded for The Hartford's property and casualty businesses at December 31, 2002 reflect the Company's best estimate of its ultimate liability for claims and claim adjustment expenses related to losses covered by policies written by the Company. However, because of the significant uncertainties surrounding environmental and particularly asbestos exposures, it is possible that management's estimate of the ultimate liabilities for these claims may change and that the required adjustment to recorded reserves could exceed the currently recorded reserves by an amount that could be material to The Hartford's results of operations, financial condition and liquidity.

Asbestos and Environmental Claims

The Hartford continues to receive claims that assert damages from asbestos- and environmental-related exposures. Asbestos claims relate primarily to bodily injuries asserted by those who came in contact with asbestos or products containing asbestos. Environmental claims relate primarily to pollution and related clean-up costs.

The Hartford wrote several different categories of insurance coverage to which asbestos and environmental claims may apply. First, The Hartford wrote direct policies as a primary liability insurance carrier. Second, The Hartford wrote direct excess insurance policies providing additional coverage for insureds that exhaust their primary liability insurance coverage. Third, The Hartford acted as a reinsurer assuming a portion of risks previously assumed by other insurers writing primary, excess and reinsurance coverages. Fourth, The Hartford participated as a London Market company that wrote both direct insurance and assumed reinsurance business.

In establishing asbestos reserves, The Hartford evaluates the exposure presented by each insured and the anticipated cost of resolution, if any, for each insured. In the course of this evaluation, The Hartford considers: available insurance coverage, including the role of any umbrella or excess insurance The Hartford has issued to the insured; limits and deductibles; an analysis of each insured's potential liability; the jurisdictions involved; past and anticipated future claim activity; past settlement values of similar claims; allocated claim adjustment expense; potential role of other insurance; the role, if any, of non-asbestos claims or potential non-asbestos claims in any resolution process; and applicable coverage defenses or determinations, if any, including whether some or all of the asbestos claims for which the insured seeks coverage are products or completed operations claims subject to the aggregate limit.

In establishing environmental reserves, The Hartford evaluates the exposure presented by each insured and the anticipated cost of resolution, if any, for each insured. In the course of this analysis, The Hartford considers the probable liability, available coverage, relevant judicial interpretations and historical value of similar exposures. In addition, The Hartford considers numerous facts that are unique to each insured, to the extent known, such as the nature of the alleged activities of the insured at each site; the allegations of environmental harm at each site; the number of sites; the total number of potentially responsible parties at each site; the nature of environmental harm and the corresponding remedy at each site; the nature of government enforcement activities at each site; the ownership and general use of each site; the overall nature of the insurance relationship between The Hartford and the insured, including the role of any umbrella or excess insurance The Hartford has issued to the insured; the involvement of other insurers; the potential for other available coverage, including the number of years of coverage; the role, if any, of non-environmental claims or potential non-environmental claims in any resolution process; and the applicable law in each jurisdiction.

For both asbestos and environmental reserves, The Hartford also compares its historical direct net loss and expense paid and incurred experience, and net loss and expense paid and incurred experience year by year, to assess any emerging trends, fluctuations or characteristics suggested by the aggregate paid and incurred activity.

Once the gross ultimate exposure for indemnity and allocated claim adjustment expense is determined for each insured by each policy year, The Hartford calculates its ceded reinsurance projection based on any applicable facultative and treaty reinsurance, and the Company's experience with reinsurance collections.

Uncertainties Regarding Adequacy of Asbestos and Environmental Reserves

With regard to both environmental and particularly asbestos claims, significant uncertainty limits the ability of insurers and reinsurers to estimate the ultimate reserves necessary for unpaid losses and related settlement expenses. Conventional reserving techniques cannot reasonably estimate the ultimate cost of these claims, particularly during periods where theories of law are in flux. As a result of the factors discussed in the following paragraphs, the degree of variability of reserve estimates for these exposures is significantly greater than for other more traditional exposures. In particular, The Hartford believes there is a high degree of uncertainty inherent in the estimation of asbestos loss reserves.

In the case of the reserves for asbestos exposures, factors contributing to the high degree of uncertainty include inadequate development patterns, plaintiffs' expanding theories of liability, the risks inherent in major litigation and inconsistent emerging legal doctrines. Courts have reached inconsistent conclusions as to when losses are deemed to have occurred and which policies provide coverage; what types of losses are covered; whether there is an insurer obligation to defend; how policy limits are determined; whether particular claims are product/completed operation claims subject to an aggregate limit and how policy exclusions and conditions are applied and interpreted. Furthermore, insurers in general, including The Hartford, have recently experienced an increase in the number of asbestos-related claims due to, among other things, more intensive advertising by lawyers seeking asbestos claimants, plaintiffs' increased focus on new and previously peripheral defendants and an increase in the number of insureds seeking bankruptcy protection as a result of asbestos-related liabilities. Plaintiffs and insureds have sought to use bankruptcy proceedings to accelerate and increase loss payments by insurers. In addition, some policyholders have begun to assert new classes of claims for so called "non-product" coverages to which an aggregate limit of liability may not apply. Recently, many insurers, including, in a limited number of instances, The Hartford, also have been sued directly by asbestos claimants asserting that insurers had a duty to protect the public from the dangers of asbestos. Management believes these issues are not likely to be resolved in the near future.

In the case of the reserves for environmental exposures, factors contributing to the high degree of uncertainty include court decisions that have interpreted the insurance coverage to be broader than originally intended; inconsistent decisions, especially across jurisdictions and uncertainty as to the monetary amount being sought by the claimant from the insured.

Further uncertainties include the effect of the recent acceleration in the rate of bankruptcy filings by asbestos defendants on the rate and amount of The Hartford's asbestos claims payments; a further increase or decrease in asbestos and environmental claims which cannot now be anticipated; whether some policyholders' liabilities will reach the umbrella or excess layer of their coverage; the resolution or adjudication of some disputes pertaining to the amount of available coverage for asbestos claims in a manner inconsistent with The Hartford's previous assessment of these claims; the number and outcome of direct actions against The Hartford; and unanticipated developments pertaining to The Hartford's ability to recover reinsurance for environmental and asbestos claims. It is also not possible to predict changes in the legal and legislative environment and their impact on the future development of asbestos and environmental claims. Additionally, the reporting pattern for excess insurance and reinsurance claims is much longer than direct claims. In many instances, it takes months or years to determine that the customer's own obligations have been met and how the reinsurance in question may apply to such claims. The delay in reporting reinsurance claims and exposures adds to the uncertainty of estimating the related reserves.

Given the factors and emerging trends described above, The Hartford believes the actuarial tools and other techniques it employs to estimate the ultimate cost of claims for more traditional kinds of insurance exposure are less precise in estimating reserves for its asbestos exposures. The Hartford continually evaluates new information and new methodologies in assessing its potential asbestos exposures. At any time, The Hartford may be conducting an analysis of newly identified information and completion of exposure analyses could cause The Hartford to change its estimates of its asbestos reserves and the effect of these changes could be material to the Company's consolidated operating results, financial condition and liquidity.

Valuation of Investments and Derivative Instruments

The Hartford's investments in both fixed maturities, which include bonds, redeemable preferred stock and commercial paper, and equity securities, which include common and non-redeemable preferred stocks, are classified as "available for sale" as defined in Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities". Accordingly, these securities are carried at fair value with the after-tax difference from amortized cost, as adjusted for the effect of deducting the life and pension policyholders' share of the immediate participation guaranteed contracts and the change in amortization of deferred policy acquisition costs, reflected in stockholders' equity as a component of accumulated other comprehensive income ("AOCI"). Policy loans are carried at outstanding balance, which approximates fair value. Other invested assets consist primarily of limited partnership investments that are accounted for by the equity method. The Company's net income from partnerships is included in net investment income. Other investments also include mortgage loans at amortized cost and derivatives at fair value.

The fair value of securities is based upon quoted market prices or broker quotations when available. Where market prices or broker quotations are not available, management typically estimates the fair value based upon discounted cash flow, applying current interest rates for similar financial instruments with comparable terms and credit quality. The estimated fair value of a financial instrument may differ significantly from the amount that could be realized if the security were sold immediately. Derivative instruments are reported at fair value based upon internally established valuations that are consistent with external valuation models, quotations furnished by dealers in such instrument or market quotations.

One of the significant estimations inherent in the valuation of investments is the evaluation of other than temporary impairments. The evaluation for other than temporary impairments is a quantitative and qualitative process which is subject to risks and uncertainties in the determination of whether declines in the fair value of investments are other than temporary. The risks and uncertainties include changes in general economic conditions, the issuer's financial condition or near term recovery prospects and the effects of changes in interest rates. The Company's accounting policy requires that a decline in the value of a security below its amortized cost basis be assessed to determine if the decline is other than temporary. If so, the security is deemed to be impaired and, a charge is recorded in net realized capital losses equal to the difference between the fair value and amortized cost basis of the security. The fair value of the impaired investment becomes its new cost basis. The Company has a security monitoring process overseen by a committee of investment and accounting professionals that identifies securities that, due to certain characteristics, are subjected to an enhanced analysis on a quarterly basis. Such characteristics include, but are not limited to: a deterioration of the financial condition of the issuer, the magnitude and duration of unrealized losses, credit rating and industry category.

The primary factors considered in evaluating whether a decline in value for corporate issued securities is other than temporary include: (a) the length of time and the extent to which the fair value has been less than cost, (b) the financial condition and near-term prospects of the issuer, (c) whether the debtor is current on contractually obligated interest and principal payments and (d) the intent and ability of the Company to retain the investment for a period of time sufficient to allow for any anticipated recovery. Additionally, for certain securitized financial assets with contractual cash flows (including asset-backed securities), Emerging Issues Task Force ("EITF") Issue No. 99-20, "Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets", requires the Company to periodically update its best estimate of cash flows over the life of the security. If management estimates that the fair value of its securitized financial asset is less than its carrying amount and there has been a decrease in the present value of the estimated cash flows since the last revised estimate, considering both timing and amount, then an other than temporary impairment charge is recognized. Projections of expected future cash flows may change based upon new information regarding the performance of the underlying collateral. Furthermore, for securities expected to be sold, an other than temporary impairment charge is recognized if the Company does not expect the fair value of a security to recover to amortized cost prior to the expected date of sale. Once an impairment charge has been recorded, the Company then continues to review the other than temporarily impaired securities for appropriate valuation on an ongoing basis.

Deferred Policy Acquisition Costs

Life

Policy acquisition costs, which include commissions and certain other expenses that vary with and are primarily associated with acquiring business, are deferred and amortized over the estimated lives of the contracts, usually 20 years. The deferred costs are recorded as an asset commonly referred to as deferred policy acquisition costs ("DAC"). At December 31, 2002 and 2001, the carrying value of the Company's Life operations' DAC was $5.2 billion and $5.0 billion, respectively.

DAC related to traditional policies are amortized over the premium-paying period in proportion to the present value of annual expected premium income. Adjustments are made each year to recognize actual experience as compared to assumed experience for the current period.

DAC related to investment contracts and universal life-type contracts are deferred and amortized using the retrospective deposit method. Under the retrospective deposit method, acquisition costs are amortized in proportion to the present value of future estimated gross profits ("EGPs") from projected investment, mortality and expense margins and surrender charges. A portion of the DAC amortization is allocated to realized gains and losses. The DAC balance is also adjusted by an amount that represents the change in amortization of deferred policy acquisition costs that would have been required as a charge or credit to operations had unrealized amounts been realized. Actual gross profits can vary from management's estimates, resulting in increases or decreases in the rate of amortization.

The Company regularly evaluates its estimated gross profits to determine if actual experience or other evidence suggests that earlier estimates should be revised. Several assumptions considered to be significant in the development of EGPs include separate account fund performance, surrender and lapse rates, estimated interest spread and estimated mortality. The separate account fund performance assumption is critical to the development of the EGPs related to the Company's variable annuity and variable and interest-sensitive life insurance businesses. The average long-term rate of assumed separate account fund performance used in estimating gross profits for the variable annuity and variable life business was 9% at December 31, 2002 and 2001. For all other products including fixed annuities and other universal life-type contracts the average assumed investment yield ranged from 5% to 8.5% for the years ended December 31, 2002 and 2001.

Due to the increased volatility and precipitous decline experienced by the U.S. equity markets in 2002, the Company enhanced its DAC evaluation process during the course of the year. The Company developed sophisticated modeling capabilities, which allowed it to run 250 stochastically determined scenarios of separate account fund performance. These scenarios were then utilized to calculate a reasonable range of estimates for the present value of future gross profits. This range is then compared to the present value of future gross profits currently utilized in the DAC amortization model. As of December 31, 2002, the current estimate falls within the reasonable range, and therefore, the Company does not believe there is evidence to suggest a revision to the EGPs is necessary.

Additionally, the Company has performed various sensitivity analyses with respect to separate account fund performance to provide an indication of future separate account fund performance levels, which could result in the need to revise future EGPs. The Company has estimated that a revision to the future EGPs is unlikely in 2003 in the event that the separate account fund performance meets or exceeds the Company's long-term assumption of 9% and that a revision is likely if the overall separate account fund performance is negative for the year. In the event that separate account fund performance falls between 0% and 9% during 2003, the Company will need to evaluate the actual gross profits versus the mean EGPs generated by the stochastic DAC analysis and determine whether or not to make a revision to the future EGPs. Factors that will influence this determination include the degree of volatility in separate account fund performance, when during the year performance becomes negative and shifts in asset allocation within the separate account made by policyholders. The overall return generated by the separate account is dependent on several factors, including the relative mix of the underlying sub-accounts among bond funds and equity funds as well as equity sector weightings. The Company's overall separate account fund performance has been reasonably correlated to the overall performance of the S&P 500 Index, although no assurance can be provided that this correlation will continue in the future.

Should the Company change its assumptions utilized to develop EGPs (commonly referred to as "unlocking") the Company would record a charge (or credit) to bring its DAC balance to the level it would have been had EGPs been calculated using the new assumptions from the date of each policy. The Company evaluates all critical assumptions utilized to develop EGPs (e.g. lapse, mortality) and will make a revision to future EGPs to the extent that actual experience is significantly different than expected.

The overall recoverability of the DAC asset is dependent on the future profitability of the business. The Company tests the aggregate recoverability of the DAC asset by comparing the amounts deferred to total EGPs. In addition, the Company routinely stress tests its DAC asset for recoverability against severe declines in its separate account assets, which could occur if the equity markets experienced another significant sell-off, as the majority of policyholders' money held in the separate accounts are invested in the equity market. As of December 31, 2002, separate account assets could fall 25% and the Company believes its DAC asset would still be recoverable.

Property & Casualty

The Property & Casualty operations also incur costs, including commissions, premium taxes and certain underwriting and policy issuance costs, that vary with and are related primarily to the acquisition of property casualty insurance business and are deferred and amortized ratably over the period the related premiums are earned. Deferred acquisition costs are reviewed to determine if they are recoverable from future income, and if not, are charged to expense. Anticipated investment income is considered in the determination of the recoverability of deferred acquisition costs. For the years ended December 31, 2002, 2001 and 2000, no material amounts of deferred acquisition costs were charged to expense based on the determination of recoverability.

Pension and Other Postretirement Benefit Obligations

Pursuant to accounting principles related to the Company's pension and other postretirement benefit obligations to employees under its various benefit plans, the Company is required to make a significant number of assumptions in order to estimate the related liabilities and expense each period. The two economic assumptions that have the most impact on pension expense are the discount rate and the expected long-term rate of return. In determining the discount rate assumption, the Company utilizes information provided by its plan actuaries. In particular, the Company uses an interest rate yield curve developed and published by its plan actuaries. The yield curve is comprised of AAA/AA bonds with maturities between zero and thirty years. Discounting the cash flows of the Company's pension plan using this yield curve, it was determined that 6.50% is the appropriate discount rate as of December 31, 2002 to calculate the Company's accrued benefit cost liability. Accordingly, the 6.50% discount rate will also be used to determine the Company's 2003 pension expense.

The Company determines the long-term rate of return assumption for the pension plan's asset portfolio based on analysis of the portfolio's historical rates of return balanced with future long-term return expectations. Based on its long-term outlook with respect to the markets, which has been influenced by the poor equity market performance in recent years as well as the recent decline in fixed income security yields, the Company lowered its long-term rate of return assumption from 9.75% to 9.00% as of December 31, 2002.

To illustrate the impact of these assumptions on annual pension expense for 2003 and going forward, a 25 basis point change in the discount rate will increase/decrease pension expense by approximately $12, and a 25 basis point change in the long-term asset return assumption will increase/decrease pension expense by approximately $5.

Contingencies

Management follows the requirements of SFAS No. 5, "Accounting for Contingencies". This statement requires management to evaluate each contingent matter separately. The evaluation is a two-step process, including: determining a likelihood of loss, and, if a loss is probable, developing a potential range of loss. Management establishes reserves for these contingencies at its "best estimate", or, if no one number within the range of possible losses is more probable than any other, the Company records an estimated reserve at the low end of the range of losses. The majority of contingencies currently being evaluated by the Company relate to litigation and tax matters, which are inherently difficult to evaluate and subject to significant changes.

Consolidated Results of Operations: Operating Summary

Overview

	2002	2001	2000
Earned premiums	$ 10,301	$ 9,409	$ 8,941
Fee income	2,577	2,633	2,484
Net investment income	2,953	2,850	2,674
Other revenue	476	491	459
Net realized capital gains (losses)	(400)	(236)	145
Total revenues	15,907	15,147	14,703
Benefits, claims and claim adjustment expenses	9,524	9,764	8,419
Amortization of deferred policy acquisition costs and present value of future profits	2,241	2,214	2,213
Insurance operating costs and expenses	2,317	2,037	1,958
Goodwill amortization	—	60	28
Other expenses [1]	757	731	667
Total benefits, claims and expenses	14,839	14,806	13,285
Income before income taxes, minority interest and cumulative effect of accounting changes	1,068	341	1,418
Income tax expense (benefit)	68	(200)	390
Income before minority interest and cumulative effect of accounting changes	1,000	541	1,028
Minority interest in consolidated subsidiary	—	—	(54)
Income before cumulative effect of accounting changes	1,000	541	974
Cumulative effect of accounting changes, net of tax [2]	—	(34)	—
Net income [3]	1,000	507	974
Less: Restructuring charges, net of tax	—	(11)	—
Loss from early retirement of debt, net of tax	—	(8)	—
Cumulative effect of accounting changes, net of tax [2]	—	(34)	—
Net realized capital gains (losses), after-tax	(250)	(164)	12
Operating income [3]	$ 1,250	$ 724	$ 962

[1] For the year ended December 31, 2001, includes $16 of restructuring charges and $13 of accelerated amortization of issuance costs on the Company's 8.35% Cumulative Quarterly Income Preferred Securities, which were redeemed on December 31, 2001.

[2] Represents the cumulative impact of the Company's adoption of SFAS No. 133, as amended, "Accounting for Derivative Instruments and Hedging Activities" of $(23) and EITF Issue No. 99-20, "Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets of $(11).

[3] 2002 includes a $76 tax benefit at Life, $11 after-tax expense at Life related to Bancorp Services, LLC litigation ("Bancorp") and $8 after-tax benefit in Life's September 11 exposure. *2001 includes $440, after-tax, of losses related to September 11 and a $130 tax benefit at Life.*

The Hartford defines "operating income" as after-tax operational results excluding, as applicable, net realized capital gains and losses, restructuring charges, losses from early retirement of debt and the cumulative effect of accounting changes. Operating income is a performance measure used by the Company in the management of its operations. Management believes that this performance measure delineates the results of operations of the Company's ongoing businesses in a manner that allows for a better understanding of the underlying trends in the Company's current business. However, operating income should only be analyzed in conjunction with, and not in lieu of, net income and may not be comparable to other performance measures used by the Company's competitors.

Operating Results

2002 Compared to 2001—Revenues increased $760, or 5%. This increase was driven by strong earned premium growth within Business Insurance, Personal Lines and Specialty Commercial whose premiums increased by $496, $237 and $200, respectively. Also contributing to the growth was a $61 increase in fee income for the Individual Life segment. Additionally, 2001 revenues included a reduction of $91 in Property & Casualty earned premiums, resulting from additional reinsurance cessions related to September 11. Partially offsetting the increases described above were higher net realized capital losses, which were $400 in 2002 compared with $236 in 2001. The increase in the net realized capital losses was due primarily to other than temporary write-downs of corporate and asset-backed securities including those in the telecommunication, utility and airline industries.

Operating income increased $526, or 73%. The increase was partially due to $440 in losses, after-tax and net of reinsurance, included in 2001 results related to September 11 and the Company's adoption of SFAS No. 142, "Goodwill and Other Intangible Assets", which precluded the amortization of goodwill beginning on January 1, 2002. The Company's goodwill totaled $52, after-tax, in 2001. Improved underwriting results in Property & Casualty, as well as increased operating income in the Group Benefits segment, also contributed to the increase. Partially offsetting the increase was lower operating income in the Investment Products segment.

Net income increased $493, or 97%. The increase was due primarily to the growth in operating income described in the paragraph above, partially offset by higher after-tax net realized capital losses in 2002 compared to 2001.

2001 Compared to 2000—Revenues increased $444, or 3%. Included in revenues in 2001 was a $91 reduction in Property & Casualty earned premiums, resulting from additional reinsurance cessions related to September 11. The increase in revenues was related to continued new business growth in the Group Benefits segment, increased fee income in Individual Life, primarily as a result of the April 2001 acquisition of the United States individual life insurance, annuity and mutual fund businesses of Fortis, Inc. (operating as "Fortis" or "Fortis Financial Group") and earned premium growth in most of the Property & Casualty segments. (For further discussion of the Fortis acquisition, see Note 18(a) of Notes to Consolidated Financial Statements.) Also contributing to the increase was higher net investment income, primarily due to income earned on fixed maturities. These increases were partially offset by a decrease in revenues in the Other Operations segment, reflecting the sales of Property & Casualty's international subsidiaries.

Operating income decreased $238, or 25%. This decrease was primarily the result of $440 of losses, after-tax and net of reinsurance, related to September 11. Also contributing to the decline were decreased underwriting results in the Personal Lines and Reinsurance segments. Partially offsetting the decrease were a $130 tax benefit at Hartford Life, Inc. ("HLI"), primarily the result of the favorable treatment of certain tax matters related to separate account investment activity during the 1996-2000 tax years and increased operating income in Life's four operating segments.

Net income decreased $467, or 48%. The decrease was due primarily to the decline in operating income described above. In addition, net realized capital losses were $236 in 2001, compared with net realized capital gains of $145 in 2000. The change in net realized capital losses resulted from other than temporary impairments on fixed maturities in 2001.

Net Realized Capital Gains and Losses

See "Investment Results" in the Investments section.

Income Taxes

The effective tax rate for 2002, 2001 and 2000 was 6%, (59)% and 28%, respectively. Excluding the impacts of September 11, net realized capital losses and the HLI federal tax benefits of $76, $130 and $24 in 2002, 2001 and 2000, respectively, the effective tax rate for 2002 was 20% compared with 19% and 22%, respectively, for 2001 and 2000. Tax-exempt interest earned on invested assets and the separate account dividends received deduction were the principal causes of effective rates being lower than the 35% United States statutory rate in all years. Income taxes paid (received) in 2002, 2001 and 2000 were $(102), $(52) and $95, respectively. (For additional information, see Note 15 of Notes to Consolidated Financial Statements.)

Minority Interest in Consolidated Subsidiary

Prior to the June 27, 2000 acquisition of all of the outstanding shares of HLI that The Hartford did not already own ("The HLI Repurchase"), the minority interest in the consolidated subsidiary's operating results represented approximately 19%.

Per Common Share

The following table represents earnings per common share data for the past three years:

	2002	2001	2000
Basic earnings per share	$ 4.01	$ 2.13	$ 4.42
Diluted earnings per share	$ 3.97	$ 2.10	$ 4.34
Weighted average common shares outstanding	249.4	237.7	220.6
Weighted average common shares outstanding and dilutive potential common shares	251.8	241.4	224.4

Adoption of Fair-Value Recognition Provisions for Stock Compensation

In December 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure and Amendment to SFAS No. 123", which provides three optional transition methods for entities that decide to voluntarily adopt the fair value recognition principles of SFAS No. 123, "Accounting for Stock Issued to Employees", and modifies the disclosure requirements of that Statement. Under the prospective method, stock-based compensation expense is recognized for awards granted after the beginning of the fiscal year in which the change is made. The modified prospective method recognizes stock-based compensation expense related to new and unvested awards in the year of change equal to that which would have been recognized had SFAS No. 123 been adopted as of its effective date, fiscal years beginning after December 15, 1994. The retrospective restatement method recognizes stock compensation costs for the year of change and restates financial statements for all prior periods presented as though the fair value recognition provisions of SFAS No. 123 had been adopted as of its effective date.

Beginning in January 2003, the Company adopted the fair-value recognition provisions of accounting for employee stock compensation under SFAS No. 123. The Company believes the use of the fair-value method to record employee stock-based compensation expense is consistent with the Company's accounting for all other forms of compensation.

The Company had applied the intrinsic value-based provisions set forth in Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees". Under the intrinsic value method, compensation expense is determined on the measurement date, that is the first date on which both the number of shares the employee is entitled to receive and the exercise price are known. Compensation expense, if any, is measured based on the award's intrinsic value, which is the excess of the market price of the stock over the exercise price on the measurement date. For the years ended December 31, 2002, 2001 and 2000, compensation expense related to the Company's stock-based compensation plans, including non-option plans, was $6, $8 and $23 after-tax, respectively. The expense related to stock-based employee compensation included in the determination of net income for 2002 is less than that which would have been recognized if the fair value method had been applied to all awards since the effective date of SFAS No. 123. (For further discussion of the Company's stock compensation plans, see Notes 1(f) and 11 of Notes to Consolidated Financial Statements.)

SFAS No. 123 permits companies either to use the fair-value method and recognize compensation expense upon the issuance of stock options, thereby lowering earnings, or, alternatively, to disclose the pro-forma impact of the issuance.

The following table illustrates the effect on net income and earnings per share as if the fair value method had been applied to all outstanding and unvested awards in each period.

	For the years ended December 31,		
(In millions, except for per share data)	2002	2001	2000
Net income, as reported	$ 1,000	$ 507	$ 974
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects [1]	3	2	1
Deduct: Total stock-based employee compensation expense determined under the fair value method for all awards, net of related tax effects	(56)	(46)	(37)
Pro forma net income [2]	$ 947	$ 463	$ 938
Earnings per share:			
Basic—as reported	$ 4.01	$2.13	$4.42
Basic—pro forma [2]	$ 3.80	$1.95	$4.25
Diluted—as reported	$ 3.97	$2.10	$4.34
Diluted—pro forma [2]	$ 3.76	$1.92	$4.18

[1] Excludes impact of non-option plans of $3, $6 and $22 for the years ended December 31, 2002, 2001 and 2000, respectively.

[2] The pro forma disclosures are not representative of the effects on net income and earnings per share in future years.

The fair value of each option grant is estimated on the date of the grant using the Black-Scholes options-pricing model with the following weighted average assumptions used for grants in 2002, 2001 and 2000: dividend yield of 1.6% for 2002, 1.6% for 2001 and 1.5% for 2000; expected price variability of 40.8% for 2002, 29.1% for 2001 and 35.7% for 2000; risk-free interest rates of 4.27% for 2002 grants, 4.98% for 2001 grants and 6.41% for 2000 grants; and expected lives of six years for 2002, six years for 2001 and four years for 2000.

The use of the fair value recognition method results in compensation expense being recognized in the financial statements in different amounts and in different periods than the related income tax deduction. Generally, the compensation expense recognized under SFAS No. 123 will result in a deferred tax asset since the stock compensation expense is not deductible for tax until the option is exercised. Deferred tax assets arising under SFAS No. 123 will be evaluated as to future realizability to determine whether a valuation allowance is necessary.

Segment Results

The Hartford is organized into two major operations: Life and Property & Casualty. Within these operations, The Hartford conducts business principally in nine operating segments. Additionally, the capital raising and purchase accounting adjustment activities related to The HLI Repurchase, capital raised in 2002 that was not contributed to the Company's insurance subsidiaries and the minority interest in HLI for pre-acquisition periods are included in Corporate.

Life is organized into four reportable operating segments: Investment Products, Individual Life, Group Benefits and Corporate Owned Life Insurance ("COLI"). Life also includes in an Other category its international operations, which are primarily located in Japan and Latin America; realized capital gains and losses; as well as corporate items not directly allocated to any of its reportable operating segments, principally interest expense; and intersegment eliminations.

In January 2002, Property & Casualty integrated its Affinity Personal Lines and Personal Insurance segments, now reported as Personal Lines. As a result, Property & Casualty is now organized into five reportable operating segments: the North American underwriting segments of Business Insurance, Personal Lines, Specialty Commercial and Reinsurance; and the Other Operations segment, which includes substantially all of the Company's asbestos and environmental exposures. "North American" includes the combined underwriting results of Business Insurance, Personal Lines, Specialty Commercial and Reinsurance underwriting segments along with income and expense items not directly allocated to these segments, such as net investment income, net realized capital gains and losses, other expenses including interest, and income taxes.

The measure of profit or loss used by The Hartford's management in evaluating performance is operating income, except for its North American underwriting segments, which are evaluated by The Hartford's management primarily based upon underwriting results. While not considered segments, the Company also reports and evaluates operating income results for Life, Property & Casualty and North American. Property & Casualty includes operating income for North American and the Other Operations segment.

Certain transactions between segments occur during the year that primarily relate to tax settlements, insurance coverage, expense reimbursements, services provided and capital contributions. Certain reinsurance stop loss agreements exist between the segments which specify that one segment will reimburse another for losses incurred in excess of a predetermined limit. Also, one segment may purchase group annuity contracts from another to fund pension costs and claim annuities to settle casualty claims. In addition, certain intersegment transactions occur in Life. These transactions include interest income on allocated surplus and the allocation of certain net realized capital gains and losses through net investment income, utilizing the duration of the segment's investment portfolios.

The following is a summary of net income and operating income for each of the Company's Life segments and aggregate net income and operating income for the Company's Property & Casualty operations.

Net income

	2002	2001	2000
Life			
Investment Products	$ 432	$ 463	$ 424
Individual Life	133	121	79
Group Benefits	128	106	90
COLI	32	37	34
Other	(168)	(42)	(52)
Total Life	557	685	575
Property & Casualty			
North American	482	(125)	466
Other Operations	(13)	10	28
Total Property & Casualty	469	(115)	494
Corporate	(26)	(63)	(95)
Total net income	$ 1,000	$ 507	$ 974

Operating income

	2002	2001	2000
Life			
Investment Products	$ 432	$ 463	$ 424
Individual Life	133	121	79
Group Benefits	128	106	90
COLI	32	37	34
Other	28	73	5
Total Life	753	800	632
Property & Casualty			
North American	519	(20)	412
Other Operations	4	6	17
Total Property & Casualty	523	(14)	429
Corporate	(26)	(62)	(99)
Total operating income	$ 1,250	$ 724	$ 962

The following is a summary of North American underwriting results by underwriting segment within Property & Casualty. Underwriting results represent premiums earned less incurred claims, claim adjustment expenses and underwriting expenses.

Underwriting results (before-tax)

	2002	2001	2000
Business Insurance	$ 44	$ 3	$ (50)
Personal Lines	(46)	(78)	2
Specialty Commercial	(23)	(95)	(103)
Reinsurance	(59)	(149)	(73)
Underwriting results excluding September 11	(84)	(319)	(224)
September 11	—	(647)	—
Total North American underwriting results	$ (84)	$ (966)	$ (224)

In the sections that follow, the Company analyzes the results of operations of its various segments using the performance measurements that the Company believes are meaningful.

Life

Life provides investment and retirement products such as variable and fixed annuities; mutual funds and retirement plan services; individual and corporate owned life insurance; and group benefit products, such as group life and group disability insurance.

Life derives its revenues principally from: (a) fee income, including asset management fees on separate account and mutual fund assets and mortality and expense fees, as well as cost of insurance charges; (b) fully insured premiums; (c) certain other fees; and (d) net investment income on general account assets. Asset management fees and mortality and expense fees are primarily generated from separate account assets, which are deposited with the Company through the sale of variable annuity, variable life products and mutual funds. Cost of insurance charges are assessed on the net amount at risk for investment-oriented life insurance products. Premium revenues are derived primarily from the sale of group life and group disability insurance products.

Life's expenses essentially consist of interest credited to policyholders on general account liabilities, insurance benefits provided, dividends to policyholders, costs of selling and servicing the various products offered by the Company and other general business expenses.

Life's profitability depends largely on the amount of assets under management, the level of fully insured premiums, the adequacy of product pricing and underwriting discipline, claims management and operating efficiencies and its ability to earn target spreads between earned investment rates on general account assets and credited rates to customers. The level of assets under management is generally impacted by equity market performance, persistency of the in-force block of business, sales and other deposits, as well as any acquired blocks of business.

Operating Summary [1]

	2002	2001	2000
Fee income	$ 2,577	$ 2,633	$ 2,484
Earned premiums	2,187	2,142	1,886
Net investment income	1,858	1,779	1,592
Other revenue	120	128	116
Net realized capital losses	(317)	(133)	(88)
Total revenues	6,425	6,549	5,990
Benefits, claims and claim adjustment expenses	3,648	3,611	3,162
Insurance operating costs and expenses	1,438	1,390	1,281
Amortization of deferred policy acquisition costs and present value of future profits	628	642	671
Goodwill amortization	—	24	6
Other expenses	144	117	82
Total benefits, claims and expenses	5,858	5,784	5,202
Income before income taxes and cumulative effect of accounting changes	567	765	788
Income tax expense	10	54	213
Cumulative effect of accounting changes, net of tax [2]	—	(26)	—
Net income [3]	557	685	575
Less: Cumulative effect of accounting changes, net of tax [2]	—	(26)	—
Net realized capital losses, after-tax	(196)	(89)	(57)
Operating income [3]	$ 753	$ 800	$ 632

[1] Life excludes the effect of The HLI Repurchase, along with the minority interest for pre-acquisition periods, both of which are reflected in Corporate.

[2] For the year ended December 31, 2001, represents the cumulative impact of the Company's adoption of SFAS No. 133 of $(23) and EITF Issue No. 99-20 of $(3).

[3] For the year ended December 31, 2002, includes $76 tax benefit related to separate account investment activity and an $8 after-tax benefit related to September 11. Additionally, for the year ended December 31, 2002, includes $11 after-tax expense related to the Bancorp litigation. For the year ended December 31, 2001, includes $130 tax benefit related to separate account investment activity and $20 of after-tax losses related to September 11. For the year ended December 31, 2000, includes $32 tax benefit related to favorable tax items.

As discussed above, Life consists of the following reportable operating segments: Investment Products, Individual Life, Group Benefits and COLI. In addition, Life includes in an Other category its international operations, which are primarily located in Japan and Latin America, and corporate items not directly allocated to any of its reportable operating segments.

On April 2, 2001, The Hartford acquired the United States individual life insurance, annuity and mutual fund businesses of Fortis. (For further discussion, see "Acquisitions" in the Capital Resources and Liquidity section and Note 18(a) of Notes to Consolidated Financial Statements.) This transaction was accounted for as a purchase and, as such, the revenues and expenses generated by this business from April 2, 2001 forward are included in Life's consolidated results of operations.

On June 27, 2000, The Hartford acquired all of the outstanding shares of HLI that it did not already own. (For additional information, see Note 18(a) of Notes to Consolidated Financial Statements.)

2002 Compared to 2001—Revenues in the Life operation decreased $124, or 2%, primarily driven by realized capital losses of $317 in 2002 as compared to $133 in 2001. (See the Investments section for further discussion of investment results and related realized capital losses.) Additionally, COLI experienced a decline in revenues of $127, or 18%, as a result of the decrease in leveraged COLI account values as compared to a year ago. However, the Life operation experienced revenue growth across its other operating segments. Revenues related to the Investment Products segment increased $91, or 4%, as a result of continued growth related to its institutional investment product business, which more than offset the decline of $40, or 3%, in revenues within the individual annuity operation. Lower assets under management due to the decline in the equity markets are the principal driver of declining revenues for the individual annuity operation. The Group Benefits segment experienced an increase in revenues of $75, or 3%, as a result of strong sales to new customers and solid persistency within the in-force block of business. Additionally, Individual Life revenues increased by $68, or 8%, as a result of the Fortis acquisition and increased life insurance in force.

Expenses increased $30, or 1%, due to a lower benefit recorded related to favorable resolution of dividends received deduction ("DRD") related tax items (see also the discussion of DRD tax matter at Note 16(d) of Notes to Consolidated Financial Statements), an increase in benefits and claims of $37, or 1%, due primarily to growth in the Group Benefits segment and higher death benefits in the Investment Products segment, as a result of the lower equity markets and additional expense related to the Fortis acquisition. These increases were offset by a decrease in income tax expense due to lower pre-tax income as compared to a year ago. Expenses increased $122, or 6%, in the Investment Products segment, principally related to the growth in the institutional investment product business and a $31 increase in death benefits related to the individual annuity operation, as a result of depressed contractowner account values driven by the lower equity markets. In addition, 2002 expenses include $11, after-tax, of accrued expenses recorded within the COLI segment related to the Bancorp litigation. (For a discussion of the Bancorp litigation, see Note 16(a) of Notes to Consolidated Financial Statements.) Also included in expenses was an after-tax benefit of $8, recorded within "Other", associated with favorable development related to Life's estimated September 11 exposure.

Net income and operating income decreased $128, or 19%, and $47, or 6%, respectively, due to the decline in revenues and increase in expenses described above. In 2002, Life recognized an $8 after-tax benefit due to favorable development related to September 11. In 2001, Life recorded a $20 after-tax loss related to September 11. Excluding the impact of September 11, net income decreased $156, or 22%, and operating income decreased $75, or 9%. Net income for the Investment Products segment was down $31, or 7%, as growth in the other investment products businesses, particularly institutional investment products, was more than offset by the decline in revenues in the individual annuity operation, which was negatively impacted by the lower equity markets. COLI net income decreased $5, or 14%. Excluding the impact of September 11, COLI's net income decreased $7, or 18%, primarily the result of the charge associated with the Bancorp litigation. The declines in net income for those segments were partially offset by increases in net income for the Group Benefits and Individual Life segments. Group Benefits earnings increased $22, or 21%. Excluding the impact of September 11, Group Benefits net income increased $20, or 19%. The increases were principally driven by ongoing premium growth and stable loss and expense ratios and improving loss ratios. Individual Life net income increased $12, or 10%. Excluding the impact of September 11, Individual Life's net income increased $9, or 7%, as the result of the Fortis acquisition. Net income for Other decreased $126 and operating income decreased $45, or 62%. In 2002, Life recognized an $8 after-tax benefit due to favorable development related to September 11 in Other. In 2001, Life recorded a $13 after-tax loss related to September 11 in Other. Excluding the impact of September 11, Other net income decreased $147 and operating income decreased $66, or 77%. The decline in net income of the Other segment is principally due to higher realized capitalized losses and a lower tax benefit recorded in 2002 compared to 2001 as discussed above.

2001 Compared to 2000—Revenues increased $559, or 9%, primarily related to the growth across each of Life's primary operating segments, particularly the Individual Life and Group Benefits segments, where revenues increased $250, or 39%, and $300, or 14%, respectively. The revenue growth in the Individual Life segment was primarily due to higher earned fee income and net investment income resulting from the business acquired from Fortis. The Group Benefits segment experienced higher earned premiums due to strong sales and persistency. The Investment Products segment also contributed to the revenue increase as a result of higher fee income in the retail mutual fund business and higher net investment income in the institutional business. Revenues related to the Company's Individual Annuity business were down $46, or 3%, primarily due to lower fee income as a result of the lower equity markets in 2001. Additionally, COLI revenues were below prior year due to a decrease in variable COLI sales and the declining block of leveraged COLI business.

Benefits claims and expenses increased $582, or 11%, primarily associated with the growth in Life revenues discussed above.

Net income increased $110, or 19%, and operating income increased $168, or 27%, led by the Individual Life and Group Benefits segments, where net income increased $42, or 53%, and $16, or 18%, respectively. In addition, the 2001 results include a $130 federal income tax benefit primarily related to separate account investment activity and a $20 loss associated with the impact of September 11. Additionally, 2000 results include a benefit of $32 also related to favorable tax items. Excluding these tax items and the impact of September 11, net income increased $32, or 6%, and operating income increased $90, or 15%, for the year ended December 31, 2001, as each of the Company's operating segments experienced growth from the prior year.

Investment Products

Operating Summary

	2002	2001	2000
Fee income and other	$ 1,518	$ 1,620	$ 1,639
Net investment income	1,079	886	741
Total revenues	2,597	2,506	2,380
Benefits, claims and claim adjustment expenses	944	819	700
Insurance operating costs and other expenses	648	608	551
Amortization of deferred policy acquisition costs	444	461	516
Total benefits, claims and expenses	2,036	1,888	1,767
Income before income taxes	561	618	613
Income tax expense	129	155	189
Net income	$ 432	$ 463	$ 424
Individual variable annuity account values	$ 64,343	$ 74,581	$ 78,174
Other individual annuity account values	10,565	9,572	9,059
Other investment products account values	19,921	19,322	17,376
Total account values	94,829	103,475	104,609
Mutual fund assets under management	15,321	16,809	11,432
Total Investment Products assets under management	$ 110,150	$ 120,284	$ 116,041

The Investment Products segment focuses on the savings and retirement needs of the growing number of individuals who are preparing for retirement or have already retired through the sale of individual variable and fixed annuities, mutual funds, retirement plan services and other investment products. The Company is both a leading writer of individual variable annuities and a top seller of individual variable annuities through banks in the United States. In addition, in 2001 The Hartford Mutual Funds, Inc. reached $12 billion in assets faster than any other retail-oriented mutual fund family in history, according to Strategic Insight.

2002 Compared to 2001—Revenues in the Investment Products segment increased $91, or 4%. These increases in revenues are primarily driven by growth in the institutional investment product business, where related assets under management increased $669, or 7%, to $9.7 billion as of December 31, 2002. This revenue increase was partially offset by lower fee income related to the individual annuity operation as average account values decreased from $85.7 billion to $79.5 billion compared to prior year, primarily due to the lower equity markets.

Expenses increased $122, or 6%, driven by increases of $84, or 11%, in interest credited on general account assets, $61, or 6%, in commissions and wholesaling expenses, and $31 in individual annuity death benefit costs due to the lower equity markets, and an increase of $37, or 23%, in operating expenses incurred by other investment products, primarily driven by the mutual fund business. Partially offsetting these increases was a $34, or 8%, decrease in amortization of deferred policy acquisition costs related to the individual annuity business, which declined as a result of lower gross profits, driven by the decrease in fee income and the increase in death benefit costs.

Net income decreased $31, or 7%, driven by the continued lower equity markets resulting in the decline in revenues in the individual annuity operation and increases in the death benefit costs incurred by the individual annuity operation. The decrease in individual annuity revenues was significantly offset by growth in revenues related to other investment products, particularly the institutional investment product business. (For discussion of the potential future financial statement impact of continued declines in the equity market on the Investment Products segment, see the Capital Markets Risk Management section under "Market Risk".)

2001 Compared to 2000—Revenues in the Investment Products segment increased $126, or 5%, driven primarily by other investment products. Fee income from other investment products increased $59, or 21%, principally due to growth in Life's mutual fund assets under management. Mutual fund assets increased $5.4 billion, or 47%, to $16.8 billion as of December 31, 2001, due to strong sales and the inclusion of the mutual fund assets acquired from Fortis. Net investment income from other investment products increased $113, or 20%, due mostly to growth in the institutional business, where account values were $9.1 billion at December 31, 2001, an increase of $1.4 billion, or 18%, from a year ago. The increase in revenues from other investment products was partially offset by individual annuity revenues, which decreased $46, or 3%. Fee income and net investment income from the individual annuity business acquired from Fortis helped to partially offset lower revenues in the individual annuity operation which was primarily associated with decreased account values resulting from the lower equity markets as compared to the prior year. Individual annuity account values at December 31, 2001 were $84.2 billion, a decrease of $3.1 billion, or 4%, from December 31, 2000.

Benefits, claims and expenses increased $121, or 7%, driven by higher interest credited and insurance operating expenses related to other investment products consistent with the revenue growth described above. Interest credited related to other investment products increased $83, or 18%, while insurance operating expenses increased $44, or 17%. Also, individual annuity benefits and claims expenses increased $35, or 14%, principally due to the business acquired from Fortis and higher death benefits resulting from the lower equity markets in 2001. Individual annuity's insurance operating costs increased $13, or 4%, due to the business acquired from Fortis. Excluding Fortis, individual annuity's operating expenses decreased $39, or 4%, from prior year, driven by management's continued focus on maintaining operating expense levels. Partially offsetting the increase in benefits, claims and insurance operating costs was a decrease in amortization of deferred policy acquisition costs resulting from the lower gross profits associated with the individual annuity business. In addition, income tax expense for the twelve months ended December 31, 2001, was $118, a $45, or 28%, decrease due to lower pretax operating income and the ongoing tax impact related to separate account investment activity.

Net income increased $39, or 9%. These increases were driven by the growth in revenues in other investment products described above, the favorable impact of Fortis and the lower effective tax rate related to the individual annuity business.

Outlook

Management believes the market for retirement products continues to expand as individuals increasingly save and plan for retirement. Demographic trends suggest that as the "baby boom" generation matures, a significant portion of the United States population will allocate a greater percentage of their disposable incomes to saving for their retirement years due to uncertainty surrounding the Social Security system and increases in average life expectancy. As this market grows, particularly for variable annuities and mutual funds, new companies are continually entering the market, aggressively seeking distribution channels and pursuing market share. One factor which could impact the Investment Products segment is the President's 2004 budget proposal. See Capital Resources and Liquidity section under "Legislative Initiatives" for further discussion of this proposed legislation.

The individual annuity segment continues to be impacted by the lower equity markets in terms of lower assets under management. However, the Company experienced strong sales of annuities which were $11.6 billion in 2002 as compared to $10.0 billion in 2001. Partially contributing to the growth in sales is The Hartford's introduction of Principal First, a guaranteed withdrawal benefit rider, which was developed in response to the customers' needs. Based on VARDS, the Company had 9.4% market share as of December 31, 2002 as compared to 8.7% at December 31, 2001. (For discussion of the potential future financial statement impact of continued declines in the equity market on the Investment Products segment, see the Capital Markets Risk Management section under "Equity Risk".)

Management believes that it has developed and implemented strategies to maintain and enhance its position as a market leader in the financial services industry. For example, The Hartford introduced a tax advantaged college savings product ("529 plan") in early 2002 called SMART 529. SMART 529 is a state-sponsored education savings program established by the State of West Virginia which offers an easy way for both the residents of West Virginia and out-of-state participants to invest for a college education. The SMART 529 product complements HLI's existing offering of investment products (mutual funds, variable annuities, 401(k), 457 and 403(b) plans). It also leverages the Company's capabilities in distribution, service and fund performance. In its first year the SMART 529 product has been well received by many Americans saving for college.

Individual Life

Operating Summary

	2002	2001	2000
Fee income and other	$ 697	$ 647	$ 459
Net investment income	261	243	181
Total revenues	958	890	640
Benefits, claims and claim adjustment expenses	443	385	274
Amortization of deferred policy acquisition costs	160	168	145
Insurance operating costs and other expenses	159	159	103
Total benefits, claims and expenses	762	712	522
Income before income taxes	196	178	118
Income tax expense	63	57	39
Net income	$ 133	$ 121	$ 79
Variable life account values	$ 3,648	$ 3,993	$ 2,947
Total account values	$ 7,557	$ 7,868	$ 5,849
Variable life insurance in force	$ 66,715	$ 61,617	$ 33,460
Total life insurance in force	$ 126,680	$ 120,269	$ 75,113

The Individual Life segment provides life insurance solutions to a wide array of partners to solve the wealth protection, accumulation and transfer needs of their affluent, emerging affluent and business insurance clients. Additionally, the Fortis transaction, through the addition of a retail broker dealer, which has been renamed Woodbury Financial Services, has allowed the Individual Life segment to increase its reach in the emerging affluent market.

2002 Compared to 2001—Revenues in the Individual Life segment increased $68, or 8%, primarily driven by business growth, including the impact of the Fortis transaction. However, the Company sold $173 of new business in 2002, as compared to $228 in 2001.

Expenses increased $56, or 7%, principally driven by the growth in the business resulting from the Fortis acquisition. In addition, mortality experience (expressed as death claims as a percentage of net amount at risk) for 2002 increased as compared to the prior year, but was in line with management's expectations.

Net income increased $12, or 10%. Individual Life incurred an after-tax charge of $3 related to September 11 in the third quarter of 2001. Excluding this charge, Individual Life's earnings increased $9, or 7%, for the year ended December 31, 2002, due to the contribution to earnings from the Fortis transaction.

2001 Compared to 2000—Revenues in the Individual Life segment increased $250, or 39%, primarily due to the business acquired from Fortis. Fee income, including cost of insurance charges, increased $180, or 40%, driven principally by growth in the variable life business, where account values increased $1.0 billion, or 35%, and life insurance in-force increased $28.2 billion, or 84%, from 2000. In addition, net investment income on general account business (universal life, interest sensitive whole life and term life) increased $66, or 34%, consistent with the growth in related account values.

Benefits, claims and expenses increased $190, or 36%, due principally to the growth in revenues described above. Although death benefits were higher in 2001 than the prior year as a result of the increase in life insurance in-force, year-to-date mortality experience (expressed as death claims as a percentage of net amount at risk) for 2001 was within pricing assumptions.

Net income increased $42, or 53%, primarily due to the revenue growth described above. Individual Life incurred an after-tax loss of $3 related to September 11. Excluding this loss, net income increased $45, or 57%, primarily due to the growth factors described above.

Outlook

Individual Life sales continue to be impacted by the lower equity markets, uncertainty surrounding estate tax legislation and aggressive competition from universal life providers. However, The Hartford's acquisition of the United States individual life insurance business of Fortis has increased its scale while broadening its distribution capabilities as described above. Additionally, The Hartford continues to introduce new and enhanced products, which are expected to increase universal life sales.

Group Benefits

Operating Summary

	2002	2001	2000
Earned premiums and other	$ 2,327	$ 2,259	$ 1,981
Net investment income	255	248	226
Total revenues	2,582	2,507	2,207
Benefits, claims and claim adjustment expenses	1,878	1,874	1,643
Insurance operating costs and other expenses	541	498	450
Total benefits, claims and expenses	2,419	2,372	2,093
Income before income taxes	163	135	114
Income tax expense	35	29	24
Net income	$ 128	$ 106	$ 90

The Hartford is a leading provider of group benefits, and through this segment, sells group life and group disability insurance as well as other products, including stop loss and supplementary medical coverages to employers and employer sponsored plans, accidental death and dismemberment, travel accident and other special risk coverages to employers and associations. The Company also offers disability underwriting, administration, claims processing services and reinsurance to other insurers and self-funded employer plans.

2002 Compared to 2001—Revenues in the Group Benefits segment increased $75, or 3%, and excluding buyouts, increased $159, or 7%, driven primarily by growth in premiums, which increased $66, or 3%. The growth in premiums was due to an increase of $281, or 14%, in fully insured ongoing premiums, as a result of steady persistency and pricing actions on the in-force block of business and strong sales to new customers. Offsetting this increase was a decrease in military Medicare supplement premiums of $131 resulting from federal legislation effective in the fourth quarter of 2001. This legislation provides retired military officers age 65 and older with full medical insurance paid for by the government, eliminating the need for Medicare supplement insurance. Additionally, premium revenues for 2002 were offset by an $84 decrease in total buyouts. Buyouts involve the acquisition of claim liabilities from another carrier for a purchase price calculated to cover the run off of those liabilities plus administration expenses and profit. Due to the nature of the buyout market place, the predictability of buyout premiums is uncertain. Fully insured ongoing sales were $597, an increase of $66, or 12%.

Expenses increased $53, or 2%, and excluding buyouts, increased $137, or 6%. The increase in expenses is consistent with the growth in revenues previously described. Benefits and claims expenses, excluding buyouts, increased $88, or 5%. The segment's loss ratio (defined as benefits, claims and claim adjustment expenses as a percentage of premiums and other considerations, excluding buyouts) was 81% down slightly from 82% in 2001. Insurance operating costs and other expenses increased $43, or 9%, due to the fully insured ongoing premium growth previously described and continued investments in technology and service. The segment's expense ratio of insurance operating costs and other expenses to premiums and other considerations was approximately 23%, consistent with prior year.

Net income increased $22, or 21%. Group Benefits incurred an after-tax charge of $2 related to September 11 in the third quarter of 2001. Excluding this charge, earnings increased $20, or 19%, for the year ended December 31, 2002 compared to a year ago. The increase in earnings is due to the increase in premium revenues and favorable loss costs, which was partially offset by increased insurance operating costs and other expenses as previously described.

2001 Compared to 2000—Revenues in the Group Benefits segment increased $300, or 14%, driven primarily by growth in premiums, which increased $278, or 14%, due to solid persistency and increased premium rates related to the in-force block of business, and strong sales to new customers. Fully insured ongoing sales for the year ended December 31, 2001 were $531, an increase of $85, or 19%, compared to 2000. Additionally, net investment income increased $22, or 10%, due to the overall growth in the in-force business.

Total benefits, claims and expenses increased $279, or 13%, driven primarily by higher benefits and claims, which increased $231, or 14%. These increases are consistent with the growth in the business described above as the loss ratio has remained relatively consistent compared to the 2000 loss ratio. In addition, expenses other than benefits and claims increased $48, or 11%, for the year ended December 31, 2001, also consistent with the overall growth in the segment.

Net income increased $16, or 18%, driven by overall revenue growth and consistent loss and expense ratios as compared to the prior year. Group Benefits incurred an after-tax loss of $2 related to September 11; excluding this loss, net income increased $18, or 20%.

Outlook

Employees continue to look to the workplace for a broader and ever expanding array of insurance products. As employers design benefit strategies to attract and retain employees while attempting to control their benefit costs, management believes that the need the Group Benefits segment's products will continue to expand. This, combined with the significant number of employees who currently do not have coverage or adequate levels of coverage, creates unique opportunities for the Group Benefits segment's products and services. Current market conditions, including low interest rates, rising medical costs and cost containment pressure on employers, create a challenging business environment. However, the Company's strength in claims and risk management, service, technology and distribution will enable the Group Benefits segment to continue to capitalize on market opportunities despite the challenging business environment.

Corporate Owned Life Insurance (COLI)

Operating Summary

	2002	2001	2000
Fee income and other	$ 316	$ 367	$ 401
Net investment income	276	352	366
Total revenues	592	719	767
Benefits, claims and claim adjustment expenses	401	514	545
Insurance operating costs and expenses	82	84	102
Dividends to policyholders	62	66	67
Total benefits, claims and expenses	545	664	714
Income before income taxes	47	55	53
Income tax expense	15	18	19
Net income	$ 32	$ 37	$ 34
Variable COLI account values	$ 19,674	$ 18,019	$ 15,937
Leveraged COLI account values	3,321	4,315	4,978
Total account values	$ 22,995	$ 22,334	$ 20,915

The Hartford is a leader in the COLI market, which includes life insurance policies purchased by a company on the lives of its employees, with the company or a trust sponsored by the company named as beneficiary under the policy. Until passage of the Health Insurance Portability and Accountability Act of 1996 ("HIPAA"), the Company sold two principal types of COLI business: leveraged and variable products. Leveraged COLI is a fixed premium life insurance policy owned by a company or a trust sponsored by a company. HIPAA phased out the deductibility of interest on policy loans under leveraged COLI through the end of 1998, virtually eliminating all future sales of this product. Variable COLI continues to be a product used by employers to fund non-qualified benefits or other postemployment benefit liabilities.

2002 Compared to 2001—COLI revenues decreased $127, or 18%, primarily related to lower net investment and fee income due to the declining block of leveraged COLI, where related account values declined by $994, or 23%. Net investment income decreased $76, or 22%, while fee income decreased $50, or 14%.

Expenses decreased $122, or 18%, which is relatively consistent with the decrease in revenues described above. However, the decrease was partially offset by $11, after-tax, in accrued litigation expenses related to the Bancorp dispute. (For a discussion of the Bancorp litigation, see Note 16(a) of Notes to Consolidated Financial Statements.)

Net income decreased $5, or 14%, compared to prior year. COLI incurred an after-tax charge of $2 related to September 11 in the third quarter of 2001. Excluding the impact of

September 11, COLI's net income decreased $7, or 18%, principally due to the $11 after-tax expense accrued in connection with the Bancorp litigation.

2001 Compared to 2000—COLI revenues decreased $48, or 6%, mostly due to lower fee income and net investment income. Fee income and other decreased $34, or 8%, due to a decline in variable COLI sales and deposits which were approximately $1.5 billion in 2001 as compared to $2.9 billion in 2000. In addition, net investment income decreased $14, or 4%, due primarily to lower interest rates and the decline in leveraged COLI account values.

Benefits, claims and expenses decreased $50, or 7%, directly related to the decrease in revenue discussed above.

Net income increased $3, or 9%, primarily due to the overall growth in variable COLI business and earnings associated with the leveraged COLI business recaptured in 1998. COLI incurred an after-tax charge of $2 related to September 11; excluding this charge, net income increased $5, or 15%.

Outlook

The focus of this segment is variable COLI, which continues to be a product generally used by employers to fund non-qualified benefits or other postemployment benefit liabilities. The leveraged COLI product has been an important contributor to The Hartford's profitability in recent years and will continue to contribute to the profitability of The Hartford in the future, although the level of profit has declined in 2002, as compared to 2001. COLI continues to be subject to a changing legislative and regulatory environment that could have a material adverse effect on its business.

Property & Casualty

Operating Summary

	2002	2001	2000
Earned premiums	$ 8,114	$ 7,267	$ 7,055
Net investment income	1,075	1,053	1,072
Other revenue [1]	356	363	343
Net realized capital gains (losses)	(83)	(103)	234
Total revenues	9,462	8,580	8,704
Benefits, claims and claim adjustment expenses	5,870	6,146	5,253
Amortization of deferred policy acquisition costs	1,613	1,572	1,542
Insurance operating costs and expenses	879	647	677
Goodwill amortization	—	3	5
Other expenses [2]	559	560	543
Total benefits, claims and expenses	8,921	8,928	8,020
Income (loss) before income taxes and cumulative effect of accounting change	541	(348)	684
Income tax expense (benefit)	72	(241)	190
Income (loss) before cumulative effect of accounting change	469	(107)	494
Cumulative effect of accounting change, net of tax [3]	—	(8)	—
Net income (loss) [4]	469	(115)	494
Less: Restructuring charges, net of tax	—	(10)	—
Cumulative effect of accounting change, net of tax [3]	—	(8)	—
Loss from early retirement of debt, net of tax	—	(8)	—
Net realized capital gains (losses), after-tax	(54)	(75)	65
Operating income (loss) [4]	$ 523	$ (14)	$ 429
North American Property & Casualty Underwriting Ratios			
Loss ratio [5]	59.6	70.3	60.8
Loss adjustment expense ratio [5]	11.2	12.5	11.5
Expense ratio [5]	27.7	29.0	29.7
Combined ratio [5] [6] [7]	99.2	112.4	102.4

[1] Primarily servicing revenue.

[2] Includes restructuring charges of $15 for the year ended December 31, 2001 and $13 of accelerated amortization of issuance costs on the Company's 8.35% Cumulative Quarterly Income Preferred Securities which were redeemed on December 31, 2001.

[3] Represents the cumulative impact of the Company's adoption of EITF Issue No. 99-20.

[4] 2001 includes $420 of after-tax losses related to September 11.

[5] For 2001, excluding the impact of September 11, loss ratio was 62.8, loss adjustment expense ratio was 11.4, expense ratio was 28.7 and combined ratio was 103.4.

[6] Includes policyholder dividend ratios of 0.7, 0.5, and 0.5 for the years ended December 31, 2002, 2001 (including and excluding the impact of September 11), and 2000, respectively.

[7] GAAP combined ratios were 99.8, 112.5 (including a 9.0 point impact related to September 11) and 102.9 for the years ended December 31, 2002, 2001 and 2000, respectively.

2002 Compared to 2001—Net income increased $584 primarily due to after-tax losses related to September 11 of $420 in 2001, an increase in operating income as discussed below and a decrease in net realized capital losses.

2001 Compared to 2000—Net income decreased $609 primarily due to after-tax losses related to September 11 of $420, an increase in net realized capital losses, and a decrease in operating income as discussed below.

In January 2002, Property & Casualty integrated its Affinity Personal Lines and Personal Insurance segments, now reported as Personal Lines. As a result, Property & Casualty is now organized into five reportable operating segments: the North American underwriting segments of Business Insurance, Personal Lines, Specialty Commercial and Reinsurance; and the Other Operations segment, which includes substantially all of the Company's asbestos and environmental exposures. Also reported within Property & Casualty is North American, which includes the combined underwriting results of the North American underwriting segments along with income and expense items not directly allocated to these segments, such as net investment income, net realized capital gains and losses, other expenses including interest and income taxes.

Ratios

The previous table and the following segment discussions for the years ended December 31, 2002, 2001 and 2000 include various operating ratios. Management believes that these ratios are useful in understanding the underlying trends in The Hartford's current business. However, these measures should only be used in conjunction with, and not in lieu of, underwriting income and may not be comparable to other performance measures used by the Company's competitors. The "loss ratio" is the ratio of claims expense (exclusive of claim adjustment expenses) to earned premiums. The "loss adjustment expense ratio" represents the ratio of claim adjustment expenses to earned premiums. The "expense ratio" is the ratio of statutory underwriting expenses (commissions; taxes, licenses and fees; as well as other underwriting expenses) to written premiums. The "policyholder dividend ratio" is the ratio of policyholder dividends to earned premiums. The "combined ratio" is the sum of the loss ratio, the loss adjustment expense ratio, the expense ratio and the policyholder dividend ratio. These ratios are relative measurements that describe for every $100 of net premiums earned or written, the cost of losses and statutory expenses, respectively. The combined ratio presents the total cost per $100 of premium production. A combined ratio below 100 demonstrates underwriting profit; a combined ratio above 100 demonstrates underwriting losses. GAAP combined ratios differ from statutory combined ratios primarily due to the deferral and amortization of certain expenses for GAAP reporting purposes and the use of earned premium in the expense ratio rather than written premium.

The following is a summary of Property & Casualty operating income, after-tax. Operating income represents after-tax operating results excluding, as applicable, net realized capital gains or losses, losses from early retirement of debt, the cumulative effect of accounting changes and restructuring charges. Operating income is a performance measure used by The Hartford in the management of its operations. Management believes that this performance measure delineates the results of The Hartford's ongoing businesses in a manner that allows for a better understanding of the underlying trends in the Company's current business.

		2001		
(after tax)	2002	Including September 11	Excluding September 11	2000
North American				
Underwriting results	$ (54)	$ (627)	$ (207)	$ (146)
Net investment income	736	722	722	695
Other expenses [1]	(163)	(115)	(115)	(137)
North American operating income (loss) [2]	519	(20)	400	412
Other operations operating income [2]	4	6	6	17
Property Casualty operating income (loss) [2]	$ 523	$ (14)	$ 406	$ 429

[1] Includes interest expense, net servicing income and goodwill amortization.

[2] A reconciliation of net income (loss) to operating income (loss) is provided in the preceding table.

Underwriting results are discussed in each of the Business Insurance, Personal Lines, Specialty Commercial and Reinsurance segment sections. Net investment income and net realized capital gains and losses are discussed in the Investments section. (For a further discussion of September 11, see Note 2 of Notes to Consolidated Financial Statements.)

2002 Compared to 2001—Operating income, excluding the after-tax $420 impact of September 11, increased $117, or 29%, primarily due to improved underwriting results across each of the North American underwriting segments, particularly in Specialty Commercial and Reinsurance. Partially offsetting the improvement was an increase in other expenses primarily as a result of an increase in e-business research and development expenses and certain employee benefits costs, as well as expenses incurred related to the transfer of the Company's New Jersey personal lines agency auto business to Palisades Safety and Insurance Association and Palisades Insurance Co.

2001 Compared to 2000—Operating income, excluding the after-tax $420 impact of September 11, decreased $23, or 5%. Earned premium growth in Business Insurance due to price increases, strong new business growth and improved premium renewal retention, as well as an increase in North American investment income, was offset by increased losses in the personal automobile lines of business and in Reinsurance. A decrease in underwriting results of $16, after-tax, related to Enron Corporation and lower income resulting from the sales of international subsidiaries also contributed to the decrease.

Reserves

As discussed in Notes 1(l), 7 and 16(b) of Notes to Consolidated Financial Statements and in the Critical Accounting Estimates section, reserving for property and casualty losses is an estimation process. As additional experience and other relevant claim data become available, reserve levels are adjusted accordingly. Such adjustments of reserves related to claims incurred in prior years are a natural occurrence in the loss reserving process and are referred to as "reserve development". Reserve development that increases previous estimates of ultimate cost is called "reserve strengthening". Reserve development that decreases previous estimates of ultimate cost is called "reserve releases". Reserve development can influence the comparability of year over year underwriting results and are set forth in the paragraphs and tables that follow.

Reserve strengthening in the Business Insurance segment for the year ended December 31, 2002 was not significant. In Personal Lines, prior accident year loss and loss adjustment expenses for non-standard auto were strengthened due to heavier than expected frequency, severity and litigation rates on prior accident years. In addition, the prior accident year provision was increased modestly for mold losses. Virtually all of the strengthening in Specialty Commercial is due to deductible workers' compensation losses on a few large accounts. Reserve strengthening in the Reinsurance segment occurred across multiple accident years, primarily 1997 through 2000, and across several lines of business. High reported losses from ceding companies have persisted throughout 2002 and loss ratios have been revised upward. Virtually all of the reserve strengthening in the Other Operations segment related to asbestos. There was little reserve strengthening or weakening by segment in 2001 with the exception of Other Operations, where the strengthening was related almost entirely to non-asbestos and environmental exposures. (For further discussion of reserve activity related to asbestos and environmental, see the Other Operations section of the MD&A.)

A rollforward of liabilities for unpaid claims and claim adjustment expenses by segment for Property & Casualty follows:

For the year ended December 31, 2002	Business Insurance	Personal Lines	Specialty Commercial	Reinsurance	Other Operations	Total P&C
Beginning liabilities for unpaid claims and claim adjustment expenses—gross	$ 4,440	$ 1,530	$ 5,073	$ 1,956	$ 4,037	$ 17,036
Reinsurance and other recoverables	375	51	2,088	48	1,214	4,176
Beginning liabilities for unpaid claims and claim adjustment expenses—net	4,065	1,479	2,985	1,508	2,823	12,860
Add provision for unpaid claims and claim adjustment expenses						
Current year	1,943	2,244	820	492	78	5,577
Prior years	19	75	29	77	93	293
Total provision for unpaid claims and claim adjustment expenses	1,962	2,319	849	569	171	5,870
Less payments	1,649	2,155	875	551	359	5,589
Other [1]	—	—	—	(300)	300	—
Ending liabilities for unpaid claims and claim adjustment expenses—net	4,378	1,643	2,959	1,226	2,935	13,141
Reinsurance and other recoverables	368	50	2,041	388	1,171	4,018
Ending liabilities for unpaid claims and claim adjustment expenses—gross	$ 4,746	$ 1,693	$ 5,000	$ 1,614	$ 4,106	$ 17,159

[1] $300 represents the transfer of the international lines of the Reinsurance segment to Other Operations.

For the year ended December 31, 2001	Business Insurance	Personal Lines	Specialty Commercial	Reinsurance	Other Operations	Total P&C
Beginning liabilities for unpaid claims and claim adjustment expenses—gross	$ 3,954	$ 1,403	$ 5,628	$ 1,416	$ 3,892	$ 16,293
Reinsurance and other recoverables	195	42	2,011	234	1,389	3,871
Beginning liabilities for unpaid claims and claim adjustment expenses—net	3,759	1,361	3,617	1,182	2,503	12,422
Add provision for unpaid claims and claim adjustment expenses						
Current year	1,944	2,156	897	983	12	5,992
Prior years	(10)	17	28	(11)	119	143
Total provision for unpaid claims and claim adjustment expenses	1,934	2,173	925	972	131	6,135
Less payments	1,628	2,055	955	646	308	5,592
Other [1] [2]	—	—	(602)	—	497	(105)
Ending liabilities for unpaid claims and claim adjustment expenses—net	4,065	1,479	2,985	1,508	2,823	12,860
Reinsurance and other recoverables	375	51	2,088	448	1,214	4,176
Ending liabilities for unpaid claims and claim adjustment expenses—gross	$ 4,440	$ 1,530	$ 5,073	$ 1,956	$ 4,037	$ 17,036

[1] $602 represents the transfer of asbestos and environmental reserves to Other Operations.
[2] Includes $(101) related to the sale of international subsidiaries.

For the year ended December 31, 2000	Business Insurance	Personal Lines	Specialty Commercial	Reinsurance	Other Operations	Total P&C
Beginning liabilities for unpaid claims and claim adjustment expenses—gross	$ 3,913	$ 1,304	$ 5,694	$ 1,330	$ 4,208	$ 16,449
Reinsurance and other recoverables	155	25	1,954	168	1,404	3,706
Beginning liabilities for unpaid claims and claim adjustment expenses—net	3,758	1,279	3,740	1,162	2,804	12,743
Add provision for unpaid claims and claim adjustment expenses						
Current year	1,492	1,898	857	704	219	5,170
Prior years	14	23	(78)	(80)	148	27
Total provision for unpaid claims and claim adjustment expenses	1,506	1,921	779	624	367	5,197
Less payments	1,505	1,839	902	604	484	5,334
Other [1]	—	—	—	—	(184)	(184)
Ending liabilities for unpaid claims and claim adjustment expenses—net	3,759	1,361	3,617	1,182	2,503	12,422
Reinsurance and other recoverables	195	42	2,011	234	1,389	3,871
Ending liabilities for unpaid claims and claim adjustment expenses—gross	$ 3,954	$ 1,403	$ 5,628	$ 1,416	$ 3,892	$ 16,293

[1] Includes $(161) related to the sale of international subsidiaries.

Business Insurance

Operating Summary

	2002	2001 Including September 11	2001 Excluding September 11	2000
Written premiums	$ 3,412	$ 2,871	$ 2,886	$ 2,405
Change in unearned premium reserve	286	241	241	107
Earned premiums	$ 3,126	$ 2,630	$ 2,645	$ 2,298
Benefits, claims and claim adjustment expenses	1,962	1,934	1,704	1,506
Amortization of deferred policy acquisition costs	779	681	681	605
Insurance operating costs and expenses	341	257	257	237
Underwriting results	$ 44	$ (242)	$ 3	$ (50)
Loss ratio	50.7	59.9	52.3	52.4
Loss adjustment expense ratio	12.0	13.7	12.1	13.1
Expense ratio	31.9	32.3	32.1	33.8
Combined ratio [1][2]	96.2	107.1	97.8	100.6

[1] Includes policyholder dividend ratios of 1.5, 1.3, and 1.3, for the years ended December 31, 2002, 2001 (including and excluding September 11), and 2000, respectively.

[2] GAAP combined ratios were 97.0, 108.0 (including a 9.3 point impact related to September 11) and 101.2 for the years ended December 31, 2002, 2001 and 2000, respectively.

Business Insurance provides standard commercial insurance coverage to small and middle market commercial businesses primarily throughout the United States. This segment offers workers' compensation, property, automobile, liability, umbrella and marine coverages. The Business Insurance segment also provides commercial risk management products and services.

2002 Compared to 2001—Business Insurance achieved written premium growth of $541 (including $15 of reinsurance cessions related to September 11), or 19%, due to strong growth in both middle market and small commercial. The increase in middle market of $295, or 21%, was due primarily to double-digit pricing increases as well as continued strong new business growth and premium renewal retention. Small commercial increased $231, or 16%, reflecting double-digit written pricing increases, particularly in the property line of business.

Business Insurance earned premiums increased $496 (including $15 of reinsurance cessions related to September 11), or 19%, due to strong 2002 and 2001 written pricing increases impacting 2002 earned premiums. Middle market increased $260, or 20%, and small commercial increased $221, or 16%, reflecting double-digit earned pricing increases.

Underwriting results improved $286 (including $245 of underwriting loss related to September 11 in 2001), with a corresponding 10.9 point decrease (including a 9.3 point impact related to September 11) in the combined ratio. The improvement in underwriting results and combined ratio, excluding September 11, was primarily due to double-digit earned pricing increases and minimal loss costs. Business Insurance continues to benefit from favorable frequency loss costs. While 2002 catastrophe losses are in line with prior year, the level of catastrophes is below management expectations. In addition, the beneficial effects of strong pricing on the underwriting expense ratio have been offset by an increase in taxes, licenses and fees rates, and increased technology spending.

2001 Compared to 2000 —Written premiums increased $466 (including $15 of reinsurance cessions related to September 11), or 19%, driven by strong growth in small commercial and middle market. Small commercial increased $278, or 24%, as a result of written pricing increases, strong premium renewal retention and the success of product, marketing, technology and service growth initiatives. The increase in middle market of $203, or 16%, was attributable primarily to double-digit pricing increases and improved premium renewal retention as well as strong new business growth.

Earned premiums increased $332 (including $15 of reinsurance cessions related to September 11), or 14%, due primarily to strong earned premium growth in both small commercial and middle market. Small commercial increased $252, or 23%, as a result of mid-single digit earned pricing increases, while middle market achieved double-digit earned pricing increases, driving $95, or 8% growth.

Underwriting results decreased $192 (including $245 of underwriting loss related to September 11) with a corresponding 6.5 point increase (including a 9.3 point impact related to September 11) in the combined ratio. Excluding the impact of September 11, the improvement in underwriting results and the combined ratio was primarily due to strong pricing and decreased frequency loss costs as well as an improved expense ratio. The favorable expense ratio was the result of 2001 benefits from the field office reorganization and reorganization costs in 2000 not recurring in 2001.

Outlook

Firming market conditions in the standard commercial sector are expected to continue in 2003, although price competition within many markets of the commercial industry will remain a challenge. Passage of the Terrorism Risk Insurance Act of 2002 alleviates some of the economic uncertainty surrounding the industry in the event of future terrorist attacks. (For further discussion, see Capital Resources and Liquidity section under "Terrorism Risk Insurance Act of 2002".) Management expects the Business Insurance segment to continue to deliver positive results in 2003 despite an expected return to a normal level of catastrophes. Significant growth in small commercial and middle market businesses is expected to be achieved, in part, due to continued strategic actions being implemented. This includes providing a complete product solution for agents and customers, expanding non-traditional distribution alternatives, executing geographic market share strategies and developing technology solutions that deliver superior business tools to The Hartford's agents and alliances. Continued pricing and underwriting actions are expected to have a positive impact on the segment's overall profitability in 2003.

Personal Lines

Operating Summary

	2002	2001 Including September 11	2001 Excluding September 11	2000
Written premiums	$ 3,050	$ 2,860	$ 2,860	$ 2,647
Change in unearned premium reserve	66	113	113	100
Earned premiums	$ 2,984	$ 2,747	$ 2,747	$ 2,547
Benefits, claims and claim adjustment expenses	2,319	2,173	2,164	1,921
Amortization of deferred policy acquisition costs	415	385	385	377
Insurance operating costs and expenses	296	276	276	247
Underwriting results	$ (46)	$ (87)	$ (78)	$ 2
Loss ratio	66.1	67.4	67.2	64.7
Loss adjustment expense ratio	11.6	11.7	11.6	10.8
Expense ratio	23.0	24.0	24.0	24.6
Combined ratio [1]	100.8	103.1	102.8	100.1
Other revenue [2]	$ 123	$ 150	$ 150	$ 166

[1] GAAP combined ratios were 101.0, 102.7 (including a 0.3 point impact related to September 11) and 99.6 for the years ended December 31, 2002, 2001 and 2000, respectively.

[2] Represents servicing revenue.

Personal Lines provides automobile, homeowners' and home-based business coverages to the members of AARP through a direct marketing operation; to individuals who prefer local agent involvement through a network of independent agents in the standard personal lines market ("Standard") and in the non-standard automobile market through the Company's Omni Insurance Group, Inc. ("Omni") subsidiary. Personal Lines also operates a member contact center for health insurance products offered through AARP's Health Care Options. The Hartford's exclusive licensing arrangement with AARP, which was renewed during the fourth quarter of 2001, continues through January 1, 2010 for automobile, homeowners and home-based business. The Health Care Options agreement continues through 2007.

2002 Compared to 2001—Personal Lines written premiums increased $190, or 7%, primarily driven by growth in AARP, partially offset by a reduction in Standard. AARP increased $217, or 13%, primarily as a result of written pricing increases and improved premium renewal retention. Standard decreased $27, or 3%, due primarily to the conversion to six-month policies in certain states.

Earned premiums increased $237, or 9%, due primarily to growth in AARP and Standard. AARP increased $187, or 12%, and Standard increased $30, or 4%, due primarily to earned pricing increases.

Underwriting results improved $41 (including $9 of underwriting loss related to September 11), with a corresponding 2.3 point decrease (including a 0.3 point impact related to September 11) in the combined ratio. While automobile results improved due to favorable frequency loss costs, the line of business was negatively impacted by the increasing severity of automobile claims as a result of medical inflation and higher repair costs. The underwriting experience relating to homeowners has remained favorable due to improved frequency of claims, despite an increase in the severity of individual homeowners' claims. An improvement in the underwriting expense ratio, primarily due to written pricing increases and prudent expense management, resulted in a 1.0 point decrease in the expense ratio over the prior year.

2001 Compared to 2000—Written premiums increased $213, or 8%, driven by growth in both the AARP program and Standard. AARP increased primarily as a result of strong new business growth and continued steady premium renewal retention. Written premium growth in the standard automobile and homeowners lines was primarily due to pricing increases and strong premium renewal retention.

Earned premiums increased $200, or 8%, driven by growth in AARP and Standard. AARP increased $113, or 8%, and Standard increased $50, or 7%, due primarily to earned pricing increases.

Underwriting results decreased $89 (including $9 of underwriting loss related to September 11), with a corresponding 3.0 point increase (including a 0.3 point impact related to September 11) in the combined ratio. Higher automobile losses continue to adversely impact underwriting results and the combined ratio. In addition, the loss adjustment expense ratio increased, primarily as a result of higher losses and increased litigation costs. Although underwriting expenses increased, primarily due to increased written premiums, the expense ratio improved as compared to the prior year, primarily as a result of lower commissions and prudent expense management.

Outlook

While the personal lines industry operating fundamentals are expected to improve in 2003, the market will continue to face significant challenges. Price increases in automobile and homeowners are expected to continue, but industry rates may remain inadequate. State regulatory constraints may prevent companies from obtaining the necessary rates. Regulatory requirements applying to premium rates vary from state to state, and, in most states, rates are subject to prior regulatory approval. Industry loss costs are expected to continue to increase in 2003, but pricing is expected to exceed loss cost inflation. The deterioration in loss performance since 2000 has been driven primarily by severity loss costs. Issues surrounding mold and medical inflation may continue to impact loss performance in Personal Lines.

The Personal Lines segment is focused on managing premium growth to optimize earnings, while investing to enhance its product and technology platforms. Improved financial results in 2003 are expected for the Personal Lines segment as a result of continuing state-driven pricing and underwriting actions, even though catastrophes are expected to return to a normal level. Personal Lines' product breadth, channel diversity and technology position this segment to deal effectively with the market risks that face the personal lines industry.

Specialty Commercial

Operating Summary

	2002	2001 Including September 11	2001 Excluding September 11	2000
Written premiums	$ 1,362	$ 989	$ 996	$ 1,080
Change in unearned premium reserve	140	(33)	(33)	46
Earned premiums	$ 1,222	$ 1,022	$ 1,029	$ 1,034
Benefits, claims and claim adjustment expenses	849	925	766	779
Amortization of deferred policy acquisition costs	240	267	267	268
Insurance operating costs and expenses	156	92	91	90
Underwriting results	$ (23)	$ (262)	$ (95)	$ (103)
Loss ratio	57.6	73.1	59.5	60.4
Loss adjustment expense ratio	11.8	17.6	15.0	15.1
Expense ratio	27.9	33.8	33.4	31.3
Combined ratio [1][2]	98.1	124.8	108.3	107.1
Other revenue [3]	$ 233	$ 213	$ 213	$ 168

[1] Includes policyholder dividend ratios of 0.7, 0.4, and 0.2, for the years ended December 31, 2002, 2001 (including and excluding the impact of September 11), and 2000, respectively.

[2] GAAP combined ratios were 99.4, 124.2 (including a 16.5 point impact related to September 11) and 109.7 for the years ended December 31, 2002, 2001 and 2000, respectively.

[3] Represents servicing revenue.

Specialty Commercial offers a variety of customized insurance products and risk management services. The segment provides standard commercial insurance products including workers' compensation, automobile and liability coverages to large-sized companies. Specialty Commercial also provides bond, professional liability, specialty casualty and agricultural coverages, as well as core property and excess and surplus lines coverages not normally written by standard lines insurers. Alternative markets, within Specialty Commercial, provides insurance products and services primarily to captive insurance companies, pools and self-insurance groups. In addition, Specialty Commercial provides third party administrator services for claims administration, integrated benefits, loss control and performance measurement through Specialty Risk Services.

2002 Compared to 2001—Specialty Commercial written premiums increased $373 (including $7 of reinsurance cessions related to September 11), or 38%, primarily driven by the property, specialty casualty and professional liability lines of business. Written premiums for property grew $121, or 43%, while specialty casualty grew $114, or 55%, both primarily due to significant price increases and new business growth reflecting an improving operating environment. Professional liability written premiums grew $71, or 42%, also due to significant price increases.

Earned premiums increased $200 (including $7 of reinsurance cessions related to September 11), or 20%, primarily driven by robust earned premium growth in property of $65, or 23%, specialty casualty of $73, or 35%, and professional liability of $83, or 71%, as a result of double-digit earned pricing increases.

Underwriting results improved $239 (including $167 of underwriting loss related to September 11), with a corresponding 26.7 point decrease (including a 16.5 point impact related to September 11) in the combined ratio. The improvement in underwriting results and combined ratio, excluding September 11, was primarily due to favorable property, specialty casualty and professional liability results, as a result of the favorable pricing environment. Increased losses incurred in agriculture, due to the Midwest drought; the risk management division, due to deductible workers' compensation losses on a few large accounts; and bond partially mitigated the improvement. In addition, the underwriting expense ratio improved primarily due to pricing increases and prudent expense management. Lower catastrophes, primarily as a result of the Seattle earthquake in the first quarter of 2001, also contributed to the improvement in underwriting results.

2001 Compared to 2000—Written premiums decreased $91 (including $7 of reinsurance cessions related to September 11), or 8%, primarily due to a decrease in written premiums from sold or exited business lines which include farm, public entity and Canada. Partially offsetting the decrease was an increase in written premiums due to The Hartford's purchase, in the third quarter of 2000, of the in-force, new and renewal financial products business, as well as the majority of the excess and surplus lines business, of Reliance Group Holdings, Inc. ("Reliance"), which resulted in $60 of additional written premiums as compared with 2000.

Earned premiums declined $12 (including $7 of reinsurance cessions related to September 11), or 1%, primarily due to a decrease in earned premiums from the sold or exited business lines referred to above. Partially offsetting the decrease was an increase in earned premiums due to The Hartford's purchase of the financial products and excess and surplus lines businesses of Reliance mentioned above, which resulted in $74 of additional earned premiums as compared with 2000.

Underwriting results decreased $159 (including $167 of underwriting loss related to September 11), with a corresponding 17.7 point increase (including a 16.5 point impact related to September 11) in the combined ratio. Excluding the impact of September 11, underwriting results improved despite an increase in the combined ratio. The improved underwriting results were primarily a result of favorable results in the property lines of business and lower losses and underwriting expenses from the sold or exited business lines. Partially offsetting the improvement were deteriorating underwriting results in risk management and a decrease in underwriting results related to Enron Corporation. The increase in the combined ratio was primarily due to an increase in the net commissions as well as additional taxes, licenses and fees in the risk management and professional liability lines of business. The increase in the commission ratio was primarily a result of lower ceding commissions.

Outlook

Specialty Commercial is made up of a diverse group of businesses that are unique to commercial lines. Each line of business operates independently with its own set of business objectives and focuses on the operational dynamics of its specific industry. These businesses, while somewhat interrelated, each have a unique business model and operating cycle. Firming market conditions in most of the specialty commercial sectors are expected to continue in 2003. Passage of the Terrorism Risk Insurance Act of 2002 alleviates some of the economic uncertainty surrounding the industry in the event of future terrorist attacks. (For further discussion, see the Capital Resources and Liquidity section under "Terrorism Risk Insurance Act of 2002".) Strong written pricing in 2002 will contribute to earned premium growth expected in 2003. Management believes that continued strategic actions being taken, which include focusing on maximizing growth in the segment's most profitable lines; providing innovative new products; expanding non-traditional distribution alternatives; and further leveraging underwriting discipline and capabilities will continue to enable the segment to capitalize on an improved marketplace.

Reinsurance

Operating Summary

		2001		
	2002	Including September 11	Excluding September 11	2000
Written premiums	$ 703	$ 849	$ 918	$ 826
Change in unearned premium reserve	(10)	(2)	(2)	17
Earned premiums	$ 713	$ 851	$ 920	$ 809
Benefits, claims and claim adjustment expenses	569	972	815	624
Amortization of deferred policy acquisition costs	179	239	239	243
Insurance operating costs and expenses	24	15	15	15
Underwriting results	$ (59)	$ (375)	$ (149)	$ (73)
Loss ratio	74.9	108.9	83.7	72.7
Loss adjustment expense ratio	4.9	5.3	4.9	4.4
Expense ratio	27.2	29.7	27.4	31.7
Combined ratio [1]	107.1	143.9	116.1	108.9

[1] GAAP combined ratios were 107.9, 144.0 (including a 27.8 point impact related to September 11) and 109.0 for the years ended December 31, 2002, 2001 and 2000, respectively.

The Reinsurance segment offers a full range of treaty and facultative reinsurance products including property, casualty, catastrophe, marine and alternative risk transfer which includes non-traditional reinsurance products such as multi-year property catastrophe treaties, aggregate of excess of loss agreements and quota share treaties with event or aggregate loss ratio caps. The segment assumes insurance from other insurers, primarily through reinsurance brokers, but also through direct channels and pools in the worldwide reinsurance market.

2002 Compared to 2001—Reinsurance written premiums decreased $146 (including $69 of reinsurance cessions related to September 11), or 17%, and earned premiums decreased $138 (including $69 related to September 11), or 16%, due to the exclusion of the exited international business, which in January 2002, was transferred to Other Operations and a reduction in the Alternative Risk Transfer ("ART") line of business. Written and earned premiums from the international business in 2001 were $131 and $136, respectively. ART written and earned premiums decreased $97, or 53%, and $94, or 51%, respectively, due primarily to the expiration of a non-recurring loss portfolio reinsurance contract and the non-renewal of a quota share treaty with one ceding company. Excluding ART, international and the impact of September 11, written premiums increased $13, or 2%, and earned premiums increased $23, or 4%, due primarily to significant pricing increases as a result of continued market firming, substantially offset by premium reductions due to underwriting requirements to maintain profitability targets.

Underwriting results improved $316 (including $226 of underwriting loss related to September 11), with a corresponding 36.8 point decrease (including a 27.8 point impact related to September 11) in the combined ratio. The improvement in underwriting results and combined ratio, excluding September 11, was primarily due to underwriting initiatives including a shift to excess of loss policies and increased property business mix, as well as the exit from nearly all international lines, an intense focus on returns and lower catastrophes. Underwriting results and the combined ratio were negatively impacted by adverse loss development on prior underwriting years.

2001 Compared to 2000—Written premiums increased $23 (including $69 of reinsurance cessions related to September 11), or 3%, and earned premiums increased $42 (including $69 related to September 11), or 5%, primarily due to growth in the ART line of business. ART written and earned premiums increased $91, or 100%, and $98, or 111%, respectively, driven primarily by a significant first quarter ART transaction. The achievement of double-digit pricing increases in traditional reinsurance was offset by the termination of business that failed to meet profitability targets.

Underwriting results decreased $302 (including $226 of underwriting loss related to September 11), with a corresponding 35.0 point increase (including a 27.8 point impact related to September 11) in the combined ratio. Excluding September 11, the decrease in underwriting results and corresponding increase in the combined ratio were primarily attributable to reserve development in 2001 compared to 2000.

Outlook

The property and casualty reinsurance market remains extremely competitive and stressed. The pricing environment continued to improve in 2002, and it is anticipated by management that favorable rates and terms will continue in 2003. Reserve deficiencies, low investment yields and poor historical performance are driving a renewed focus on profitability. The marketplace is also experiencing a flight to quality as customers pay more for reinsurance. Additionally, terrorism remains a key underwriting issue. Terrorism losses incurred by reinsurers are not covered by the Terrorism Risk Insurance Act of 2002. The dislocation of certain broker market competitors continues in the aftermath of September 11. In addition, some companies are raising capital, while others are reviewing their strategic options. New Bermuda companies are emerging with a greater share of the overall market. This will continue to put pressure on industry rates and terms.

Other Operations (including Asbestos and Environmental Claims)

Operating Summary

	2002	2001	2000
Earned premiums	$ 69	$ 17	$ 367
Net investment income	147	146	210
Other revenue	—	—	9
Net realized capital gains (losses)	(27)	5	16
Total revenues	189	168	602
Benefits, claims and claim adjustment expenses	171	142	423
Amortization of deferred policy acquisition costs	—	—	49
Insurance operating costs and expenses	62	7	88
Other expenses	(25)	5	7
Total benefits, claims and expenses	208	154	567
Income (loss) before income taxes	(19)	14	35
Income tax expense (benefit)	(6)	4	7
Net income (loss)	(13)	10	28
Less: Net realized capital gains (losses), after-tax	(17)	4	11
Operating income	$ 4	$ 6	$ 17

The Other Operations segment includes operations that are under a single management structure, Heritage Holdings, that was finalized in late 2001 to be responsible for two related activities. The first activity is the management of certain subsidiaries and operations of The Hartford that have discontinued writing new business. The second is the management of claims (and the associated reserves) related to asbestos and environmental exposures.

The companies in this segment which are not writing new business include First State Insurance Company and two affiliated subsidiaries, located in Boston, Massachusetts; Heritage Reinsurance Company, Ltd. ("Heritage Re"), headquartered in Bermuda; and Excess Insurance Company, Ltd., located in the United Kingdom. Each of these companies is primarily focused on managing claims, resolving disputes and collecting reinsurance proceeds, related largely to business underwritten and reinsured in 1985 and prior years. While the business that was written in these units on either a direct or reinsurance basis spanned a wide variety of insurance and reinsurance policies and coverages, a significant and increasing proportion of current and future claims activity arising from these businesses relates to environmental and, to a greater extent, asbestos exposures. Other Operations also includes the results of The Hartford's international property-casualty businesses (substantially all of which were disposed of in a series of transactions concluding in 2001) and the international businesses of the Reinsurance segment, exited in the fourth quarter of 2001. (For further discussion of the restructuring, see Note 18(c) of Notes to Consolidated Financial Statements.)

In 2001, The Hartford consolidated management and claims handling of all of its asbestos and environmental exposures under the Other Operations' management structure. This action was taken to maximize The Hartford's management expertise in this area. As part of this organizational change, the Company consolidated substantially all of its asbestos and environmental loss reserves into one legal entity, Heritage Re, within Other Operations through intercompany reinsurance agreements. These reinsurance agreements ceded $602 of the then carried reserves (net of reinsurance), primarily related to asbestos and environmental exposures from 1985 and prior, from the Specialty Commercial segment to Other Operations.

In September 2001, The Hartford entered into an agreement to sell its Singapore-based Hartford Insurance Company (Singapore), Ltd. The Company recorded a net realized capital loss of $9 after-tax related to the sale, which was recorded in the 2001 investment results of North American. The sale was completed in January 2002.

On February 8, 2001, The Hartford completed the sale of its Spain-based subsidiary, Hartford Seguros. The Hartford received $29, before costs of sale and recorded a $16 after-tax net realized capital loss that was reported in the 2001 investment results of North American.

On December 22, 2000, The Hartford completed the sale of its Netherlands-based Zwolsche Algemeene N.V. ("Zwolsche") subsidiary located in the Netherlands, Belgium and Luxembourg. The Hartford received $547, before costs of sale and recorded a $69 after-tax net realized capital gain that was reported in the 2000 investment results of North American.

2002 Compared to 2001—Revenues for the year increased $21 due to earned premium, offset by net realized capital losses. The increase in earned premium was primarily due to runoff premium from the exited international business of the Reinsurance Segment, which was transferred to Other Operations in January 2002.

Operating income was relatively flat compared to the prior year period.

2001 Compared to 2000—Revenues were down $434, or 72%, and operating income was down $11, or 65%, primarily due to the sale of Zwolsche.

Asbestos and Environmental Claims

The Hartford continues to receive asbestos and environmental claims, both of which affect Other Operations. These claims are made pursuant to several different categories of insurance coverage. First, The Hartford wrote direct policies as a primary liability insurance carrier. Second, The Hartford wrote direct excess insurance policies providing additional coverage for insureds that exhaust their primary liability insurance coverage. Third, The Hartford acted as a reinsurer assuming a portion of risks previously assumed by other insurers writing primary, excess and reinsurance coverages. Fourth, The Hartford participated as a London Market company that wrote both direct insurance and assumed reinsurance business.

With regard to both environmental and particularly asbestos claims, significant uncertainty limits the ability of insurers and reinsurers to estimate the ultimate reserves necessary for unpaid losses and related settlement expenses. Conventional reserving techniques cannot reasonably estimate the ultimate cost of these claims, particularly during periods where theories of law are in flux. As a result of the factors discussed in the following paragraphs, the degree of variability of reserve estimates for these exposures is significantly greater than for other more traditional exposures. In particular, The Hartford believes there is a high degree of uncertainty inherent in the estimation of asbestos loss reserves.

In the case of the reserves for asbestos exposures, factors contributing to the high degree of uncertainty include inadequate development patterns, plaintiffs' expanding theories of liability, the risks inherent in major litigation and inconsistent emerging legal doctrines. Courts have reached inconsistent conclusions as to when losses are deemed to have occurred and which policies provide coverage; what types of losses are covered; whether there is an insurer obligation to defend; how policy limits are determined; whether particular claims are product/completed operation claims subject to an aggregate limit and how policy exclusions and conditions are applied and interpreted. Furthermore, insurers in general, including The Hartford, have recently experienced an increase in the number of asbestos-related claims due to, among other things, more intensive advertising by lawyers, seeking asbestos claimants, plaintiffs' increased focus on new and previously peripheral defendants and an increase in the number of insureds seeking bankruptcy protection as a result of asbestos-related liabilities. Plaintiffs and insureds have sought to use bankruptcy proceedings to accelerate and increase loss payments by insurers. In addition some policyholders have begun to assert new classes of claims for so called "non-product" coverages to which an aggregate limit of liability may not apply. Recently, many insurers, including, in a limited number of instances, The Hartford, also have been sued directly by asbestos claimants asserting that insurers had a duty to protect the public from the dangers of asbestos. Management believes these issues are not likely to be resolved in the near future.

In the case of the reserves for environmental exposures, factors contributing to the high degree of uncertainty include: court decisions that have interpreted the insurance coverage to be broader than originally intended; inconsistent decisions, especially across jurisdictions and uncertainty as to the monetary amount being sought by the claimant from the insured.

Further uncertainties include the effect of the recent acceleration in the rate of bankruptcy filings by asbestos defendants on the rate and amount of The Hartford's asbestos claims payments; a further increase or decrease in asbestos and environmental claims which cannot now be anticipated; whether some policyholders' liabilities will reach the umbrella or excess layer of their coverage; the resolution or adjudication of some disputes pertaining to the amount of available coverage for asbestos claims in a manner inconsistent with The Hartford's previous assessment of these claims; the number and outcome of direct actions against The Hartford; and unanticipated developments pertaining to The Hartford's ability to recover reinsurance for asbestos and environmental claims. It is also not possible to predict changes in the legal and legislative environment and their impact on the future development of asbestos and environmental claims. Additionally, the reporting pattern for excess insurance and reinsurance claims is much longer than direct claims. In many instances, it takes months or years to determine that the customer's own obligations have been met and how the reinsurance in question may apply to such claims. The delay in reporting reinsurance claims and exposures adds to the uncertainty of estimating the related reserves.

Given the factors and emerging trends described above, The Hartford believes the actuarial tools and other techniques it employs to estimate the ultimate cost of claims for more traditional kinds of insurance exposure are less precise in estimating reserves for its asbestos and environmental exposures. The Hartford continually evaluates new information and new methodologies in assessing its potential asbestos exposures. At any time, The Hartford may be conducting an analysis of newly identified information. Completion of exposure analyses could cause The Hartford to change its estimates of its asbestos and environmental reserves and the effect of these changes could be material to the Company's consolidated operating results, financial condition and liquidity.

Reserve Activity

Reserves and reserve activity in the Other Operations segment are categorized and reported as asbestos, environmental or "all other" activity. The discussion below relates to reserves and reserve activity, net of applicable reinsurance.

There are a wide variety of claims that drive the reserves associated with asbestos, environmental and all other categories the Company has defined in Other Operations. Asbestos claims relate primarily to bodily injuries asserted by those who came in contact with asbestos or products containing asbestos. Environmental claims relate primarily to pollution and related clean-up costs. The all other category of reserves covers a wide range of insurance coverages, including liability for breast implants, blood products, construction defects and lead paint.

The Other Operations historic book of business contains policies written from the 1940s to 1992, with the majority of the business spanning the interval 1960 to 1990. The Hartford's experience has been that this book of business has over time produced significantly higher claims and losses than were contemplated at inception. The areas of active claim activity have also shifted based on changes in plaintiff focus and the overall litigation environment. A significant portion of the claim reserves of the Other Operations segment relates to exposure to the insurance businesses of other insurers or reinsurers ("whole account" exposure). Many of these whole account exposures arise from reinsurance agreements previously written by The Hartford. The Hartford's net exposure in these arrangements has increased for a variety of reasons including The Hartford's commutation of previous retrocessions of such business. Due to the reporting practices of cedants to their reinsurers, determination of the nature of the individual risks involved in these whole account exposures (such as asbestos, environmental, or other exposures) requires various assumptions and estimates, which are subject to uncertainty, as previously discussed.

Consistent with the Company's long-standing reserving practices, The Hartford will continue to regularly review and monitor these reserves and, where future developments indicate, make appropriate adjustments to the reserves. The loss reserving assumptions, drawn from both industry data and the Company's experience, have over time been applied to all of this business and have resulted in strengthening or weakening actions at various times over the past decade.

During 2001, the Company observed a decrease in newly reported environmental claims as well as favorable settlements with respect to certain existing environmental claims. Both observations were consistent with longer-term positive trends for environmental liabilities. In the same period, consistent with the reports of other insurers, The Hartford experienced an increase in the number of new asbestos claims by policyholders not previously identified as potentially significant claimants, including installers or handlers of asbestos-containing products. In addition, new classes of claims were beginning to arise whereby some policyholders were asserting that their asbestos-related claims fall within so-called "non-products" coverage contained within their policies rather than products hazard coverage and that the claimed non-products coverage was not subject to any aggregate limit. Also, as previously noted, The Hartford consolidated management and claims handling responsibility of all of its asbestos and environmental exposures within Other Operations in 2001. Based on a review of the environmental claim trends that was completed in the fourth quarter of 2001 under the supervision of the then newly consolidated management structure and in light of the further uncertainties posed by the foregoing asbestos trends, the Company reclassified $100 of environmental reserves to asbestos reserves.

During 2002, as part of the Company's ongoing monitoring of reserves, the Company reclassified $600 of reserves from the all other reserve category, of which $540 was reclassified to asbestos and $60 was reclassified to environmental claim reserves. The increase in reserves categorized as environmental of $60 (as contrasted with the $100 decrease in the fourth quarter of 2001) occurred because the reviews in each of the two periods employed actuarial techniques to analyze distinct and non-overlapping blocks of reserves and associated exposures. Facts and circumstances associated with each block determined the resulting changes in category. A portion of the 2002 reclassification relates to re-estimates of the appropriate allocation among the asbestos, environmental and all other categories of the aggregate reserves (net of reinsurance) carried for certain assumed reinsurance, commuted cessions and commuted retrocessions of whole account business. As part of the 2002 reclassification, The Hartford also revised formulas that it will use to allocate (among the asbestos, environmental and all other categories) future claim payments for which reinsurance arrangements were commuted and to allocate claim payments made to effect commutations. As a result of these revisions, payments categorized as asbestos and environmental exposures will be higher in future periods than in prior periods.

Approximately $390 of the $600 reclassification resulted from changes in the estimates of the proportions of certain of the Company's broad-based liability and assumed reinsurance reserves that would more appropriately be categorized as asbestos or environmental reserves. The change in allocation did not involve a change in The Hartford's estimated net liability with respect to the policies in question. Instead, the Company's estimate of what type of claims the insured would present against these liabilities changed. To give an example: when the Company writes a broad reinsurance contract for another insurer, it gives the insurer the right to submit a variety of different types of claims, up to a limit, against that policy. The Company establishes a reserve for that policy that considers the exposure for total incurred claims under that policy. Over time, the Company changes its view as to what type of claims may be presented, but its aggregate liability and appropriate reserve are less likely to change, particularly if the reserves are already at the limit payable under the policy.

The foregoing $390 reduction of the all other reserves was related to the Company's assessment of trends that suggested noteworthy changes in the claims made against these reserves. These trends indicated that the categories of claims presented were becoming better defined. In response to these noted trends, management decided to study whether sufficient information existed to change estimates of what portions of certain reserves were likely to be used for asbestos and environmental claims. This study was completed in the second quarter of 2002. On a net basis, it resulted in approximately $60 of reserves being categorized as likely to be associated with an environmental claim and approximately $330 as likely to be associated with an asbestos claim. This resulted in a reclassification of $390 of reserves previously categorized in the all other category to the asbestos and environmental reserves categories, respectively.

In the 2000 review of non-asbestos or non-environmental latent exposures, the Company noted that business written from 1986 to 1992 has produced less mass tort development over the ensuing 10-15 years than was the case for the business written from 1960 to 1986. At the time of this review, the Company developed an estimated actuarial range that indicated there could be a potential reserve deficiency but there was also a strong potential for reserve redundancy. At that time, the Company concluded that there was insufficient foundation to make a determination of redundancy and that to do so would be aggressive. In the second quarter 2002, The Hartford also completed a separate but related study of liabilities other than asbestos and environmental exposures in Other Operations. The study confirmed a continuation of the trends previously noted. It also produced a conservative end of the actuarial range indicating no material potential deficiency. With this new information, the Company felt sufficient foundation existed to estimate a redundancy of approximately $210 for reserves covering latent exposures in Other Operations other than asbestos and environmental.

While the Company was conducting the foregoing studies, the Company was also monitoring the continued adverse trends in the reporting and settlement of asbestos claims. In light of these trends, which management believed likely to continue, management decided to increase the Company's reserves for asbestos liability by approximately $210.

The following table presents reserve activity, inclusive of estimates for both reported and incurred but not reported claims, net of reinsurance, for Other Operations, categorized by asbestos, environmental and all other claims, for the years ended December 31, 2002, 2001 and 2000. Also included are the remaining asbestos and environmental exposures of North American.

Other Operations Claims and Claim Adjustment Expenses

	Asbestos	Environmental	All Other	Total
2002				
Beginning liability—net	$ 616	$ 654	$ 1,591	$ 2,861
Claims and claim adjustment expenses incurred	88	(11)	89	166
Claims and claim adjustment expenses paid	(126)	(112)	(137)	(375)
Transfer of international lines of Reinsurance [1]	—	—	300	300
Other [2]	540	60	(600)	—
Ending liability—net [3][4]	$ 1,118	$ 591	$ 1,243	$ 2,952
2001				
Beginning liability—net [5]	$ 572	$ 911	$ 1,753	$ 3,236
Claims and claim adjustment expenses incurred	28	15	116	159
Claims and claim adjustment expenses paid	(84)	(172)	(176)	(432)
Other [2][6]	100	(100)	(102)	(102)
Ending liability—net [3][4]	$ 616	$ 654	$ 1,591	$ 2,861
2000				
Beginning liability—net [5]	$ 625	$ 995	$ 1,976	$ 3,596
Claims and claim adjustment expenses incurred	8	8	368	384
Claims and claim adjustment expenses paid	(61)	(92)	(430)	(583)
Other [6]	—	—	(161)	(161)
Ending liability—net [3][4]	$ 572	$ 911	$ 1,753	$ 3,236

[1] Represents the January 1, 2002 transfer of reserves from the exited international reinsurance business from the Reinsurance segment to Other Operations.
[2] The nature of these reallocations is described in the preceding discussions.
[3] Ending liabilities include reserves for asbestos, environmental and all other reported in North American Property & Casualty of $13, $4 and $0, respectively, as of December 31, 2002, $6, $32 and $0, respectively, as of December 31, 2001, and $236, $430 and $67, respectively as of December 31, 2000.
[4] Gross of reinsurance, reserves for asbestos and environmental were $1,994, and $682, respectively, as of December 31, 2002, $1,633 and $919, respectively, as of December 31, 2001 and $1,506 and $1,483, respectively, as of December 31, 2000.
[5] The net beginning liability has been adjusted to reflect the North American liabilities subject to the fourth quarter 2001 intercompany reinsurance cession, primarily related to asbestos and environmental reserves, from the Specialty Commercial segment to Other Operations. Also, excludes reserves of Property & Casualty's international businesses.
[6] Includes the net effect of the sale of international subsidiaries.

In comparing environmental claims and claim adjustment expenses paid from year to year, 2001 includes $56 of payments resulting from a global commutation where settlement was reached on both assumed and ceded reinsurance involvements. The trend in all other paid losses, when adjusted for the 2002 inclusion of HartRe international paids of $62, continues to decline year to year. Trends in asbestos paids and incurreds are addressed in the paragraphs preceding the table. The $11 negative incurred of environmental reserve development in 2002 is the result of continued favorable trends in environmental claims, as previously discussed.

The Company manages its asbestos and environmental claims in three distinct categories of coverage types as reported in the following table. Direct policies include insurance policies issued to customers providing either primary coverage or excess of loss coverage over either The Hartford's own primary policies or the primary policies of other insurance companies. Assumed Reinsurance includes both "treaty" reinsurance (covering broad categories of claims or blocks of business) and "facultative" reinsurance (covering specific risks or individual policies of primary or excess insurance companies). London Market business includes the business written by one or more subsidiaries in the United Kingdom, which are no longer active in the insurance or reinsurance business. Such business includes both direct insurance and contracts of assumed reinsurance.

Exposures on direct policies are the easiest to identify because specific policies can be associated with specific accounts and reserves established, where appropriate, for claims presented. Over the last three years, including the current reporting period, the Company experienced a reduction in newly reported environmental claims on Direct business, and actual claim payments have been made at levels within the Company's previously established provisions for loss. However, with respect to asbestos claims, the Company experienced a variety of negative trends, including: increasing number of policyholders making claims, an apparent increase in the number of claimants under such policies and an accelerated rate of policyholder bankruptcies. The combination of such events has the total value of potential claims higher into the excess layers of the Company's policies and into later years of coverage than had been expected.

Assumed Reinsurance claims (treaty and facultative) related to asbestos and environmental exposures continue to be reported by customers years after the expiration of their contracts with the Company. The reports the Company has received during 2002 are largely related to asbestos and environmental claims and reflect the same trends as those of the Direct policies, as previously discussed.

The asbestos and environmental liability components of the London Market book of business consist of both direct policies of insurance and contracts of assumed reinsurance. As a participant in the London Market (comprised of both Lloyd's of London and London Company Markets), the Company wrote business on a subscription basis, with the Company's involvement being limited to a relatively small percentage of a total contract placement. Claims are reported, via a broker, to the "lead" underwriter and, once agreed to, are presented to the following markets for concurrence. This reporting and claim agreement process makes estimating liabilities for this business the most uncertain of the three categories of claims (Direct, Assumed - Domestic and London Market).

Over the last three years, The Hartford has been experiencing lower than previously expected claim activity with respect to claims classified as environmental. During the last two years, The Hartford has been experiencing higher than previously expected claim activity with respect to claims classified as asbestos. The increase in both the number of claims being submitted and the number of customer bankruptcies, being driven by asbestos related issues, have accelerated over the last year. The following table sets forth, for the three years ended December 31, 2002, paid and incurred loss activity by the three categories of claims for asbestos and environmental. The table shows that in this time frame asbestos payments and incurred losses have been increasing, while environmental activity generally has been improving.

Paid and Incurred Loss and Loss Adjustment Expense ("LAE") Development—Asbestos and Environmental

	Asbestos		Environmental	
	Paid Loss & LAE	Incurred Loss & LAE	Paid Loss & LAE	Incurred Loss & LAE
2002				
Gross				
Direct	$ 212	$ 559	$ 124	$ (9)
Assumed—Domestic	66	89	15	(39)
London Market	35	26	24	(26)
Total	313	674	163	(74)
Ceded	(187)	(46)	(51)	123
Net	$ 126	$ 628	$ 112	$ 49
2001				
Gross				
Direct	$ 173	$ 329	$ 148	$(247)
Assumed—Domestic	61	63	68	(65)
London Market	31	—	36	—
Total	265	392	252	(312)
Ceded	(181)	(264)	(80)	227
Net	$ 84	$ 128	$ 172	$ (85)
2000				
Gross				
Direct	$ 181	$ 163	$ 92	$ 15
Assumed—Domestic	25	35	15	—
London Market	21	1	34	—
Total	227	199	141	15
Ceded	(166)	(191)	(49)	(7)
Net	$ 61	$ 8	$ 92	$ 8

Outlook

As previously noted, The Hartford reviews various components of its asbestos and environmental reserves on a periodic basis. Given the continuing adverse development experienced by The Hartford, as well as the negative trends that the insurance industry as a whole has recently seen with respect to asbestos, it was determined that a more in-depth and comprehensive review was necessary. In January 2003, The Hartford announced a comprehensive ground-up study of its asbestos related exposures, and expects the study to be completed by the second quarter 2003. This study will accomplish three objectives: (1) provide a ground-up framework to evaluate the Company's overall asbestos exposure, (2) accumulate the detailed information necessary to provide even more detailed disclosures of the components of asbestos reserves, and (3) evaluate the Company's exposures in relation to current reserve levels.

Investments

General

The Hartford's investment portfolios are divided between Life and Property & Casualty. The investment portfolios are managed based on the underlying characteristics and nature of each operation's respective liabilities and within established risk parameters. (For a further discussion of The Hartford's approach to managing risks, see the Capital Markets Risk Management section.)

The investment portfolios of Life and Property & Casualty are managed by Hartford Investment Management Company ("HIMCO"), a wholly-owned subsidiary of The Hartford. HIMCO is responsible for monitoring and managing the asset/liability profile, establishing investment objectives and guidelines and determining, within specified risk tolerances and investment guidelines, the appropriate asset allocation, duration, convexity and other characteristics of the portfolios. Security selection and monitoring are performed by asset class specialists working within dedicated portfolio management teams.

Return on general account invested assets is an important element of The Hartford's financial results. Significant fluctuations in the fixed income or equity markets could weaken the Company's financial condition or its results of operations. Net investment income and net realized capital gains and losses accounted for approximately 16%, 17% and 19% of the Company's consolidated revenues for the years ended December 31, 2002, 2001 and 2000, respectively.

Fluctuations in interest rates affect the Company's return on, and the fair value of, fixed maturity investments, which comprised approximately 90% and 86% of the fair value of its invested assets as of December 31, 2002 and 2001, respectively. Other events beyond the Company's control could also adversely impact the fair value of these investments. Specifically, a downgrade of an issuer's credit rating or default of payment by an issuer could reduce the Company's investment return.

The Company also invests in unaffiliated limited partnership arrangements in order to further diversify its investment portfolio. These limited partnerships represent approximately 2% and 3% of the fair value of its invested assets as of December 31, 2002 and 2001, respectively. Limited partnerships are typically less liquid than direct investments in fixed income or equity investments. Market volatility and other factors beyond the Company's control can adversely affect the value of these investments. Because the Company is a limited partner, its ability to control the timing or the realization of the related investment income is restricted.

A decrease in the fair value of any investment that is deemed other than temporary would result in the Company's recognition of a realized loss in its financial results prior to the actual sale of the investment. (For a further discussion, see the Company's discussion of evaluation of other than temporary impairment in Critical Accounting Estimates under "Valuation of Investments and Derivative Instruments".)

Life

The primary investment objective of Life's general account is to maximize after-tax returns consistent with acceptable risk parameters, including the management of the interest rate sensitivity of invested assets and the generation of sufficient liquidity relative to that of corporate and policyholder obligations, as discussed in the Capital Markets Risk Management section under "Market Risk—Life—Interest Rate Risk".

The weighted average duration of the fixed maturity portfolio was 4.8 and 4.9 as of December 31, 2002 and 2001, respectively. Duration is defined as the approximate percentage change in market price of the portfolio for a 100 basis point change in interest rates. For example, if interest rates increased by 100 basis points, the fair value of the portfolio would be expected to decrease by approximately 4.8% and 4.9% as of December 31, 2002 and 2001, respectively. The following table identifies the invested assets by type held in the general account as of December 31, 2002 and 2001.

Composition of Invested Assets

	2002		2001	
	Amount	Percent	Amount	Percent
Fixed maturities, at fair value	$ 29,377	86.7%	$ 23,301	82.1%
Equity securities, at fair value	458	1.3%	428	1.5%
Policy loans, at outstanding balance	2,934	8.7%	3,317	11.7%
Limited partnerships, at fair value	519	1.5%	811	2.9%
Other investments	603	1.8%	520	1.8%
Total investments	$ 33,891	100.0%	$ 28,377	100.0%

During 2002, fixed maturity investments increased 26% primarily due to increased operating cash flows, transfers into the general account from the variable annuity separate account and an increase in fair value due to a lower interest rate environment. Limited partnerships decreased $292, or 36%, due to redemptions and a decision to reallocate funds to other asset classes.

The following table identifies, by type, the fixed maturity securities held in the general account as of December 31, 2002 and 2001.

Fixed Maturities by Type

	2002		2001	
	Fair Value	Percent	Fair Value	Percent
Corporate	$ 14,596	49.7%	$ 11,419	49.0%
Commercial mortgage-backed securities (CMBS)	4,234	14.4%	3,029	13.0%
Asset-backed securities (ABS)	3,954	13.5%	3,427	14.7%
Municipal—tax-exempt	2,000	6.8%	1,565	6.7%
Mortgage-backed securities (MBS)—agency	1,851	6.3%	981	4.2%
Collateralized mortgage obligations (CMO)	691	2.4%	767	3.3%
Government/Government agencies—Foreign	526	1.8%	390	1.7%
Government/Government agencies—United States	360	1.2%	374	1.6%
Municipal—taxable	31	0.1%	47	0.2%
Short-term	1,100	3.7%	1,245	5.3%
Redeemable preferred stock	34	0.1%	57	0.3%
Total fixed maturities	$ 29,377	100.0%	$ 23,301	100.0%

There were no material changes in asset allocation during 2002 and 2001.

As of December 31, 2002 and 2001, 18% and 21%, respectively, of Life's fixed maturities were invested in private placement securities (including 11% and 12% of Rule 144A offerings as of December 31, 2002 and 2001, respectively). Private placement securities are generally less liquid than public securities. However, private placements generally have covenants designed to compensate for liquidity risk. Most of the private placement securities in the Life operation's portfolio are rated by nationally recognized rating agencies. (For further discussion of the Company's investment credit policies, see the Capital Markets Risk Management section under "Credit Risk".)

Investment Results

The following table summarizes Life's investment results.

(before-tax)	2002	2001	2000
Net investment income — excluding policy loan income	$ 1,604	$ 1,472	$ 1,284
Policy loan income	254	307	308
Net investment income — total	$ 1,858	$ 1,779	$ 1,592
Yield on average invested assets [1]	6.2%	7.0%	7.0%
Net realized capital losses	$ (317)	$ (133)	$ (88)

[1] Represents net investment income (excluding net realized capital losses) divided by average invested assets at cost (fixed maturities at amortized cost).

2002 Compared to 2001—Net investment income, excluding policy loan income, increased $132, or 9%. The increase was primarily due to income earned on the previously discussed higher invested asset base partially offset by $36 lower income on limited partnerships and the impact of lower interest rates on new investment purchases. Yields on average invested assets decreased as a result of lower rates on new investment purchases, decreased policy loan income and decreased income on limited partnerships.

Included in 2002 net realized capital losses were write-downs for other than temporary impairments on primarily corporate and asset-backed fixed maturities of $363. Write-downs on corporate fixed maturities totaled $185 and included impairments in the communications and technology sector of $142 (including a $74 loss related to securities issued by WorldCom Corporation) and the utilities sector of $32. Write-downs on asset-backed securities totaled $167 and included impairments of securities backed by aircraft lease receivables of $73, corporate debt of $35, manufactured housing receivables of $16, mutual fund fee receivables of $16 and on various other asset-backed securities totaling $27. Also included in 2002 net realized capital losses were write-downs for other than temporary impairments on equity securities of $17. These losses were partially offset by gains from the sale of fixed maturity securities.

2001 Compared to 2000—Net investment income, excluding policy loan income, increased $188, or 15%. The increase was primarily due to income earned on the higher asset base of fixed maturity investments, partially offset by lower yields on fixed maturities in the third and fourth quarters of 2001. Yields on overall average invested assets were flat.

Included in 2001 net realized capital losses were write-downs for other than temporary impairments on primarily corporate and asset-backed fixed maturities of $105. Write-downs on corporate securities totaled $63 and included impairments in the utilities sector of $37 and the communications and technology sector of $17. Write-downs on corporate fixed maturities in the utilities sector were on securities issued by Enron Corporation. Write-downs on asset-backed securities totaled $31 and included impairments of securities backed by corporate debt of $14 and on various other asset-backed securities totaling $17. Also included in net realized capital losses is a $35 loss recognized on the sale of the Company's interest in an Argentine insurance joint venture, in addition to losses associated with the credit deterioration of certain investments in which the Company has an indirect economic interest. These losses were partially offset by gains from the sale of fixed maturities.

Separate Account Products

Separate account products are those for which a separate investment and liability account is maintained on behalf of the policyholder. The Company's separate accounts reflect two categories of risk assumption: non-guaranteed separate accounts totaling $95.6 billion and $104.6 billion as of December 31, 2002 and 2001, respectively, wherein the policyholder assumes substantially all the risk and reward; and guaranteed separate accounts totaling $11.5 billion and $10.1 billion as of December 31, 2002 and 2001, respectively, wherein The Hartford contractually guarantees either a minimum return or the account value to the policyholder. Guaranteed separate account products primarily consist of modified guaranteed individual annuities and modified guaranteed life insurance and generally include market value adjustment features and surrender charges to mitigate the risk of disintermediation. The primary investment objective of guaranteed separate accounts is to maximize after-tax returns consistent with acceptable risk parameters, including the management of the interest rate sensitivity of invested assets relative to that of policyholder obligations, as discussed in the Capital Markets Risk Management section under "Market Risk–Life–Interest Rate Risk."

Investment objectives for non-guaranteed separate accounts vary by fund account type, as outlined in the applicable fund prospectus or separate account plan of operations. Non-guaranteed separate account products include variable annuities, variable life insurance contracts and variable COLI.

Property & Casualty

The investment objective for the majority of Property & Casualty is to maximize economic value while generating after-tax income and sufficient liquidity to meet corporate and policyholder obligations. For Property & Casualty's Other Operations segment, the investment objective is to ensure the full and timely payment of all liabilities. Property & Casualty's investment strategies are developed based on a variety of factors including business needs, regulatory requirements and tax considerations.

The weighted average duration of the fixed maturity portfolio was 4.7 as of December 31, 2002 and 2001. Duration is defined as the approximate percentage change in the market value of the portfolio for a 100 basis point change in interest rates. For example, if interest rates increased by 100 basis points, the fair value of the portfolio would be expected to decrease by approximately 4.7%. The following table identifies the invested assets by type held as of December 31, 2002 and 2001.

Composition of Invested Assets

	2002		2001	
	Amount	Percent	Amount	Percent
Fixed maturities, at fair value	$ 19,446	94.5%	$ 16,742	91.5%
Equity securities, at fair value	459	2.2%	921	5.0%
Limited partnerships, at fair value	362	1.8%	561	3.0%
Other investments	306	1.5%	85	0.5%
Total investments	$ 20,573	100.0%	$ 18,309	100.0%

During 2002, fixed maturity investments increased 16% due to the investment of increased operating cash flows and an increase in fair value due to a lower interest rate environment. Total equity securities decreased 50% primarily due to the sale of foreign and domestic equity holdings and declines in domestic equity market values. Limited partnerships decreased $199, or 35%, due to redemptions. Other investments increased due to the purchase of a corporate owned life insurance contract and increased investment in mortgage loans.

The following table identifies, by type, the fixed maturity securities held as of December 31, 2002 and 2001.

Fixed Maturities by Type

	2002		2001	
	Fair Value	Percent	Fair Value	Percent
Municipal—tax-exempt	$ 8,846	45.5%	$ 8,401	50.2%
Corporate	5,459	28.0%	4,179	25.0%
Commercial mortgage-backed securities (CMBS)	1,573	8.1%	1,145	6.8%
Asset-backed securities (ABS)	731	3.8%	717	4.3%
Government/Government agencies—Foreign	1,088	5.6%	613	3.6%
Mortgage-backed securities (MBS)—agency	522	2.7%	381	2.3%
Government/Government agencies—United States	124	0.6%	201	1.2%
Collateralized mortgage obligations (CMO)	49	0.3%	97	0.6%
Municipal—taxable	52	0.3%	47	0.3%
Short-term	934	4.8%	862	5.1%
Redeemable preferred stock	68	0.3%	99	0.6%
Total fixed maturities	$ 19,446	100.0%	$ 16,742	100.0%

There were no material changes in asset allocation during 2002 and 2001.

Investment Results

The following table below summarizes Property & Casualty's investment results.

	2002	2001	2000
Net investment income, before-tax	$ 1,075	$ 1,053	$ 1,072
Net investment income, after-tax [1]	$ 833	$ 819	$ 836
Yield on average invested assets, before-tax [2]	5.8%	6.1%	6.2%
Yield on average invested assets, after-tax [1][2]	4.5%	4.7%	4.9%
Net realized capital gains (losses), before-tax	$ (83)	$ (103)	$ 234

[1] Due to the significant holdings in tax-exempt investments, after-tax net investment income and yield are included.

[2] Represents net investment income (losses) (excluding net realized capital gains (losses)) divided by average invested assets at cost (fixed maturities at amortized cost).

2002 Compared to 2001—Both before- and after-tax net investment income increased 2% compared to the prior year as increased operating cash flow resulted in higher investment income on the higher invested asset base. Yields on average invested assets declined due to the lower interest rate environment.

Net realized capital losses were $83 compared to $103 for the prior year. Included in 2002 net realized capital losses were write-downs for other than temporary impairments on primarily corporate and asset-backed fixed maturities of $152. Write-downs on corporate securities totaled $109 (including a $36 loss related to securities issued by WorldCom Corporation) and included impairments in the communications and technology sector of $91 and the utilities sector of $11. Write-downs on asset-backed securities totaled $40 and included impairments of securities backed by corporate debt of $12, aircraft lease receivables of $11, manufactured housing receivables of $8 and on various other asset-backed securities totaling $9. Also included in 2002 net realized capital losses were write-downs for other than temporary impairments on equity securities of $47. These losses were partially offset by gains from the sale of fixed maturity and equity securities.

2001 Compared to 2000—Both before- and after-tax net investment income decreased 2% compared to the prior year. The decreases were primarily due to a reduction in investment income resulting from the sales of Zwolsche and Hartford Seguros, partially offset by higher income on taxable fixed maturities in the North American Property & Casualty operations. Yields on average invested assets declined slightly due to the lower interest rate environment.

Net realized capital losses were $103 compared to net realized capital gains of $234 for the prior year. The 2001 net realized capital losses included write-downs for other than temporary impairments on primarily corporate and asset-backed fixed maturities of $61. Write-downs on corporate securities totaled $39 and included impairments in the communications sector of $17 and the utilities sector of $16. Write-downs on corporate fixed maturities in the utilities sector were all on securities issued by Enron Corporation. Write-downs on asset-backed securities totaled $22 and included impairments of securities backed by corporate debt of $9 and on various other asset-backed securities totaling $13. The 2001 net realized capital losses also included write-downs for other than temporary impairments of $30 on equities and other invested assets. An additional $7 of losses were sustained on sales of Enron Corporation common stock. Also included in 2001 net realized capital losses were losses generated from the sales of international subsidiaries of $54, in addition to losses associated with the credit deterioration of certain investments in which the Company has an indirect economic interest. These losses were partially offset by gains from the sale of fixed maturities.

Corporate

As of December 31, 2002 and 2001 Corporate held $66 and $3, respectively, of short-term fixed maturity investments. These investments earned $2 of income in 2002.

In connection with The HLI Repurchase, the carrying value of the purchased fixed maturity security investments was adjusted to fair market value as of the date of the repurchase. This adjustment was reported in Corporate. The amortization of the adjustment to the fixed maturity security investments' carrying values is reported in Corporate's net investment income. The total amount of before-tax amortization for the years ended December 31, 2002 and 2001 was $18.

Capital Markets Risk Management

The Hartford has a disciplined approach to managing risks associated with its capital markets and asset/liability management activities. Investment portfolio management is organized to focus investment management expertise on specific classes of investments, while asset/liability management is the responsibility of dedicated risk management units supporting Life, including guaranteed separate accounts, and Property & Casualty operations. Derivative instruments are utilized in compliance with established Company policy and regulatory requirements and are monitored internally and reviewed by senior management.

The Company is exposed to two primary sources of investment and asset/liability management risk: credit risk, relating to the uncertainty associated with the ability of an obligor or counterparty to make timely payments of principal and/or interest, and market risk, relating to the market price and/or cash flow variability associated with changes in interest rates, securities prices, market indices, yield curves or currency exchange rates. The Company does not hold any financial instruments purchased for trading purposes.

Credit Risk

The Hartford has established investment credit policies that focus on the credit quality of obligors and counterparties, limit credit concentrations, encourage diversification and require frequent creditworthiness reviews. Investment activity, including setting of policy and defining acceptable risk levels, is subject to regular review and approval by senior management and by the Company's Finance Committee of the Board of Directors.

The Company invests primarily in securities which are rated investment grade and has established exposure limits, diversification standards and review procedures for all credit risks including borrower, issuer and counterparty. Creditworthiness of specific obligors is determined by an internal credit evaluation supplemented by consideration of external determinants of creditworthiness, typically ratings assigned by nationally recognized ratings agencies. Obligor, asset sector and industry concentrations are subject to established limits and monitored on a regular basis.

The Hartford is not exposed to any credit concentration risk of a single issuer greater than 10% of the Company's stockholders' equity.

Derivative Instruments

The Company's derivative counterparty exposure policy establishes market-based credit limits, favors long-term financial stability and creditworthiness and typically requires credit enhancement/credit risk reducing agreements. Credit risk is measured as the amount owed to the Company based on current market conditions and potential payment obligations between the Company and its counterparties. Credit exposures are generally quantified weekly and netted, and collateral is pledged to and held by, or on behalf of, the Company to the extent the current value of derivatives exceeds exposure policy thresholds.

The Company periodically enters into swap agreements in which the Company assumes credit exposure from a single entity, referenced index or asset pool. Total return swaps involve the periodic exchange of payments with other parties, at specified intervals, calculated using the agreed upon index and notional principal amounts. Generally, no cash or principal payments are exchanged at the inception of the contract. Typically, at the time a swap is entered into, the cash flow streams exchanged by the counterparties are equal in value.

Credit default swaps involve a transfer of credit risk from one party to another in exchange for periodic payments. One party to the contract will make a payment based on an agreed upon rate and a notional amount. The second party, who assumes credit exposures, will only make a payment when there is a credit event, and such payment will be equal to the notional value of the swap contract, and in return, the second party will receive the debt obligation of the first party. A credit event is generally defined as default on contractually obligated interest or principal payment or restructure.

As of December 31, 2002 and 2001 the notional value of total return and credit default swaps totaled $1.0 billion and $686, respectively, and the swap fair value totaled $(78) and $(105), respectively.

The following tables identify fixed maturity securities for Life, including guaranteed separate accounts, and Property & Casualty by credit quality. The ratings referenced in the tables are based on the ratings of a nationally recognized rating organization or, if not rated, assigned based on the Company's internal analysis of such securities. In addition, an aging of the gross unrealized loss position is presented for fixed maturity and equity securities.

Life

As of December 31, 2002 and 2001, over 94% and 96%, respectively, of the fixed maturity portfolio was invested in securities rated investment grade (BBB and above). During 2002, the percentage of BB and below rated fixed maturity investments increased due to increased downgrades of corporate and asset-backed securities.

Fixed Maturities by Credit Quality

	2002			2001		
	Amortized Cost	Fair Value	Percent of Total Fair Value	Amortized Cost	Fair Value	Percent of Total Fair Value
United States Government/ Government agencies	$ 3,596	$ 3,737	9.2%	$ 2,573	$ 2,639	8.0%
AAA	6,519	6,960	17.2%	4,915	5,070	15.3%
AA	4,161	4,396	10.9%	3,570	3,644	11.0%
A	11,745	12,467	30.8%	11,330	11,528	34.8%
BBB	9,211	9,665	23.9%	7,611	7,644	23.1%
BB & below	2,148	2,084	5.2%	1,214	1,148	3.4%
Short-term	1,153	1,153	2.8%	1,470	1,470	4.4%
Total fixed maturities	$ 38,533	$ 40,462	100.0%	$ 32,683	$ 33,143	100.0%
Total general account fixed maturities	27,982	29,377	72.6%	23,010	23,301	70.3%
Total guaranteed separate account fixed maturities	10,551	11,085	27.4%	9,673	9,842	29.7%

The Company's total and below investment grade ("BIG") fixed maturity and equity securities held as of December 31, 2002 and 2001 that were in an unrealized loss position are presented in the tables below by length of time the security was in an unrealized loss position.

Unrealized Loss Aging at December 31, 2002

	Total Securities			BIG and Equity Securities		
	Amortized Cost	Fair Value	Unrealized Loss	Amortized Cost	Fair Value	Unrealized Loss
Three months or less	$ 1,532	$ 1,459	$ (73)	$ 162	$ 130	$ (32)
Greater than three months to six months	1,294	1,239	(55)	208	185	(23)
Greater than six months to nine months	568	508	(60)	175	145	(30)
Greater than nine months to twelve months	1,334	1,264	(70)	330	293	(37)
Greater than twelve months	2,135	1,927	(208)	501	431	(70)
Total	$ 6,863	$ 6,397	$(466)	$ 1,376	$ 1,184	$ (192)

The total securities that were in an unrealized loss position for longer than six months as of December 31, 2002 primarily consisted of corporate and asset-backed securities. The significant corporate security industry sectors of banking and financial services, utilities, technology and communications and airlines comprised 20%, 13%, 13% and 3%, respectively, of the greater than six months unrealized loss amount. Asset-backed securities comprised 33% of the greater than six month unrealized loss amount and included securities backed by corporate debt, aircraft lease receivables and credit card receivables. At December 31, 2002, the Company held no securities of a single issuer that were at an unrealized loss in excess of 4% of total unrealized losses. The total unrealized loss position of $(466) consisted of $(344) in general account losses and $(122) in guaranteed separate account losses.

The BIG and equity securities that were in an unrealized loss position for longer than six months as of December 31, 2002 primarily consisted of corporate securities in the technology and communications and utilities sectors as well as asset-backed securities backed by corporate debt, equipment loans and credit card receivables. The technology and communications and utilities sectors along with diversified equity mutual funds and asset-backed securities comprised 26%, 22%, 18% and 15%, respectively, of the BIG and equity securities that were in an unrealized loss position for greater than six months at December 31, 2002. The total unrealized loss position of BIG and equity securities of $(192) consisted of $(157) in general account losses and $(35) in guaranteed separate account losses.

Unrealized Loss Aging at December 31, 2001

	Total Securities			BIG and Equity Securities		
	Amortized Cost	Fair Value	Unrealized Loss	Amortized Cost	Fair Value	Unrealized Loss
Three months or less	$ 5,075	$ 4,932	$ (143)	$ 269	$ 242	$ (27)
Greater than three months to six months	755	686	(69)	99	77	(22)
Greater than six months to nine months	487	464	(23)	63	58	(5)
Greater than nine months to twelve months	2,128	2,051	(77)	245	217	(28)
Greater than twelve months	2,113	1,949	(164)	323	277	(46)
Total	$ 10,558	$ 10,082	$ (476)	$ 999	$ 871	$ (128)

The total securities that were in an unrealized loss position for longer than six months as of December 31, 2001 primarily consisted of corporate and asset-backed securities. The significant corporate security industry sectors that were in an unrealized loss position for greater than six months included banking and financial services of 22%. The communications and technology, utilities and petroleum sectors comprised 13%, 12% and 4%, respectively of the total securities that were in an unrealized loss position for greater than six months at December 31, 2001. Asset-backed securities comprised 19% of the greater than six month unrealized loss amount, and included securities backed by corporate debt, franchise loans, aircraft lease receivables, credit card receivables, and manufactured housing receivables. At December 31, 2001, the Company held no securities of a single issuer that were at an unrealized loss in excess of 3% of total unrealized losses. The total unrealized loss position of $(476) consisted of $(370) in general account losses and $(106) in guaranteed separate account losses.

The BIG and equity securities that were in an unrealized loss position for longer than six months as of December 31, 2001 primarily consisted of corporate securities in the utilities and technology and communications sectors as well as asset-backed securities backed primarily by manufactured housing receivables, corporate debt and equipment lease receivables. Diversified equity mutual funds, asset-backed securities, technology and communications sector securities and utilities sector securities comprised 28%, 21%, 18% and 14%, respectively, of the BIG securities in an unrealized loss position for greater than six months at December 31, 2001. The total unrealized loss position of BIG and equity securities of $(128) consisted of $(90) in general account losses and $(38) in guaranteed separate account losses.

As part of the Company's ongoing monitoring process by a committee of investment and accounting professionals, the Company has reviewed these securities and concluded that there were no additional other than temporary impairments as of December 31, 2002 and 2001. Due to the issuers' continued satisfaction of the securities' obligations in accordance with their contractual terms and their continued expectation to do so, as well as the evaluation of the fundamentals of the issuers' financial condition, the Company believes that the prices of the securities in the sectors identified above, were temporarily depressed primarily as a result of a market dislocation and generally poor cyclical economic conditions and sentiment. (See the Critical Accounting Estimates section in the MD&A for the factors considered in evaluating other than temporary impairments.)

The evaluation for other than temporary impairments is a quantitative and qualitative process, which is subject to risks and uncertainties in the determination of whether declines in the fair value of investments are other than temporary. The risks and uncertainties include changes in general economic conditions, the issuer's financial condition or near term recovery prospects and the effects of changes in interest rates. In addition, for securitized financial assets with contractual cash flows (e.g. asset-backed securities), projections of expected future cash flows may change based upon new information regarding the performance of the underlying collateral.

Property & Casualty

As of December 31, 2002 and 2001, over 94% of the fixed maturity portfolio was invested in securities rated investment grade. During 2002, the percentage of BB and below rated fixed maturity investments increased due to increased downgrades of corporate and asset-backed securities.

Fixed Maturities by Credit Quality

	2002			2001		
	Amortized Cost	Fair Value	Percent of Total Fair Value	Amortized Cost	Fair Value	Percent of Total Fair Value
United States Government/ Government agencies	$ 638	$ 660	3.4%	$ 628	$ 639	3.8%
AAA	6,825	7,398	38.1%	5,888	6,160	36.8%
AA	3,146	3,388	17.4%	3,012	3,126	18.7%
A	3,337	3,567	18.3%	3,092	3,193	19.1%
BBB	2,320	2,456	12.6%	1,844	1,876	11.2%
BB & below	1,035	1,043	5.4%	880	886	5.3%
Short-term	934	934	4.8%	862	862	5.1%
Total fixed maturities	$ 18,235	$ 19,446	100.0%	$ 16,206	$ 16,742	100.0%

The total and BIG fixed maturity and equity securities held as of December 31, 2002 and 2001 that were in an unrealized loss position are presented in the tables below by length of time the security was in an unrealized loss position.

Unrealized Loss Aging at December 31, 2002

	Total Securities			BIG and Equity Securities		
	Amortized Cost	Fair Value	Unrealized Loss	Amortized Cost	Fair Value	Unrealized Loss
Three months or less	$ 510	$ 490	$ (20)	$ 112	$ 99	$ (13)
Greater than three months to six months	248	224	(24)	100	82	(18)
Greater than six months to nine months	135	103	(32)	91	68	(23)
Greater than nine months to 12 months	486	455	(31)	246	222	(24)
Greater than 12 months	216	176	(40)	109	86	(23)
Total	$ 1,595	$ 1,448	$(147)	$ 658	$ 557	$(101)

The total securities that were in an unrealized loss position for longer than six months as of December 31, 2002 primarily consisted of corporate and asset-backed securities. The significant corporate security industry sectors of technology and communications, banking and financial services, utilities and airlines comprised 22%, 8%, 12% and 6%, respectively, of the greater than six months unrealized loss amount. Asset-backed securities comprised 17% of the greater than six month unrealized loss amount and include securities backed by corporate debt, aircraft lease receivables, home equity loans and credit card receivables. At December 31, 2002, the Company held no securities of a single issuer that were at an unrealized loss in excess of 6% of total unrealized losses.

The BIG and equity securities that were in an unrealized loss position for longer than six months as of December 31, 2002 primarily consisted of corporate securities in the technology and communications and utilities sectors as well as asset-backed securities backed by corporate debt and aircraft lease receivables. The technology and communications, utilities and airline sectors along with the asset-backed securities comprised 33%, 14%, 6% and 4%, respectively, of the BIG and equity securities that were in an unrealized loss position for greater than six months at December 31, 2002.

Unrealized Loss Aging at December 31, 2001

	Total Securities			BIG and Equity Securities		
	Amortized Cost	Fair Value	Unrealized Loss	Amortized Cost	Fair Value	Unrealized Loss
Three months or less	$ 1,879	$ 1,829	$ (50)	$ 182	$ 164	$ (18)
Greater than three months to six months	261	218	(43)	140	103	(37)
Greater than six months to nine months	89	74	(15)	57	46	(11)
Greater than nine months to 12 months	853	784	(69)	343	286	(57)
Greater than 12 months	311	264	(47)	72	49	(23)
Total	$ 3,393	$ 3,169	$ (224)	$ 794	$ 648	$ (146)

The total securities that were in an unrealized loss position for longer than six months as of December 31, 2001 primarily consisted of corporate and asset-backed securities. The significant corporate security industry sectors of communications and technology, utilities and banking and financial services comprised 31%, 16% and 8%, respectively, of the greater than six months unrealized loss amount. Asset-backed securities comprised 14% of the greater than six month unrealized loss amount and included securities backed by corporate debt and manufactured housing receivables. The Company held no securities of a single issuer that were at an unrealized loss in excess of 3% of total unrealized losses at December 31, 2002.

The BIG and equity securities that were in an unrealized loss position for longer than six months as of December 31, 2001 primarily consisted of corporate securities in the utilities and technology and communications sectors as well as asset-backed securities backed by manufactured housing receivables, corporate debt and equipment lease receivables. The technology and communications, asset-backed, utilities and banking and financial services sector securities comprised 41%, 11%, 18% and 8%, respectively, of the BIG and equity securities that were in an unrealized loss position for greater than six months at December 31, 2001.

As part of the Company's ongoing monitoring process by a committee of investment and accounting professionals, the Company has reviewed these securities and concluded that there were no additional other than temporary impairments as of December 31, 2002 and 2001. Due to the issuers' continued satisfaction of the securities' obligations in accordance with their contractual terms and their continued expectation to do so, as well as the evaluation of the fundamentals of the issuers' financial condition, the Company believes that the prices of the securities in the sectors identified above, were temporarily depressed primarily as a result of a market dislocation and generally poor cyclical economic conditions and sentiment. (See the Critical Accounting Estimates section in the MD&A for the factors considered in evaluating other than temporary impairments.)

The evaluation for other than temporary impairments is a quantitative and qualitative process, which is subject to risks and uncertainties in the determination of whether declines in the fair value of investments are other than temporary. The risks and uncertainties include changes in general economic conditions, the issuer's financial condition or near term recovery prospects and the effects of changes in interest rates. In addition, for securitized financial assets with contractual cash flows (e.g. asset-backed securities), projections of expected future cash flows may change based upon new information regarding the performance of the underlying collateral pools.

Market Risk

The Hartford has material exposure to both interest rate and equity market risk. The Company analyzes interest rate risk using various models including multi-scenario cash flow projection models that forecast cash flows of the liabilities and their supporting investments, including derivative instruments.

The Hartford has several objectives in managing market risk associated with Life and Property & Casualty. Life is responsible for maximizing after-tax returns within acceptable risk parameters, including the management of the interest rate sensitivity of invested assets and the generation of sufficient liquidity to that of corporate and policyholder obligations. Life's fixed maturity portfolios have material market exposure to interest rate risk. Property & Casualty attempts to maximize economic value while generating appropriate after-tax income and sufficient liquidity to meet corporate and policyholder obligations. Property & Casualty has material exposure to interest rate and equity market risk. The Company continually monitors these exposures and makes portfolio adjustments to manage these risks within established limits.

Downward movement in market interest rates during 2002 resulted in a significant increase in the unrealized appreciation of the fixed maturity security portfolio from 2001. However, The Hartford's asset allocation and its exposure to market risk as of December 31, 2002 have not changed materially from its position at December 31, 2001.

The Company is subject to the risk of a change in financial condition due to the effect of interest rate and equity market fluctuations on the calculation of the Company's minimum pension liabilities. As discussed in the Capital Resources and Liquidity section, in the fourth quarter 2002, the Company recorded a minimum pension liability charge directly to stockholders' equity of $364, after-tax.

Derivative Instruments

The Hartford utilizes a variety of derivative instruments, including swaps, caps, floors, forwards and exchange traded futures and options, in compliance with Company policy and regulatory requirements in order to achieve one of four Company approved objectives: to hedge risk arising from interest rate, price or currency exchange rate volatility; to manage liquidity; to control transaction costs; or to enter into income enhancement and replication transactions.

Interest rate swaps involve the periodic exchange of payments with other parties, at specified intervals, calculated using the agreed upon rates and notional principal amounts. Generally, no cash or principal payments are exchanged at the inception of the contract. Typically, at the time a swap is entered into, the cash flow streams exchanged by the counterparties are equal in value.

Foreign currency swaps exchange an initial principal amount in two currencies, agreeing to re-exchange the currencies at a future date, at an agreed exchange rate. There is also periodic exchange of payments at specified intervals calculated using the agreed upon rates and exchanged principal amounts.

Interest rate cap and floor contracts entitle the purchaser to receive from the issuer at specified dates, the amount, if any, by which a specified market rate exceeds the cap strike rate or falls below the floor strike rate, applied to a notional principal amount. A premium payment is made by the purchaser of the contract at its inception, and no principal payments are exchanged.

Forward contracts are customized commitments to either purchase or sell designated financial instruments, at a future date, for a specified price and may be settled in cash or through delivery of the underlying instrument.

Financial futures are standardized commitments to either purchase or sell designated financial instruments, at a future date, for a specified price and may be settled in cash or through delivery of the underlying instrument. Futures contracts trade on organized exchanges. Margin requirements for futures are met by pledging securities, and changes in the futures' contract values are settled daily in cash.

Option contracts grant the purchaser, for a premium payment, the right to either purchase from or sell to the issuer a financial instrument at a specified price, within a specified period or on a stated date.

Derivative activities are monitored by an internal compliance unit, reviewed frequently by senior management and reported to the Finance Committee of the Board of Directors. The notional amounts of derivative contracts represent the basis upon which pay or receive amounts are calculated and are not reflective of credit risk. Notional amounts pertaining to derivative instruments used in the management of market risk for both general and guaranteed separate accounts at December 31, 2002 and 2001 totaled $13.2 billion and $10.5 billion, respectively.

The following discussions focus on the key market risk exposures within Life and Property & Casualty.

Life

Interest Rate Risk

Life's general account and guaranteed separate account exposure to interest rate risk relates to the market price and/or cash flow variability associated with changes in market interest rates. Changes in interest rates can potentially impact Life's profitability. In certain scenarios where interest rates are volatile, Life could be exposed to disintermediation risk and reduction in net interest rate spread or profit margins.

Life's general account and guaranteed separate account investment portfolios primarily consist of investment grade, fixed maturity securities, including corporate bonds, asset-backed securities, commercial mortgage-backed securities, tax-exempt municipal securities and collateralized mortgage obligations. The fair value of these and Life's other invested assets fluctuates depending on the interest rate environment and other general economic conditions. During periods of declining interest rates, paydowns on mortgage-backed securities and collateralized mortgage obligations increase as the underlying mortgages are prepaid. During such periods, the Company generally will not be able to reinvest the proceeds of any such prepayments at comparable yields. Conversely, during periods of rising interest rates, the rate of prepayments generally declines, exposing the Company to the possibility of asset/liability cash flow and yield mismatch. (For further discussion of the Company's risk management techniques to manage this market risk, see the "Asset and Liability Management Strategies Used to Manage Market Risk" discussed below.)

As described above, Life holds a significant fixed maturity portfolio that includes both fixed and variable rate securities. The following table reflects the principal amounts of Life's general and guaranteed separate accounts fixed and variable rate fixed maturity portfolios, along with the respective weighted average coupons by estimated maturity year at December 31, 2002. Comparative totals are included as of December 31, 2001. Expected maturities differ from contractual maturities due to call or prepayment provisions. The weighted average coupon ("WAC") on variable rate securities is based on spot rates as of December 31, 2002 and 2001, and is primarily based on London Interbank Offered Rate ("LIBOR"). Callable bonds and notes are distributed to either call dates or maturity, depending on which date produces the most conservative yield. Asset-backed securities, collateralized mortgage obligations and mortgage-backed securities are distributed based on estimates of the rate of future prepayments of principal over the remaining life of the securities. These estimates are developed using prepayment speeds provided in broker consensus data. Such estimates are derived from prepayment speeds previously experienced at the interest rate levels projected for the underlying collateral. Actual prepayment experience may vary from these estimates. Financial instruments with certain leverage features have been included in each of the fixed maturity categories. These instruments have not been separately displayed because they were immaterial to the Life investment portfolio.

	2003	2004	2005	2006	2007	Thereafter	2002 Total	2001 Total
Callable Bonds								
Fixed Rate								
Par value	$ 11	$ 25	$ 123	$ 24	$ 24	$ 3,304	$ 3,511	$ 2,924
WAC	6.6%	7.2%	4.6%	7.6%	8.1%	4.0%	4.1%	4.0%
Fair value							$ 3,187	$ 2,445
Variable Rate								
Par value	$ 1	$ 6	$ 25	$ 9	$ 6	$ 834	$ 881	$ 1,065
WAC	3.7%	2.5%	3.0%	3.3%	4.0%	3.0%	3.0%	3.4%
Fair value							$ 804	$ 972
Bonds—Other								
Fixed Rate								
Par value	$ 2,691	$ 1,397	$1,889	$ 2,026	$1,725	$ 10,859	$ 20,587	$ 18,245
WAC	5.7%	6.0%	7.2%	6.4%	6.4%	6.4%	6.4%	6.2%
Fair value							$ 20,990	$ 17,424
Variable Rate								
Par value	$ 273	$ 66	$ 259	$ 113	$ 13	$ 355	$ 1,079	$ 1,047
WAC	3.1%	3.1%	4.1%	2.1%	7.2%	3.6%	3.5%	4.9%
Fair value							$ 952	$ 947
Asset-backed Securities								
Fixed Rate								
Par value	$ 371	$ 461	$ 541	$ 255	$ 137	$ 718	$ 2,483	$ 2,252
WAC	6.8%	6.3%	5.7%	6.1%	6.2%	7.1%	6.4%	6.9%
Fair value							$ 2,458	$ 2,234
Variable Rate								
Par value	$ 162	$ 314	$ 369	$ 378	$ 361	$ 1,494	$ 3,078	$ 2,396
WAC	2.1%	2.2%	2.3%	2.3%	2.4%	2.4%	2.3%	2.8%
Fair value							$ 2,884	$ 2,333
Collateralized Mortgage Obligations								
Fixed Rate								
Par value	$ 108	$ 95	$ 77	$ 71	$ 63	$ 365	$ 779	$ 968
WAC	6.3%	6.2%	6.2%	6.2%	6.2%	6.3%	6.3%	6.3%
Fair value							$ 813	$ 960
Variable Rate								
Par value	$ 10	$ 13	$ 10	$ 7	$ 5	$ 46	$ 91	$ 15
WAC	2.4%	2.5%	2.7%	3.0%	3.1%	2.3%	2.5%	6.9%
Fair value							$ 90	$ 16
Commercial Mortgage-backed Securities								
Fixed Rate								
Par value	$ 68	$ 112	$ 114	$ 243	$ 436	$ 3,073	$ 4,046	$ 3,018
WAC	6.2%	6.6%	6.5%	7.0%	6.9%	6.7%	6.7%	7.1%
Fair value							$ 4,494	$ 3,123
Variable Rate								
Par value	$ 179	$ 169	$ 109	$ 84	$ 130	$ 745	$ 1,416	$ 1,501
WAC	3.5%	3.3%	4.2%	6.9%	5.5%	7.2%	5.9%	5.8%
Fair value							$ 1,494	$ 1,498
Mortgage-backed Securities								
Fixed Rate								
Par value	$ 303	$ 356	$ 289	$ 197	$ 141	$ 867	$ 2,153	$ 1,168
WAC	6.7%	6.7%	6.6%	6.6%	6.6%	6.6%	6.6%	6.8%
Fair value							$ 2,260	$ 1,189
Variable Rate								
Par value	$ 2	$ 5	$ 5	$ 5	$ 4	$ 15	$ 36	$ 2
WAC	2.5%	2.4%	2.4%	2.4%	2.4%	2.4%	2.4%	5.4%
Fair value							$ 36	$ 2

The table below provides information as of December 31, 2002 on debt obligations and trust preferred securities and reflects principal cash flows and related weighted average interest rates by maturity year. Comparative totals are included as of December 31, 2001.

	2003	2004	2005	2006	2007	Thereafter	2002 Total	2001 Total
Long-Term Debt								
Fixed Rate								
Amount	$ —	$ 200	$ —	$ —	$ 200	$ 725	$ 1,125	$ 1,050
Weighted average interest rate	—	6.9%	—	—	7.1%	7.1%	7.1%	7.3%
Fair value							$ 1,217	$ 1,118
Trust Preferred Securities [1]								
Fixed Rate								
Amount	$ —	$ —	$ —	$ —	$ —	$ 450	$ 450	$ 450
Weighted average interest rate	—	—	—	—	—	7.4%	7.4%	7.4%
Fair value							$ 464	$ 461

[1] Represents Company Obligated Mandatorily Redeemable Preferred Securities of Subsidiary Trusts Holding Solely Junior Subordinated Debentures.

Asset and Liability Management Strategies Used to Manage Market Risk

Life employs several risk management tools to quantify and manage market risk arising from their investments and interest sensitive liabilities. For certain portfolios, management monitors the changes in present value between assets and liabilities resulting from various interest rate scenarios using integrated asset/liability measurement systems and a proprietary system that simulates the impacts of parallel and non-parallel yield curve shifts. Based on this current and prospective information, management implements risk reducing techniques to improve the match between assets and liabilities.

Derivatives play an important role in facilitating the management of interest rate risk, creating opportunities to efficiently fund obligations, hedge against risks that affect the value of certain liabilities and adjust broad investment risk characteristics as a result of any significant changes in market risks. Life uses a variety of derivatives, including swaps, caps, floors, forwards and exchange-traded financial futures and options, in order to hedge exposure primarily to interest rate risk on anticipated investment purchases or existing assets and liabilities. At December 31, 2002, notional amounts pertaining to derivatives totaled $10.0 billion ($8.3 billion related to insurance investments and $1.7 billion related to life insurance liabilities). Notional amounts pertaining to derivatives totaled $9.3 billion at December 31, 2001 ($7.6 billion related to insurance investments and $1.7 billion related to life insurance liabilities).

The economic objectives and strategies for which the Company utilizes derivatives are categorized as follows:

Anticipatory Hedging—For certain liabilities, the Company commits to the price of the product prior to receipt of the associated premium or deposit. Anticipatory hedges are executed to offset the impact of changes in asset prices arising from interest rate changes pending the receipt of premium or deposit and the subsequent purchase of an asset. These hedges involve taking a long position (purchase) in interest rate futures or entering into an interest rate swap with duration characteristics equivalent to the associated liabilities or anticipated investments. The notional amounts of anticipatory hedges as of December 31, 2002 and 2001 were $265 and $320, respectively.

Liability Hedging—Several products obligate the Company to credit a return to the contract holder which is indexed to a market rate. To hedge risks associated with these products, the Company enters into various derivative contracts. Interest rate swaps are used to convert the contract rate into a rate that trades in a more liquid and efficient market. This hedging strategy enables the Company to customize contract terms and conditions to customer objectives and satisfies the operation's asset/liability matching policy. In addition, interest rate swaps are used to convert certain variable contract rates to different variable rates, thereby allowing them to be appropriately matched against variable rate assets. Finally, interest rate caps and option contracts are used to hedge against the risk of contract holder disintermediation in a rising interest rate environment. The notional amounts of derivatives used for liability hedging as of December 31, 2002 and 2001 were $1.7 billion.

Asset Hedging—To meet the various policyholder obligations and to provide cost-effective, prudent investment risk diversification, the Company may combine two or more financial instruments to achieve the investment characteristics of a fixed maturity security or that match an associated liability. The use of derivative instruments in this regard effectively transfers unwanted investment risks or attributes to others. The selection of the appropriate derivative instruments depends on the investment risk, the liquidity and efficiency of the market and the asset and liability characteristics. The notional amounts of asset hedges as of December 31, 2002 and 2001 were $7.2 billion and $6.2 billion, respectively.

Portfolio Hedging—The Company periodically compares the duration and convexity of its portfolios of assets to its corresponding liabilities and enters into portfolio hedges to reduce any difference to desired levels. Portfolio hedges reduce the duration and convexity mismatch between assets and liabilities and offset the potential impact to cash flows caused by changes in interest rates. The notional amounts of portfolio hedges as of December 31, 2002 and 2001 were $910 and $1.1 billion, respectively.

The following tables provide information as of December 31, 2002 with comparative totals for December 31, 2001 on derivative instruments used in accordance with the aforementioned hedging strategies. For interest rate swaps, caps and floors, the tables present notional amounts with weighted average pay and receive rates for swaps and weighted average strike rates for caps and floors by maturity year. For interest rate futures, the table presents contract amount and weighted average settlement price by expected maturity year. For option contracts, the table presents contract amount by expected maturity year.

Interest Rate Swaps [1]	2003	2004	2005	2006	2007	Thereafter	2002 Total	2001 Total
Pay Fixed/Receive Variable								
Notional value	$ 295	$ 85	$ 126	$ 36	$ 140	$ 491	$ 1,173	$ 937
Weighted average pay rate	4.2%	3.5%	7.5%	6.7%	5.1%	6.7%	5.7%	6.5%
Weighted average receive rate	1.5%	1.4%	1.5%	1.8%	1.4%	1.6%	1.6%	2.2%
Fair value							$ (132)	$ (68)
Pay Variable/Receive Fixed								
Notional value	$ 473	$ 1,369	$ 1,045	$ 739	$ 664	$ 1,583	$ 5,873	$ 5,045
Weighted average pay rate	1.4%	1.6%	1.5%	1.5%	1.5%	1.5%	1.5%	2.1%
Weighted average receive rate	5.6%	5.5%	5.7%	5.5%	5.2%	5.3%	5.5%	5.8%
Fair value							$ 514	$ 193
Pay Variable/Receive Different Variable								
Notional value	$ 2	$ 141	$ 11	$ —	$ 50	$ —	$ 204	$ 159
Weighted average pay rate	1.7%	2.4%	3.7%	—	1.4%	—	2.2%	3.2%
Weighted average receive rate [2]	1.4%	2.8%	(11.0)%	—	2.6%	—	2.0%	4.4%
Fair value							$ 2	$ 1

[1] Swap agreements in which the Company assumes credit exposure from a single entity, referenced index or asset pool are not included above, rather they are included in the credit risk discussion. At December 31, 2002 and 2001, these swaps had a notional value of $497 and $230, respectively, and a fair value of $(41) and $(51), respectively. Also, swap agreements that reduce foreign currency exposure in certain fixed maturity investments are not included above, rather they are included in the foreign currency risk discussion. At December 31, 2002 and 2001, these swaps had a notional value of $794 and $435, respectively, and a fair value of $(67) and $6, respectively.

[2] Negative weighted average receive rate in 2005 results when payments are required on both sides of an index swap.

Interest Rate Caps—LIBOR Based	2003	2004	2005	2006	2007	Thereafter	2002 Total	2001 Total
Purchased								
Notional value	$ 54	$ —	$ 77	$ —	$ 30	$ —	$ 161	$ 171
Weighted average strike rate (8.0–9.9%)	8.5%	—	8.4%	—	8.3%	—	8.4%	8.5%
Fair value							$ —	$ 1
Notional value	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ 19
Weighted average strike rate (10.1%)	—	—	—	—	—	—	—	10.1%
Fair value							$ —	$ —

Interest Rate Caps—CMT Based [1]	2003	2004	2005	2006	2007	Thereafter	2002 Total	2001 Total
Purchased								
Notional value	$ 250	$ —	$ 250	$ —	$ —	$ —	$ 500	$ 500
Weighted average strike rate (8.7%)	8.7%	—	8.7%	—	—	—	8.7%	8.7%
Fair value							$ —	$ 3

[1] CMT represents the Constant Maturity Treasury Rate.

Interest Rate Floors—LIBOR Based	2003	2004	2005	2006	2007	Thereafter	2002 Total	2001 Total
Purchased								
Notional value	$ —	$ 27	$ —	$ —	$ —	$ —	$ 27	$ 27
Weighted average strike rate (7.9%)	—	7.9%	—	—	—	—	7.9%	7.9%
Fair value							$ 3	$ 3
Issued								
Notional value	$ 54	$ 34	$ 77	$ —	$ —	$ —	$ 165	$ 193
Weighted average strike rate (4.0–5.9%)	5.4%	5.3%	5.3%	—	—	—	5.3%	5.3%
Fair value							$ (9)	$ (8)
Notional value	$ —	$ 27	$ —	$ —	$ —	$ —	$ 27	$ 27
Weighted average strike rate (7.8%)	—	7.8%	—	—	—	—	7.8%	7.8%
Fair value							$ (3)	$ (3)

Interest Rate Floors—CMT Based [1]	2003	2004	2005	2006	2007	Thereafter	2002 Total	2001 Total
Purchased								
Notional value	$ 150	$ —	$ —	$ —	$ —	$ —	$ 150	$ 150
Weighted average strike rate (5.5%)	5.5%	—	—	—	—	—	5.5%	5.5%
Fair value							$ 1	$ 5

[1] CMT represents the Constant Maturity Treasury Rate.

Interest Rate Futures	2003	2004	2005	2006	2007	Thereafter	2002 Total	2001 Total
Long								
Contract amount/notional	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ 266
Weighted average settlement price	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ 105
Short								
Contract amount/notional	$ 11	$ —	$ —	$ —	$ —	$ —	$ 11	$ 25
Weighted average settlement price	$ 114	$ —	$ —	$ —	$ —	$ —	$ 114	$ 105

Option Contracts	2003	2004	2005	2006	2007	Thereafter	2002 Total	2001 Total
Long								
Contract amount/notional	$ 83	$ 88	$ 45	$ 324	$ 32	$ 78	$ 650	$ 723
Fair value							$ 18	$ 28
Short								
Contract amount/notional	$ 172	$ 457	$ 189	$ 225	$ 25	$ 30	$ 1,098	$ 1,056
Fair value							$ (37)	$ (61)

Currency Exchange Risk

Currency exchange risk exists with respect to investments in non-US dollar denominated securities. The fair value of these fixed maturity securities at December 31, 2002 and 2001 was $1.2 billion and $494, respectively. In order to manage a portion of these currency exposures, the Company enters into foreign currency swaps to hedge the variability in cash flow associated with certain foreign denominated securities. These foreign currency swap agreements are structured to match the foreign currency cash flows of the hedged foreign denominated securities. At December 31, 2002 and 2001, the foreign currency swaps had a notional value of $794 and $435, respectively, and fair value of $(67) and $6, respectively. In the fourth quarter of 2002, the Company entered into a costless collar strategy to temporarily mitigate a portion of its residual currency risk in foreign denominated securities. Accordingly, the Company purchased foreign put options and wrote foreign call options expiring in January 2003. At December 31, 2002 the foreign put and call options had a notional value of $469 and fair value of $(3). The Company had no foreign put or call options at December 31, 2001.

Life Product Liability Characteristics

Life's product liabilities, other than non-guaranteed separate accounts, include accumulation vehicles such as fixed and variable annuities, other investment and universal life-type contracts and other insurance products such as long-term disability and term life insurance.

Asset Accumulation Vehicles

While interest rate risk associated with these insurance products has been reduced through the use of market value adjustment features and surrender charges, the primary risk associated with these products is that the spread between investment return and credited rate may not be sufficient to earn targeted returns.

Fixed Rate—Products in this category require the payment of a fixed rate for a certain period of time. The cash flows are not interest sensitive because the products are written with a market value adjustment feature and the liabilities have protection against the early withdrawal of funds through surrender charges. Product examples include fixed rate annuities with a market value adjustment and fixed rate guaranteed investment contracts. Contract duration is dependent on the policyholder's choice of guarantee period.

Indexed—Products in this category are similar to the fixed rate asset accumulation vehicles but require the life operations to pay a rate that is determined by an external index. The amount and/or timing of cash flows will therefore vary based on the level of the particular index. The primary risks inherent in these products are similar to the fixed rate asset accumulation vehicles, with the additional risk that changes in the index may adversely affect profitability. Product examples include indexed-guaranteed investment contracts with an estimated duration of up to two years.

Interest Credited—Products in this category credit interest to policyholders, subject to market conditions and minimum guarantees. Policyholders may surrender at book value but are subject to surrender charges for an initial period. Product examples include universal life contracts and the general account portion of Life's variable annuity products. Liability duration is short- to intermediate-term.

Other Insurance Products

Long-term Pay Out Liabilities—Products in this category are long-term in nature and may contain significant actuarial (including mortality and morbidity) pricing and cash flow risks. The cash flows associated with these policy liabilities are not interest rate sensitive but do vary based on the timing and amount of benefit payments. The primary risks associated with these products are that the benefits will exceed expected actuarial pricing and/or that the actual timing of the cash flows differ from those anticipated, resulting in an investment return lower than that assumed in pricing. Product examples include structured settlement contracts, on-benefit annuities (i.e., the annuitant is currently receiving benefits thereon) and long-term disability contracts. Contract duration is generally five to ten years.

Short-term Pay Out Liabilities—These liabilities are short-term in nature with a duration of less than one year. The primary risks associated with these products are determined by the non-investment contingencies such as mortality or morbidity and the variability in the timing of the expected cash flows. Liquidity is of greater concern than for the long-term pay out liabilities. Products include individual and group term life insurance contracts and short-term disability contracts.

Management of the duration of investments with respective policyholder obligations is an explicit objective of Life's management strategy. The estimated cash flows of insurance policy liabilities based upon internal actuarial assumptions as of December 31, 2002 are reflected in the table below by expected maturity year. Comparative totals are included for December 31, 2001.

Description [1] (dollars in billions)	2003	2004	2005	2006	2007	Thereafter	2002 Total	2001 Total
Fixed rate asset accumulation vehicles	$ 1.7	$ 3.0	$ 2.6	$ 2.0	$ 1.9	$ 2.4	$ 13.6	$ 15.8
Weighted average credited rate	6.0%	6.0%	5.9%	5.6%	5.5%	5.7%	5.8%	5.9%
Indexed asset accumulation vehicles	$ 0.6	$ 0.1	$ —	$ —	$ —	$ —	$ 0.7	$ 0.8
Weighted average credited rate	3.0%	3.0%	—	—	—	—	3.0%	6.5%
Interest credited asset accumulation vehicles	$ 3.3	$ 3.3	$ 3.2	$ 0.5	$ 0.5	$ 5.2	$ 16.0	$ 8.1
Weighted average credited rate	3.9%	3.9%	3.8%	4.8%	4.8%	4.8%	4.2%	5.7%
Long-term pay out liabilities	$ 1.0	$ 0.8	$ 0.7	$ 0.5	$ 0.5	$ 5.6	$ 9.1	$ 8.6
Short-term pay out liabilities	$ 0.9	$ 0.1	$ —	$ —	$ —	$ —	$ 1.0	$ 1.0

[1] As of December 31, 2002 and 2001, the fair values of Life's investment contracts, including guaranteed separate accounts, were $32.4 billion and $26.0 billion, respectively.

Sensitivity to Changes in Interest Rates

For liabilities whose cash flows are not substantially affected by changes in interest rates ("fixed liabilities") and where investment experience is substantially absorbed by Life, the sensitivity of the net economic value (discounted present value of asset cash flows less the discounted present value of liability cash flows) of those portfolios to 100 basis point shifts in interest rates is shown in the following table.

	Change in Net Economic Value			
	2002		2001	
Basis point shift	−100	+100	−100	+100
Amount	$ 17	$ (51)	$ 6	$ (31)
Percent of liability value	0.08%	(0.23)%	0.03%	(0.16)%

These fixed liabilities represented about 57% and 61% of Life's general and guaranteed separate account liabilities at December 31, 2002 and 2001, respectively. The remaining liabilities generally allow Life significant flexibility to adjust credited rates to reflect actual investment experience and thereby pass through a substantial portion of actual investment experience to the policyholder. The fixed liability portfolios are managed and monitored relative to defined objectives, are analyzed regularly by management for internal risk management purposes using scenario simulation techniques and are evaluated on an annual basis, in compliance with regulatory requirements.

Equity Risk

The Company's Life operations are significantly influenced by changes in the equity markets. Life's profitability depends largely on the amount of assets under management, which is primarily driven by the level of sales, equity market appreciation and depreciation and the persistency of the in-force block of business. A prolonged and precipitous decline in the equity markets, as has been experienced of late, can have a significant impact on the Company's operations, as sales of variable products may decline and surrender activity may increase, as customer sentiment towards the equity market turns negative. The lower assets under management will have a negative impact on the Company's financial results, primarily due to lower fee income related to the Investment Products and Individual Life segments, where a heavy concentration of equity linked products are administered and sold. Furthermore, the Company may experience a reduction in profit margins if a significant portion of the assets held in the variable annuity separate accounts move to the general account and the Company is unable to earn an acceptable investment spread, particularly in light of the low interest rate environment and the presence of contractually guaranteed minimum interest credited rates, which for the most part are at a 3% rate.

In addition, prolonged declines in the equity market may also decrease the Company's expectations of future gross profits, which are utilized to determine the amount of DAC to be amortized in a given financial statement period. A significant decrease in the Company's estimated gross profits would require the Company to accelerate the amount of DAC amortization in a given period, potentially causing a material adverse deviation in that period's net income. Although an acceleration of DAC amortization would have a negative impact on the Company's earnings, it would not affect the Company's cash flow or liquidity position.

Additionally, the Investment Products segment sells variable annuity contracts that offer various guaranteed death benefits. For certain guaranteed death benefits, The Hartford pays the greater of (1) the account value at death; (2) the sum of all premium payments less prior withdrawals; or (3) the maximum anniversary value of the contract, plus any premium payments since the contract anniversary, minus any withdrawals following the contract anniversary. The Company currently reinsures a significant portion of these death benefit guarantees associated with its in-force block of business. The Company currently records the death benefit costs, net of reinsurance, as they are incurred. Declines in the equity market may increase the Company's net exposure to death benefits under these contracts.

The Company's total gross exposure (i.e. before reinsurance) to these guaranteed death benefits as of December 31, 2002 is $22.4 billion. Due to the fact that 82% of this amount is reinsured, the Company's net exposure is $4.1 billion. This amount is often referred to as the net amount at risk. However, the Company will only incur these guaranteed death benefit payments in the future if the policyholder has an in-the-money guaranteed death benefit at their time of death. In order to analyze the total costs that the Company may incur in the future related to these guaranteed death benefits, the Company performed an actuarial present value analysis. This analysis included developing a model utilizing 250 stochastically generated investment performance scenarios and best estimate assumptions related to mortality and lapse rates. A range of projected costs was developed and discounted back to the statement date utilizing the Company's cost of capital, which for this purpose was assumed to be 9.25%. Based on this analysis, the Company estimated that the present value of the retained death benefit costs to be incurred in the future fell within a range of $86 to $349. This range was calculated utilizing a 95% confidence interval. The median of the 250 stochastically generated scenarios was $159.

Furthermore, the Company is involved in arbitration with one of its primary reinsurers relating to policies with such death benefit guarantees written from 1994 to 1999. The arbitration involves alleged breaches under the reinsurance treaties. Although the Company believes that its position in this pending arbitration is strong, an adverse outcome could result in a decrease to the Company's statutory surplus and capital and potentially increase the death benefit costs incurred by the Company in the future. The arbitration hearing was held during the fourth quarter of 2002, but no decision has been rendered.

Property & Casualty

Interest Rate Risk

The primary exposure to interest rate risk in Property & Casualty relates to its fixed maturity investments. Changes in market interest rates directly impact the market value of the fixed maturity securities. In addition, but to a lesser extent, interest rate risk exists on debt and trust preferred securities issued. Derivative instruments are used to manage interest rate risk and had a total notional amount as of December 31, 2002 and 2001 of $1.1 billion and $797, respectively.

The principal amounts of the fixed and variable rate fixed maturity portfolios, along with the respective weighted average coupons by estimated maturity year at December 31, 2002, are reflected in the following table. Comparative totals are included as of December 31, 2001. Expected maturities differ from contractual maturities due to call or prepayment provisions. The WAC on variable rate securities is based on spot rates as of December 31, 2002 and 2001, and is based primarily on LIBOR. Callable bonds and notes are primarily municipal bonds, and are distributed to either call dates or maturity depending on which date produces the most conservative yield. Asset-backed securities, collateralized mortgage obligations and mortgage-backed securities are distributed based on estimates of the rate of future prepayments of principal over the remaining life of the securities. These estimates are developed using prepayment speeds contained in broker consensus data. Such estimates are derived from prepayment speeds previously experienced at interest rate levels projected for the underlying collateral. Actual prepayment experience may vary from these estimates. Financial instruments with certain leverage features have been included in each of the fixed maturity categories. These instruments have not been separately displayed, as they were immaterial to Property & Casualty's investment portfolio.

	2003	2004	2005	2006	2007	Thereafter	2002 Total	2001 Total
Callable Bonds								
Fixed Rate								
Par value	$ 9	$ 34	$ 137	$ 225	$ 280	$ 7,029	$ 7,714	$ 7,624
WAC	5.9%	5.5%	5.5%	5.4%	5.6%	5.3%	5.3%	5.3%
Fair value							$ 8,084	$ 7,660
Variable Rate								
Par value	$ 1	$ 2	$ 16	$ 7	$ 2	$ 226	$ 254	$ 266
WAC	5.6%	4.3%	6.6%	3.3%	4.2%	3.9%	4.1%	5.4%
Fair value							$ 207	$ 214
Bonds—Other								
Fixed Rate								
Par value	$ 1,205	$ 468	$ 673	$ 774	$ 702	$ 4,111	$ 7,933	$ 6,413
WAC	4.5%	6.6%	6.9%	6.4%	6.5%	6.4%	6.3%	6.4%
Fair value							$ 8,132	$ 6,297
Variable Rate								
Par value	$ 2	$ 52	$ 2	$ 7	$ 3	$ 106	$ 172	$ 268
WAC	3.0%	2.7%	3.1%	5.8%	5.1%	4.8%	4.2%	4.8%
Fair value							$ 148	$ 231
Asset-backed Securities								
Fixed Rate								
Par value	$ 71	$ 84	$ 102	$ 80	$ 58	$ 167	$ 562	$ 570
WAC	7.0%	6.0%	6.3%	6.4%	7.0%	7.4%	6.7%	7.2%
Fair value							$ 554	$ 549
Variable Rate								
Par value	$ 3	$ 40	$ 14	$ 21	$ 15	$ 112	$ 205	$ 191
WAC	2.7%	3.0%	2.5%	2.5%	3.3%	2.3%	2.5%	3.8%
Fair value							$ 177	$ 168
Collateralized Mortgage Obligations								
Fixed Rate								
Par value	$ 15	$ 7	$ 4	$ 4	$ 2	$ 11	$ 43	$ 87
WAC	6.9%	6.8%	6.6%	6.4%	6.4%	5.1%	6.3%	6.8%
Fair value							$ 43	$ 88
Variable Rate								
Par value	$ 2	$ 1	$ 1	$ 1	$ —	$ —	$ 5	$ 8
WAC	17.1%	16.6%	16.0%	15.5%	—	—	16.2%	15.1%
Fair value							$ 6	$ 9
Commercial Mortgage-backed Securities								
Fixed Rate								
Par value	$ 6	$ 15	$ 8	$ 34	$ 117	$ 1,005	$ 1,185	$ 707
WAC	5.9%	6.9%	6.3%	7.1%	7.0%	5.9%	6.1%	7.1%
Fair value							$ 1,183	$ 728
Variable Rate								
Par value	$ 99	$ 48	$ 22	$ 20	$ 22	$ 154	$ 365	$ 410
WAC	3.4%	4.4%	7.0%	7.9%	6.7%	8.0%	6.2%	6.2%
Fair value							$ 390	$ 417
Mortgage-backed Securities								
Fixed Rate								
Par value	$ 69	$ 87	$ 81	$ 54	$ 40	$ 167	$ 498	$ 379
WAC	6.7%	6.6%	6.5%	6.5%	6.5%	6.5%	6.5%	6.6%
Fair value							$ 522	$ 381

The following table provides information as of December 31, 2002 on interest rate swaps used to manage interest rate risk on fixed maturities and trust preferred securities and presents notional amounts with weighted average pay and receive rates by maturity year. Comparative totals are included as of December 31, 2001. The weighted average rates are based on spot rates as of December 31, 2002 and 2001.

Interest Rate Swaps [1]	2003	2004	2005	2006	2007	Thereafter [2]	2002 Total	2001 Total
Pay Variable/Receive Fixed								
Notional value	$ —	$ 35	$ 15	$ —	$ —	$ 500	$ 550	$ 545
Weighted average pay rate	—	1.5%	1.4%	—	—	2.5%	2.4%	3.1%
Weighted average receive rate	—	6.7%	2.8%	—	—	7.5%	7.3%	7.4%
Fair value							$ 25	$ (29)

[1] Swap agreements in which the Company assumes credit exposure from a single entity, referenced index or asset pool are not included above, rather they are included in the Credit Risk discussion. At December 31, 2002 and 2001, these swaps had a notional value of $548 and $456, respectively, and a fair value of $(37) and $(54), respectively.

[2] Interest rate swap agreement of $500 notional value contains an embedded call option. See Note 1(h) in Notes to Consolidated Financial Statements.

Interest Rate Caps—LIBOR Based	2003	2004	2005	2006	2007	Thereafter	2002 Total	2001 Total
Purchased								
Notional value	$ —	$ —	$ —	$ —	$ —	$ 500	$ 500	$ —
Weighted average strike rate (8.0%)	—	—	—	—	—	8.0%	8.0%	—
Fair value							$ 11	$ —

Property & Casualty uses option contracts to hedge fixed maturity investments that totaled $141 and $252 in notional value and $0 and $1 in fair value as of December 31, 2002 and 2001, respectively.

The table below provides information as of December 31, 2002 on debt obligations and trust preferred securities and reflects principal cash flows and related weighted average interest rates by maturity year. Comparative totals are included as of December 31, 2001.

	2003	2004	2005	2006	2007	Thereafter	2002 Total	2001 Total
Short-term Debt								
Variable Rate								
Amount	$ 315	$ —	$ —	$ —	$ —	$ —	$ 315	$ 599
Weighted average interest rate	1.5%	—	—	—	—	—	1.5%	4.2%
Fair value							$ 315	$ 607
Long-term Debt								
Fixed Rate								
Amount	$ —	$ —	$ —	$ —	$ 300	$ 550	$ 850	$ 400
Weighted average interest rate	—	—	—	—	4.7%	6.1%	5.6%	6.8%
Fair value							$ 889	$ 401
Trust Preferred Securities [1]								
Fixed Rate								
Amount	$ —	$ —	$ —	$ —	$ —	$ 1,000	$ 1,000	$ 1,000
Weighted average interest rate	—	—	—	—	—	7.6%	7.6%	7.6%
Fair value							$ 1,015	$ 968

[1] Represents Company Obligated Mandatorily Redeemable Preferred Securities of Subsidiary Trusts Holding Solely Junior Subordinated Debentures.

Equities Price Risk

Property & Casualty holds a diversified portfolio of investments in equity securities representing firms in various countries, industries and market segments ranging from small market capitalization stocks to Standard & Poor's 500 stocks. The risk associated with these securities relates to potential decreases in value resulting from changes in equity prices.

The following table reflects equity securities owned at December 31, 2002 and 2001, grouped by major market type.

	2002			2001		
	Amortized Cost	Fair Value	Percent of Total Fair Value	Amortized Cost	Fair Value	Percent of Total Fair Value
Equity Securities						
Domestic						
Large cap	$ 209	$ 204	44.3%	$ 386	$ 393	42.7%
Midcap/small cap	221	231	50.4%	318	342	37.1%
Foreign						
EAFE [1]/Canadian	23	23	5.0%	158	184	20.0%
Emerging	1	1	0.3%	2	2	0.2%
Total	$ 454	$ 459	100.0%	$ 864	$ 921	100.0%

[1] Europe, Australia, Far East countries index.

Currency Exchange Risk

Currency exchange risk exists with respect to investments in non-US dollar denominated securities. The fair value of these fixed maturity securities at December 31, 2002 and 2001 was $1 billion and $649, respectively. In the fourth quarter of 2002, the Company entered into a costless collar strategy to temporarily mitigate a portion of its currency risk in certain foreign denominated securities. Accordingly, the Company purchased foreign put options and wrote foreign call options expiring in January 2003. At December 31, 2002, the foreign put and call options had a notional value of $793 and fair value of $(4). Forward foreign contracts with a notional amount of $7 were used to manage currency exchange risk at December 31, 2001.

Corporate

Interest Rate Risk

The primary exposure to interest rate risk in Corporate relates to the debt issued in connection with The HLI Repurchase.

The table below provides information as of December 31, 2002 on Corporate's debt obligations and reflects principal cash flows and related weighted average interest rates by maturity year.

	2003	2004	2005	2006	2007	Thereafter	2002 Total	2001 Total
Long-term Debt								
Fixed Rate								
Amount	$ —	$ —	$ 250	$ —	$ —	$ 380	$ 630	$ 525
Weighted average interest rate	—	—	7.8%	—	—	6.9%	7.2%	7.8%
Fair value							$ 698	$ 563

Capital Resources and Liquidity

Capital resources and liquidity represent the overall financial strength of The Hartford and its ability to generate strong cash flows from each of the business segments, borrow funds at competitive rates and raise new capital to meet operating and growth needs. The capital structure of The Hartford as of December 31, 2002, 2001 and 2000 consisted of debt and equity, summarized as follows:

As of December 31,	2002	2001	2000
Short-term debt	$ 315	$ 599	$ 235
Long-term debt	2,596	1,965	1,862
Company obligated mandatorily redeemable preferred securities of subsidiary trusts holding solely junior subordinated debentures (trust preferred securities)	1,468	1,412	1,243
Total debt	$ 4,379	$ 3,976	$ 3,340
Equity excluding accumulated other comprehensive income ("AOCI"), net of tax	$ 9,640	$ 8,479	$ 7,095
AOCI, net of tax	1,094	534	369
Total stockholders' equity	$ 10,734	$ 9,013	$ 7,464
Total capitalization including AOCI	$ 15,113	$ 12,989	$ 10,804
Total capitalization excluding AOCI	$ 14,019	$ 12,455	$ 10,435
Debt to equity [1]	41%	44%	45%
Debt to capitalization [1]	29%	31%	31%

[1] Excluding trust preferred securities from total debt and AOCI from total stockholders' equity and total capitalization, the debt to equity ratio was 30%, 30% and 30%, and the debt to capitalization ratio was 21%, 21% and 20% as of December 31, 2002, 2001 and 2000, respectively.

Contractual Obligations and Commitments

The following table identifies the Company's contractual obligations by payment due period.

	2003	2004	2005	2006	2007	Thereafter	Total
Short-term debt	$ 315	$ —	$ —	$ —	$ —	$ —	$ 315
Long-term debt	—	200	250	—	500	1,655	2,605
Trust preferred securities	—	—	—	—	—	1,450	1,450
Total debt	$ 315	$ 200	$ 250	$ —	$ 500	$ 3,105	$ 4,370
Operating leases	134	121	108	93	78	160	694
Total contractual obligations	$ 449	$ 321	$ 358	$ 93	$ 578	$ 3,265	$ 5,064

In addition to the contractual obligations above, The Hartford had certain unfunded commitments at December 31, 2002 to fund limited partnership investments totaling $396. These capital commitments can be called by the partnerships during the commitment period (on average, 3-6 years) to fund working capital needs or the purchase of new investments. If the commitment period expires and the commitment has not been fully funded, The Hartford is not required to fund the remaining unfunded commitment but may elect to do so.

Capitalization

The Hartford endeavors to maintain a capital structure that provides financial and operational flexibility to its insurance subsidiaries, ratings that support its competitive position in the financial services marketplace (see the Ratings section below for further discussion), and strong shareholder returns. As a result, the Company may from time to time raise capital from the issuance of stock, debt or other capital securities. The issuance of common stock, debt or other capital securities could result in the dilution of shareholder interests or reduced net income due to additional interest expense.

During the third quarter of 2002, the Company increased its capitalization by $649 through the issuance of $330 in common stock and $319 in equity units. Proceeds of $300 were contributed to the property and casualty insurance subsidiaries, proceeds of $150 were contributed to the life insurance subsidiaries and the balance has been held for general corporate purposes, which may include additional capital contributions to the insurance subsidiaries.

In addition, as was the case after September 11, the Company may use the capital markets to replace capital upon completion of its asbestos review.

During the year ended December 31, 2002, The Hartford's total capitalization increased by $2.1 billion, while total capitalization excluding AOCI increased by $1.6 billion. This increase was a result of 2002 net income; the aforementioned third quarter 2002 capital raising activities; and stock issued related to stock compensation plans. These increases were partially offset by dividends declared.

AOCI—AOCI increased by $560 as of December 31, 2002 compared with December 31, 2001. The increase resulted primarily from the impact of decreased interest rates on unrealized gains on the fixed maturity portfolio, the recognition of unrealized losses on other than temporary impairments on fixed maturity and equity securities and the net gain on cash-flow hedging instruments, partially offset by an increase in the Company's minimum pension liability adjustment.

The funded status of the Company's pension and postretirement plans is dependent upon many factors, including returns on invested assets and the level of market interest rates. Recent declines in the value of securities traded in equity markets coupled with declines in long-term interest rates have had a negative impact on the funded status of the plans. As a result, the Company has recorded a minimum pension liability as of December 31, 2002, which resulted in an after-tax reduction of stockholders' equity of $383. This minimum pension liability did not affect the Company's results of operations.

AOCI increased by $165 as of December 31, 2001 compared with December 31, 2000. The increase resulted primarily from the impact of decreased interest rates on unrealized gains on the fixed maturity portfolio, the recognition of unrealized losses on other than temporary impairments on fixed maturity and equity securities and the net gain on cash-flow hedging instruments.

For additional information on stockholders' equity, see Note 9 of Notes to Consolidated Financial Statements.

Shelf Registration

On May 15, 2001, HLI filed with the SEC a shelf registration statement for the potential offering and sale of up to $1.0 billion in debt and preferred securities. The registration statement was declared effective on May 29, 2001. As of December 31, 2002, HLI had $1.0 billion remaining on its shelf.

On November 9, 2000, The Hartford filed with the SEC a shelf registration statement and a prospectus, as amended on May 21, 2002, for the potential offering and sale of up to an additional $2.6 billion in debt and equity securities. Specifically, the registration statement allows for the following types of securities to be offered: debt securities, preferred stock, common stock, depositary shares, warrants, stock purchase contracts, stock purchase units and junior subordinated deferrable interest debentures of the Company, preferred securities of any of one or more capital trusts organized by The Hartford ("The Hartford Trusts") and guarantees by the Company with respect to the preferred securities of any of The Hartford Trusts. As of December 31, 2002, The Hartford had $1.3 billion remaining on the shelf.

Debt

The following discussion describes the Company's debt financing activities. The table below details the Company's short-term debt programs and the applicable balances outstanding.

				As of December 31,	
Description	Effective Date	Expiration Date	Maximum Available	2002	2001
Commercial paper					
The Hartford	11/10/86	N/A	$ 2,000	$ 315	$ 299
HLI	2/7/97	N/A	250	—	—
Total commercial paper			$ 2,250	$ 315	$ 299
Revolving credit facility					
5-year revolving credit facility	6/20/01	6/20/06	$ 1,000	$ —	$ —
3-year revolving credit facility	12/31/02	12/31/05	490	—	—
Total revolving credit facility			$ 1,490	$ —	$ —
Total short-term debt			$ 3,740	$ 315	$ 299

The Hartford has a commercial paper program which allows the Company to borrow up to a maximum amount of $2.0 billion in short-term commercial paper notes. As of December 31, 2002, the Company had $315 of outstanding borrowings under the program.

On December 31, 2002, the Company and HLI entered into a joint three-year $490 competitive advance and revolving credit facility comprised of 12 participating banks, and HLI's previous revolving credit facility was terminated. As of December 31, 2002, there were no outstanding borrowings under the facility.

On September 13, 2002, The Hartford issued 6.6 million 6% equity units at a price of $50.00 per unit and received net proceeds of $319. The Hartford contributed $150 of the net proceeds to its property and casualty insurance subsidiaries and $75 of the net proceeds to its life insurance subsidiaries. The remaining balance of the net proceeds is for general corporate purposes, which may include additional capital contributions to subsidiaries.

Each equity unit offered initially consists of a corporate unit with a stated amount of $50.00. Each corporate unit consists of one purchase contract for the sale of a certain number of shares of the Company's stock and $50.00 principal amount of senior notes due November 16, 2008.

The corporate unit may be converted by the holder into a treasury unit consisting of the purchase contract and a 5% undivided beneficial interest in a zero-coupon U.S. Treasury security with a principal amount of one-thousand dollars that matures on November 15, 2006. The holder of an equity unit owns the underlying senior notes or treasury portfolio but has pledged the senior notes or treasury portfolio to the Company to secure the holder's obligations under the purchase contract.

The purchase contract obligates the holder to purchase, and obligates The Hartford to sell, on November 16, 2006, for $50.00, a variable number of newly issued common shares of The Hartford. The number of The Hartford's shares to be issued will be determined at the time the purchase contracts are settled based upon the then current price of The Hartford's common stock. If the price of The Hartford's common stock is equal to or less than $47.25, then the Company will deliver 1.0582 shares to the holder of the equity unit. If the price of The Hartford's common stock is greater than $47.25 but less than $57.645, then the Company will deliver a fraction of shares equal to $50.00 divided by the then current price of The Hartford's common stock. Finally, if the price of The Hartford's common stock is equal to or greater than $57.645, then the Company will deliver 0.8674 shares to the holder. Accordingly, upon settlement of the purchase contracts on November 16, 2006, The Hartford will receive proceeds of approximately $330 and will deliver between 5.7 million and 7.0 million common shares in the aggregate. The proceeds will be credited to stockholders' equity and allocated between the common stock and additional paid-in-capital accounts. The Hartford will make quarterly contract adjustment payments to the equity unit holders at a rate of 1.90% of the stated amount per year until the purchase contract is settled.

Each corporate unit also includes $50.00 principal amount of senior notes that will mature on November 16, 2008. The notes are pledged by the holders to secure their obligations under the purchase contracts. The Hartford will make quarterly interest payments to the holders of the notes initially at an annual rate of 4.10%. On August 11, 2006, the notes will be remarketed. At that time, The Hartford's remarketing agent will have the ability to reset the interest rate on the notes in order to generate sufficient remarketing proceeds to satisfy the holder's obligation under the purchase contract. In the event of an unsuccessful remarketing, the Company will exercise its rights as a secured party to obtain and extinguish the notes.

The total distributions payable on the equity units are at an annual rate of 6.0%, consisting of interest (4.10%) and contract adjustment payments (1.90%). The corporate units are listed on the New York Stock Exchange under the symbol "HIG PrA".

The present value of the contract adjustment payments of $23 was accrued upon the issuance of the equity units as a charge to additional paid-in capital and is included in other liabilities in the accompanying consolidated balance sheet as of December 31, 2002. Subsequent contract adjustment payments will be allocated between this liability account and interest expense based on a constant rate calculation over the life of the transaction. Additional paid-in capital as of December 31, 2002 reflected a charge of approximately $9 representing a portion of the equity unit issuance costs that were allocated to the purchase contracts.

The equity units have been reflected in the diluted earnings per share calculation using the treasury stock method, which would be used for the equity units at any time before the issuance of shares of The Hartford's common stock upon settlement of the purchase contracts. Under the treasury stock method, the number of shares of common stock used in calculating diluted earnings per share is increased by the excess, if any, of the number of shares issuable upon settlement of the purchase contracts over the number of shares that could be purchased by The Hartford in the market, at the average market price during the period, using the proceeds received upon settlement. The Company anticipates that there will be no dilutive effect on its earnings per share related to the equity units, except during periods when the average market price of a share of the Company's common stock is above the threshold appreciation price of $57.645. Because the average market price of The Hartford's common stock during the period from date of issuance through December 31, 2002 was below this threshold appreciation price, the shares issuable under the purchase contract component of the equity units have not been included in the diluted earnings per share calculation for the period.

On August 29, 2002, The Hartford issued 4.7% senior notes due September 1, 2007 and received proceeds before underwriting expenses of $300. Interest on the notes is payable semi-annually on March 1 and September 1, commencing on March 1, 2003. The Company used the proceeds to repay $300 of 6.375% senior notes that matured on November 1, 2002.

In March 2002, the Company borrowed $16 of short-term commercial notes for general corporate purposes.

Effective June 20, 2001, The Hartford entered into an amended and restated five-year revolving $1.0 billion credit facility with fourteen banks. This facility is available for general corporate purposes and to provide additional support to the Company's commercial paper program. As of December 31, 2002, there were no outstanding borrowings under the facility.

On December 1, 2001, The Hartford's 8.3% medium term notes became due. The Company borrowed $200 under its commercial paper program to retire the debt.

On March 1, 2001, HLI issued and sold $400 of senior debt securities to partially finance the Fortis acquisition.

For additional information regarding debt, see Note 8 of Notes to Consolidated Financial Statements.

Company Obligated Mandatorily Redeemable Preferred Securities of Subsidiary Trusts Holding Solely Junior Subordinated Debentures (Trust Preferred Securities)

On December 31, 2001, The Hartford redeemed its 20,000,000 Series B, 8.35% Cumulative Quarterly Income Preferred Securities due October 30, 2026 for $500. The Company used proceeds from its October 26, 2001 issuance of 7.45% Trust Originated Preferred Securities, Series C to redeem the securities.

On October 26, 2001, Hartford Capital III, a Delaware statutory business trust formed by The Hartford, issued 20,000,000 7.45% Trust Originated Preferred Securities, Series C and received proceeds before underwriting expenses of $500.

On March 6, 2001, HLI issued and sold $200 of trust preferred securities to partially finance the Fortis acquisition.

For a further discussion of Company Obligated Mandatorily Redeemable Preferred Securities of Subsidiary Trusts Holding Solely Junior Subordinated Debentures, see Note 8(d) of Notes to Consolidated Financial Statements.

Stockholders' Equity

Issuance of common stock—On September 13, 2002, The Hartford issued approximately 7.3 million shares of common stock pursuant to an underwritten offering for net proceeds of $330.

As a result of September 11, on October 22, 2001, The Hartford issued 7.0 million shares of common stock pursuant to an underwritten offering for net proceeds of $400.

Issuance of common stock—Fortis Financial Group acquisition—On February 16, 2001, The Hartford issued 10 million shares of common stock pursuant to an underwritten offering for net proceeds of $615 to partially fund the Fortis Financial Group acquisition.

Increase in authorized shares—At the Company's annual meeting of shareholders held on April 18, 2002, shareholders approved an amendment to Section (a) Article Fourth of the Amended and Restated Certificate of Incorporation to increase the aggregate authorized number of shares of common stock from 400 million to 750 million.

Dividends—The Hartford declared $262 and paid $257 in dividends to shareholders in 2002, declared $242 and paid $235 in 2001 and declared $214 and paid $210 in 2000.

On October 24, 2002, The Hartford's Board of Directors declared a quarterly dividend of $0.27 per share payable on January 2, 2003 to shareholders of record as of December 2, 2002. The dividend represented a 4% increase from the prior quarter.

Pension Plans and Other Postretirement Benefits

The Company maintains a U.S. qualified defined benefit pension plan (the "Plan") that covers substantially all employees, as well as unfunded excess plans to provide benefits in excess of amounts permitted to be paid to participants of the Plan under the provisions of the Internal Revenue Code. Additionally, the Company has entered into individual retirement agreements with certain current and retired directors providing for unfunded supplemental pension benefits.

The Company made a voluntary contribution of $90 in cash to the Plan in 2001 and made no contributions in 2002 or 2000. Pension expense reflected in the Company's operating earnings was $67, $57 and $48 in 2002, 2001 and 2000, respectively. The Company estimates its 2003 pension expense will be approximately $135, based on current assumptions provided below. The assumptions that primarily impact the amount of the Company's pension obligations and periodic pension expense are the weighted-average discount rate and the asset portfolio's long-term rate of return.

In determining the discount rate assumption, the Company utilizes information provided by its plan actuaries. In particular, the Company uses an interest rate yield curve developed and published by its plan actuaries to make judgments pursuant to EITF Topic No. D-36, "Selection of Discount Rates Used for Measuring Defined Benefit Pension Obligations and Obligations of Postretirement Benefit Plans Other Than Pensions". The yield curve is comprised of AAA/AA bonds with maturities between zero and thirty years. Discounting the cash flows of the Company's pension plan using this yield curve, it was determined that 6.50% is the appropriate discount rate as of December 31, 2002 to calculate the Company's accrued benefit cost liability. Accordingly, as prescribed by SFAS No. 87, "Employers' Accounting for Pensions", the 6.50% discount rate will also be used to determine the Company's 2003 pension expense.

The Company determines the long-term rate of return assumption for the Plan's asset portfolio based on analysis of the portfolio's historical compound rates of return since 1979 (the earliest date for which comparable portfolio data is available) over rolling 5 year, 10 year and 20 year periods, balanced along with future long-term return expectations. The Company selected these periods, as well as shorter durations, to assess the portfolio's volatility, duration and total returns as they relate to pension obligation characteristics, which are influenced by the Company's workforce demographics. While the historical return of the Plan's portfolio has been 10.7% since 1979, management lowered its long-term rate of return assumption from 9.75% to 9.00% as of December 31, 2002 based on its long-term outlook with respect to the markets, which has been influenced by the poor equity market performance in recent years coupled with the recent decline in fixed income security yields during 2002.

The Plan's asset portfolio is generally structured over time to include approximately 60% equity securities (substantially securities issued by United States-based companies) and 40% fixed income securities (substantially investment grade and above). At December 31, 2002, the portfolio composition varied from the targeted mix and was approximately 55% equity securities and 45% fixed income securities due in part to declines in the equity markets and declining interest rates.

As provided for under SFAS No. 87, the Company uses a five-year averaging method to determine the market-related value of Plan assets, which is used to determine the expected return component of pension expense. Under this methodology, asset gains/losses that result from returns that differ from the Company's long-term rate of return assumption are recognized in the market-related value of assets on a level basis over a five year period. Due primarily to the unfavorable performance of the equity markets in 2001 and 2002, the actual asset return/(loss) for the Plan was $(111) and $(119) for the years ended December 31, 2002 and 2001, respectively, as compared to an expected return of $183 and $168 for the years ended December 31, 2002 and 2001, respectively. These differentials will be fully reflected in the market-related value of Plan assets over the next five years using the methodology described above. The effect of the 2002 asset return loss has caused the level of unrecognized net losses to exceed the allowable amortization corridor as defined under SFAS No. 87. Based on the selected 2003 discount rate of 6.50% and taking into account estimated future minimum funding, the differential between actual and expected performance in 2002 will increase annual pension expense in future years by approximately $10 in 2003, increasing to approximately $40 in 2007. Additionally, the decrease in the long-term rate of return assumption from 9.75% to 9.00% is expected to increase the Company's annual pension expense by approximately $15.

During 2002, the change in the discount rate from 7.50% (as of December 31, 2001) to 6.50% (as of December 31, 2002) increased the projected benefit obligation ("PBO") by $354. The effect of this increase in PBO will serve to increase annual pension expense by approximately $40, assuming no future changes in discount rates going forward.

Changes in the economic assumptions used to determine pension expense will impact the Company's pension expense. As mentioned earlier, the two economic assumptions that have the most impact on pension expense are the discount rate and the expected long-term rate of return. To illustrate the impact of these assumptions on annual pension expense for 2003 and going forward, a 25 basis point change in the discount rate will increase/decrease pension expense by approximately $12, and a 25 basis point change in the long-term asset return assumption will increase/decrease pension expense by approximately $5.

While the Company has significant discretion in making voluntary contributions to the Plan, the Employee Retirement Income Security Act of 1974 regulations mandate minimum contributions in certain circumstances. Under current assumptions, the 2003 required minimum funding contributions are estimated to be approximately $40.

Cash Flow

	2002	2001	2000
Net cash provided by operating activities	$ 2,649	$ 2,303	$ 2,435
Net cash used for investing activities	$ (6,624)	$ (5,536)	$ (2,164)
Net cash provided by (used for) financing activities	$ 3,989	$ 3,365	$ (208)
Cash—end of year	$ 377	$ 353	$ 227

2002 Compared to 2001—The increase in cash provided by operating activities was primarily the result of higher net income reported for the year ended December 31, 2002 than for the prior year as well as an increase in income tax refunds received in 2002 compared with the prior year. The increase in cash provided by financing activities was primarily the result of increased proceeds from investment and universal life-type contracts, partially offset by lower proceeds received from issuances of common stock and no issuances of trust preferred securities in 2002. The increase in cash from financing activities accounted for the majority of the change in cash for investing activities.

2001 Compared to 2000—The increase in cash from financing activities was the result of current year proceeds on investment type contracts versus the prior year disbursements for investment type contracts and financing activities related to Fortis and September 11. Cash provided by financing and operating activities accounted for the majority of the change in cash for investing activities. The cash flows from operating activities were comparable with prior year.

Operating cash flows in each of the last three years have been adequate to meet liquidity requirements.

Ratings

Ratings are an important factor in establishing the competitive position in the insurance and financial services marketplace. There can be no assurance that the Company's ratings will continue for any given period of time or that they will not be changed. In the event the Company's ratings are downgraded, the level of revenues or the persistency of the Company's business may be adversely impacted.

The following table summarizes The Hartford's significant United States member companies' financial ratings from the major independent rating organizations as of February 28, 2003.

	A.M. Best	Fitch	Standard & Poor's	Moody's
Insurance Financial Strength Ratings:				
Hartford Fire	A+	AA	AA-	Aa3
Hartford Life Insurance Company	A+	AA	AA-	Aa3
Hartford Life & Accident	A+	AA	AA-	Aa3
Hartford Life & Annuity	A+	AA	AA-	Aa3
Other Ratings:				
The Hartford Financial Services Group, Inc.:				
Senior debt	a+	A	A	A2
Commercial paper	AMB-1	F-1	A-2	P-1
Hartford Capital I quarterly income preferred securities	a-	A-	BBB	A3
Hartford Capital III trust originated preferred securities	a-	A-	BBB	A3
Hartford Life, Inc.:				
Senior debt	a+	A	A-	A2
Commercial paper	—	F-1	A-2	P-1
Hartford Life, Inc.: Capital I and II trust preferred securities	a-	A-	BBB	A3
Hartford Life Insurance Company:				
Short Term Rating	—	—	A-1+	P-1

The agencies consider many factors in determining the final rating of an insurance company. One consideration is the relative level of statutory surplus necessary to support the business written. Statutory surplus represents the capital of the insurance company reported in accordance with accounting practices prescribed by the applicable state insurance department. The table below sets forth statutory surplus for the Company's insurance companies.

	2002	2001
Life Operations	$ 3,019	$ 2,991
Property & Casualty Operations	5,131	4,159
Total	$ 8,150	$ 7,150

On January 28, 2003, following The Hartford's announcement that it is commencing a comprehensive review of its asbestos loss reserves, A.M. Best Co. placed under review with negative implications the commercial paper and debt ratings of The Hartford Financial Services Group, Inc. ("HFSG") and Hartford Life, Inc. Concurrently, the financial strength ratings of The Hartford's various life and property and casualty subsidiaries remain unaffected. On December 16, 2002, all of The Hartford's financial strength and debt ratings were affirmed. The under review status is expected to be completed in conjunction with the Company's completion of its asbestos reserve study prior to the end of second quarter 2003.

On January 28, 2003, Fitch Ratings placed its fixed income ratings for HFSG and its insurer financial strength ratings for The Hartford Fire Intercompany Pool on Rating Watch Negative. Ratings for HFSG's life insurance subsidiaries and fixed income ratings at the life insurance operation's intermediate holding company, Hartford Life, Inc., were not impacted by Fitch's rating actions and remain on stable outlook. Fitch's rating action followed the Company's announcement that it is commencing a comprehensive review of its asbestos loss reserves. Fitch anticipates responding to the Rating Watch status upon completion of the asbestos review or potentially sooner if certain uncertainties are resolved earlier.

On September 19, 2002, Fitch Ratings lowered the ratings of The Hartford Life Group as part of a comprehensive industry review of all North American life insurance company ratings. For The Hartford Life Group, Fitch stated the rating action was driven primarily by Fitch's opinion that most of the very strong, publicly owned insurance organizations are more appropriately rated in the 'AA' rating category. Fitch also changed its view on the variable annuity business and stated that it believes that the associated risks, mainly variable earnings, are greater than previously considered. Fitch's long-term fixed income ratings on The Hartford Financial Services Group, Inc. were also lowered, while the affiliated property and casualty insurer financial strength ratings were affirmed. The rating outlooks are stable.

On January 28, 2003, Moody's confirmed the ratings of HFSG and its subsidiaries, including the ratings of Hartford Life, Inc. following the Company's announcement that it is commencing a comprehensive review of its asbestos loss reserves. The review is expected to be completed during the second quarter 2003. In the same action, Moody's changed the outlook on the debt ratings for both the parent company and HLI to negative from stable and also placed a negative outlook on the insurance financial strength ratings of members of The Hartford's property and casualty intercompany pool. The negative outlook reflects the significant uncertainty surrounding the Company's asbestos liabilities. The outlook for the insurance financial strength ratings (Aa3) for the life insurance companies remains stable.

On September 4, 2002, Moody's revised its outlook on The Hartford's debt ratings to Stable from Negative citing The Hartford's commitment to maintaining its capital strength in the event of a significant unforeseen loss or adverse development that would weaken its capital position.

On November 26, 2002, Standard & Poor's removed from CreditWatch its counterparty credit rating on The Hartford Financial Services Group, Inc. and related entities and lowered it to 'A-' from 'A' reflecting concerns about trends in the retirement and savings sector, the consolidated capitalization of the Company's insurance operations and the increasingly competitive environment for spread-based and equity-linked retirement and savings products. At the same time, Standard & Poor's lowered to AA- from AA the insurance financial strength ratings of Hartford Fire Intercompany Pool and the life insurance subsidiaries of HLI.

Acquisitions

Fortis

On April 2, 2001, The Hartford acquired Fortis Financial Group for $1.12 billion in cash. The Company effected the acquisition through several reinsurance agreements with subsidiaries of Fortis, Inc. and the purchase of 100% of the stock of Fortis Advisers, Inc. and Fortis Investors, Inc., wholly-owned subsidiaries of Fortis, Inc. The acquisition was recorded as a purchase transaction.

Purchase consideration for the transaction was as follows:

Issuance of:		
Common stock issuance		
(10 million shares @ $64.00 per share),		
net of transaction costs	$	615
Long-term notes:		
$400 7.375% notes due March 1, 2031		400
Trust preferred securities:		
$200 7.625% Trust Preferred Securities		
(Series B) due February 15, 2050		200
Consideration raised	$	1,215

For a further discussion of the Fortis acquisition, see Note 18(a) of Notes to Consolidated Financial Statements.

Equity Markets

For a discussion of the potential impact of the equity markets on capital and liquidity, see the Capital Markets Risk Management section under "Market Risk".

Liquidity Requirements

The liquidity requirements of The Hartford have been and will continue to be met by funds from operations as well as the issuance of commercial paper, common stock, debt securities and borrowings from its credit facilities. The principal sources of operating funds are premiums and investment income as well as maturities and sales of invested assets. The Hartford Financial Services Group, Inc. is a holding company which receives operating cash flow in the form of dividends from its subsidiaries, enabling it to service debt, pay dividends on its common stock and pay certain business expenses.

Dividends to The Hartford Financial Services Group, Inc. from its subsidiaries are restricted. The payment of dividends by Connecticut-domiciled insurers is limited under the insurance holding company laws of Connecticut. Under these laws, the insurance subsidiaries may only make their dividend payments out of unassigned surplus. These laws require notice to and approval by the state insurance commissioner for the declaration or payment of any dividend, which, together with other dividends or distributions made within the preceding twelve months, exceeds the greater of (i) 10% of the insurer's policyholder surplus as of December 31 of the preceding year or (ii) net income (or net gain from operations, if such company is a life insurance company) for the twelve-month period ending on the thirty-first day of December last preceding, in each case determined under statutory insurance accounting policies. In addition, if any dividend of a Connecticut-domiciled insurer exceeds the insurer's earned surplus, it requires the prior approval of the Connecticut Insurance Commissioner.

The insurance holding company laws of the other jurisdictions in which The Hartford's insurance subsidiaries are incorporated (or deemed commercially domiciled) generally contain similar (although in certain instances somewhat more restrictive) limitations on the payment of dividends.

As of December 31, 2002, the maximum amount of statutory dividends which may be paid to The Hartford Financial Services Group, Inc. from its insurance subsidiaries in 2003, without prior regulatory approval, is $1.8 billion.

The primary uses of funds are to pay claims, policy benefits, operating expenses and commissions and to purchase new investments. In addition, The Hartford has a policy of carrying a significant short-term investment position and accordingly does not anticipate selling intermediate- and long-term fixed maturity investments to meet any liquidity needs. (For a discussion of the Company's investment objectives and strategies, see the Investments and Capital Markets Risk Management sections.)

Terrorism Risk Insurance Act of 2002

On November 26, 2002, President Bush signed the Terrorism Risk Insurance Act of 2002 (the "Act") into law. The Act established a program that will run through 2005 that provides a backstop for insurance-related losses resulting from any "act of terrorism" certified by the Secretary of the Treasury, in concurrence with the Secretary of State and Attorney General.

The Act created a program under which the federal government will pay 90% of covered losses after an insurer's losses exceed a deductible determined by a statutorily prescribed formula, up to a combined annual aggregate limit for the federal government and all insurers of $100 billion. If an act of terrorism or acts of terrorism result in covered losses exceeding the $100 billion annual limit, insurers with losses exceeding their deductibles will not be responsible for additional losses.

The statutory formula for determining a company's deductible for each year is based on the company's direct commercial earned premiums for the prior calendar year multiplied by a specified percentage. The specified percentages are 7% for 2003, 10% for 2004 and 15% for 2005. For example, based on The Hartford's 2002 direct commercial earned premiums of $5 billion, The Hartford's 2003 deductible would be $350.

The Act applies to a significant portion of The Hartford's commercial property and casualty contracts, but it specifically excludes some of The Hartford's other insurance business, including crop or livestock insurance, reinsurance and personal lines business. The Act currently does not apply to group life insurance contracts but permits the Secretary of the Treasury to extend the backstop protection to them.

The Act requires all property and casualty insurers, including The Hartford, to make terrorism insurance coverage available in all of their covered commercial property and casualty insurance policies (as defined in the Act). The Hartford will evaluate risks with terrorism exposures by applying its internally developed underwriting guidelines and control plans. The Hartford does not anticipate significant increases in premiums due to the Act.

Risk-based Capital

The National Association of Insurance Commissioners ("NAIC") has regulations establishing minimum capitalization requirements based on risk-based capital ("RBC") formulas for both life and property and casualty companies. The requirements consist of formulas, which identify companies that are undercapitalized and require specific regulatory actions. The RBC formula for life companies establishes capital requirements relating to insurance, business, asset and interest rate risks. RBC is calculated for property and casualty companies after adjusting capital for certain underwriting, asset, credit and off-balance sheet risks. As of December 31, 2002, each of The Hartford's insurance subsidiaries within Life and Property & Casualty had more than sufficient capital to meet the NAIC's RBC requirements.

Contingencies

Legal Proceedings—The Hartford is involved in claims litigation arising in the ordinary course of business, both as a liability insurer defending third-party claims brought against insureds and as an insurer defending coverage claims brought against it. The Hartford accounts for such activity through the establishment of unpaid claim and claim adjustment expense reserves. Subject to the discussion of the litigation involving MacArthur in Part I, Item 3. Legal Proceedings and the uncertainties related to asbestos and environmental claims discussed in the MD&A under the caption "Other Operations," management expects that the ultimate liability, if any, with respect to such ordinary-course claims litigation, after consideration of provisions made for potential losses and costs of defense, will not be material to the consolidated financial condition, results of operations or cash flows of The Hartford.

The Hartford is also involved in other kinds of legal actions, some of which assert claims for substantial amounts. These actions include, among others, putative state and federal class actions seeking certification of a state or national class. Such putative class actions have alleged, for example, underpayment of claims or improper underwriting practices in connection with various kinds of insurance policies, such as personal and commercial automobile, premises liability and inland marine. The Hartford also is involved in individual actions in which punitive damages are sought, such as claims alleging bad faith in the handling of insurance claims. Management expects that the ultimate liability, if any, with respect to such lawsuits, after consideration of provisions made for potential losses and costs of defense, will not be material to the consolidated financial condition of The Hartford. Nonetheless, given the large or indeterminate amounts sought in certain of these actions, and the inherent unpredictability of litigation, it is possible that an adverse outcome in certain matters could, from time to time, have a material adverse effect on the Company's consolidated results of operations or cash flows in particular quarterly or annual periods.

Dependence on Certain Third Party Relationships—The Company distributes its annuity, life and certain property and casualty insurance products through a variety of distribution channels, including broker-dealers, banks, wholesalers, its own internal sales force and other third party organizations. The Company periodically negotiates provisions and renewals of these relationships and there can be no assurance that such terms will remain acceptable to the Company or such third parties. An interruption in the Company's continuing relationship with certain of these third parties could materially affect the Company's ability to market its products.

Legislative Initiatives

Federal measures which have been previously considered or enacted by Congress and which, if revisited, could affect the insurance business include tax law changes pertaining to the tax treatment of insurance companies and life insurance and annuity products, as well as changes in individual income tax rates and the estate tax. These changes could have an impact on the relative desirability of various personal investment vehicles. Legislation to restructure the Social Security system, expand private pension plans, and create new retirement savings incentives also may be considered.

The Bush Administration's fiscal year 2004 budget contains several proposals that could materially affect the Company's business. In particular, there are proposals that would more fully integrate corporate and individual taxes by permitting the distribution of nontaxable dividends to shareholders under certain circumstances. These proposals, if enacted, could have a material effect on sales of the Company's variable annuities and other retirement savings products, as well as implications for the Company's shareholders, both with respect to the amount of taxable dividends received, as well as the price of and tax basis in their holdings of the Company's common stock. The dividend exclusion proposal, if enacted, also would reduce the federal tax benefits currently received by the Company stemming from the dividends received deduction.

There also are proposals in the federal 2004 budget submitted by President Bush that would create new investment vehicles with larger annual contribution limits for individuals to use for savings purposes. Some of these proposed vehicles would have significant tax advantages, and could have material effects on the Company's product portfolio. There have also been proposals regarding certain deferred compensation arrangements that could have negative effects on the Company's product sales. Prospects for enactment of this legislation in 2003 are uncertain. Therefore, any potential effect on the Company's financial condition or results of operations cannot be reasonably estimated at this time.

Congress is likely to consider a number of legal reform proposals this year. Among them is legislation that would reduce the number and type of national class actions certified by state judges by updating the federal rules on diversity jurisdiction. Other proposals that will likely be considered by Congress this year include those to reform the asbestos litigation environment by, among other things, implementing medical criteria that must be met by asbestos claimants or establishing an administrative claims facility to compensate those with asbestos-related injuries. Prospects for enactment of these proposals in 2003 are uncertain.

Insolvency Fund

In all states, insurers licensed to transact certain classes of insurance are required to become members of an insolvency fund. In most states, in the event of the insolvency of an insurer writing any such class of insurance in the state, members of the fund are assessed to pay certain claims of the insolvent insurer. A particular state's fund assesses its members based on their respective written premiums in the state for the classes of insurance in which the insolvent insurer is engaged. Assessments are generally limited for any year to one or two percent of premiums written per year depending on the state. Such assessments paid by The Hartford approximated $26 in 2002, $6 in 2001 and $2 in 2000.

NAIC Codification

The NAIC adopted the Codification of Statutory Accounting Principles ("Codification") in March 1998. The effective date for the statutory accounting guidance was January 1, 2001. Each of The Hartford's domiciliary states has adopted Codification, and the Company has made the necessary changes in its statutory reporting required for implementation. The impact of applying the new guidance resulted in a benefit of approximately $400 in statutory surplus.

Other

For further information on other contingencies, see Note 16 of Notes to Consolidated Financial Statements.

Effect of Inflation

The rate of inflation as measured by the change in the average consumer price index has not had a material effect on the revenues or operating results of The Hartford during the three most recent fiscal years.

Report of Management

The management of The Hartford Financial Services Group, Inc. and its subsidiaries ("The Hartford") is responsible for the preparation and integrity of information contained in the accompanying consolidated financial statements and other sections of the Annual Report. The financial statements are prepared in accordance with accounting principles generally accepted in the United States and, where necessary, include amounts that are based on management's informed judgments and estimates. Management believes these statements present fairly The Hartford's financial position and results of operations, and that any other information contained in the Annual Report is consistent with the financial statements.

Management has made available The Hartford's financial records and related data to Deloitte & Touche LLP, independent auditors, in order to perform their audits of The Hartford's consolidated financial statements. Their report appears on page 103.

An essential element in meeting management's financial responsibilities is The Hartford's system of internal controls. These controls, which include accounting controls and The Hartford's internal auditing program, are designed to provide reasonable assurance that assets are safeguarded, and transactions are properly authorized, executed and recorded. The controls, which are documented and communicated to employees in the form of written codes of conduct and policies and procedures, provide for careful selection of personnel and for appropriate division of responsibility. Management continually monitors for compliance, while The Hartford's internal auditors independently assess the effectiveness of the controls and make recommendations for improvement.

Another important element is management's recognition and acknowledgement within the organization of its responsibility for fostering a strong, ethical climate, thereby firmly establishing an expectation that The Hartford's affairs be transacted according to the highest standards of personal and professional conduct. The Hartford has a long-standing reputation of integrity in business conduct and utilizes communication and education to create and fortify a strong compliance culture.

The Audit Committee of the Board of Directors of The Hartford, composed of independent directors, meets periodically with the external and internal auditors to evaluate the effectiveness of work performed by them in discharging their respective responsibilities and to ensure their independence and free access to the Committee.

Independent Auditors' Report

To the Board of Directors and Stockholders of
The Hartford Financial Services Group, Inc.
Hartford, Connecticut

We have audited the accompanying consolidated balance sheets of The Hartford Financial Services Group, Inc. and its subsidiaries (collectively, "the Company") as of December 31, 2002 and 2001, and the related consolidated statements of income, changes in stockholders' equity, comprehensive income and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of The Hartford Financial Services Group, Inc. and its subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1(d) of the consolidated financial statements, the Company changed its method of accounting for goodwill and indefinite-lived intangible assets in 2002. In addition, the Company changed its method of accounting for derivative instruments and hedging activities and its method of accounting for the recognition of interest income and impairment on purchased retained beneficial interests in securitized financial assets in 2001.

Deloitte & Touche LLP
Hartford, Connecticut
February 19, 2003

Consolidated Statements of Income

For the years ended December 31, (In millions, except for per share data)	2002	2001	2000
Revenues			
Earned premiums	$ 10,301	$ 9,409	$ 8,941
Fee income	2,577	2,633	2,484
Net investment income	2,953	2,850	2,674
Other revenue	476	491	459
Net realized capital gains (losses)	(400)	(236)	145
Total revenues	15,907	15,147	14,703
Benefits, claims and expenses			
Benefits, claims and claim adjustment expenses	9,524	9,764	8,419
Amortization of deferred policy acquisition costs and present value of future profits	2,241	2,214	2,213
Insurance operating costs and expenses	2,317	2,037	1,958
Goodwill amortization	—	60	28
Other expenses	757	731	667
Total benefits, claims and expenses	14,839	14,806	13,285
Income before income taxes, minority interest and cumulative effect of accounting changes	1,068	341	1,418
Income tax expense (benefit)	68	(200)	390
Income before minority interest and cumulative effect of accounting changes	1,000	541	1,028
Minority interest in consolidated subsidiary	—	—	(54)
Income before cumulative effect of accounting changes	1,000	541	974
Cumulative effect of accounting changes, net of tax	—	(34)	—
Net income	$ 1,000	$ 507	$ 974
Basic earnings per share			
Income before cumulative effect of accounting changes	$ 4.01	$ 2.27	$ 4.42
Cumulative effect of accounting changes, net of tax	—	(0.14)	—
Net income	$ 4.01	$ 2.13	$ 4.42
Diluted earnings per share			
Income before cumulative effect of accounting changes	$ 3.97	$ 2.24	$ 4.34
Cumulative effect of accounting changes, net of tax	—	(0.14)	—
Net income	$ 3.97	$ 2.10	$ 4.34
Weighted average common shares outstanding	249.4	237.7	220.6
Weighted average common shares outstanding and dilutive potential common shares	251.8	241.4	224.4
Cash dividends declared per share	$ 1.05	$ 1.01	$ 0.97

See Notes to Consolidated Financial Statements.

Consolidated Balance Sheets

As of December 31, (In millions, except for share data)	2002	2001
Assets		
Investments		
Fixed maturities, available for sale, at fair value (amortized cost of $46,241 and $39,154)	$ 48,889	$ 40,046
Equity securities, available for sale, at fair value (cost of $937 and $1,289)	917	1,349
Policy loans, at outstanding balance	2,934	3,317
Other investments	1,790	1,977
Total investments	54,530	46,689
Cash	377	353
Premiums receivable and agents' balances	2,611	2,790
Reinsurance recoverables	5,095	5,162
Deferred policy acquisition costs and present value of future profits	6,689	6,420
Deferred income taxes	545	693
Goodwill	1,721	1,721
Other assets	3,397	3,045
Separate account assets	107,078	114,720
Total assets	$ 182,043	$ 181,593
Liabilities		
Reserve for future policy benefits and unpaid claims and claim adjustment expenses		
Property and casualty	$ 17,159	$ 17,036
Life	9,505	8,819
Other policyholder funds and benefits payable	23,018	19,355
Unearned premiums	3,989	3,436
Short-term debt	315	599
Long-term debt	2,596	1,965
Company obligated mandatorily redeemable preferred securities of subsidiary trusts holding solely junior subordinated debentures	1,468	1,412
Other liabilities	6,181	5,238
Separate account liabilities	107,078	114,720
Total liabilities	$ 171,309	$ 172,580
Commitments and Contingencies (Note 16)		
Stockholders' Equity		
Common stock—750,000,000 and 400,000,000 shares authorized, 258,184,483 and 248,477,367 shares issued, $0.01 par value	3	2
Additional paid-in capital	2,784	2,362
Retained earnings	6,890	6,152
Treasury stock, at cost—2,943,565 and 2,941,340 shares	(37)	(37)
Accumulated other comprehensive income	1,094	534
Total stockholders' equity	10,734	9,013
Total liabilities and stockholders' equity	$ 182,043	$ 181,593

See Notes to Consolidated Financial Statements.

Consolidated Statements of Changes in Stockholders' Equity

For the years ended December 31, (In millions, except for share data)	2002	2001	2000
Common Stock/Additional Paid-in Capital			
Balance at beginning of period	$ 2,364	$ 1,688	$ 1,553
Issuance of common stock in underwritten offerings	330	569	—
Issuance of equity units	(33)	—	—
Issuance of shares under incentive and stock purchase plans	101	93	(51)
Issuance of common stock from treasury	—	—	56
Conversion of Hartford Life, Inc. employee stock options and restricted shares	—	—	84
Tax benefit on employee stock options and awards	25	14	46
Balance at end of period	2,787	2,364	1,688
Retained Earnings			
Balance at beginning of period	6,152	5,887	5,127
Net income	1,000	507	974
Dividends declared on common stock	(262)	(242)	(214)
Balance at end of period	6,890	6,152	5,887
Treasury Stock, at Cost			
Balance at beginning of period	(37)	(480)	(942)
Issuance of common stock in underwritten offerings	—	446	—
Issuance of shares under incentive and stock purchase plans	—	4	212
Issuance of common stock from treasury	—	—	342
Conversion of Hartford Life, Inc. employee stock options and restricted shares	—	—	8
Treasury stock acquired	—	(7)	(100)
Balance at end of period	(37)	(37)	(480)
Accumulated Other Comprehensive Income			
Balance at beginning of period	534	369	(272)
Change in unrealized gain on securities, net of tax			
Change in unrealized gain on securities	838	110	695
Cumulative effect of accounting change	—	(1)	—
Change in net gain on cash-flow hedging instruments, net of tax			
Change in net gain on cash-flow hedging instruments	65	39	—
Cumulative effect of accounting change	—	24	—
Foreign currency translation adjustments	21	(3)	(50)
Minimum pension liability adjustment, net of tax	(364)	(4)	(4)
Total other comprehensive income	560	165	641
Balance at end of period	1,094	534	369
Total stockholders' equity	$ 10,734	$ 9,013	$ 7,464
Outstanding Shares (in thousands)			
Balance at beginning of period	245,536	226,290	217,226
Issuance of common stock in underwritten offerings	7,303	17,042	—
Issuance of shares under incentive and stock purchase plans	2,402	2,331	4,460
Issuance of common stock from treasury	—	—	7,250
Conversion of Hartford Life, Inc. employee stock options and restricted shares	—	—	186
Treasury stock acquired	—	(127)	(2,832)
Balance at end of period	255,241	245,536	226,290

See Notes to Consolidated Financial Statements.

Consolidated Statements of Comprehensive Income

For the years ended December 31, (In millions)	2002	2001	2000
Comprehensive Income			
Net income	$ 1,000	$ 507	$ 974
Other Comprehensive Income			
Change in unrealized gain on securities, net of tax			
Change in unrealized gain on securities	838	110	695
Cumulative effect of accounting change	—	(1)	—
Change in net gain on cash-flow hedging instruments, net of tax			
Change in net gain on cash-flow hedging instruments	65	39	—
Cumulative effect of accounting change	—	24	—
Foreign currency translation adjustments	21	(3)	(50)
Minimum pension liability adjustment, net of tax	(364)	(4)	(4)
Total other comprehensive income	560	165	641
Total comprehensive income	$ 1,560	$ 672	$ 1,615

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

For the years ended December 31, (In millions)	2002	2001	2000
Operating Activities			
Net income	$ 1,000	$ 507	$ 974
Adjustments to reconcile net income to net cash provided by operating activities			
Amortization of deferred policy acquisition costs	2,241	2,214	2,213
Additions to deferred policy acquisition costs	(2,859)	(2,739)	(2,573)
Change in:			
Liabilities for future policy benefits, unpaid claims and claim adjustment expenses and unearned premiums	1,702	2,737	1,130
Reinsurance recoverables	191	(599)	(85)
Receivables, payables and accruals	(282)	197	126
Accrued and deferred income taxes	202	(119)	398
Minority interest in consolidated subsidiary	—	—	54
Net realized capital (gains) losses	400	236	(145)
Depreciation and amortization	104	85	63
Cumulative effect of accounting changes, net of tax	—	34	—
Other, net	(50)	(250)	280
Net cash provided by operating activities	2,649	2,303	2,435
Investing Activities			
Purchase of investments	(22,085)	(16,871)	(15,104)
Sale of investments	12,740	9,850	11,985
Maturity of investments	2,910	2,760	2,001
Purchase of business/affiliate, net of cash acquired	—	(1,105)	(1,391)
Sale of affiliates	—	39	545
Additions to property, plant and equipment	(189)	(209)	(200)
Net cash used for investing activities	(6,624)	(5,536)	(2,164)
Financing Activities			
Short-term debt, net	16	264	4
Issuance of long-term debt	617	400	516
Issuance of trust preferred securities	—	684	—
Repayment of long-term debt	(300)	(200)	—
Repayment of trust preferred securities	—	(500)	—
Issuance of common stock	330	1,015	398
Net proceeds from (disbursements for) investment and universal life-type contracts charged against policyholder accounts	3,491	1,867	(947)
Dividends paid	(257)	(235)	(210)
Acquisition of treasury stock	—	(7)	(100)
Proceeds from issuances of shares under incentive and stock purchase plans	92	77	131
Net cash provided by (used for) financing activities	3,989	3,365	(208)
Foreign exchange rate effect on cash	10	(6)	(18)
Net increase in cash	24	126	45
Cash—beginning of year	353	227	182
Cash—end of year	$ 377	$ 353	$ 227

Supplemental Disclosure of Cash Flow Information:

Net Cash Paid (Received) During the Year for:	2002	2001	2000
Income taxes	$ (102)	$ (52)	$ 95
Interest	$ 260	$ 275	$ 245

See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

(Dollar amounts in millions, except for per share data, unless otherwise stated)

1 Basis of Presentation and Accounting Policies

(a) Basis of Presentation

The Hartford Financial Services Group, Inc. and its consolidated subsidiaries ("The Hartford" or the "Company") provide investment products and life and property and casualty insurance to both individual and business customers in the United States and internationally.

On April 2, 2001, The Hartford acquired the U.S. individual life insurance, annuity and mutual fund businesses of Fortis, Inc. (operating as "Fortis Financial Group", or "Fortis"). The acquisition was accounted for as a purchase transaction and, as such, the revenues and expenses generated by this business from April 2, 2001 forward are included in the Company's Consolidated Statements of Income. (For further discussion of the Fortis acquisition, see Note 18(a).)

On December 22, 2000, The Hartford completed the sale of its Netherlands-based Zwolsche Algemeene N.V. ("Zwolsche") subsidiary to Assurances Générales de France, a subsidiary of Allianz AG. For purposes of these consolidated financial statements, Zwolsche's operating results are included in The Hartford's Consolidated Statements of Income through the date of sale. (For further discussion of this disposition, see Note 18(b).)

On June 27, 2000, The Hartford acquired all of the outstanding shares of Hartford Life, Inc. ("HLI") that it did not already own ("The HLI Repurchase"). The accompanying consolidated financial statements reflect the minority interest in HLI of approximately 19% prior to the acquisition date. (For a further discussion of The HLI Repurchase, see Note 18(a).)

The consolidated financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America, which differ materially from the accounting prescribed by various insurance regulatory authorities. Less than majority-owned subsidiaries in which The Hartford has at least a 20% interest are reported on the equity basis. All material intercompany transactions and balances between The Hartford, its subsidiaries and affiliates have been eliminated.

(b) Use of Estimates

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The most significant estimates include those used in determining reserves; deferred policy acquisition costs; valuation of investments and derivative instruments; pension and other postretirement benefits; and contingencies.

(c) Reclassifications

Certain reclassifications have been made to prior year financial information to conform to the current year classifications.

(d) Adoption of New Accounting Standards

In April 2002, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections". Under historical guidance, all gains and losses resulting from the extinguishment of debt were required to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. SFAS No. 145 rescinds that guidance and requires that gains and losses from extinguishments of debt be classified as extraordinary items only if they are both unusual and infrequent in occurrence. SFAS No. 145 also amends SFAS No. 13, "Accounting for Leases" for the required accounting treatment of certain lease modifications that have economic effects similar to sale-leaseback transactions. SFAS No. 145 requires that those lease modifications be accounted for in the same manner as sale-leaseback transactions. In the fourth quarter of 2002, the Company early adopted the provisions of SFAS No. 145 related to the rescission of SFAS No. 4 retroactively and reclassified the 2001 extraordinary loss from early retirement of debt of $13, before-tax, to other expenses. The provisions of SFAS No. 145 related to SFAS No. 13 are effective for transactions occurring after May 15, 2002. Adoption of the provisions of SFAS No. 145 related to SFAS No. 13 did not have a material impact on the Company's consolidated financial condition or results of operations.

Effective September 2001, the Company adopted Emerging Issues Task Force ("EITF") Issue No. 01-10, "Accounting for the Impact of the Terrorist Attacks of September 11, 2001". Under the consensus, costs related to the terrorist act should be reported as part of income from continuing operations and not as an extraordinary item. The Company has recognized and classified all direct and indirect costs associated with the attack of September 11 in accordance with the consensus. (For discussion of the impact of the September 11 terrorist attack ("September 11"), see Note 2.)

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 establishes an accounting model for long-lived assets to be disposed of by sale that applies to all long-lived assets, including discontinued operations. SFAS No. 144 requires that those long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. The provisions of SFAS No. 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001. Adoption of SFAS No. 144 did not have a material impact on the Company's consolidated financial condition or results of operations.

In June 2001, the FASB issued SFAS No. 141, "Business Combinations". SFAS No. 141 eliminates the pooling-of-interests method of accounting for business combinations, requiring all business combinations to be accounted for under the purchase method. Accordingly, net assets acquired are recorded at fair value with any excess of cost over net assets assigned to goodwill.

SFAS No. 141 also requires that certain intangible assets acquired in a business combination be recognized apart from goodwill. The provisions of SFAS No. 141 apply to all business combinations initiated after June 30, 2001. Adoption of SFAS No. 141 did not have a material impact on the Company's consolidated financial condition or results of operations.

In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets". Under SFAS No. 142, effective January 1, 2002, amortization of goodwill is precluded; however, its recoverability must be periodically (at least annually) reviewed and tested for impairment.

Goodwill must be tested at the reporting unit level for impairment in the year of adoption, including an initial test performed within six months of adoption. If the initial test indicates a potential impairment, then a more detailed analysis to determine the extent of impairment must be completed within twelve months of adoption.

During the second quarter of 2002, the Company completed the review and analysis of its goodwill asset in accordance with the provisions of SFAS No. 142. The result of the analysis indicated that each reporting unit's fair value exceeded its carrying amount, including goodwill. As a result, goodwill for each reporting unit was not considered impaired.

SFAS No. 142 also requires that useful lives for intangibles other than goodwill be reassessed and remaining amortization periods be adjusted accordingly. (For further discussion of the impact of SFAS No. 142, see Note 5.)

Effective April 1, 2001, the Company adopted EITF Issue No. 99-20, "Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets". Under the consensus, investors in certain securities with contractual cash flows, primarily asset-backed securities, are required to periodically update their best estimate of cash flows over the life of the security. If the fair value of the securitized financial asset is less than its carrying amount and there has been a decrease in the present value of the estimated cash flows since the last revised estimate, considering both timing and amount, an other than temporary impairment charge is recognized. The estimated cash flows are also used to evaluate whether there have been any changes in the securitized asset's estimated yield. All yield adjustments are accounted for on a prospective basis. Upon adoption of EITF Issue No. 99-20, the Company recorded an $11 charge as the net of tax cumulative effect of the accounting change.

Effective January 1, 2001, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended by SFAS Nos. 137 and 138. The standard requires, among other things, that all derivatives be carried on the balance sheet at fair value. The standard also specifies hedge accounting criteria under which a derivative can qualify for special accounting. In order to receive special accounting, the derivative instrument must qualify as a hedge of either the fair value or the variability of the cash flow of a qualified asset or liability, or forecasted transaction. Special accounting for qualifying hedges provides for matching the timing of gain or loss recognition on the hedging instrument with the recognition of the corresponding changes in value of the hedged item. The Company's policy prior to adopting SFAS No. 133 was to carry its derivative instruments on the balance sheet in a manner similar to the hedged item(s).

Upon adoption of SFAS No. 133, the Company recorded a $23 charge as the net of tax cumulative effect of the accounting change. This transition adjustment was primarily comprised of gains and losses on derivatives that had been previously deferred and not adjusted to the carrying amount of the hedged item. Also included in the transition adjustment were gains and losses related to recognizing at fair value all derivatives that are designated as fair-value hedging instruments offset by the difference between the book values and fair values of related hedged items attributable to the hedged risks. The entire transition amount was previously recorded in Accumulated Other Comprehensive Income ("AOCI")—Unrealized Gain/Loss on Securities in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". Gains and losses on derivatives that were previously deferred as adjustments to the carrying amount of hedged items were not affected by the implementation of SFAS No. 133. Upon adoption, the Company also reclassified $24, net of tax, to AOCI—Gain on Cash-Flow Hedging Instruments from AOCI—Unrealized Gain/Loss on Securities. This reclassification reflects the January 1, 2001 net unrealized gain for all derivatives that were designated as cash-flow hedging instruments. (For further discussion of the Company's derivative-related accounting policies, see Note 1(h).)

In September 2000, the FASB issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities—a Replacement of FASB Statement No. 125". SFAS No. 140 revises the accounting for securitizations, other financial asset transfers and collateral arrangements. SFAS No. 140 was effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. For recognition and disclosure of collateral and for additional disclosures related to securitization transactions, SFAS No. 140 was effective for the Company's December 31, 2000 financial statements. Adoption of SFAS No. 140 did not have a material impact on the Company's consolidated financial condition or results of operations.

In March 2000, the FASB issued Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation—an Interpretation of Accounting Principles Board ("APB") Opinion No. 25" ("FIN 44"). FIN 44 clarifies the application of APB Opinion No. 25, "Accounting for Stock Issued to Employees", regarding the definition of employee, the criteria for determining a non-compensatory plan, the accounting for changes to the terms of a previously fixed stock option or award, the accounting for an exchange of stock compensation awards in a business combination and other stock compensation related issues. FIN 44 became effective July 1, 2000, with respect to new awards, modifications to outstanding awards and changes in grantee status that occur on or after that date. The adoption of FIN 44 did not have a material impact on the Company's consolidated financial condition or results of operations.

Effective January 1, 2000, The Hartford adopted Statement of Position ("SOP") No. 98-7, "Accounting for Insurance and Reinsurance Contracts That Do Not Transfer Insurance Risk". This SOP provides guidance on the method of accounting for insurance and reinsurance contracts that do not transfer insurance risk, defined in the SOP as the deposit method. Adoption of this SOP did not have a material impact on the Company's consolidated financial condition or results of operations.

(e) Future Adoption of New Accounting Standards

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"), which requires an enterprise to assess if consolidation of an entity is appropriate based upon its variable economic interests in a variable interest entity ("VIE"). The initial determination of whether an entity is a VIE shall be made on the date at which an enterprise becomes involved with the entity. A VIE is an entity in which the equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. An enterprise shall consolidate a VIE if it has a variable interest that will absorb a majority of the VIEs expected losses if they occur, receive a majority of the entity's expected residual returns if they occur or both. A direct or indirect ability to make decisions that significantly affect the results of the activities of a VIE is a strong indication that an enterprise has one or both of the characteristics that would require consolidation of the VIE.

FIN 46 is effective for new VIEs established subsequent to January 31, 2003, and for existing VIEs as of July 1, 2003. The Hartford invests in a variety of investment structures that require analysis under FIN 46, including asset-backed securities, partnerships and certain trust securities and is currently assessing the impact of adopting FIN 46. Based upon a preliminary review, the adoption of FIN 46 is not expected to have a material impact on the Company's financial condition or results of operations as there were no material VIEs identified which would require consolidation. FIN 46 further requires the disclosure of certain information related to VIEs in which the Company holds a significant variable interest. The Company does not believe that it owns any such interests that require disclosure at this time.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 requires certain guarantees to be recorded at fair value and also requires a guarantor to make new disclosures, even when the likelihood of making payments under the guarantee is remote. In general, the Interpretation applies to contracts or indemnification agreements that contingently require the guarantor to make payments to the guaranteed party based on changes in an underlying that is related to an asset, liability or an equity security of the guaranteed party. The recognition provisions of FIN 45 are effective on a prospective basis for guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for financial statements of interim and annual periods ending after December 15, 2002. See disclosures in Note 1(h), "Other Investment and Risk Management Activities—Specific Strategies". Adoption of this statement is not expected to have a material impact on the Company's consolidated financial condition or results of operations.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities", which addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)" ("Issue 94-3"). The principal difference between SFAS No. 146 and Issue 94-3 is that SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred, rather than at the date of an entity's commitment to an exit plan. SFAS No. 146 is effective for exit or disposal activities after December 31, 2002. Adoption of SFAS No. 146 will result in a change in the timing of when a liability is recognized if the Company has restructuring activities after December 31, 2002.

(f) Expensing Stock Options

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure and Amendment to FASB No. 123", which provides three optional transition methods for entities that decide to voluntarily adopt the fair value recognition principles of SFAS No. 123, "Accounting for Stock Issued to Employees", and modifies the disclosure requirements of SFAS No. 123. Under the prospective method, stock-based compensation expense is recognized for awards granted after the beginning of the fiscal year in which the change is made. The modified prospective method recognizes stock-based compensation expense related to new and unvested awards in the year of change equal to that which would have been recognized had SFAS No. 123 been adopted as of its effective date, fiscal years beginning after December 15, 1994. The retrospective restatement method recognizes stock compensation costs for the year of change and restates financial statements for all prior periods presented as though the fair value recognition provisions of SFAS No. 123 had been adopted as of its effective date.

In January 2003, the Company adopted the fair value recognition provisions of accounting for employee stock compensation.

Prior to January 2003, the Company applied the intrinsic value-based provisions set forth in APB Opinion No. 25. Under the intrinsic value method, compensation expense is determined on the measurement date, which is the first date on which both the number of shares the employee is entitled to receive, and the exercise price are known. Compensation expense, if any, is measured based on the award's intrinsic value, which is the excess of the market price of the stock over the exercise price on the measurement date. For the years ended December 31, 2002, 2001 and 2000, compensation expense related to the Company's stock-based compensation plans, including non-option plans, was $6, $8 and $23 after-tax, respectively. The expense, including non-option plans, related to stock-based employee compensation included in the determination of net income for 2002 is less than that which would have been recognized if the fair value method had been applied to all awards since the effective date of SFAS No. 123. (For further discussion of the Company's stock compensation plans, see Note 11.)

The following table illustrates the effect on net income and earnings per share as if the fair value method had been applied to all outstanding and unvested awards in each period.

For the years ended December 31, (In millions, except for per share data)	2002	2001	2000
Net income, as reported	$ 1,000	$ 507	$ 974
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects [1]	3	2	1
Deduct: Total stock-based employee compensation expense determined under the fair value method for all awards, net of related tax effects	(56)	(46)	(37)
Pro forma net income [2]	$ 947	$ 463	$ 938
Earnings per share:			
Basic—as reported	$ 4.01	$ 2.13	$ 4.42
Basic—pro forma [2]	$ 3.80	$ 1.95	$ 4.25
Diluted—as reported	$ 3.97	$ 2.10	$ 4.34
Diluted—pro forma [2]	$ 3.76	$ 1.92	$ 4.18

[1] Excludes the impact of non-option plans of $3, $6 and $22 for the years ended December 31, 2002, 2001 and 2000, respectively.

[2] *The pro forma disclosures are not representative of the effects on net income and earnings per share in future years.*

The fair value of each option grant was estimated on the date of the grant using the Black-Scholes options-pricing model with the following weighted average assumptions used for grants in 2002, 2001 and 2000: dividend yield of 1.6% for 2002, 1.6% for 2001 and 1.5% for 2000; expected price variability of 40.8% for 2002, 29.1% for 2001 and 35.7% for 2000; risk-free interest rates of 4.27% for 2002 grants, 4.98% for 2001 grants and 6.41% for 2000 grants; and expected lives of six years for 2002, six years for 2001 and four years for 2000.

(g) Investments

The Hartford's investments in both fixed maturities, which include bonds, redeemable preferred stock and commercial paper, and equity securities, which include common and non-redeemable preferred stocks, are classified as "available for sale" as defined in SFAS No. 115. Accordingly, these securities are carried at fair value with the after-tax difference from amortized cost, as adjusted for the effect of deducting the life and pension policyholders' share related to the Company's immediate participation guaranteed contracts and the related change in amortization of deferred policy acquisition costs, reflected in stockholders' equity as a component of AOCI. Policy loans are carried at outstanding balance which approximates fair value. Other investments consist primarily of limited partnership investments, which are accounted for by the equity method. The Company's net income from partnerships is included in net investment income. Other investments also include mortgage loans carried at amortized cost and derivatives at fair value.

The fair value of securities is based upon quoted market prices when available or broker quotations. Where market prices or broker quotations are not available, management typically estimates the fair value based upon discounted cash flows, applying current interest rates for similar financial instruments with comparable terms and credit quality. The estimated fair value of a financial instrument may differ significantly from the amount that could be realized if the security was sold immediately. Derivative instruments are reported at fair value based upon internally established valuations that are consistent with external valuation models, quotations furnished by dealers in such instrument or market quotations.

Net realized capital gains and losses on security transactions associated with the Company's immediate participation guaranteed contracts are recorded and offset by amounts owed to policyholders and were $(1), $(1) and $(9) for the years ended December 31, 2002, 2001 and 2000, respectively. Under the terms of the contracts, the net realized capital gains and losses will be credited to policyholders in future years as they are entitled to receive them. Net realized capital gains and losses, after deducting the life and pension policyholders' share and related amortization of deferred policy acquisition costs for certain Life products, are reported as a component of revenues and are determined on a specific identification basis.

The Company's accounting policy requires that a decline in the value of a security below its amortized cost basis be assessed to determine if the decline is other than temporary. If so, the security is deemed to be impaired and a charge is recorded in net realized capital losses equal to the difference between the fair value and amortized cost basis of the security. The fair value of the impaired investment becomes its new cost basis. The Company has a security monitoring process overseen by a committee of investment and accounting professionals that identifies securities that, due to certain characteristics, are subjected to an enhanced analysis on a quarterly basis. Such characteristics include, but are not limited to: a deterioration of the financial condition of the issuer, the magnitude and duration of unrealized losses, credit rating and industry category.

The primary factors considered in evaluating whether a decline in value for fixed income and equity securities is other than temporary include: (a) the length of time and the extent to which the fair value has been less than cost, (b) the financial conditions and near-term prospects of the issuer, (c) whether the debtor is current on contractually obligated interest and principal payments, and (d) the intent and ability of the Company to retain the investment for a period of time sufficient to allow for any anticipated recovery. Additionally, for certain securitized financial assets with contractual cash flows (including asset-backed securities), EITF Issue No. 99-20 requires the Company to periodically update its best estimate of cash flows over the life of the security. If management determines that the fair value of its securitized financial asset is less than its carrying amount and there has been a decrease in the present value of the estimated cash flows since the last revised estimate, considering both timing and amount, then an other than temporary impairment charge is recognized. Furthermore, for securities expected to be sold, an other than temporary impairment charge is recognized if the Company does not expect the fair value of a security to recover to cost prior to the expected date of sale. Once an impairment charge has been recorded, the Company then continues to review the other than temporarily impaired securities for appropriate valuation on an ongoing basis.

(h) Derivative Instruments

Overview

The Company utilizes a variety of derivative instruments, including swaps, caps, floors, forwards and exchange traded futures and options through one of four Company-approved objectives: to hedge risk arising from interest rate, price or currency exchange rate volatility; to manage liquidity; to control transaction costs; or to enter into income enhancement and replication transactions.

All of the Company's derivative transactions are permitted uses of derivatives under the derivatives use plan filed and/or approved, as applicable, by the State of Connecticut and State of New York insurance departments. The Company does not make a market or trade in these instruments for the express purpose of earning short-term trading profits.

Accounting and Financial Statement Presentation of Derivative Instruments and Hedging Activities

Effective January 1, 2001, and in accordance with SFAS No. 133, all derivatives are recognized on the balance sheet at their fair value. On the date the derivative contract is entered into, the Company designates the derivative as (1) a hedge of the fair value of a recognized asset or liability ("fair value" hedge), (2) a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability ("cash-flow" hedge), (3) a foreign-currency, fair value or cash-flow hedge ("foreign-currency" hedge), (4) a hedge of a net investment in a foreign operation or (5) held for other investment and risk management activities, which primarily involve managing asset or liability related risks which do not qualify for hedge accounting under SFAS No. 133. Changes in the fair value of a derivative that is designated and qualifies as a fair-value hedge, along with the gain or loss on the hedged asset or liability that is attributable to the hedged risk, are recorded in current period earnings as net realized capital gains and losses. Changes in the fair value of a derivative that is designated and qualifies as a cash-flow hedge are recorded in AOCI and are reclassified into earnings when earnings are impacted by the variability of the cash flow of the hedged item. Changes in the fair value of derivatives that are designated and qualify as foreign-currency hedges are recorded in either current period earnings or AOCI, depending on whether the hedged transaction is a fair value hedge or a cash-flow hedge. If, however, a derivative is used as a hedge of a net investment in a foreign operation, its changes in fair value, to the extent effective as a hedge, are recorded in the foreign currency translation adjustments account within stockholders' equity. Changes in the fair value of derivative instruments held for other investment and risk management purposes are reported in current period earnings as net realized capital gains and losses. As of December 31, 2002, and 2001, the Company carried $299 and $138, respectively, of derivative assets in other investments and $208 and $208, respectively, of derivative liabilities in other liabilities.

Hedge Documentation and Effectiveness Testing

At hedge inception, the Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking each hedge transaction. In connection with the implementation of SFAS No. 133, the Company designated anew all existing hedge relationships. The documentation process includes linking all derivatives that are designated as fair value, cash-flow or foreign-currency hedges to specific assets and liabilities on the balance sheet or to specific forecasted transactions. The Company also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. At inception, and on a quarterly basis, the change in value of the hedging instrument and the change in value of the hedged item are measured to assess the validity of maintaining special hedge accounting. Hedging relationships are considered highly effective if the changes in the fair value or discounted cash flows of the hedging instrument are within a ratio of 80-125% of the inverse changes in the fair value or discounted cash flows of the hedged item. Hedge effectiveness is evaluated primarily based on regression analysis or the cumulative change in cash flow or fair value, as appropriate. If it is determined that a derivative is no longer highly effective as a hedge, the Company discontinues hedge accounting in the period in which effectiveness was lost and prospectively, as discussed below under discontinuance of hedge accounting.

Credit Risk

The Company's derivatives counterparty exposure policy establishes market-based credit limits, favors long-term financial stability and creditworthiness, and typically requires credit enhancement/credit risk reducing agreements. By using derivative instruments, the Company is exposed to credit risk, which is measured as the amount owed to the Company based on current market conditions and potential payment obligations between the Company and its counterparties. When the fair value of a derivative contract is positive, this indicates that the counterparty owes the Company, and, therefore, exposes the Company to credit risk. Credit exposures are generally quantified weekly and netted, and collateral is pledged to and held by, or on behalf of, the Company to the extent the current value of derivatives exceeds exposure policy thresholds. The Company also minimizes the credit risk in derivative instruments by entering into transactions with high quality counterparties that are reviewed periodically by the Company's internal compliance unit, reviewed frequently by senior management and reported to the Company's Finance Committee of the Board of Directors. The Company also maintains a policy of requiring that all derivative contracts be governed by an International Swaps and Derivatives Association Master Agreement which is structured by legal entity and by counterparty and permits right of offset.

Embedded Derivatives

The Company occasionally purchases or issues financial instruments that contain a derivative instrument that is embedded in the financial instrument. When it is determined that (1) the embedded derivative possesses economic characteristics that are not clearly and closely related to the economic characteristics of the host contract, and (2) a separate instrument with the same terms would qualify as a derivative instrument, the embedded derivative is bifurcated from the host for measurement purposes. The embedded derivative, which is reported with the host instrument, is carried at fair value with changes in value reported in net realized capital gains and losses.

Discontinuance of Hedge Accounting

The Company discontinues hedge accounting prospectively when (1) it is determined that the derivative is no longer highly effective in offsetting changes in the fair value or cash flows of a hedged item; (2) the derivative is dedesignated as a hedge instrument, because it is unlikely that a forecasted transaction will occur; or (3) the derivative expires or is sold, terminated, or exercised. When hedge accounting is discontinued because it is determined that the derivative no longer qualifies as an effective fair-value hedge, the derivative continues to be carried at fair value on the balance sheet with changes in its fair value recognized in current period earnings. The changes in the fair value of the hedged asset or liability are no longer recorded in earnings. When hedge accounting is discontinued because the Company becomes aware that it is probable that a forecasted transaction will not occur, the derivative continues to be carried on the balance sheet at its fair value, and gains and losses that were accumulated in AOCI are recognized immediately in earnings. In all other situations in which hedge accounting is discontinued on a cash-flow hedge, including those where the derivative is sold, terminated or exercised, amounts previously deferred in AOCI are amortized into earnings when earnings are impacted by the variability of the cash flow of the hedged item.

SFAS No. 133 Categorization of the Company's Hedging Activities

Cash-Flow Hedges

General

For the years ended December 31, 2002 and 2001, the Company's gross gains and losses representing the total ineffectiveness of all cash-flow hedges were immaterial, with the net impact reported as net realized capital gains and losses.

Gains and losses on derivative contracts that are reclassified from AOCI to current period earnings are included in the line item in the statement of income in which the hedged item is recorded. As of December 31, 2002 and 2001, the after-tax deferred net gains on derivative instruments accumulated in AOCI that are expected to be reclassified to earnings during the next twelve months are $7 and $2, respectively. This expectation is based on the anticipated interest payments on hedged investments in fixed maturity securities that will occur over the next twelve months, at which time the Company will recognize the deferred net gains/losses as an adjustment to interest income over the term of the investment cash flows. The maximum term over which the Company is hedging its exposure to the variability of future cash flows (for all forecasted transactions, excluding interest payments on variable-rate debt) is twelve months. As of December 31, 2002 and 2001, the Company held derivative notional value related to strategies categorized as cash-flow hedges of $3.2 billion and $2.6 billion, respectively. For the years ended December 31, 2002 and 2001, the net reclassifications from AOCI to earnings resulting from the discontinuance of cash-flow hedges were immaterial.

Specific Strategies

The Company's primary use of cash-flow hedging is to use interest-rate swaps as an "asset hedging" strategy, in order to convert interest receipts on floating-rate fixed maturity investments to fixed rates. When multiple assets are designated in a hedging relationship under SFAS No. 133, a homogeneity test is performed to ensure that the assets react similarly to changes in market conditions. To satisfy this requirement, at inception of the hedge, fixed maturity investments with identical variable rates are grouped together (for example, 1-month LIBOR or 3-month LIBOR, not both).

The Company enters into "receive fixed/pay variable" interest rate swaps to hedge the variability in the first LIBOR-based interest payments received on each pool of eligible variable rate fixed maturity investments. Ineffectiveness is measured by comparing the present value of the variable rate pay side of the swaps to the present value of the first anticipated variable rate interest receipts on the hedged fixed maturity investments. At December 31, 2002 and 2001, the Company held $2.7 billion and $2.0 billion, respectively, in derivative notional value related to this strategy.

The Company enters into foreign currency swaps to hedge the variability in cash flow associated with certain foreign denominated fixed maturity investments. The foreign currency swap agreements are structured to match the foreign currency cash flows of the foreign denominated fixed maturity investments (i.e., par/notional value, currency, initial cost, maturity date, and payment dates). If hedge ineffectiveness exists, it is recorded as net realized capital gain or loss. Notional value of foreign currency swaps at December 31, 2002 and 2001 totaled $389 and $147, respectively.

Fair-Value Hedges

General

For the years ended December 31, 2002 and 2001, the Company's gross gains and losses representing the total ineffectiveness of all fair-value hedges were immaterial, with the net impact reported as net realized capital gains and losses. All components of each derivative's gain or loss are included in the assessment of hedge effectiveness. As of December 31, 2002 and 2001, the Company held $800 and $899, respectively, in derivative notional value related to strategies categorized as fair-value hedges.

Specific Strategies

During 2001, the Company entered into a callable interest rate swap as an economic hedge of a portion of its Trust Preferred Securities issued. The interest rate swap agreement was structured to exactly offset the terms and conditions of the hedged trust preferred securities (i.e., notional value, call provisions, maturity date, and payment dates) and has been designated as a hedge of the benchmark interest rate (i.e., LIBOR). The calculation of ineffectiveness involves a comparison of the present value of the cumulative change in the expected future cash flows on the interest rate swap and the present value of the cumulative change in the expected future cash flows on the hedged trust preferred securities. If hedge ineffectiveness exists, it is recorded as net realized capital gain or loss. At December 31, 2002 and 2001, the Company held $500 in derivative notional value related to this strategy.

The Company purchases interest rate caps and sells interest rate floor contracts in an "asset hedging" strategy utilized to offset corresponding interest rate caps and floors that exist in certain of its variable-rate fixed maturity investments. The standalone interest rate cap and floor contracts are structured to offset those embedded in the hedged investment. The calculation of ineffectiveness involves a comparison of the present value of the cumulative change in the expected future cash flows on the interest rate cap/floor and the present value of the cumulative change in the expected future interest cash flows that are hedged on the fixed maturity investment. If hedge ineffectiveness exists, it is recorded as net realized capital gain or loss. All hedges involving variable rate bonds with embedded interest rate caps and floors are perfectly matched with respect to par/notional values, payment dates, maturity, index, and the hedge relationship does not contain any other basis differences. No component of the hedging instruments fair value is excluded from the determination of effectiveness. At December 31, 2002 and 2001, the Company held $180 and $200, respectively, in derivative notional value related to this strategy.

The Company enters into swaption arrangements in an "asset hedging" strategy utilized to offset the change in the fair value of call options embedded in certain of its investments in municipal fixed maturity investments. The swaptions give the Company the option to enter into a "receive fixed" swap. The swaption's exercise dates coincide with the municipal fixed maturity's call dates, and the receive side of the swaps closely matches the coupon rate on the original municipal fixed maturity investment. The purpose of the swaptions is to ensure a fixed return over the original term to maturity. Should the municipal fixed maturity investment be called, the swaptions would be either settled in cash or exercised. The proceeds from the call are used to purchase a variable rate fixed maturity investment. If the bonds are not called, the swaptions expire worthless. Each swaption contract hedges multiple fixed maturity investments containing embedded call options. These fixed maturity investments are subdivided into portfolio hedges. In accordance with SFAS No. 133, a stress test is performed at the inception of the hedge to prove the homogeneity of each portfolio (with regard to the risk being hedged) and thereby qualify that hedge for special hedge accounting treatment. Correlation calculations are performed at various interest rate levels comparing the total change in the aggregate value of the embedded calls in the hedged portfolio to the change in value of the embedded call in each individual fixed maturity investment in the portfolio. The correlation statistic for homogeneity must be within a range of 0.85 to 1.00. Regression calculations are performed quarterly to validate that the changes in value of the swaption offset the inverse changes in value of the aggregate embedded bond call option, within a range of 0.80 to 1.25. The calculation of ineffectiveness involves a comparison of the cumulative change in fair value of the embedded call option with the cumulative change in fair value of the swaption. Ineffectiveness is reported as net realized capital gains and losses. No component of the hedging instruments' fair value is excluded from the determination of effectiveness. At December 31, 2002 and 2001, the Company held $90 and $133, respectively, in derivative notional value related to this strategy.

Other Investment and Risk Management Activities

General

The Company's other investment and risk management activities primarily relate to strategies used to reduce economic risk or enhance income, and do not receive hedge accounting treatment. Swap agreements, interest rate cap and floor agreements and option contracts are used to reduce economic risk. Income enhancement and replication transactions include the use of written covered call options, which offset embedded equity call options, total return swaps and synthetic replication of cash market instruments. The change in the value of all derivatives held for other investment and risk management purposes is reported in current period earnings as realized capital gains or losses. For the years ended December 31, 2002 and 2001, the Company recognized an after-tax net gain of $6 and an after-tax net loss of $23, respectively, (reported as net realized capital gains and losses in the statement of income), which represented the total change in value for other derivative-based strategies which do not qualify for hedge accounting under SFAS No. 133. As of December 31, 2002 and 2001, the Company held $6.8 billion and $4.6 billion, respectively, in derivative notional value related to strategies categorized as Other Investment and Risk Management Activities.

Specific Strategies

The Company issues liability contracts in which policyholders have the option to surrender their policies at book value and that guarantee a minimum credited rate of interest. Typical products with these features include Whole Life, Universal Life and Repetitive Premium Variable Annuities. The Company uses interest rate cap and swaption contracts as an economic hedge, classified for internal purposes as a "liability hedge", thereby mitigating the Company's loss in a rising interest rate environment. The Company is exposed to the situation where interest rates rise and the Company is not able to raise its credited rates to competitive yields. The policyholder can then surrender at book value while the underlying bond portfolio may experience a loss. The increase in yield in a rising interest rate environment due to the interest rate cap and swaption contracts may be used to raise credited rates, increasing the Company's competitiveness and reducing the policyholder's incentive to surrender. In accordance with Company policy, the amount of notional value will not exceed the book value of the liabilities being hedged and the term of the derivative contract will not exceed the average maturity of the liabilities. As of December 31, 2002 and 2001, the Company held $516 in derivative notional value related to this strategy.

When terminating certain hedging relationships, the Company will enter a derivative contract with terms and conditions that directly offset the original contract, thereby offsetting its changes in value from that date forward. The Company de-designates the original contract and prospectively records the changes in value of both the original contract and the new offsetting contract through net realized capital gains and losses. At December 31, 2002 and 2001, the Company held $2.5 billion and $2.0 billion, respectively, in derivative notional value related to this strategy.

Periodically, the Company enters into swap agreements in which the Company assumes credit exposure from a single entity, referenced index or asset pool. These arrangements are entered into to modify portfolio duration or to increase diversification while controlling transaction costs. The Company assumes credit exposure to individual entities through credit default swaps. In assuming this obligation, the Company receives a periodic fee. These contracts obligate the Company to compensate the derivative counterparty in the event of bankruptcy, failure to pay or restructuring, and in return, the Company receives a debt obligation of the referenced entity. This debt obligation may then be sold to offset the payment made to the counterparty. The maximum potential future exposure to the Company is the notional value of the swap contracts, $137 after-tax as of December 31, 2002. The market value of these swaps was immaterial at December 31, 2002. The Company did not transact credit default swaps in 2001. The term of the credit default swaps range from 3-5 years. The Company also assumes exposure to the change in value of the Lehman CMBS index and an asset pool through total return swaps. As of December 31, 2002 and 2001, the maximum potential future exposure to the Company is $291 and $166, after-tax, respectively. The market value of these swaps at December 31, 2002 and 2001 was a loss of $79 and $105, respectively, which was reported on the consolidated balance sheet in Other Liabilities. The term of the total return swaps range from 6 months to 10 years. At December 31, 2002 and 2001, the Company held $915 and $687, respectively, in derivative notional value related to this strategy.

The Company issues an option in an "asset hedging" strategy utilized to monetize the option embedded in certain of its fixed maturity investments. The Company receives a premium for issuing the freestanding option. The written option grants the holder the ability to call the bond at a predetermined strike value. The maximum potential future economic exposure is represented by the then fair value of the bond in excess of the strike value, which is expected to be entirely offset by the appreciation in the value of the embedded long option. The structure is designed such that the fixed maturity investment and freestanding option have identical expected lives, typically 2-5 years. At December 31, 2002 and 2001, the Company held $473 and $580, respectively, in derivative notional value related to the written option and held $473 and $580, respectively, of derivative notional value related to the embedded option.

Periodically, in order to mitigate its foreign currency risk, the Company enters into a costless collar strategy. Accordingly, the Company purchases foreign put options and writes foreign call options to hedge the foreign currency exposures in certain of its foreign fixed maturity investments. At December 31, 2002, the maximum potential exposure to the Company was $3 after-tax. At December 31, 2002 and 2001, the Company held $1.1 billion and $0, respectively, in derivative notional value related to this strategy. The term of the options is up to 4 months.

During 2002, the Company purchased an interest rate cap as an economic hedge to minimize interest rate risk on Trust Preferred Securities. In a rising interest rate environment, the cap will limit the interest rate to be paid on the interest rate swap that is designated as a fair value hedge of Trust Preferred Securities. At December 31, 2002, the Company held $500 in derivative notional value related to this strategy.

(i) Separate Accounts

The Company maintains separate account assets and liabilities, which are reported at fair value. Separate account assets are segregated from other investments, and investment income and gains and losses accrue directly to the policyholders. Separate accounts reflect two categories of risk assumption: non-guaranteed separate accounts, wherein the policyholder assumes the investment risk, and guaranteed separate accounts, wherein the Company contractually guarantees a minimum return to the policyholder. The fees earned for administrative and contractholder maintenance services performed for these separate accounts are included in fee income.

(j) Deferred Policy Acquisition Costs

Life—Policy acquisition costs, which include commissions and certain other expenses that vary with and are primarily associated with acquiring business, are deferred and amortized over the estimated lives of the contracts, usually 20 years. The deferred costs are recorded as an asset commonly referred to as deferred policy acquisition costs ("DAC"). At December 31, 2002 and 2001, the carrying value of the Company's Life operations' DAC was $5.2 billion and $5.0 billion, respectively.

DAC related to traditional policies are amortized over the premium-paying period in proportion to the present value of annual expected premium income. Adjustments are made each year to recognize actual experience as compared to assumed experience for the current period.

DAC related to investment contracts and universal life-type contracts are deferred and amortized using the retrospective deposit method. Under the retrospective deposit method, acquisition costs are amortized in proportion to the present value of estimated gross profits ("EGPs") from projected investment, mortality and expense margins and surrender charges. A portion of the DAC amortization is allocated to realized gains and losses. The DAC balance is also adjusted by an amount that represents the change in amortization of deferred policy acquisition costs that would have been required as a charge or credit to operations had unrealized amounts been realized. Actual gross profits can vary from management's estimates, resulting in increases or decreases in the rate of amortization.

The Company regularly evaluates its estimated gross profits to determine if actual experience or other evidence suggests that earlier estimates should be revised. Several assumptions considered to be significant in the development of EGPs include separate account fund performance, surrender and lapse rates, estimated interest spread and estimated mortality. The separate account fund performance assumption is critical to the development of the EGPs related to the Company's variable annuity and variable and interest-sensitive life insurance businesses. The average long-term rate of assumed separate account fund performance used in estimating gross profits for the variable annuity and variable life business was 9% at December 31, 2002 and December 31, 2001. For all other products including fixed annuities and other universal life type contracts the average assumed investment yield ranged from 5% to 8.5% for the years ended December 31, 2002 and 2001.

Due to the increased volatility and precipitous decline experienced by the U.S. equity markets in 2002, the Company enhanced its DAC evaluation process during the course of the year. The Company developed sophisticated modeling capabilities, which allowed it to run 250 stochastically determined scenarios of separate account fund performance. These scenarios were then utilized to calculate a reasonable range of estimates for the present value of future gross profits. This range is then compared to the present value of future gross profits currently utilized in the DAC amortization model. As of December 31, 2002, the current estimate falls within the reasonable range, and therefore, the Company does not believe there is evidence to suggest a revision to the EGPs is necessary.

Additionally, the Company has performed various sensitivity analyses with respect to separate account fund performance to provide an indication of future separate account fund performance levels, which could result in the need to revise future EGPs. The Company has estimated that a revision to the future EGPs is unlikely in 2003 in the event that the separate account fund performance meets or exceeds the Company's long-term assumption of 9% and that a revision is likely if the overall separate account fund performance is negative for the year. In the event that separate account fund performance falls between 0% and 9% during 2003, the Company will need to evaluate the actual gross profits versus the mean EGPs generated by the stochastic DAC analysis and determine whether or not to make a revision to the future EGPs. Factors that will influence this determination include the degree of volatility in separate account fund performance, when during the year performance becomes negative and shifts in asset allocation within the separate account made by policyholders. The overall return generated by the separate account is dependent on several factors, including the relative mix of the underlying sub-accounts among bond funds and equity funds as well as equity sector weightings. The Company's overall separate account fund performance has been reasonably correlated to the overall performance of the S&P 500 Index, although no assurance can be provided that this correlation will continue in the future.

Should the Company change its assumptions utilized to develop EGPs (commonly referred to as "unlocking") the Company would record a charge (or credit) to bring its DAC balance to the level it would have been had EGPs been calculated using the new assumptions from the date of each policy. The Company evaluates all critical assumptions utilized to develop EGPs (e.g. lapse, mortality) and will make a revision to future EGPs to the extent that actual experience is significantly different than expected.

The overall recoverability of the DAC asset is dependent on the future profitability of the business. The Company tests the aggregate recoverability of the DAC asset by comparing the DAC to total EGPs. In addition, the Company routinely stress tests its DAC asset for recoverability against severe declines in its separate account assets, which could occur if the equity markets experienced another significant sell-off, as the majority of policyholders' money held in the separate accounts is invested in the equity market. As of December 31, 2002, the Company believed its DAC asset was recoverable.

Property & Casualty—The Property & Casualty operations also incur costs including commissions, premium taxes and certain underwriting and policy issuance costs, that vary with and are related primarily to the acquisition of property casualty insurance business and are deferred and amortized ratably over the period the related premiums are earned. Deferred acquisition costs are reviewed to determine if they are recoverable from future income, and if not, are charged to expense. Anticipated investment income is considered in the determination of the recoverability of deferred acquisition costs. For the years ended December 31, 2002, 2001 and 2000 no material amounts of deferred acquisition costs were charged to expense based on the determination of recoverability.

(k) Reserve for Future Policy Benefits, Unpaid Claims and Claim Adjustment Expenses

Life insurance subsidiaries of The Hartford establish and carry as liabilities actuarially determined reserves, which are calculated to meet The Hartford's future obligations. Reserves for life insurance and disability contracts are based on actuarially recognized methods using prescribed morbidity and mortality tables in general use in the United States, which are modified to reflect The Hartford's actual experience when appropriate. These reserves are computed at amounts that, with additions from estimated premiums to be received and with interest on such reserves compounded annually at certain assumed rates, are expected to be sufficient to meet The Hartford's policy obligations at their maturities or in the event of an insured's disability or death. Reserves also include unearned premiums, premium deposits, claims incurred but not reported and claims reported but not yet paid. Reserves for assumed reinsurance are computed in a manner that is comparable to direct insurance reserves.

Liabilities for future policy benefits are computed by the net level premium method using interest assumptions ranging from 3% to 11% and withdrawal and mortality assumptions appropriate at the time the policies were issued. Claim reserves, which are the result of sales of group long-term and short-term disability, stop loss, and Medicare supplement, are stated at amounts determined by estimates on individual cases and estimates of unreported claims based on past experience.

The following table displays the development of the claim reserves (included in reserve for future policy benefits in the Consolidated Balance Sheets) resulting primarily from group disability products.

For the years ended December 31,	2002	2001	2000
Beginning claim reserves—gross	$ 2,764	$ 2,384	$ 2,128
Reinsurance recoverables	264	177	125
Beginning claim reserves—net	2,500	2,207	2,003
Incurred expenses related to			
Current year	1,154	1,272	1,093
Prior years	4	(15)	(11)
Total incurred	1,158	1,257	1,082
Paid expenses related to			
Current year	387	439	410
Prior years	632	525	468
Total paid	1,019	964	878
Ending claim reserves—net	2,639	2,500	2,207
Reinsurance recoverables	275	264	177
Ending claim reserves—gross	$ 2,914	$ 2,764	$ 2,384

(l) Reserve for Unpaid Claims and Claim Adjustment Expenses

The Hartford establishes property and casualty reserves to provide for the estimated costs of paying claims made under policies written by the Company. These reserves include estimates for both claims that have been reported and those that have been incurred but not reported, and include estimates of all expenses associated with processing and settling these claims. Estimating the ultimate cost of future claims and claim adjustment expenses is an uncertain and complex process. This estimation process is based significantly on the assumption that past developments are an appropriate predictor of future events, and involves a variety of actuarial techniques that analyze experience, trends and other relevant factors. The uncertainties involved with the reserving process have become increasingly unpredictable due to a number of complex factors including social and economic trends and changes in the concepts of legal liability and damage awards. Accordingly, final claim settlements may vary from the present estimates, particularly when those payments may not occur until well into the future.

The Hartford continually reviews the adequacy of its estimated claims and claim adjustment expense reserves on an overall basis. Adjustments to previously established reserves, if any, are reflected in the operating results of the period in which the adjustment is determined to be necessary. In the judgment of management, all information currently available has been properly considered in the reserves established for claims and claim adjustment expenses.

Most of the Company's property and casualty reserves are not discounted. However, certain liabilities for unpaid claims, principally for permanently disabled claimants, and certain structured settlement contracts, that fund loss runoffs for unrelated parties having payment patterns that are fixed and determinable, have been discounted to present value using an average interest rate of 4.9% in 2002 and 5.1% in 2001. At December 31, 2002 and 2001, such discounted reserves totaled $594 and $719, respectively (net of discounts of $424 and $429, respectively). Accretion of this discount did not have a material effect on net income during 2002, 2001 and 2000, respectively.

(m) Other Policyholder Funds and Benefits Payable

Other policyholder funds and benefits payable include reserves for investment contracts without life contingencies, corporate owned life insurance and universal life insurance contracts. Of the amounts included in this item, $22.2 billion and $18.8 billion, as of December 31, 2002 and 2001, respectively, represent policyholder obligations. The liability for policy benefits for universal life-type contracts is equal to the balance that accrues to the benefit of policyholders, including credited interest, amounts that have been assessed to compensate the Company for services to be performed over future periods, and any amounts previously assessed against policyholders that are refundable on termination of the contract.

For investment contracts, policyholder liabilities are equal to the accumulated policy account values, which consist of an accumulation of deposit payments plus credited interest, less withdrawals and amounts assessed through the end of the period.

(n) Revenue Recognition

Life—For investment and universal life-type contracts, the amounts collected from policyholders are considered deposits and are not included in revenue. Fee income for investment and universal life-type contracts consists of policy charges for policy administration, cost of insurance charges and surrender charges assessed against policyholders' account balances and are recognized in the period in which services are provided. Traditional life and the majority of the Company's accident and health products are long duration contracts, and premiums are recognized as revenue when due from policyholders. Retrospective and contingent commissions and other related expenses are incurred and recorded in the same period that the retrospective premiums are recorded or other contract provisions are met.

Property & Casualty—Property and casualty insurance premiums are earned principally on a pro rata basis over the lives of the policies and include accruals for ultimate premium revenue anticipated under auditable and retrospectively rated policies. Unearned premiums represent the portion of premiums written applicable to the unexpired terms of policies in force. Unearned premiums also include estimated and unbilled premium adjustments related to a small percentage of the Company's loss-sensitive workers' compensation business. Other revenue consists primarily of revenues associated with the Company's servicing businesses. Retrospective and contingent commissions and other related expenses are incurred and recorded in the same period that the retrospective premiums are recorded or other contract provisions are met.

(o) Foreign Currency Translation

Foreign currency translation gains and losses are reflected in stockholders' equity as a component of accumulated other comprehensive income. The Company's foreign subsidiaries' balance sheet accounts are translated at the exchange rates in effect at each year end and income statement accounts are translated at the average rates of exchange prevailing during the year. Gains and losses on foreign currency transactions are reflected in earnings. The national currencies of the international operations are generally their functional currencies.

(p) Dividends to Policyholders

Policyholder dividends are accrued using an estimate of the amount to be paid based on underlying contractual obligations under policies and applicable state laws.

Life—Participating life insurance in force accounted for 6%, 8% and 17% as of December 31, 2002, 2001 and 2000, respectively, of total life insurance in force. Dividends to policyholders were $65, $68 and $67 for the years ended December 31, 2002, 2001 and 2000, respectively. There were no additional amounts of income allocated to participating policyholders. If limitations exist on the amount of net income from participating life insurance contracts that may be distributed to stockholders, the policyholders' share of net income on those contracts that cannot be distributed is excluded from stockholders' equity by a charge to operations and a credit to a liability.

Property & Casualty—Net written premiums for participating property and casualty insurance policies represented 9%, 9% and 9% of total net written premiums for the years ended December 31, 2002, 2001 and 2000, respectively. Dividends to policyholders were $57, $38 and $33 for the years ended December 31, 2002, 2001 and 2000, respectively.

(q) Mutual Funds

The Company maintains a retail mutual fund operation, whereby the Company, through wholly-owned subsidiaries, provides investment management and administrative services to The Hartford Mutual Funds, Inc., a family of 33 mutual funds. The Company charges fees to the shareholders of the mutual funds, which are recorded as revenue by the Company. Investors can purchase "shares" in the mutual funds, all of which are registered with the Securities and Exchange Commission ("SEC"), in accordance with the Investment Company Act of 1940. The mutual funds are owned by the shareholders of those funds and not by the Company. As such, the mutual fund assets and liabilities and related investment returns are not reflected in the Company's consolidated financial statements since they are not assets, liabilities and operations of the Company.

(r) Reinsurance

Written premiums, earned premiums and incurred insurance losses and loss adjustment expense all reflect the net effects of assumed and ceded reinsurance transactions. Assumed reinsurance refers to our acceptance of certain insurance risks that other insurance companies have underwritten. Ceded reinsurance means other insurance companies have agreed to share certain risks the Company has underwritten. Reinsurance accounting is followed for assumed and ceded transactions when the risk transfer provisions of SFAS No. 113, "Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts," have been met. For the years ended December 31, 2002, 2001 and 2000, the Company did not make any significant changes in the terms under which reinsurance is ceded to other insurers.

(s) Income Taxes

The Company recognizes taxes payable or refundable for the current year and deferred taxes for the future tax consequences of differences between the financial reporting and tax basis of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years the temporary differences are expected to reverse.

2 September 11, 2001

As a result of September 11, the Company recorded in 2001 an estimated before-tax loss amounting to $678, net of reinsurance: $647 related to property and casualty operations and $31 related to life operations. The Property & Casualty loss included a $1.1 billion gross reserve addition, an estimated net reserve addition of $556 with cessions under reinsurance contracts of $569. Also included in the Property & Casualty loss was $91 of reinstatement and other reinsurance premiums. The property-casualty portion of the estimate includes coverages related to property, business interruption, workers' compensation, and other liability exposures, including those underwritten by the Company's assumed reinsurance operation. The Company based the loss estimate, including estimated amounts for incurred but not reported policyholder losses, costs incurred in settling claims and the impact of reinsurance recoverables, upon a review of insured exposures using a variety of assumptions and actuarial techniques. Since the September 11 terrorist attack was a single event that was unique and had such a substantial impact on such a large number of individuals and businesses, the nature of this unusual event adds to the uncertainty of loss estimates relating to the event. The Company continues to carry the original incurred amount related to September 11, less any paid losses; with the exception of a $12 reserve release related to positive development in Life. Reported losses to date have fallen within the original reserved amounts. However, there is significant uncertainty around September 11, particularly with regard to inhalation claims, stress claims, and other bodily injury, as well as the three year statute of limitations in New York State. Although the Company anticipates certain claims for recovery to be challenged, the impact of these challenges is not expected to be material. As a result of the uncertainties involved in the estimation process, final claims settlement may significantly vary from present estimates.

3 Investments and Derivative Instruments

For the years ended December 31,	2002	2001	2000
(a) Components of Net Investment Income			
Interest income	$ 2,764	$ 2,669	$ 2,544
Dividends	36	39	27
Other investment income	196	178	142
Gross investment income	2,996	2,886	2,713
Less: Investment expenses	43	36	39
Net investment income	$ 2,953	$ 2,850	$ 2,674
(b) Components of Net Realized Capital Gains (Losses)			
Fixed maturities	$ (378)	$ (50)	$ (251)
Equity securities	(42)	(34)	148
Sale of affiliates and other [1]	19	(153)	239
Change in liability to policyholders for net realized capital losses	1	1	9
Net realized capital gains (losses)	$ (400)	$ (236)	$ 145

[1] 2001 primarily relates to before-tax losses on the sales of international subsidiaries and the change in value of certain derivative instruments. 2000 includes a $242, before-tax, gain on the sale of Zwolsche.

	2002	2001	2000
(c) Components of Unrealized Gains (Losses) on Equity Securities			
Gross unrealized gains	$ 57	$ 177	$ 230
Gross unrealized losses	(77)	(117)	(95)
Net unrealized gains (losses)	(20)	60	135
Deferred income taxes and other items	(7)	19	45
Net unrealized gains (losses), net of tax	(13)	41	90
Balance–beginning of year	41	90	224
Change in unrealized gains (losses) on equity securities	$ (54)	$ (49)	$ (134)
(d) Components of Unrealized Gains (Losses) on Fixed Maturities			
Gross unrealized gains	$ 3,062	$ 1,369	$ 1,042
Gross unrealized losses	(414)	(477)	(406)
Net unrealized losses credited to policyholders	(58)	(22)	(10)
Net unrealized gains	2,590	870	626
Deferred income taxes and other items	1,133	305	219
Net unrealized gains, net of tax	1,457	565	407
Balance–beginning of year	565	407	(422)
Change in unrealized gains (losses) on fixed maturities	$ 892	$ 158	$ 829

(e) Components of Fixed Maturity Investments

As of December 31, 2002	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Bonds and Notes				
U.S. Gov't and Gov't agencies and authorities (guaranteed and sponsored)	$ 467	$ 17	$ —	$ 484
U.S. Gov't and Gov't agencies and authorities (guaranteed and sponsored)–asset-backed	2,867	95	(3)	2,959
States, municipalities and political subdivisions	10,104	832	(7)	10,929
International governments	1,481	139	(6)	1,614
Public utilities	1,754	102	(49)	1.807
All other corporate including international	16,389	1,230	(186)	17,433
All other corporate–asset-backed	10,189	593	(136)	10,646
Short-term investments	2,097	3	—	2,100
Certificates of deposit	795	45	(25)	815
Redeemable preferred stock	98	6	(2)	102
Total fixed maturities	$ 46,241	$ 3,062	$ (414)	$ 48,889

As of December 31, 2001	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Bonds and Notes				
U.S. Gov't and Gov't agencies and authorities (guaranteed and sponsored)	$ 559	$ 20	$ (4)	$ 575
U.S. Gov't and Gov't agencies and authorities (guaranteed and sponsored)—asset-backed	1,925	47	(4)	1,968
States, municipalities and political subdivisions	9,642	452	(34)	10,060
International governments	938	75	(10)	1,003
Public utilities	1,470	30	(31)	1,469
All other corporate including international	13,187	454	(213)	13,428
All other corporate—asset-backed	8,469	263	(152)	8,580
Short-term investments	2,104	3	—	2,107
Certificates of deposit	708	20	(28)	700
Redeemable preferred stock	152	5	(1)	156
Total fixed maturities	$ 39,154	$ 1,369	$ (477)	$ 40,046

The amortized cost and estimated fair value of fixed maturity investments at December 31, 2002 by contractual maturity year are shown below. Estimated maturities differ from contractual maturities due to call or prepayment provisions. Asset-backed securities, including mortgage-backed securities and collateralized mortgage obligations, are distributed to maturity year based on the Company's estimates of the rate of future prepayments of principal over the remaining lives of the securities. These estimates are developed using prepayment speeds provided in broker consensus data. Such estimates are derived from prepayment speeds experienced at the interest rate levels projected for the applicable underlying collateral. Actual prepayment experience may vary from these estimates.

Maturity	Amortized Cost	Fair Value
One year or less	$ 4,911	$ 4,951
Over one year through five years	14,468	15,106
Over five years through ten years	13,022	13,921
Over ten years	13,840	14,911
Total	$ 46,241	$ 48,889

(f) Sales of Fixed Maturity and Equity Security Investments

For the years ended December 31,	2002	2001	2000
Sale of Fixed Maturities			
Sale proceeds	$ 9,174	$ 8,714	$ 9,606
Gross gains	276	202	187
Gross losses	(134)	(82)	(429)
Sale of Equity Securities			
Sale proceeds	$ 649	$ 803	$ 1,306
Gross gains	144	135	258
Gross losses	(122)	(139)	(110)

(g) Concentration of Credit Risk

The Hartford is not exposed to any credit concentration risk of a single issuer greater than 10% of the Company's stockholders' equity.

(h) Derivative Instruments

The notional amounts of derivative contracts represent the basis upon which pay or receive amounts are calculated and are not reflective of credit risk. Notional amounts pertaining to derivative instruments (excluding guaranteed separate accounts) totaled $10.8 billion at December 31, 2002 and $8.0 billion at December 31, 2001.

A reconciliation between notional amounts as of December 31, 2002 and 2001 by derivative type and strategy is as follows:

	December 31, 2001 Notional Amount	Additions	Maturities/ Terminations [1]	December 31, 2002 Notional Amount
By Derivative Type				
Caps	$ 603	$ 500	$ 20	$ 1,083
Floors	320	—	20	300
Swaps/Forwards	5,600	2,791	1,262	7,129
Futures	77	110	187	—
Options	1,408	1,231	383	2,256
Total	$ 8,008	$ 4,632	$ 1,872	$ 10,768
By Strategy				
Liability	$ 1,313	$ 500	$ —	$ 1,813
Anticipatory	327	300	362	265
Asset	5,469	3,832	1,510	7,791
Portfolio	899	—	—	899
Total	$ 8,008	$ 4,632	$ 1,872	$ 10,768

[1] During 2002, the Company had no significant gain or loss on terminations of hedge positions using derivative financial instruments.

(i) Collateral Arrangements

The Hartford entered into various collateral arrangements which require both the pledging and accepting of collateral in connection with its derivative instruments. As of December 31, 2002 and 2001, collateral pledged has not been separately reported in the Consolidated Balance Sheets. The classification and carrying amounts of collateral pledged at December 31, 2002 and 2001 were as follows:

Assets	2002	2001
U.S. Gov't and Gov't agencies and authorities (guaranteed and sponsored)	$ 20	$ 1
U.S. Gov't and Gov't agencies and authorities (guaranteed and sponsored—asset-backed)	76	53
Total	$ 96	$ 54

At December 31, 2002 and 2001, The Hartford had accepted collateral consisting of cash, U.S. Government, and U.S. Government agency securities with a fair value of $454 and $167, respectively. At December 31, 2002 and 2001, only cash collateral of $176 and $108, respectively, was invested and recorded on the balance sheet in fixed maturities and other liabilities. The Hartford is only permitted by contract to sell or repledge the noncash collateral in the event of a default by the counterparty and none of the collateral has been sold or repledged at December 31, 2002 and 2001. As of December 31, 2002 and 2001 all collateral accepted was held in separate custodial accounts.

4 Fair Value of Financial Instruments

SFAS No. 107, "Disclosure about Fair Value of Financial Instruments", requires disclosure of fair value information of financial instruments. For certain financial instruments where quoted market prices are not available, other independent valuation techniques and assumptions are used. Because considerable judgment is used, these estimates are not necessarily indicative of amounts that could be realized in a current market exchange. SFAS No. 107 excludes certain financial instruments from disclosure, including insurance contracts, other than financial guarantees and investment contracts. The Hartford uses the following methods and assumptions in estimating the fair value of each class of financial instrument.

Fair value for fixed maturities and marketable equity securities approximates those quotations published by applicable stock exchanges or received from other reliable sources.

For policy loans, carrying amounts approximate fair value.

Fair value of limited partnerships and trusts is based on external market valuations from partnership and trust management.

Derivative instruments are reported at fair value based upon internally established valuations that are consistent with external valuation models, quotations furnished by dealers in such instrument or market quotations. Other policyholder funds and benefits payable fair value information is determined by estimating future cash flows, discounted at the current market rate.

For short-term debt, carrying amounts approximate fair value.

Fair value for long-term debt and trust preferred securities is equal to market value.

The carrying amounts and fair values of The Hartford's financial instruments at December 31, 2002 and 2001 were as follows:

	2002		2001	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets				
Fixed maturities	$ 48,889	$ 48,889	$ 40,046	$ 40,046
Equity securities	917	917	1,349	1,349
Policy loans	2,934	2,934	3,317	3,317
Limited partnerships [1]	881	881	1,372	1,372
Other investments [2]	909	909	605	605
Liabilities				
Other policyholder funds and benefits payable [3]	$ 20,744	$ 20,951	$ 16,077	$ 15,939
Short-term debt	315	315	599	607
Long-term debt	2,596	2,804	1,965	2,082
Trust preferred securities	1,468	1,479	1,412	1,429
Derivative related liabilities [4]	208	208	208	208

[1] Included in other investments on the balance sheet.

[2] 2002 and 2001 include $299 and $138 of derivative related assets, respectively.

[3] Excludes group accident and health and universal life insurance contracts, including corporate owned life insurance.

[4] Included in other liabilities on the balance sheet.

5 Goodwill and Other Intangible Assets

Effective January 1, 2002, the Company adopted SFAS No. 142 and accordingly ceased all amortization of goodwill.

The following tables show net income and earnings per share for the years ended December 31, 2002, 2001 and 2000, with the 2001 and 2000 periods adjusted for goodwill amortization recorded.

(In millions, except for per share data)	2002	2001	2000
Net Income			
Income before cumulative effect of accounting changes	$ 1,000	$ 541	$ 974
Goodwill amortization, net of tax	—	52	25
Adjusted income before cumulative effect of accounting changes	1,000	593	999
Cumulative effect of accounting changes, net of tax	—	(34)	—
Adjusted net income	$ 1,000	$ 559	$ 999
Basic Earnings Per Share			
Income before cumulative effect of accounting changes	$ 4.01	$2.27	$4.42
Goodwill amortization, net of tax	—	0.22	0.11
Adjusted income before cumulative effect of accounting changes	4.01	2.49	4.53
Cumulative effect of accounting changes, net of tax	—	(0.14)	—
Adjusted net income	$ 4.01	$2.35	$4.53
Diluted Earnings Per Share			
Income before cumulative effect of accounting changes	$ 3.97	$2.24	$4.34
Goodwill amortization, net of tax	—	0.22	0.11
Adjusted income before cumulative effect of accounting changes	3.97	2.46	4.45
Cumulative effect of accounting changes, net of tax	—	(0.14)	—
Adjusted net income	$ 3.97	$2.32	$4.45

The following table shows the Company's acquired intangible assets that continue to be subject to amortization and aggregate amortization expense. Except for goodwill, the Company has no intangible assets with indefinite useful lives.

	2002		2001	
	Gross Carrying Amount	Accumulated Net Amortization	Gross Carrying Amount	Accumulated Net Amortization
Amortized Intangible Assets				
Present value of future profits	$ 1,406	$ 274	$ 1,406	$ 164
Renewal rights	42	27	42	20
Total	$ 1,448	$ 301	$ 1,448	$ 184

Net amortization expense for the years ended December 31, 2002, 2001 and 2000 was $117, $128 and $54, respectively. Estimated future net amortization expense for the succeeding five years is as follows.

For the year ended December 31,	
2003	$ 120
2004	$ 114
2005	$ 104
2006	$ 93
2007	$ 78

The carrying amounts of goodwill as of December 31, 2002 and 2001 are shown below.

	2002	2001
Life	$ 796	$ 796
Property & Casualty	153	153
Corporate	772	772
Total	$ 1,721	$ 1,721

6 Separate Accounts

The Hartford maintained separate account assets and liabilities totaling $107.1 billion and $114.7 billion at December 31, 2002 and 2001, respectively, which are reported at fair value. Separate account assets, which are segregated from other investments, reflect two categories of risk assumption: non-guaranteed separate accounts totaling $95.6 billion and $104.6 billion at December 31, 2002 and 2001, respectively, wherein the policyholder assumes the investment risk, and guaranteed separate accounts totaling $11.5 billion and $10.1 billion at December 31, 2002 and 2001, respectively, wherein The Hartford contractually guarantees either a minimum return or the account value to the policyholder. Included in the non-guaranteed category were policy loans totaling $384 and $575 at December 31, 2002 and 2001, respectively. Net investment income (including net realized capital gains and losses) and interest credited to policyholders on separate account assets are not reflected in the Consolidated Statements of Income.

Separate account management fees and other revenues included in fee income were $1.2 billion, $1.3 billion and $1.4 billion in 2002, 2001 and 2000, respectively. The guaranteed separate accounts include fixed market value adjusted ("MVA") individual annuities and modified guaranteed life insurance. The average credited interest rate on these contracts was 6.3% and 6.4% at December 31, 2002 and 2001, respectively. The assets that support these liabilities were comprised of $11.1 billion and $9.8 billion in fixed maturities as of December 31, 2002 and 2001, respectively, and $385 and $234 of other investments as of December 31, 2002 and 2001, respectively. The portfolios are segregated from other investments and are managed to minimize liquidity and interest rate risk. In order to minimize the risk of disintermediation associated with early withdrawals, fixed MVA annuity and modified guaranteed life insurance contracts carry a graded surrender charge as well as a market value adjustment. Additional investment risk is hedged using a variety of derivatives which totaled $135 and $37 in net carrying value and $3.6 billion and $3.2 billion in notional amounts as of December 31, 2002 and 2001, respectively.

7 Reserves for Claims and Claim Adjustment Expenses

As described in Note 1(l), The Hartford establishes reserves for claims and claim adjustment expenses on reported and unreported claims. These reserve estimates are based on known facts and interpretations of circumstances, and consideration of various internal factors including The Hartford's experience with similar cases, historical trends involving claim payment patterns, loss payments, pending levels of unpaid claims, loss control programs and product mix. In addition, the reserve estimates are influenced by consideration of various external factors including court decisions, economic conditions and public attitudes. The effects of inflation are implicitly considered in the reserving process.

The establishment of appropriate reserves, including reserves for catastrophes and asbestos and environmental claims, is inherently uncertain. The Hartford regularly updates its reserve estimates as new information becomes available and events unfold that may have an impact on unsettled claims. Changes in prior year reserve estimates, which may be material, are reflected in the results of operations in the period such changes are determined to be necessary.

A reconciliation of liabilities for unpaid claims and claim adjustment expenses follows:

For the years ended December 31,	2002	2001	2000
Beginning liabilities for unpaid claims and claim adjustment expenses—gross	$ 17,036	$16,293	$16,449
Reinsurance and other recoverables	4,176	3,871	3,706
Beginning liabilities for unpaid claims and claim adjustment expenses—net	12,860	12,422	12,743
Add provision for unpaid claims and claim adjustment expenses			
Current year	5,577	5,992	5,170
Prior years	293	143	27
Total provision for unpaid claims and claim adjustment expenses	5,870	6,135	5,197
Less payments			
Current year	2,257	2,349	2,265
Prior years	3,332	3,243	3,069
Total payments	5,589	5,592	5,334
Other [1]	—	(105)	(184)
Ending liabilities for unpaid claims and claim adjustment expenses—net	13,141	12,860	12,422
Reinsurance and other recoverables	4,018	4,176	3,871
Ending liabilities for unpaid claims and claim adjustment expenses—gross	$ 17,159	$17,036	$16,293

[1] Includes $(101) and $(161) related to the sales of international subsidiaries for the years ended December 31, 2001 and 2000, respectively.

The Company has an exposure to catastrophic losses, both natural and man made, which can be caused by significant events including hurricanes, severe winter storms, earthquakes, windstorms, fires and terrorist acts. The frequency and severity of catastrophic losses are unpredictable, and the exposure to a catastrophe is a function of both the total amount insured in an area affected by the event and the severity of the event. Catastrophes generally impact limited geographic areas; however, certain events may produce significant damage in heavily populated areas. The Company generally seeks to reduce its exposure to catastrophic losses through individual risk selection, aggregation of risk by geographic location and the purchase of catastrophe reinsurance.

In the opinion of management, based upon the known facts and current law, the reserves recorded for The Hartford's property and casualty businesses at December 31, 2002 represent the Company's best estimate of its ultimate liability for claims and claim adjustment expenses related to losses covered by policies written by the Company. Based on information or trends that are not presently known, future reserve reestimates may result in adjustments to these reserves. Such adjustments could possibly be significant, reflecting any variety of new and adverse trends, including increases in medical cost inflation rates and physical damage repair costs, as well as further adverse development of asbestos and environmental claims. (For further discussion of asbestos and environmental claims, see Note 16(b).)

8 Debt and Company Obligated Mandatorily Redeemable Preferred Securities of Subsidiary Trusts Holding Solely Junior Subordinated Debentures (Trust Preferred Securities)

		2002	2001
Short-term Debt			
Commercial paper		$ 315	$ 299
Current maturities of long-term debt		—	300
Total short-term debt		$ 315	$ 599
Long-term Debt [1]			
6.9%	Notes, due 2004	$ 199	$ 199
7.75%	Notes, due 2005	247	246
7.1%	Notes, due 2007	198	198
4.7%	Notes, due 2007	300	—
6.375%	Notes, due 2008	200	200
4.1%	Equity Units Notes, due 2008	330	—
7.9%	Notes, due 2010	274	274
7.3%	Notes, due 2015	200	200
7.65%	Notes, due 2027	248	248
7.375%	Notes, due 2031	400	400
Total long-term debt		$ 2,596	$ 1,965

[1] The Hartford's long-term debt securities are issued by either The Hartford Financial Services Group, Inc. ("HFSG") or HLI and are unsecured obligations of HFSG or HLI and rank on a parity with all other unsecured and unsubordinated indebtedness of HFSG or HLI.

(a) Shelf Registrations

On May 15, 2001, HLI filed with the SEC a shelf registration statement for the potential offering and sale of up to $1.0 billion in debt and preferred securities. The registration statement was declared effective on May 29, 2001. As of December 31, 2002, HLI had $1.0 billion remaining on its shelf.

On November 9, 2000, The Hartford filed with the SEC a shelf registration statement and a prospectus, as amended on May 21, 2002, for the potential offering and sale of up to an additional $2.6 billion in debt and equity securities. Specifically, the registration statement allows for the following types of securities to be offered: debt securities, preferred stock, common stock, depositary shares, warrants, stock purchase contracts, stock purchase units and junior subordinated deferrable interest debentures of the Company, preferred securities of any of one or more capital trusts organized by The Hartford ("The Hartford Trusts") and guarantees by the Company with respect to the preferred securities of any of The Hartford Trusts. As of December 31, 2002, The Hartford had $1.3 billion remaining on the shelf.

(b) Short-term Debt

				As of December 31,	
Description	Effective Date	Expiration Date	Maximum Available	2002	2001
Commercial Paper					
The Hartford	11/10/86	N/A	$ 2,000	$ 315	$ 299
HLI	2/7/97	N/A	250	—	—
Total commercial paper			$ 2,250	$ 315	$ 299
Revolving Credit Facility					
5-year revolving credit facility	6/20/01	6/20/06	$ 1,000	$ —	$ —
3-year revolving credit facility	12/31/02	12/31/05	490	—	—
Total revolving credit facility			$ 1,490	$ —	$ —
Total short-term debt			$ 3,740	$ 315	$ 299

On December 31, 2002, the Company and HLI entered into a joint three-year $490 competitive advance and revolving credit facility comprised of 12 participating banks. As of December 31, 2002, there were no outstanding borrowings under the facility.

(c) Long-term Debt Offerings

Equity Unit Offering

On September 13, 2002, The Hartford issued 6.6 million 6% equity units at a price of $50.00 per unit and received net proceeds of $319.

Each equity unit offered initially consists of a corporate unit with a stated amount of $50.00 per unit. Each corporate unit consists of one purchase contract for the sale of a certain number of shares of the Company's stock and fifty dollars principal amount of senior notes due November 16, 2008.

The corporate unit may be converted by the holder into a treasury unit consisting of the purchase contract and a 5% undivided beneficial interest in a zero-coupon U.S. Treasury security with a principal amount of one thousand dollars that matures on November 15, 2006. The holder of an equity unit owns the underlying senior notes or treasury portfolio but has pledged the senior notes or treasury portfolio to the Company to secure the holder's obligations under the purchase contract.

The purchase contract obligates the holder to purchase, and obligates The Hartford to sell, on November 16, 2006, for fifty dollars, a variable number of newly issued common shares of The Hartford. The number of The Hartford's shares to be issued will be determined at the time the purchase contracts are settled based upon the then current applicable market value of The Hartford's common stock. If the applicable market value of The Hartford's common stock is equal to or less than $47.25, then the Company will deliver 1.0582 shares to the holder of the equity unit, or an aggregate of 7.0 million shares. If the applicable market value of The Hartford's common stock is greater than $47.25 but less than $57.645, then the Company will deliver the number of shares equal to fifty dollars divided by the then current applicable market value of The Hartford's common stock to the holder. Finally, if the applicable market value of The Hartford's common stock is equal to or greater than $57.645, then the Company will deliver 0.8674 shares to the holder, or an aggregate of 5.7 million shares. Accordingly, upon settlement of the purchase contracts on November 16, 2006, The Hartford will receive proceeds of approximately $330 and will deliver between 5.7 million and 7.0 million common shares in the aggregate. The proceeds will be credited to stockholders' equity and allocated between the common stock and additional paid-in capital accounts. The Hartford will make quarterly contract adjustment payments to the equity unit holders at a rate of 1.90% of the stated amount per year until the purchase contract is settled.

Each corporate unit also includes fifty dollars principal amount of senior notes that will mature on November 16, 2008. The aggregate maturity value of the senior notes is $330. The notes are pledged by the holders to secure their obligations under the purchase contracts. The Hartford will make quarterly interest payments to the holders of the notes initially at an annual rate of 4.10%. On August 11, 2006, the notes will be remarketed. At that time, The Hartford's remarketing agent will have the ability to reset the interest rate on the notes in order to generate sufficient remarketing proceeds to satisfy the holder's obligation under the purchase contract. In the event of an unsuccessful remarketing, the Company will exercise its rights as a secured party to obtain and extinguish the notes.

The total distributions payable on the equity units are at an annual rate of 6.0%, consisting of interest (4.10%) and contract adjustment payments (1.90%). The corporate units are listed on the New York Stock Exchange under the symbol "HIG PrA".

The present value of the contract adjustment payments of $23 was accrued upon the issuance of the equity units as a charge to additional paid-in capital and are included in other liabilities in the accompanying consolidated balance sheet as of December 31, 2002. Subsequent contract adjustment payments will be allocated between this liability account and interest expense based on a constant rate calculation over the life of the transaction. Additional paid-in capital as of December 31, 2002, also reflected a charge of $9 representing a portion of the equity unit issuance costs that was allocated to the purchase contracts.

The equity units are reflected in the diluted earnings per share calculation using the treasury stock method, which would be used for the equity units at any time before the issuance of the shares of The Hartford's common stock upon the settlement of the purchase contracts. Under the treasury stock method, the number of shares of common stock used in calculating diluted earnings per share is increased by the excess, if any, of the number of shares issuable upon settlement of the purchase contracts over the number of shares that could be purchased by The Hartford in the market, at the average market price during the period, using the proceeds received upon settlement. The Company anticipates that there will be no dilutive effect on its earnings per share related to the equity units, except during periods when the average market price of a share of the Company's common stock is above the threshold appreciation price of $57.645. Because the average market price of The Hartford's common stock during the period from the date of issuance through December 31, 2002, was below this threshold appreciation price, the shares issuable under the purchase contract component of the equity units have not been included in the diluted earnings per share calculation.

Senior Note Offering

On August 29, 2002, The Hartford issued 4.7% senior notes due September 1, 2007 and received net proceeds of $298. Interest on the notes is payable semi-annually on March 1 and September 1, commencing on March 1, 2003. The Company used the proceeds to repay $300 of 6.375% senior notes that matured on November 1, 2002.

(d) Description of Trust Preferred Securities

The Hartford, and its subsidiary Hartford Life Insurance Company ("HLIC"), have formed statutory business trusts, which exist for the exclusive purposes of (i) issuing Trust Securities representing undivided beneficial interests in the assets of the Trust; (ii) investing the gross proceeds of the Trust Securities in Junior Subordinated Deferrable Interest Debentures (Junior Subordinated Debentures) of its parent; and (iii) engaging in only those activities necessary or incidental thereto. These Junior Subordinated Debentures and the related income effects are eliminated in the consolidated financial statements.

The financial structure of Hartford Capital I, II, and III, and Hartford Life Capital I and II, as of December 31, 2002 and 2001, were as follows (except for Hartford Capital II for which the underlying securities were redeemed on December 31, 2001):

	Hartford Capital III	Hartford Life Capital II	Hartford Life Capital I	Hartford Capital II [4]	Hartford Capital I
Trust Securities					
Issuance date	Oct. 26, 2001	Mar. 6, 2001	June 29, 1998	Oct. 30, 1996	Feb. 28, 1996
Securities issued	20,000,000	8,000,000	10,000,000	20,000,000	20,000,000
Liquidation preference per security	$ 25	$ 25	$ 25	$ 25	$ 25
Liquidation value (in millions)	$ 500	$ 200	$ 250	$ 500	$ 500
Coupon rate	7.45%	7.625%	7.20%	8.35%	7.70%
Distribution payable	Quarterly	Quarterly	Quarterly	Quarterly	Quarterly
Distribution guaranteed by [1]	The Hartford	HLI	HLI	The Hartford	The Hartford
Junior Subordinated Debentures [2] [3]					
Amount owed (in millions)	$ 500	$ 200	$ 250	$ 500	$ 500
Coupon rate	7.45%	7.625%	7.20%	8.35%	7.70%
Interest payable	Quarterly	Quarterly	Quarterly	Quarterly	Quarterly
Maturity date	Oct. 26, 2050	Feb. 15, 2050	June 30, 2038	Oct. 30, 2026	Feb. 28, 2016
Redeemable by issuer on or after	Oct. 26, 2006	Mar. 6, 2006	June 30, 2003	Oct. 30, 2001	Feb. 28, 2001

[1] The Hartford has guaranteed, on a subordinated basis, all of the Hartford Capital III obligations under the Hartford Series C Preferred Securities, including to pay the redemption price and any accumulated and unpaid distributions to the extent of available funds and upon dissolution, winding up or liquidation, but only to the extent that Hartford Capital III has funds to make such payments.

[2] For each of the respective debentures, The Hartford or HLI, has the right at any time, and from time to time, to defer payments of interest on the Junior Subordinated Debentures for a period not exceeding 20 consecutive quarters up to the debentures' maturity date. During any such period, interest will continue to accrue and The Hartford or HLI may not declare or pay any cash dividends or distributions on, or purchase, The Hartford's or HLI's capital stock nor make any principal, interest or premium payments on or repurchase any debt securities that rank equally with or junior to the Junior Subordinated Debentures. The Hartford or HLI will have the right at any time to dissolve the Trust and cause the Junior Subordinated Debentures to be distributed to the holders of the Preferred Securities.

[3] The Hartford Junior Subordinated Debentures are unsecured and rank junior and subordinate in right of payment to all senior debt of The Hartford and are effectively subordinated to all existing and future liabilities of its subsidiaries.

[4] The securities for Hartford Capital II were redeemed on December 31, 2001.

(e) Interest Expense

The following table presents interest expense incurred related to debt and trust preferred securities for 2002, 2001 and 2000, respectively.

For the years ended December 31,	2002	2001	2000
Short-term debt	$ 6	$ 2	$ 16
Long-term debt (including current maturities of long-term debt)	170	177	134
Trust Preferred Securities	89	116	100
Total interest expense	$ 265	$ 295	$ 250

9 Stockholders' Equity

(a) Common Stock

On September 13, 2002, The Hartford issued approximately 7.3 million shares of common stock pursuant to an underwritten offering at a price of $47.25 per share and received net proceeds of $330. Also on September 13, 2002, The Hartford issued 6.6 million 6% equity units. Each equity unit contains a purchase contract obligating the holder to purchase and The Hartford to sell, a variable number of newly-issued shares of The Hartford's common stock. Upon settlement of the purchase contracts on November 16, 2006, The Hartford will receive proceeds of approximately $330 and will deliver between 5.7 million and 7.0 million shares in the aggregate. (For further discussion of this issuance, see Note 8(c).)

At the Company's annual meeting of shareholders held on April 18, 2002, shareholders approved an amendment to Section (a) Article Fourth of the Amended and Restated Certificate of Incorporation to increase the aggregate authorized number of shares of common stock from 400 million to 750 million.

On October 22, 2001, The Hartford issued 7.0 million shares of common stock under its current shelf registration to Salomon Smith Barney Inc. at a price of $56.82 per share and received proceeds of $400. The shares were then re-offered by Salomon Smith Barney Inc. to investors. The proceeds from this issuance were contributed to the Company's insurance operations to, in part, replenish the surplus of those operations after the September 11 loss.

On February 16, 2001, The Hartford issued 10 million shares of common stock pursuant to an underwritten offering under its current shelf registration for net proceeds of $615. The proceeds were used to partially fund the Fortis acquisition.

(b) Preferred Stock

The Company has 50,000,000 shares of preferred stock authorized, none of which have been issued. In 1995, the Company approved The Hartford Stockholder Rights Plan, pursuant to which a nonvoting right attaches to each share of common stock. Upon the occurrence of certain triggering events, the right will permit each shareholder to purchase a fraction of a share of the Series A Participating Cumulative Preferred Stock (the "Series A Preferred Stock") of The Hartford. There are 300,000 authorized shares of Series A Preferred Stock. No shares were issued or outstanding at December 31, 2002 or 2001.

(c) Statutory Results

For the years ended December 31,	2002	2001	2000
Statutory Net Income (Loss)			
Life operations	$ (137)	$ (364)	$ 422
Property & Casualty operations	4,779	(223)	779
Total	$ 4,642	$ (587)	$ 1,201

As of December 31,	2002	2001
Statutory Surplus		
Life operations	$ 3,019	$ 2,991
Property & Casualty operations	5,131	4,159
Total	$ 8,150	$ 7,150

A significant percentage of the consolidated statutory surplus is permanently invested or is subject to various state and foreign government regulatory restrictions or other agreements which limit the payment of dividends without prior approval. The payment of dividends by Connecticut-domiciled insurers is limited under the insurance holding company laws of Connecticut. Under these laws, the insurance subsidiaries may only make their dividend payments out of unassigned surplus. These laws require notice to and approval by the state insurance commissioner for the declaration or payment of any dividend, which, together with other dividends or distributions made within the preceding twelve months, exceeds the greater of (i) 10% of the insurer's policyholder surplus as of December 31 of the preceding year or (ii) net income (or net gain from operations, if such company is a life insurance company) for the twelve-month period ending on the thirty-first day of December last preceding, in each case determined under statutory insurance accounting policies. In addition, if any dividend of a Connecticut-domiciled insurer exceeds the insurer's earned surplus, it requires the prior approval of the Connecticut Insurance Commissioner. The insurance holding company laws of the other jurisdictions in which The Hartford's insurance subsidiaries are incorporated (or deemed commercially domiciled) generally contain similar (although in certain instances somewhat more restrictive) limitations on the payment of dividends. As of December 31, 2002, the maximum amount of statutory dividends which may be paid to HFSG from its insurance subsidiaries in 2003, without prior approval, is $1.8 billion.

The domestic insurance subsidiaries of HFSG prepare their statutory financial statements in accordance with accounting practices prescribed by the applicable state insurance department. Prescribed statutory accounting practices include publications of the National Association of Insurance Commissioners ("NAIC"), as well as state laws, regulations and general administrative rules.

The NAIC adopted the Codification of Statutory Accounting Principles ("Codification") in March 1998. The effective date for the statutory accounting guidance was January 1, 2001. Each of The Hartford's domiciliary states has adopted Codification, and the Company has made the necessary changes in its statutory reporting required for implementation. The impact of applying the new guidance resulted in a benefit of approximately $400 in statutory surplus.

10 Earnings per Share

Earnings per share amounts have been computed in accordance with the provisions of SFAS No. 128, "Earnings per Share". The following tables present a reconciliation of net income and shares used in calculating basic earnings per share to those used in calculating diluted earnings per share.

(In millions, except for per share data)	Income	Shares	Per Share Amount
2002			
Basic Earnings per Share			
Net income available to common shareholders	$ 1,000	249.4	$ 4.01
Diluted Earnings per Share			
Options	—	2.4	
Net income available to common shareholders plus assumed conversions	$ 1,000	251.8	$ 3.97
2001			
Basic Earnings per Share			
Net income available to common shareholders	$ 507	237.7	$ 2.13
Diluted Earnings per Share			
Options	—	3.7	
Net income available to common shareholders plus assumed conversions	$ 507	241.4	$ 2.10
2000			
Basic Earnings per Share			
Net income available to common shareholders	$ 974	220.6	$ 4.42
Diluted Earnings per Share			
Options	—	3.8	
Net income available to common shareholders plus assumed conversions	$ 974	224.4	$ 4.34

Basic earnings per share are computed based on the weighted average number of shares outstanding during the year. Diluted earnings per share include the dilutive effect of outstanding options and the Company's equity units, using the treasury stock method, and also contingently issuable shares. Under the treasury stock method, exercise of options is assumed with the proceeds used to purchase common stock at the average market price for the period. The difference between the number of shares assumed issued and number of shares purchased represents the dilutive shares. Contingently issuable shares are included upon satisfaction of certain conditions related to the contingency.

11 Stock Compensation Plans

On May 18, 2000, the shareholders of The Hartford approved The Hartford 2000 Incentive Stock Plan (the "2000 Plan"), which replaced The Hartford 1995 Incentive Stock Plan (the "1995 Plan"). The terms of the 2000 Plan were substantially similar to the terms of the 1995 Plan except that the 1995 Plan had an annual award limit and a higher maximum award limit.

Under the 2000 Plan, awards may be granted in the form of non-qualified or incentive stock options qualifying under Section 422A of the Internal Revenue Code, performance shares or restricted stock, or any combination of the foregoing. In addition, stock appreciation rights may be granted in connection with all or part of any stock options granted under the 2000 Plan. The aggregate number of shares of stock, which may be awarded is subject to a maximum limit of 17,211,837 shares applicable to all awards for the ten-year duration of the 2000 Plan.

All options granted have an exercise price equal to the market price of the Company's common stock on the date of grant, and an option's maximum term is ten years. Certain options become exercisable over a three year period commencing one year from the date of grant, while certain other options become exercisable upon the attainment of specified market price appreciation of the Company's common shares or at seven years after the date of grant. For any year, no individual employee may receive an award of options for more than 1,000,000 shares. As of December 31, 2002, The Hartford had not issued any incentive stock options under the 2000 Plan.

Performance awards of common stock granted under the 2000 Plan become payable upon the attainment of specific performance goals achieved over a period of not less than two nor more than five years, and the restricted stock granted is subject to a restriction period. On a cumulative basis, no more than 20% of the aggregate number of shares which may be awarded under the 2000 Plan are available for performance shares and restricted stock awards. Also, the maximum award of performance shares for any individual employee in any year is 200,000 shares.

In 1997, the Company awarded special performance-based options and restricted stock to certain key executives under the 1995 Plan. The awards vested only if the Company's stock traded at certain predetermined levels for ten consecutive days by March 1, 2001. Vested options could not be exercised nor restricted shares disposed of until March 1, 2001. As a result of the Company's stock trading at predetermined levels for ten consecutive days, in May 1999 and also in September 2000, the special performance-based options and restricted stock vested. As a result, the Company began recognizing compensation expense in May 1999 and continued to recognize expense through March 1, 2001.

In 1996, the Company established The Hartford Employee Stock Purchase Plan ("ESPP"). Under this plan, eligible employees of The Hartford may purchase common stock of the Company at a 15% discount from the lower of the market price at the beginning or end of the quarterly offering period. The Company may sell up to 5,400,000 shares of stock to eligible employees under the ESPP, and 408,304, 315,101 and 241,742 shares were sold in 2002, 2001 and 2000, respectively. The per share weighted average fair value of the discount under the ESPP was $11.70, $14.31 and $13.96 in 2002, 2001 and 2000, respectively. Additionally, during 1997, The Hartford established employee stock purchase plans for certain employees of the Company's international subsidiaries. Under these plans, participants may purchase common stock of The Hartford at a fixed price at the end of a three-year period.

Currently, the Company applies APB Opinion No. 25 and related interpretations in accounting for its stock-based compensation plans. (See Note 1(f) for discussion of accounting for stock compensation plans beginning January 1, 2003.)

A summary of the status of non-qualified options included in the Company's incentive stock plan as of December 31, 2002, 2001 and 2000 and changes during the years ended December 31, 2002, 2001 and 2000 is presented below:

	2002		2001		2000	
(Shares in thousands)	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	18,937	$ 45.29	16,970	$ 39.96	12,103	$ 36.58
Granted	3,800	65.56	4,237	62.10	5,374	37.62
HLI converted options	—	—	—	—	3,770	44.00
Exercised	(2,060)	37.32	(1,789)	34.28	(3,894)	30.07
Canceled/Expired	(505)	54.63	(481)	45.04	(383)	40.97
Outstanding at end of year	20,172	49.66	18,937	45.29	16,970	39.96
Exercisable at end of year	12,099	43.47	10,716	40.30	7,885	37.29
Weighted average fair value of options granted	$ 25.20		$ 20.35		$ 17.60	

The following table summarizes information about stock options outstanding and exercisable (shares in thousands) at December 31, 2002:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at December 31, 2002	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Exercisable at December 31, 2002	Weighted Average Exercise Price
$15.31 – $22.97	563	2.0	$ 19.64	563	$ 19.64
22.97 – 30.63	581	2.9	26.01	580	26.01
30.63 – 38.28	3,917	6.3	34.35	2,914	34.44
38.28 – 45.94	4,055	5.7	43.08	3,667	43.41
45.94 – 53.59	2,163	5.1	48.21	2,111	48.16
53.59 – 61.25	1,170	6.6	57.44	683	57.62
61.25 – 68.91	7,686	8.4	64.03	1,559	62.65
68.91 – 76.56	37	8.0	72.01	22	72.24
$15.31 – $76.56	20,172	6.7	$ 49.66	12,099	$ 43.47

12 Pension Plans and Postretirement Health Care and Life Insurance Benefit Plans

The Company maintains a U.S. qualified defined benefit pension plan ("the Plan") that covers substantially all employees. U.S. employees of the Company and certain affiliates with 5 or more years of service are entitled to annual pension benefits, beginning at normal retirement age (65), equal to 2% of their final average pay per year multiplied by the number of years of credited service up to a maximum of 60% of the average (50% for employees hired prior to January 1, 2001), less 1 2/3% of primary Social Security per year of credited service. Final average pay represents the average of any of their 60 highest paid calendar months during the last 120 calendar months of credited service preceding termination or retirement. Effective for all new employees who joined the Company on or after January 1, 2001, a new component or formula was applied under the Plan referred to as the "cash balance formula". Under the cash balance formula, the Company will contribute a percentage of an employee's pay to the Plan for each pay period, based on the employee's age. Once they become vested, employees can elect to receive the value of their plan benefit (the accumulated sum of their annual plan allocations with interest) in a single cash payment when they leave the Company.

Under certain conditions, as described in the Plan document, the Plan permits early retirement at ages 50-64 with a reduced benefit. Employees may elect to receive their pension benefits in the form of a joint and survivor annuity. If employees terminate before rendering 5 years of service, they forfeit the right to receive the portion of their accumulated plan benefits attributable to the Company's contributions. Employees receive the portion of their accumulated plan benefits as a lump-sum distribution upon retirement or termination, if less than five thousand dollars, or they may elect to receive their benefits as a life annuity payable monthly from date of retirement if their accumulated plan benefits are in excess of five thousand dollars.

The Company also maintains unfunded excess plans to provide benefits in excess of amounts permitted to be paid to participants of the plan under the provisions of the Internal Revenue Code. Additionally, the Company has entered into individual retirement agreements with certain current and retired directors providing for unfunded supplemental pension benefits.

The Hartford provides certain health care and life insurance benefits for eligible retired employees. The Hartford's contribution for health care benefits will depend upon the retiree's date of retirement and years of service. In addition, the plan has a defined dollar cap which limits average Company contributions. The Hartford has prefunded a portion of the health care and life insurance obligations through trust funds where such prefunding can be accomplished on a tax effective basis. Effective January 1, 2002, retiree medical, retiree dental and retiree life insurance benefits were eliminated for employees with original hire dates with the Company on or after January 1, 2002.

The following tables set forth a reconciliation of beginning and ending balances of the benefit obligation and fair value of plan assets as well as the funded status of The Hartford's defined benefit pension and postretirement health care and life insurance benefit plans for the years ended December 31, 2002 and 2001. International plans represent an immaterial percentage of total pension assets, liabilities and expense and, for reporting purposes, are combined with domestic plans.

	Pension Benefits		Other Benefits	
	2002	2001	2002	2001
Change in Benefit Obligation				
Benefit obligation — beginning of year	$ 2,108	$ 1,880	$ 373	$ 331
Service cost (excluding expenses)	80	67	9	8
Interest cost	156	145	27	25
Plan participants' contributions	—	—	6	5
Amendments	—	—	(5)	—
Actuarial loss	31	43	7	—
Change in assumption:				
Discount rate	354	70	44	27
Salary scale	(29)	—	—	—
Benefits paid	(112)	(96)	(27)	(23)
Sale of subsidiaries	—	(1)	—	—
Benefit obligation — end of year	$ 2,588	$ 2,108	$ 434	$ 373
Change in Plan Assets				
Fair value of plan assets—beginning of year	$ 1,711	$ 1,839	$ 97	$ 100
Actual return on plan assets	(111)	(119)	4	3
Employer contribution	—	90	—	—
Benefits paid	(101)	(93)	(5)	(6)
Expenses paid	(12)	(6)	—	—
Fair value of plan assets—end of year	$ 1,487	$ 1,711	$ 96	$ 97
Funded status	$ (1,101)	$ (397)	$ (337)	$ (276)
Unrecognized transition obligation	—	—	2	—
Unrecognized net actuarial (gain) loss	934	280	98	46
Unrecognized prior service cost	26	32	(109)	(127)
Net amount recognized	$ (141)	$ (85)	$ (346)	$ (357)

Amounts recognized in the Consolidated Balance Sheets consist of:

	Pension Benefits		Other Benefits	
	2002	2001	2002	2001
Accrued benefit liability	$ (763)	$ (115)	$ (346)	$ (357)
Intangible asset	32	—	—	—
Accumulated other comprehensive income	590	30	—	—
Net amount recognized	$ (141)	$ (85)	$ (346)	$ (357)

Assumptions used in calculating the net amount recognized for the plans were as follows:

As of December 31,	2002	2001
Weighted average discount rate	6.50%	7.50%
Rate of increase in compensation levels	4.00%	4.25%

For measurement purposes, a 10% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2002. The rate was assumed to decrease gradually to 5.0% for 2007 and remain at that level thereafter. Increasing/decreasing the health care trend rates by one percent per year would have the effect of increasing/decreasing the benefit obligation as of December 31, 2002 by $14 and the annual net periodic expense for the year then ended by $1, for the postretirement health care and life insurance benefit plan.

Total pension cost for the years ended December 31, 2002, 2001 and 2000 include the following components:

	Pension Benefits			Other Benefits		
	2002	2001	2000	2002	2001	2000
Service cost	$ 84	$ 70	$ 62	$ 9	$ 8	$ 7
Interest cost	156	145	135	27	25	23
Expected return on plan assets	(183)	(168)	(159)	(9)	(9)	(9)
Amortization of prior service cost	6	6	6	(24)	(23)	(23)
Amortization of unrecognized net losses	4	4	3	2	—	—
Amortization of unrecognized net obligation arising from initial application of SFAS No. 87	—	—	1	—	—	—
Net pension cost	$ 67	$ 57	$ 48	$ 5	$ 1	$ (2)

Assumptions used in calculating the net pension cost for the plans were as follows:

Twelve months ended December 31,	2002	2001	2000
Weighted average discount rate	7.50%	7.75%	8.25%
Expected long-term rate of return on plan assets	9.75%	9.75%	9.75%
Rate of increase in compensation levels	4.25%	4.25%	4.25%

As of December 31, 2002, the Company determined that 6.50% is the appropriate discount rate to calculate the Company's 2003 pension expense. At the same time, the Company lowered its expected long-term rate of return assumption from 9.75% to 9.00%.

13 Investment and Savings Plan

Substantially all U.S. employees are eligible to participate in The Hartford's Investment and Savings Plan under which designated contributions may be invested in common stock of The Hartford or certain other investments. These contributions are matched, up to 3% of compensation, by the Company. In addition, the Company allocates 0.5% of base salary to the plan for each eligible employee. The cost to The Hartford for the above plan was approximately $34, $30 and $28 for 2002, 2001 and 2000, respectively.

14 Reinsurance

The Hartford cedes insurance to other insurers in order to limit its maximum losses and to diversify its exposures. Such transfer does not relieve The Hartford of its primary liability under policies it wrote and, as such, failure of reinsurers to honor their obligations could result in losses to The Hartford. The Hartford also assumes reinsurance from other insurers. The Hartford also is a member of and participates in several reinsurance pools and associations. The Hartford evaluates the financial condition of its reinsurers and monitors concentrations of credit risk. Virtually all of The Hartford's property and casualty reinsurance is placed with reinsurers that meet strict financial criteria established by a credit committee. As of December 31, 2002, The Hartford had no reinsurance-related concentrations of credit risk greater than 10% of the Company's stockholders' equity.

In accordance with normal industry practice, Life is involved in both the cession and assumption of insurance with other insurance and reinsurance companies. As of December 31, 2002, the largest amount of life insurance retained on any one life by any one of the life operations was approximately $2.5. In addition, the Company reinsures the majority of the minimum death benefit guarantee and the guaranteed withdrawal benefits offered in connection with its variable annuity contracts.

Life insurance net retained premiums were comprised of the following:

For the years ended December 31,	2002	2001	2000
Gross premiums	$ 5,123	$ 5,070	$ 4,731
Assumed	180	232	137
Ceded	(419)	(398)	(303)
Net retained premiums	$ 4,884	$ 4,904	$ 4,565

Life reinsures certain of its risks to other reinsurers under yearly renewable term, coinsurance, and modified coinsurance arrangements. Yearly renewable term and coinsurance arrangements result in passing a portion of the risk to the reinsurer. Generally, the reinsurer receives a proportionate amount of the premiums less an allowance for commissions and expenses and is liable for a corresponding proportionate amount of all benefit payments. Modified coinsurance is similar to coinsurance except that the cash and investments that support the liabilities for contract benefits are not transferred to the assuming company, and settlements are made on a net basis between the companies.

Life also purchases reinsurance covering the death benefit guarantees on a portion of its variable annuity business. The Company is currently in arbitration with one of its reinsurers related to this reinsurance (see further discussion in Note 16(a)).

The cost of reinsurance related to long-duration contracts is accounted for over the life of the underlying reinsured policies using assumptions consistent with those used to account for the underlying policies. Life insurance recoveries on ceded reinsurance contracts, which reduce death and other benefits, were $484, $392 and $225 for the years ended December 31, 2002, 2001 and 2000, respectively.

The effect of reinsurance on property and casualty premiums written and earned was as follows:

For the years ended December 31,	2002	2001	2000
Premiums Written			
Direct	$ 8,985	$ 7,625	$ 7,109
Assumed	850	1,035	965
Ceded	(1,251)	(1,075)	(826)
Net	$ 8,584	$ 7,585	$ 7,248
Premiums Earned			
Direct	$ 8,404	$ 7,230	$ 6,770
Assumed	872	1,016	1,001
Ceded	(1,162)	(980)	(795)
Net	$ 8,114	$ 7,266	$ 6,976

Reinsurance cessions, which reduce claims and claim expenses incurred, were $988, $1.2 billion and $727 for the years ended December 31, 2002, 2001 and 2000, respectively.

The Hartford records a receivable for reinsured benefits paid and the portion of insurance liabilities that are reinsured, net of a valuation allowance, if necessary. The amounts recoverable from reinsurers are estimated based on assumptions that are consistent with those used in establishing the reserves related to the underlying reinsured contracts. Management believes the recoverables are appropriately established; however, in the event that future circumstances and information require The Hartford to change its estimate of needed loss reserves, the amount of reinsurance recoverables may also require adjustments.

15 Income Tax

For the years ended December 31,	2002	2001	2000
Income before income taxes and cumulative effect of accounting changes			
U.S. Federal	$ 1,068	$ 341	$ 1,381
International	—	—	37
Total income before income taxes and cumulative effect of accounting changes	$ 1,068	$ 341	$ 1,418
Income Tax Expense (Benefit)			
Current			
U.S. Federal	$ 136	$ (240)	$ 58
International	3	(2)	31
Total current	139	(242)	89
Deferred			
U.S. Federal	$ (70)	$ 41	$ 318
International	(1)	1	(17)
Total deferred	(71)	42	301
Total income tax expense (benefit)	$ 68	$ (200)	$ 390

Deferred tax assets (liabilities) include the following as of December 31:

U.S. Federal	2002	2001
Loss reserves discounted on tax return	$ 677	$ 624
Other insurance-related items	(212)	1
Employee benefits	377	173
Reserve for bad debts	32	26
Depreciation	27	29
Unrealized gains	(940)	(324)
Other investment-related items	19	(250)
Minimum tax credit	338	244
NOL benefit carryover	217	181
Other	10	(11)
Total	$ 545	$ 693

Prior to the Tax Reform Act of 1984, the Life Insurance Company Income Tax Act of 1959 permitted the deferral from taxation of a portion of statutory income under certain circumstances. In these situations, the deferred income was accumulated in a "Policyholders' Surplus Account" and, based on current tax law, will be taxable in the future only under conditions which management considers to be remote; therefore, no federal income taxes have been provided on the balance in this account, which was $104 as of December 31, 2002.

A reconciliation of the tax provision at the U.S. Federal statutory rate to the provision for income taxes is as follows:

For the years ended December 31,	2002	2001	2000
Tax provision at U.S. Federal statutory rate	$ 374	$ 119	$ 496
Tax-preferred investment income	(225)	(221)	(181)
Sale of International subsidiaries (see Note 18(b))	(8)	9	88
Internal Revenue Service audit settlement (see Note 16(d))	(77)	–	(24)
Tax adjustment—HLI (see Note 16(d))	–	(130)	–
Other	4	23	11
Provision (benefit) for income tax	$ 68	$ (200)	$ 390

16 Commitments and Contingencies

(a) Litigation

The Hartford is involved in claims litigation arising in the ordinary course of business, both as a liability insurer defending third-party claims brought against insureds and as an insurer defending coverage claims brought against it. The Hartford accounts for such activity through the establishment of unpaid claim and claim adjustment expense reserves. Subject to the discussion of the litigation involving Mac Arthur Company and its subsidiary, Western MacArthur Company, both former regional distributors of asbestos products (collectively or individually, "MacArthur"), below and the uncertainties discussed in (b) below under the caption "Asbestos and Environmental Claims," management expects that the ultimate liability, if any, with respect to such ordinary-course claims litigation, after consideration of provisions made for potential losses and costs of defense, will not be material to the consolidated financial condition, results of operations or cash flows of The Hartford.

The Hartford is also involved in other kinds of legal actions, some of which assert claims for substantial amounts. These actions include, among others, putative state and federal class actions seeking certification of a state or national class. Such putative class actions have alleged, for example, underpayment of claims or improper underwriting practices in connection with various kinds of insurance policies, such as personal and commercial automobile, premises liability, and inland marine. The Hartford also is involved in individual actions in which punitive damages are sought, such as claims alleging bad faith in the handling of insurance claims. Management expects that the ultimate liability, if any, with respect to such lawsuits, after consideration of provisions made for potential losses and costs of defense, will not be material to the consolidated financial condition of The Hartford. Nonetheless, given the large or indeterminate amounts sought in certain of these actions, and the inherent unpredictability of litigation, it is possible that an adverse outcome in certain matters could, from time to time, have a material adverse effect on the Company's consolidated results of operations or cash flows in particular quarterly or annual periods.

The MacArthur Litigation—Hartford Accident and Indemnity Company ("Hartford A&I"), a subsidiary of the Company, issued primary general liability policies to MacArthur during the period 1967 to 1976. MacArthur sought coverage for asbestos-related claims from Hartford A&I under these policies beginning in 1978. During the period between 1978 and 1987, Hartford A&I paid its full aggregate limits under these policies plus defense costs. In 1987, Hartford A&I notified MacArthur that its available limits under these policies had been exhausted, and MacArthur ceased submitting claims to Hartford A&I under these policies.

On October 3, 2000, thirteen years after it had accepted Hartford A&I's notice of exhaustion, MacArthur filed an action against Hartford A&I and another insurer in the U.S. District Court for the Eastern District of New York, seeking for the first time additional coverage for asbestos bodily injury claims under the Hartford A&I primary policies. MacArthur seeks additional coverage on the theory that Hartford A&I has exhausted only its products aggregate limit of liability, not separate limits MacArthur alleges to be available for non-products liability. The complaint seeks a declaration of coverage and unquantified damages. Hartford A&I has moved for summary judgment dismissing MacArthur's claims with prejudice. MacArthur has moved to dismiss the action without prejudice. Both motions are pending.

On June 3, 2002, The St. Paul Companies, Inc. ("St. Paul") announced a settlement of a coverage action brought by MacArthur against United States Fidelity and Guaranty Company ("USF&G"), a subsidiary of St. Paul. Under the settlement, St. Paul agreed to pay a total of $975 to resolve its asbestos liability to MacArthur in conjunction with a proposed bankruptcy petition and pre-packaged plan of reorganization to be filed by MacArthur. USF&G provided at least twelve years of primary general liability coverage to MacArthur, but, unlike Hartford A&I, had denied coverage and had refused to pay for defense or indemnity.

On October 7, 2002, MacArthur filed an action in the Superior Court in Alameda County, California, against Hartford A&I and two other insurers. As in the New York action, MacArthur seeks a declaration of coverage and damages for asbestos bodily injury claims. Five asbestos claimants who allegedly have obtained default judgments against MacArthur also are joined as plaintiffs; they seek to recover the amount of their default judgments and additional damages directly from the defendant insurers and assert a right to an accelerated trial.

In its October 7, 2002 complaint, MacArthur alleges that it has approximately $1.8 billion of unpaid asbestos liability judgments against it to date. The ultimate amount of MacArthur's alleged non-products asbestos liability, including any unresolved current claims and future demands, is currently unknown. On Hartford A&I's motion, the court stayed the action until March 3, 2003, to allow the New York federal court time to rule first on the motions pending there.

On November 22, 2002, MacArthur filed a bankruptcy petition and proposed plan of reorganization, which seeks to implement the terms of its settlement with St. Paul. MacArthur's bankruptcy filings indicate that it will seek to have the full amount of its current and future asbestos liability estimated in conjunction with plan confirmation. If such an estimation is made, MacArthur intends to ask the Alameda County court to enter judgment against the insurers for the amount of its total liability, including unliquidated claims and future demands, less the estimated amount ultimately paid by St. Paul. Hartford A&I has filed an adversary complaint in the MacArthur bankruptcy seeking a declaratory judgment that any estimation made in the bankruptcy proceedings is not an adjudication of MacArthur's asbestos liability for purposes of insurance coverage.

Hartford A&I intends to defend the MacArthur actions vigorously. Based on the information currently available, management believes that Hartford A&I's liability, if any, to MacArthur will not be finally resolved for at least a year and most probably not for several years. In the opinion of management, the ultimate outcome is highly uncertain for many reasons. It is not yet known, for example, in which venue Hartford A&I's liability, if any, will be determined; whether Hartford A&I's defenses based on MacArthur's long delay in asserting claims for further coverage will be successful; how other significant coverage defenses will be decided; or the extent to which the claims and default judgments against MacArthur involve injury outside of the products and completed operations hazard definitions of the policies. In the opinion of management, an adverse outcome could have a material adverse effect on the Company's results of operations, financial condition and liquidity.

Bancorp Services, LLC—On March 15, 2002, a jury in the U.S. District Court for the Eastern District of Missouri issued a verdict in Bancorp Services, LLC ("Bancorp") v. HLIC, et al., in favor of Bancorp in the amount of $118. The case involved claims of patent infringement, misappropriation of trade secrets, and breach of contract against HLIC and its affiliate International Corporate Marketing Group, LLC ("ICMG"). The judge dismissed the patent infringement claim on summary judgment. The jury's award was based on the last two claims. On August 28, 2002, the Court entered an order awarding Bancorp prejudgment interest on the breach of contract claim in the amount of $16.

HLIC and ICMG have appealed the judgment on the trade secret and breach of contract claims. Bancorp has cross-appealed the pretrial dismissal of its patent infringement claim. The Company's management, based on the advice of its legal counsel, believes that there is a substantial likelihood that the judgment will not survive at its current amount. Based on the advice of legal counsel regarding the potential outcomes of this litigation, the Company recorded an $11 after-tax charge for this matter in the first quarter of 2002 to increase litigation reserves. Should HLIC and ICMG not succeed in eliminating or reducing the judgment, a significant additional expense would be recorded in the future.

Reinsurance Arbitration—The Company is involved in arbitration with one of its primary reinsurers relating to policies with death benefit guarantees written from 1994 to 1999. The arbitration involves alleged breaches under the reinsurance treaties. Although the Company believes that its position in this pending arbitration is strong, an adverse outcome could result in a decrease to the Company's statutory surplus and capital and potentially increase the death benefit costs incurred by the Company in the future. The arbitration hearing was held during the fourth quarter of 2002, but no decision has been rendered.

(b) Asbestos and Environmental Claims

The Hartford continues to receive claims that assert damages from asbestos- and environmental-related exposures. Asbestos claims relate primarily to bodily injuries asserted by those who came in contact with asbestos or products containing asbestos. Environmental claims relate primarily to pollution and related clean-up costs.

The Hartford wrote several different categories of insurance coverage to which asbestos and environmental claims may apply. First, The Hartford wrote direct policies as a primary liability insurance carrier. Second, The Hartford wrote direct excess insurance policies providing additional coverage for insureds that exhaust their primary liability insurance coverage. Third, The Hartford acted as a reinsurer assuming a portion of risks previously assumed by other insurers writing primary, excess and reinsurance coverages. Fourth, The Hartford participated as a London Market company that wrote both direct insurance and assumed reinsurance business.

With regard to both environmental and particularly asbestos claims, significant uncertainty limits the ability of insurers and reinsurers to estimate the ultimate reserves necessary for unpaid losses and related settlement expenses. Conventional reserving techniques cannot reasonably estimate the ultimate cost of these claims, particularly during periods where theories of law are in flux. As a result of the factors discussed in the following paragraphs, the degree of variability of reserve estimates for these exposures is significantly greater than for other more traditional exposures. In particular, The Hartford believes there is a high degree of uncertainty inherent in the estimation of asbestos loss reserves.

In the case of the reserves for asbestos exposures, factors contributing to the high degree of uncertainty include inadequate development patterns, plaintiffs' expanding theories of liability, the risks inherent in major litigation and inconsistent emerging legal doctrines. Courts have reached inconsistent conclusions as to when losses are deemed to have occurred and which policies provide coverage; what types of losses are covered; whether there is an insurer obligation to defend; how policy limits are determined; whether particular claims are product/completed operation claims subject to an aggregate limit and how policy exclusions and conditions are applied and interpreted. Furthermore, insurers in general, including The Hartford, have recently experienced an increase in the number of asbestos-related claims due to, among other things, more intensive advertising by lawyers seeking asbestos claimants, plaintiffs' increased focus on new and previously peripheral defendants and an increase in the number of insureds seeking bankruptcy protection as a result of asbestos-related liabilities. Plaintiffs and insureds have sought to use bankruptcy proceedings to accelerate and increase loss payments by insurers. In addition some policyholders have begun to assert new classes of claims for so called "non-product" coverages to which an aggregate limit of liability may not apply. Recently, many insurers, including, in a limited number of instances, The Hartford, also have been sued directly by asbestos claimants asserting that insurers had a duty to protect the public from the dangers of asbestos. Management believes these issues are not likely to be resolved in the near future.

In the case of the reserves for environmental exposures, factors contributing to the high degree of uncertainty include court decisions that have interpreted the insurance coverage to be broader than originally intended; inconsistent decisions, especially across jurisdictions and uncertainty as to the monetary amount being sought by the claimant from the insured.

Further uncertainties include, the effect of the recent acceleration in the rate of bankruptcy filings by asbestos defendants on the rate and amount of The Hartford's asbestos claims payments; a further increase or decrease in asbestos and environmental claims which cannot now be anticipated; whether some policyholders' liabilities will reach the umbrella or excess layer of their coverage; the resolution or adjudication of some disputes pertaining to the amount of available coverage for asbestos claims in a manner inconsistent with The Hartford's previous assessment of these claims; the number and outcome of direct actions against The Hartford; and unanticipated developments pertaining to The Hartford's ability to recover reinsurance for environmental and asbestos claims. It is also not possible to predict changes in the legal and legislative environment and their impact on the future development of environmental and asbestos claims. Additionally, the reporting pattern for excess insurance and reinsurance claims is much longer than direct claims. In many instances, it takes months or years to determine that the customer's own obligations have been met and how the reinsurance in question may apply to such claims. The delay in reporting reinsurance claims and exposures adds to the uncertainty of estimating the related reserves.

Given the factors and emerging trends described above, The Hartford believes the actuarial tools and other techniques it employs to estimate the ultimate cost of claims for more traditional kinds of insurance exposure are less precise in estimating reserves for its asbestos exposures. The Hartford continually evaluates new information and new methodologies in assessing its potential asbestos exposures. At any time, The Hartford may be conducting an analysis of newly identified information. Completion of exposure analyses could cause The Hartford to change its estimates of its asbestos reserves and the effect of these changes could be material to the Company's consolidated operating results and financial condition and liquidity.

On May 14, 2002, The Hartford announced its participation, along with several dozen other insurance carriers, in a settlement in principle with its insured, PPG Industries ("PPG"), of litigation arising from asbestos exposures involving Pittsburgh Corning Corporation ("Pittsburgh Corning"), which is 50% owned by PPG. The structure of the settlement will allow The Hartford to make fixed payments to a settlement trust over a 20-year period beginning in 2004 and allows The Hartford to prepay its obligations at any time at a fixed discount rate of 5.5%. The settlement is subject to a number of contingencies, including the negotiation of a definitive agreement among the parties and approval of the bankruptcy court supervising the reorganization of Pittsburgh Corning. The Hartford estimated the settlement amount to be approximately $130 (non tax-effected) on a discounted basis and net of anticipated reinsurance recoveries. The settlement was covered by existing asbestos reserves, and as a result, did not have a material impact on the Company's consolidated financial condition or results of operations.

As of December 31, 2002 and 2001, the Company reported $1.1 billion and $616 of net asbestos and $591 and $654 of net environmental reserves, respectively. Because of the significant uncertainties previously described, principally those related to asbestos, the ultimate liabilities may exceed the currently recorded reserves. Any such additional liability (or any range of additional amounts) cannot be reasonably estimated now but could be material to The Hartford's future consolidated operating results, financial condition and liquidity. Consistent with the Company's longstanding reserving practices, The Hartford will continue to regularly review and monitor these reserves and, where future circumstances indicate, make appropriate adjustments to the reserves.

(c) Lease Commitments

Total rental expense on operating leases was $192 in 2002, $181 in 2001 and $179 in 2000. Future minimum lease commitments are as follows:

2003	$ 134
2004	121
2005	108
2006	93
2007	78
Thereafter	160
Total	$ 694

(d) Tax Matters

The Company's Federal income tax returns are routinely audited by the Internal Revenue Service ("IRS"). Throughout the audit of the 1996-1997 years, the Company and the IRS have been engaged in an ongoing dispute regarding what portion of the separate account dividends-received deduction ("DRD") is deductible by the Company. During 2001 the Company continued its discussions with the IRS.

As part of the Company's due diligence with respect to this issue, the Company closely monitored the activities of the IRS with respect to other taxpayers on this issue and consulted with outside tax counsel and advisors on the merits of the Company's separate account DRD. The due diligence was completed during the third quarter of 2001 and the Company concluded that it was probable that a greater portion of the separate account DRD claimed on its filed returns would be realized. Based on the Company's assessment of the probable outcome, the Company concluded an additional $130 tax benefit was appropriate to record in the third quarter of 2001, relating to the tax years 1996-2000. Additionally, the Company increased its estimate of the separate account DRD recognized with respect to tax year 2001 from $44 to $60. Furthermore, for the tax year 2002 this amount was $63. During 2000, the Company had recorded a $24 tax benefit as a result of a final settlement with the IRS on different aspects of the Company's share of the DRD deduction for the 1993-1995 tax years.

Earlier in 2002, the Company and its IRS agent requested advice from the National Office of the IRS with respect to certain aspects of the computation of the separate account DRD that had been claimed by the Company for the 1996-1997 audit period. During September 2002 the IRS National Office issued a ruling that confirmed that the Company had properly computed the items in question in the separate account DRD claimed on its 1996-1997 tax returns. Additionally, during the third quarter, the Company reached agreement with the IRS on all other issues with respect to the 1996-1997 tax years. The Company recorded a benefit of $76 during the third quarter of 2002, primarily relating to the tax treatment of such issues for the 1996-1997 tax years, as well as appropriate carryover adjustments to the 1998-2002 years. The Company will continue to monitor further developments surrounding the computation of the separate account DRD, as well as other items, and will adjust its estimate of the probable outcome of these issues as developments warrant. Management believes that adequate provision has been made in the financial statements for any potential assessments that may result from tax examinations and other tax-related matters for all open tax years.

(e) Unfunded Commitments

At December 31, 2002, The Hartford has outstanding commitments to fund limited partnership investments totaling $396. These capital commitments can be called by the partnerships during the commitment period (on average, 3-6 years) to fund working capital needs or the purchase of new investments. If the commitment period expires and has not been fully funded, The Hartford is not required to fund the remaining unfunded commitment but may elect to do so.

17 Segment Information

The Hartford is organized into two major operations: Life and Property & Casualty. Within these operations, The Hartford conducts business principally in nine operating segments. Additionally, the capital raising and purchase accounting adjustment activities related to the June 27, 2000 acquisition of all of the outstanding shares of HLI that the Company did not already own, capital raised in 2002 that was not contributed to the Company's insurance subsidiaries, and the minority interest in HLI for pre-acquisition periods are included in Corporate.

Life is organized into four reportable operating segments: Investment Products, Individual Life, Group Benefits and Corporate Owned Life Insurance ("COLI"). Investment Products offers individual variable and fixed annuities, mutual funds, retirement plan services and other investment products. Individual Life sells a variety of life insurance products, including variable life, universal life, interest sensitive whole life and term life insurance. Group Benefits sells group insurance products, including group life and group disability insurance as well as other products, including stop loss and supplementary medical coverages to employers and employer sponsored plans, accidental death and dismemberment, travel accident and other special risk coverages to employers and associations. COLI primarily offers variable products used by employers to fund non-qualified benefits or other postemployment benefit obligations as well as leveraged COLI. Life also includes in an Other category its international operations, which are primarily located in Japan and Latin America; realized capital gains and losses; as well as corporate items not directly allocated to any of its reportable operating segments, principally interest expense; and intersegment eliminations.

In January 2002, Property & Casualty integrated its Affinity Personal Lines and Personal Insurance segments, now reported as Personal Lines. As a result, Property & Casualty is now organized into five reportable operating segments: the North American underwriting segments of Business Insurance, Personal Lines, Specialty Commercial and Reinsurance; and the Other Operations segment, which includes substantially all of the Company's asbestos and environmental exposures. "North American" includes the combined underwriting results of the Business Insurance, Personal Lines, Specialty Commercial and Reinsurance underwriting segments along with income and expense items allocated to these segments, such as net investment income, net realized capital gains and losses, other expenses including interest, and income taxes.

Business Insurance provides standard commercial insurance coverage to small commercial and middle market commercial business primarily throughout the United States. This segment offers workers' compensation, property, automobile, liability, umbrella and marine coverages. Commercial risk management products and services are also provided.

Personal Lines provides automobile, homeowners' and home-based business coverages to the members of AARP through a direct marketing operation; to individuals who prefer local agent involvement through a network of independent agents in the standard personal lines market; and through the Omni Insurance Group in the non-standard automobile market. Personal Lines also operates a member contact center for health insurance products offered through AARP's Health Care Options.

The Specialty Commercial segment offers a variety of customized insurance products and risk management services. Specialty Commercial provides standard commercial insurance products including workers' compensation, automobile and liability coverages to large-sized companies. Specialty Commercial also provides bond, professional liability, specialty casualty and agricultural coverages, as well as core property and excess and surplus lines coverages not normally written by standard lines insurers. Alternative markets, within Specialty Commercial, provides insurance products and services primarily to captive insurance companies, pools and self-insurance groups. In addition, Specialty Commercial provides third party administrator services for claims administration, integrated benefits, loss control and performance measurement through Specialty Risk Services.

The Reinsurance segment assumes reinsurance in North America and primarily writes treaty reinsurance through professional reinsurance brokers covering various property, casualty, property catastrophe, marine and alternative risk transfer ("ART") products. ART includes non-traditional reinsurance products such as multi-year property catastrophe treaties, aggregate of excess of loss agreements and quota share treaties with event or aggregate loss ratio caps. International property catastrophe, marine and ART are also sourced outside of North America through a London contact office.

The Other Operations segment consists of certain property and casualty insurance operations of The Hartford which have discontinued writing new business and includes substantially all of the Company's asbestos and environmental exposures. The Other Operations segment results also include activity for the Company's international property and casualty businesses up until their dates of sale, and for 2002 include the activity in the exited international lines of Reinsurance as a result of its restructuring in October 2001. (For further discussion of this restructuring, see Note 18(c).)

The measure of profit or loss used by The Hartford's management in evaluating performance is operating income, except for its North American underwriting segments, which are evaluated by The Hartford's management primarily based upon underwriting results. Underwriting results represent premiums earned less incurred claims, claim adjustment expenses and underwriting expenses. "Operating income" is defined as after-tax operational results excluding, as applicable, net realized capital gains or losses, the cumulative effect of accounting changes. While not considered segments, the Company also reports and evaluates operating income results for Life, Property & Casualty and North American.

Certain transactions between segments occur during the year that primarily relate to tax settlements, insurance coverage, expense reimbursements, services provided and capital contributions. Certain reinsurance stop loss agreements exist between the segments which specify that one segment will reimburse another for losses incurred in excess of a predetermined limit. Also, one segment may purchase group annuity contracts from another to fund pension costs and claim annuities to settle casualty claims. In addition, certain intersegment transactions occur in Life. These transactions include interest income on allocated surplus and the allocation of certain net realized capital gains and losses through net investment income utilizing the duration of the segment's investment portfolios. On December 1, 2002, The Hartford entered into a contract with a subsidiary, Fencourt Reinsurance Company, Ltd. ("Fencourt"), whereby Fencourt will provide reinsurance for the Property & Casualty operations. The financial results of this reinsurance program, net of retrocessions to unrelated reinsurers, will be included in the Specialty Commercial segment.

The following tables present revenues and operating income (loss). Underwriting results are presented for the Business Insurance, Personal Lines, Specialty Commercial and Reinsurance segments, while operating income is presented for all other segments, along with Life and Property & Casualty, including North American.

Reporting Segment Information

For the years ended December 31,	2002	2001	2000
Revenues			
Life			
Investment Products	$ 2,597	$ 2,506	$ 2,380
Individual Life	958	890	640
Group Benefits	2,582	2,507	2,207
COLI	592	719	767
Other [1]	(304)	(73)	(4)
Total Life	6,425	6,549	5,990
Property & Casualty			
North American			
Earned premiums and other revenue			
Business Insurance	3,126	2,645	2,298
Personal Lines	3,107	2,897	2,713
Specialty Commercial	1,455	1,242	1,202
Reinsurance	713	920	809
Ceded premiums related to September 11 [2]	—	(91)	—
Total earned premiums and other revenue	8,401	7,613	7,022
Net investment income	928	907	862
Net realized capital gains (losses)	(56)	(108)	218
Total North American	9,273	8,412	8,102
Other Operations	189	168	602
Total Property & Casualty	9,462	8,580	8,704
Corporate	20	18	9
Total revenues	$ 15,907	$ 15,147	$ 14,703

[1] Amounts include net realized capital losses of $(317), $(133) and $(88) for the years ended December 31, 2002, 2001 and 2000, respectively.

[2] 2001 includes reinsurance cessions of $(15) related to Business Insurance, $(7) related to Specialty Commercial and $(69) related to Reinsurance.

For the years ended December 31,	2002	2001	2000
Net Income (Loss)			
Operating Income (Loss)			
Life			
Investment Products	$ 432	$ 463	$ 424
Individual Life	133	121	79
Group Benefits	128	106	90
COLI	32	37	34
Other	28	73	5
Total Life	753	800	632
Property & Casualty			
North American			
Underwriting results			
Business Insurance	44	3	(50)
Personal Lines	(46)	(78)	2
Specialty Commercial	(23)	(95)	(103)
Reinsurance	(59)	(149)	(73)
Underwriting results excluding September 11	(84)	(319)	(224)
September 11 [1]	—	(647)	—
Total North American underwriting results	(84)	(966)	(224)
Net servicing and other income [2]	15	22	9
Net investment income	928	907	862
Other expenses [3]	(243)	(189)	(216)
Income tax (expense) benefit	(97)	206	(19)
Total North American	519	(20)	412
Other Operations	4	6	17
Total Property & Casualty	523	(14)	429
Corporate	(26)	(62)	(99)
Total operating income	1,250	724	962
Restructuring charges, net of tax	—	(11)	—
Loss from early retirement of debt, net of tax	—	(8)	—
Cumulative effect of accounting changes, net of tax	—	(34)	—
Net realized capital gains (losses), after-tax	(250)	(164)	12
Net income	$ 1,000	$ 507	$ 974

[1] 2001 includes underwriting losses related to September 11 of $(245) in Business Insurance, $(9) in Personal Lines, $(167) in Specialty Commercial and $(226) in Reinsurance.

[2] Net of expenses related to service business.

[3] 2001 excludes $15 related to restructuring charges.

Assets

As of December 31,	2002	2001	2000
Life	$ 149,794	$ 151,609	$ 143,621
Property & Casualty	31,197	29,187	27,513
Corporate	1,052	797	817
Total assets	$ 182,043	$ 181,593	$ 171,951

Geographical Segment Information

For the years ended December 31,	2002	2001	2000
Revenues			
North America	$ 15,779	$ 15,003	$ 14,062
Other	128	144	641
Total revenues	$ 15,907	$ 15,147	$ 14,703

Revenues by Product Line

For the years ended December 31,	2002	2001	2000
Revenues			
Life			
Investment Products			
Individual annuity	$ 1,452	$ 1,492	$ 1,538
Other	1,145	1,014	842
Total Investment Products	2,597	2,506	2,380
Individual Life	958	890	640
Group Benefits	2,582	2,507	2,207
COLI	592	719	767
Other [1]	(304)	(73)	(4)
Total Life	6,425	6,549	5,990
Property & Casualty			
North American			
Business Insurance			
Workers' Compensation	1,079	891	764
Property	927	770	646
Automobile	590	512	445
Liability	382	345	331
Other	148	127	112
Total Business Insurance	3,126	2,645	2,298
Personal Lines			
Automobile	2,232	2,067	1,956
Homeowners and other [2]	875	830	757
Total Personal Lines	3,107	2,897	2,713
Specialty Commercial			
Workers' Compensation	112	126	118
Property	198	108	86
Automobile	19	20	19
Liability	238	151	72
Other [2]	888	837	907
Total Specialty Commercial	1,455	1,242	1,202
Reinsurance	713	920	809
Ceded premiums related to September 11	—	(91)	—
Net investment income	928	907	862
Net realized capital gains (losses)	(56)	(108)	218
Total North American	9,273	8,412	8,102
Other Operations	189	168	602
Total Property & Casualty	9,462	8,580	8,704
Corporate	20	18	9
Total revenues	$ 15,907	$ 15,147	$ 14,703

[1] Amounts include net realized capital losses of $(317), $(133) and $(88) for the years ended December 31, 2002, 2001 and 2000, respectively.

[2] *Represents servicing revenue.*

18 Acquisitions, Dispositions and Restructuring

(a) Acquisitions

Fortis

On April 2, 2001, The Hartford acquired Fortis Financial Group for $1.12 billion in cash. The Company effected the acquisition through several reinsurance agreements with subsidiaries of Fortis, Inc. and the purchase of 100% of the stock of Fortis Advisers, Inc. and Fortis Investors, Inc., wholly-owned subsidiaries of Fortis, Inc. The acquisition was accounted for as a purchase transaction and, as such, the revenues and expenses generated by this business from April 2, 2001 forward are included in the Company's Consolidated Statements of Income.

Purchase consideration for the transaction was as follows:

Issuance of:	
Common stock issuance (10 million shares @ $64.00 per share), net of transaction costs	$ 615
Long-term notes:	
$400 7.375% notes due March 1, 2031	400
Trust preferred securities:	
$200 7.625% Trust Preferred Securities (Series B) due February 15, 2050	200
Consideration raised	$ 1,215

The assets and liabilities acquired in this transaction were recorded at values prescribed by applicable purchase accounting rules, which represent estimated fair value. In addition, an intangible asset representing the present value of future profits ("PVP") of the acquired business was established in the amount of $605. The PVP is amortized to expense in relation to the estimated gross profits of the underlying insurance contracts, and interest is accreted on the unamortized balance. For the years ended December 31, 2002 and 2001, amortization of PVP amounted to $62 and $66, respectively. Goodwill of $553, representing the excess of the purchase price over the amount of net assets (including PVP) acquired, has also been recorded and was amortized on a straight-line basis until January 1, 2002, when amortization ceased under the provisions of SFAS No. 142.

HLI Repurchase

On June 27, 2000, The Hartford acquired all of the outstanding shares of HLI that it did not already own. The HLI Repurchase has been recorded as a purchase transaction. Consideration totaled $1.4 billion and resulted in recognition of goodwill (excess of the purchase price over the fair value of the net assets acquired) of $862, which was amortized on a straight-line basis until January 1, 2002, when amortization ceased under the provisions of SFAS No. 142.

Purchase consideration for the transaction was as follows:

Issuance of:	
Common stock from treasury (7.25 million shares @ $54.90 per share)	$ 398
Long-term notes:	
$250 7.75% notes due June 15, 2005	244
$275 7.90% notes due June 15, 2010	272
Commercial paper	400
Consideration raised	1,314
Other, including conversion of HLI employee stock options and restricted shares	102
Total consideration	$ 1,416

Purchase accounting for this transaction resulted in adjustments to the cost basis of certain assets and liabilities acquired based on assessments of fair value. These adjustments also include the recognition of an asset representing the present value of estimated net cash flows, PVP, embedded in HLI's existing insurance and investment contracts. The amount of the purchase price allocated to PVP was $801. PVP is amortized to expense in relation to the estimated gross profits on those contracts, and interest is accreted on the unamortized balance. For the years ended December 31, 2002, 2001 and 2000, amortization of PVP amounted to $70, $79 and $47, respectively.

(b) Dispositions

In September 2001, The Hartford entered into an agreement to sell its Singapore-based Hartford Insurance Company (Singapore), Ltd. The Company recorded a net realized capital loss of $9 after-tax related to the sale, which was completed in January 2002.

On September 7, 2001, HLI completed the sale of its ownership interest in an Argentine subsidiary, Sudamerica Holding S.A. The Company recorded an after-tax net realized capital loss of $21 related to the sale.

On February 8, 2001, The Hartford completed the sale of its Spain-based subsidiary, Hartford Seguros. The Hartford recorded an after-tax net realized capital loss of $16.

On December 22, 2000, The Hartford completed the sale of its Netherlands-based Zwolsche subsidiary. The Hartford received $547, before costs of sale, and reported an after-tax net realized capital gain of $69 related to the transaction. Management used a portion of the proceeds from the sale to reduce outstanding commercial paper which was issued to partially fund The HLI Repurchase.

(c) Restructuring

During the fourth quarter of 2001, the Company approved and implemented plans for restructuring the operations of both HartRe and The Hartford Bank. In October 2001, HartRe announced a restructuring of its entire international and domestic operations, with the purpose of centralizing the underwriting organization in Hartford, Connecticut. Also during the fourth quarter of 2001, the Boards of Directors for both The Hartford Bank and The Hartford Financial Services Group, Inc., approved The Hartford Bank's dissolution plan.

As a result of these restructuring plans, the Company recorded a fourth quarter pretax charge of approximately $16, which is classified within "Other Expenses" on the 2001 Consolidated Statement of Income. This amount includes $8 in employee-related costs, $5 in occupancy-related costs and the remaining $3 in other restructuring-related costs.

The 79 employees terminated under these restructuring plans primarily relate to all levels of the underwriting and claims areas. The occupancy-related costs represent the remaining lease liabilities for both the domestic and international offices of HartRe to be closed pursuant to the restructuring plan. As of December 31, 2002, the Company has paid approximately $6 in employee-related restructuring costs, $2 in occupancy-related costs and $1 in other restructuring-related costs.

19 Accumulated Other Comprehensive Income ("AOCI")

Comprehensive income is defined as all changes in stockholders' equity, except those arising from transactions with stockholders. Comprehensive income includes net income and other comprehensive income, which for the Company consists of changes in unrealized appreciation or depreciation of investments carried at market value, changes in gains or losses on cash-flow hedging instruments, changes in foreign currency translation gains or losses and changes in the Company's minimum pension liability.

The components of AOCI or loss were as follows:

For the year ended December 31, 2002	Unrealized Gain (Loss) on Securities, net of tax	Net Gain on Cash-Flow Hedging Instruments, net of tax	Foreign Currency Cumulative Translation Adjustments	Minimum Pension Liability Adjustment, net of tax	Accumulated Other Comprehensive Income (Loss)
Balance, beginning of period	$ 606	$ 63	$ (116)	$ (19)	$ 534
Unrealized gain on securities [1] [2]	838	—	—	—	838
Foreign currency translation adjustments [1]	—	—	21	—	21
Net gain on cash-flow hedging instruments [1] [3]	—	65	—	—	65
Minimum pension liability adjustment [1]	—	—	—	(364)	(364)
Balance, end of period	$ 1,444	$ 128	$ (95)	$ (383)	$ 1,094

For the year ended December 31, 2001					
Balance, beginning of period	$ 497	$ —	$ (113)	$ (15)	$ 369
Cumulative effect of accounting change [4]	(1)	24	—	—	23
Unrealized gain on securities [1] [2]	110	—	—	—	110
Foreign currency translation adjustments [1]	—	—	(3)	—	(3)
Net gain on cash-flow hedging instruments [1] [3]	—	39	—	—	39
Minimum pension liability adjustment [1]	—	—	—	(4)	(4)
Balance, end of period	$ 606	$ 63	$ (116)	$ (19)	$ 534

For the year ended December 31, 2000					
Balance, beginning of period	$ (198)	$ —	$ (63)	$ (11)	$ (272)
Unrealized gain on securities [1]	695	—	—	—	695
Foreign currency translation adjustments [1]	—	—	(50)	—	(50)
Minimum pension liability adjustment [1]	—	—	—	(4)	(4)
Balance, end of period	$ 497	$ —	$ (113)	$ (15)	$ 369

[1] Unrealized gain (loss) on securities is net of tax and other items of $810, $60 and $370 for the years ended December 31, 2002, 2001 and 2000, respectively. Net gain on cash-flow hedging instruments is net of tax of $35 and $21 for the years ended December 31, 2002 and 2001. Minimum pension liability adjustment is net of tax of $(196), $(2) and $(2) for the years ended December 31, 2002, 2001 and 2000, respectively.

[2] Net of reclassification adjustment for gains (losses) realized in net income of $(252), $(72) and $(57) for the years ended December 31, 2002, 2001 and 2000, respectively.

[3] Net of amortization adjustment of $5 and $6 to net investment income for the years ended December 31, 2002 and 2001, respectively.

[4] For the year ended December 31, 2001, unrealized gain (loss) on securities, net of tax, includes cumulative effect of accounting change of $(23) to net income and $24 to net gain on cash-flow hedging instruments.

Three Months Ended	March 31, 2002	March 31, 2001	June 30, 2002	June 30, 2001	September 30, 2002	September 30, 2001	December 31, 2002	December 31, 2001
Revenues	$ 3,900	$ 3,722	$ 3,885	$ 3,847	$ 3,961	$ 3,722	$ 4,161	$ 3,856
Benefits, claims and expenses	$ 3,532	$ 3,401	$ 3,685	$ 3,552	$ 3,767	$ 4,148	$ 3,855	$ 3,705
Net income (loss) [1]	$ 292	$ 240	$ 185	$ 226	$ 265	$ (103)	$ 258	$ 144
Income (loss) before cumulative effect of accounting change [1]	$ 292	$ 263	$ 185	$ 237	$ 265	$ (103)	$ 258	$ 144
Basic earnings (loss) per share [1]	$ 1.19	$ 1.04	$ 0.75	$ 0.95	$ 1.06	$ (0.43)	$ 1.01	$ 0.59
Basic earnings (loss) per share before cumulative effect of accounting change [1]	$ 1.19	$ 1.14	$ 0.75	$ 1.00	$ 1.06	$ (0.43)	$ 1.01	$ 0.59
Diluted earnings (loss) per share [1] [2]	$ 1.17	$ 1.02	$ 0.74	$ 0.94	$ 1.06	$ (0.43)	$ 1.01	$ 0.58
Diluted earnings (loss) per share before cumulative effect of accounting change [1] [2]	$ 1.17	$ 1.12	$ 0.74	$ 0.98	$ 1.06	$ (0.43)	$ 1.01	$ 0.58
Weighted average common shares outstanding	246.1	231.5	247.4	237.3	248.9	238.0	255.2	244.1
Weighted average common shares outstanding and dilutive potential common shares [2]	249.7	235.5	250.7	241.3	250.5	238.0	256.3	247.1

[1] Included in the quarter ended March 31, 2002 is an after-tax expense of $11 in Life related to Bancorp Services, LLC litigation and $8 after-tax benefit in Life's September 11 exposure. Included in the quarter ended September 30, 2002 are $76 of tax benefits in Life related to the favorable treatment of certain tax items arising during the 1996-2002 tax years. Included in the quarter ended September 30, 2001 are after-tax losses of $440 related to September 11 and $130 of tax benefit in Life primarily related to the expected favorable treatment of certain tax items arising during the 1996-2000 tax years.

[2] As a result of the net loss in the quarter ended September 30, 2001, SFAS No. 128, "Earnings Per Share", requires the Company to use basic weighted average shares outstanding in the calculation of third quarter 2001 diluted earnings per share, as the inclusion of options and contingently issuable share 3.7 would have been antidilutive to the earnings per share calculation. In the absence of the net loss, weighted average common shares outstanding and dilutive potential common shares would have totaled 241.7.

Senior Management

Executive and Corporate Officers

Ramani Ayer
Chairman, President and Chief Executive Officer

Thomas M. Marra
Executive Vice President

David K. Zwiener
Executive Vice President

David M. Johnson
Executive Vice President and Chief Financial Officer

Neal S. Wolin
Executive Vice President and General Counsel

David M. Znamierowski
Group Senior Vice President and Chief Investment Officer

Ann B. Glover
Group Senior Vice President, Corporate Relations, and Chief Marketing Officer

Randall I. Kiviat
Group Senior Vice President, Human Resources

Joel Freedman
Senior Vice President, Government Affairs

John N. Giamalis
Senior Vice President and Treasurer

William B. Malchodi
Senior Vice President and Director of Taxes

Robert J. Price
Senior Vice President and Controller

Hartford Investment Management Company (HIMCO)

David M. Znamierowski
President

Life

Thomas M. Marra
President and Chief Operating Officer

Robert A. Kerzner
Executive Vice President, Individual Life Division, and President, Woodbury Financial Services

John C. Walters
Executive Vice President, Investment Products Division

Stephen T. Joyce
Senior Vice President, Institutional Solutions Group

David M. Levenson
Senior Vice President, Retail Product Management Group

Lizabeth H. Zlatkus
Executive Vice President, Group Benefits Division

Lois W. Grady
Executive Vice President, Information Systems and Services

Vittorio M. Severino
Senior Vice President, Information Technology

Gregory A. Boyko
Senior Vice President, International

Timothy P. Schiltz
President, Hartford Life Insurance K.K. of Japan

Ann M. de Raismes
Senior Vice President, Human Resources

David T. Foy
Senior Vice President and Chief Financial Officer

Craig R. Raymond
Senior Vice President and Chief Actuary

Christine H. Repasy
Senior Vice President and General Counsel

Walter C. Welsh
Senior Vice President, Government Affairs

PLANCO Financial Services, Inc.

Kevin M. Connor
Managing Director

Sean E. O'Hara
Managing Director

Timothy J. Seifert
Managing Director

Property & Casualty

David K. Zwiener
President and Chief Operating Officer

Judith A. Blades
Senior Executive Vice President, Property & Casualty

J. Paul Kennedy
Executive Vice President, Personal Lines

David H. McElroy
Senior Vice President, Hartford Financial Products

Ralph J. Palmieri
Senior Vice President, Specialty Property

James M. Ruel
Senior Vice President, Select Customer

Gary J. Thompson
Senior Vice President, Middle Market

Fred H. Eppinger
Executive Vice President, Field and Service Operations

Richard J. Law
Senior Vice President, Field Operations

Sharon A. Ritchey
Senior Vice President, Contact Center Operations

Joseph Z. Gauches
Executive Vice President, E-Commerce and Technology

Calvin Hudson
Executive Vice President, Claims

David R. Robb
Executive Vice President

Raymond J. Sprague
Executive Vice President, Reinsurance Operations

Michael J. Dury
Senior Vice President and Chief Financial Officer

Robert A. Ferreira
Senior Vice President, Human Resources

Richard W. Palczynski
Senior Vice President and Chief Actuary

Corporate Information

Corporate Headquarters
The Hartford Financial Services Group, Inc.
690 Asylum Avenue
Hartford, Connecticut 06115
860-547-5000

Internet Address
http://www.thehartford.com

Annual Meeting
Shareholders are cordially invited to attend The Hartford's Annual Meeting of Shareholders, which will be held on Thursday, April 17, 2003 at 9:00 a.m. in the Wallace Stevens Theater at The Hartford Financial Services Group, Inc.'s home office at 690 Asylum Avenue, Hartford, Connecticut. Shareholders of record as of March 3, 2003 are entitled to notice of, and to vote at, the Annual Meeting.

Form 10-K and Other Information
Shareholders may receive, without charge, a copy of The Hartford's Form 10-K (without exhibits) filed with the Securities and Exchange Commission for the year ended December 31, 2002 by contacting 1-888-FACT-HIG. Forms 10-Q and 8-K, press releases, and other shareholder communications are also available through this toll-free number. Electronic versions of all of The Hartford's filings with the Securities and Exchange Commission may be accessed without charge through The Hartford's web site at http://www.thehartford.com.

Transfer Agent/Shareholder Records
For information or assistance regarding stock records, dividend checks or stock certificates, please contact The Hartford's transfer agent:

The Bank of New York
Shareholder Relations Department–12W
P.O. Box 11258
Church Street Station
New York, NY 10286
800-524-4458

To send certificates for transfer and address changes:

The Bank of New York
Receive and Deliver Department–11W
P.O. Box 11002
Church Street Station
New York, NY 10286

Address inquiries about The Hartford's Dividend Reinvestment and Cash Payment Plan to:

The Bank of New York
Dividend Reinvestment Department
P.O. Box 1958
Newark, NJ 07101-9774

E-mail: shareowner-svcs@bankofny.com

Internet address: www.stockbny.com

Investor Relations
The Hartford Financial Services Group, Inc.
Hartford Plaza, HO-1-01
Hartford, Connecticut 06115
Attn: Investor Relations
860-547-2537

Media Inquiries
The Hartford Financial Services Group, Inc.
Media Relations
Hartford Plaza, T-12-56
Hartford, CT 06115
860-547-5200

Common Stock and Dividend Information
The Hartford's common stock is traded on the New York Stock Exchange (NYSE) under the trading symbol "HIG." The following table presents the high and low closing prices for the common stock of The Hartford on the NYSE for the periods indicated, and the quarterly dividends declared per share.

	Common Stock Price		Dividends
	High	Low	Declared
2002			
First quarter	$ 68.56	$ 59.93	$0.26
Second quarter	69.97	58.04	0.26
Third quarter	58.63	41.00	0.26
Fourth quarter	50.10	37.38	0.27
2001			
First quarter	$ 67.75	$ 55.15	$0.25
Second quarter	70.46	56.88	0.25
Third quarter	69.28	50.10	0.25
Fourth quarter	62.83	53.91	0.26

As of February 19, 2003 there were approximately 115,000 shareholders of The Hartford.

The Hartford Financial Services Group, Inc.
Hartford Plaza, 690 Asylum Avenue
Hartford, Connecticut 06115